Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

February 2, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Document Filed Against Fifth Street Finance Corp. (File No. 814-00755)

Ladies and Gentlemen:

On behalf of our client, Fifth Street Finance Corp., a Delaware corporation (the "Company"), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the class action complaint filed in the Court of Chancery of the State of Delaware by James Craig, on Behalf of Himself and All Other Similarly Situated Stockholders of the Company, Plaintiff, v. Bernard D. Berman, James Castro-Blanco, Ivelin M. Dimitrov, Brian S. Dunn, Richard P. Dutkiewicz, Byron J. Haney, Sandeep K. Khorana, Todd G. Owens, Douglas F. Ray, Fifth Street Management LLC, Fifth Street Asset Management, Inc., the Company and Fifth Street Holdings L.P., Defendants, involving the Company and certain of its officers, directors and related persons.

Please do not hesitate to contact me at 202.261.3352 if you have any questions regarding this filing.

Best regards,

/s/ William J. Tuttle

William J. Tuttle

Enclosure

cc: Todd G. Owens, Fifth Street Finance Corp.
        Kerry Acocella, Fifth Street Finance Corp.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JAMES CRAIG, On Behalf of Himself and All Other Similarly Situated Stockholders of FIFTH STREET FINANCE CORP., Plaintiff, v. BERNARD D. BERMAN, JAMES CASTRO-BLANCO, IVELIN M. DIMITROV, BRIAN S. DUNN, RICHARD P. DUTKIEWICZ, BYRON J. HANEY, SANDEEP K. KHORANA, TODD G. OWENS, DOUGLAS F. RAY, FIFTH STREET MANAGEMENT LLC, FIFTH STREET ASSET MANAGEMENT, INC., FIFTH STREET FINANCE CORP., and FIFTH STREET HOLDINGS L.P., Defendants.	C.A. No. _____-_____

VERIFIED CLASS ACTION COMPLAINT

Plaintiff James Craig ("Plaintiff"), on behalf of himself and all other similarly-situated stockholders of Fifth Street Finance Corp. ("FSC" or the "Company"), brings this Verified Class Action Complaint (the "Complaint") against the members of the board of directors of FSC (the "FSC Board" or the "Board"), as well as the Company's controlling stockholders, Fifth Street Management LLC ("Fifth Street Management" or "FSM"), and its owners Fifth

1

Street Asset Management, Inc. ("FSAM") and Fifth Street Holdings L.P. ("Fifth Street Holdings"), for breaching their fiduciary duties during an ongoing proxy contest in which FSC's largest unaffiliated stockholder seeks, among other things, (1) to terminate the investment advisory agreement between FSC and FSM, and (2) to elect three new directors to FSC's nine-member staggered board. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

NATURE OF THE ACTION

1. FSC is a specialty finance company that provides financing to small and mid-sized companies, primarily in connection with investments by private equity sponsors. FSC is externally managed and advised by Fifth Street Management pursuant to an investment advisory agreement (the "Investment Advisory Agreement" or "IAA").[1]

2. Despite the Company's dreadful performance under Fifth Street Management's stewardship, FSC has handsomely compensated its external manager. For example, between June 2008 and September 2015, FSC's book

---

[1] The IAA was initially entered into between FSC and Fifth Street Management on December 14, 2007. It was subsequently amended on or around April 30, 2008, and again on May 2, 2011 and January 19, 2016. A copy of the IAA, as amended, is attached hereto as Ex. A.

value decreased from $13.20 per share to $9.00 per share, yet the Company paid Fifth Street Management cumulative base management and incentive fees of $346.9 million. Further, from September 2014 to September 2015, FSC paid Fifth Street Management base and incentive fees of nearly $80 million even though the Company's net income during that same period was only $15.4 million.

3. RiverNorth Capital Management LLC and certain funds managed by it (collectively, "RiverNorth") – FSC's largest unaffiliated stockholder – has launched a proxy contest to, among other things, (a) elect three dissident director nominees to the FSC Board and (b) terminate the Investment Advisory Agreement (the "Termination Proposal").

4. Instead of allowing FSC stockholders to cast a fully informed and uncoerced vote on the election of directors and the Termination Proposal based on the merits, the incumbent FSC Board is attempting to mislead stockholders into believing that termination of the Investment Advisory Agreement will cause financial calamity for the Company. In doing so, the incumbent FSC Board is refusing to provide stockholders complete or accurate information that would allow them to fairly evaluate the possible effects of terminating the Investment Advisory Agreement.

5. The "parade of horribles" described by the FSC Board includes, among other things, (a) nearly $650 million in potential debt acceleration, (b) the

3

loss of certain co-investment opportunities, (c) negative effects on a Company joint venture, (d) negative effects on FSC's day-to-day operations, and (e) the loss of the Company's right to use the "Fifth Street" name, and the resultant loss of brand recognition and market confidence.

6.   Instead of using unsubstantiated, exaggerated and vague threats of financial calamity to gain an incremental advantage in the proxy contest, the FSC Board's fiduciary duties require it to take steps to minimize any such dangers and to provide full and fair information regarding any possible risks so that stockholders can adequately evaluate such exposures when casting their votes.

7.   Defendants are acting for the primary purpose of entrenching themselves by preserving their control of FSC, including Fifth Street Management's management of FSC under the Investment Advisory Agreement.

8.   Through this action, Plaintiff seeks to compel Defendants to fully disclose the facts relating to the risks they claim will arise from passage of the Termination Proposal and to enjoin the FSC Board from soliciting proxies against the Termination Proposal and the three dissident director nominees until all material information relating to those risks has been disclosed so the FSC stockholders can cast fully informed votes. Plaintiff also seeks equitable relief and damages for Defendants' efforts to entrench themselves in control of FSC.

THE PARTIES

9.   Plaintiff is a stockholder of FSC and has been a stockholder of FSC at all times alleged in this Complaint.

10.   Defendant FSC is a specialty finance company that provides financing solutions to small and mid-sized companies, primarily in connection with investments by private equity sponsors. FSC is incorporated in Delaware and has its corporate headquarters at 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut 06830. The Company's common stock trades on the NASDAQ under the ticker symbol "FSC." FSC has elected to be regulated as a business development company ("BDC").

11.   Defendant FSAM is an alternative asset manager with more than $6.3 billion of assets under management. As of December 31, 2014, 90.5% of FSAM's assets under management resided in two publicly-traded permanent capital vehicles: FSC and Fifth Street Senior Floating Rate Corp. ("FSFR").[2] FSAM trades on the NASDAQ under the ticker "FSAM." FSAM is incorporated in Delaware and has its corporate headquarters at 777 West Putnam Avenue, 3rd

---

[2] FSFR is a specialty finance company that lends to mid-sized companies in connection with investments by private equity sponsors. Because of their overlapping boards, FSC and FSFR issued a joint proxy statement on February 5, 2015, and held a joint annual meeting of stockholders on March 18, 2015.

Floor, Greenwich, Connecticut 06830. FSAM indirectly owns Fifth Street Management through Fifth Street Holdings.

12. Defendant Fifth Street Management is a registered investment adviser under the Investment Advisers Act of 1940 (the "Investment Advisers Act"), pursuant to the Investment Advisory Agreement. Fifth Street Management is a limited liability company organized under the laws of the State of Delaware.

13. Defendant Fifth Street Holdings is a limited partnership organized under the laws of the State of Delaware. Fifth Street Holdings owns 100% of the membership interests of Fifth Street Management.

14. Defendant Bernard D. Berman ("Berman") has served as a member of the FSC Board since February 2009 and as the Chairman of the Board since September 2014. He was also FSC's President from February 2010 to September 2014, FSC's Secretary from October 2007 to September 2014, and FSC's Chief Compliance Officer ("CCO") from April 2009 to May 2013. Berman currently serves as co-President and COO of FSAM, and previously served as a director of FSAM. Berman's base salary with FSAM for 2015 was $520,000. Berman has also served as President of Fifth Street Management and has served on its investment committee since its founding in November 2007. Additionally, Berman has served as a director of FSFR since May 2013 and as Chairman of its

board of directors since January 2014. Berman served as President of FSFR from May 2013 to January 2014.

15. Defendant James Castro-Blanco ("Castro-Blanco") has served as a member of the FSC Board since August 2014. In 2014 and 2015, Castro-Blanco received $17,800 and $136,200, respectively, as compensation for his service as an FSC director.

16. Defendant Ivelin M. Dimitrov ("Dimitrov") has served as FSC's President since January 2015, a member of the FSC Board since January 2013 and the Company's Chief Investment Officer ("CIO") and the CIO of Fifth Street Management since August 2011, and served as co-CIO for these entities from November 2010 and June 2010 through August 2011. Dimitrov has been FSFR's chief executive officer ("CEO") since September 2014. Previously, he served as FSFR's CIO from August 2011 to September 2014 and as its President from January 2014 to September 2014. Dimitrov also sits on the investment committee of Fifth Street Management and has served as the CIO of FSAM since September 2014. Dimitrov has been a member of FSFR's board of directors since September 2014. In 2014, Dimitrov's total compensation from FSAM was $6.16 million. Additionally, Dimitrov's executive compensation received from FSC and FSFR is not publicly available, because neither FSC nor FSFR executive officers receive direct compensation from their respective companies, but are instead compensated

by FSC CT, LLC ("FSC CT"), a wholly-owned subsidiary of Fifth Street Management.

17. Defendant Brian S. Dunn ("Dunn") has been a member of the FSC Board since December 2007. Dunn has also been a member of the FSFR board of directors since May 2013. In 2014 and 2015, Dunn received $127,800 and $172,500, respectively, as compensation for his service as an FSC director. In 2014 and 2015, Dunn received $65,300 and $117,000, respectively, as compensation for his service as an FSFR director.

18. Defendant Richard P. Dutkiewicz ("Dutkiewicz") has been a member of the FSC Board since February 2010. Dutkiewicz has also been a member of FSFR's board of directors since May 2013. In 2014 and 2015, Dutkiewicz received $135,800 and $148,700, respectively, for his service as an FSC director. In 2014 and 2015, Dutkiewicz received $62,100 and $83,800, respectively, for his service as an FSFR director.

19. Defendant Byron J. Haney ("Haney") has been a member of the FSC Board since December 2007. In 2014 and 2015, Haney received $117,500 and $125,000, respectively, for his service as an FSC director.

20. Defendant Sandeep K. Khorana ("Khorana") has been a member of the FSC Board since March 2015. He has also been a managing director of FSC CT, the Company's administrator, since October 2010. Khorana leads the

origination and sponsor coverage efforts for Fifth Street Management and heads its Chicago office.

21.   Defendant Todd G. Owens ("Owens") has been a member of the FSC Board since November 2014 and FSC's CEO since January 2015. Owens has also served as co-President of FSAM and President of FSFR since September 2014. Owens has also served on the management committee of Fifth Street Management. In 2014, Owens's total compensation with FSAM was $6.12 million, but any executive compensation received from FSC and FSFR is not publicly available (*see* ¶ 16 above).

22.   Defendant Douglas F. Ray ("Ray") has been a member of the FSC Board since December 2007. Ray has also been a member of the FSFR board of directors since September 2014. In 2014 and 2015, Ray received $124,300 and $138,800, respectively, for his service as an FSC director. For the years ending September 30, 2014 and September 30, 2015, Ray received $2,683 and $78,800, respectively, for his service as an FSFR director.

23.   The defendants listed in paragraphs 14 through 22 above are collectively referred to herein as the "Director Defendants."

SUBSTANTIVE ALLEGATIONS

I. FSC IS CONTROLLED BY FIFTH STREET MANAGEMENT

24. FSC is a specialty finance company that lends to and invests in small and mid-sized companies with annual revenues between $25 million and $250 million, primarily in connection with investments by private equity sponsors. The Company's investments generally range in size from $10 million to $100 million and are principally in the form of first lien, second lien and subordinated debt investments, which sometimes include an equity component.

25. FSC is managed and advised by Fifth Street Management, which is owned and controlled by Fifth Street Holdings and FSAM. Fifth Street Management exercises day-to-day control over FSC's operations.

26. FSC CT, a wholly-owned subsidiary of Fifth Street Management, provides FSC and FSFR with administrative services, including office facilities, personnel, equipment, and clerical, bookkeeping and recordkeeping services. According to annual proxy materials distributed by both FSC and FSFR, neither FSC nor FSFR executive officers receive direct compensation from their respective companies, but are instead compensated by FSC CT. Both FSC and FSFR have entered into administration agreements with FSC CT respecting these arrangements. Both FSC and FSFR then disclose the total amounts reimbursed to FSC CT on a yearly basis.

27.   The   following   organizational   charts   illustrate   the   relationships

between the various Fifth Street entities:




Public Stockholders (1)
Principals (2)
Class A common stock
Class B common stock
Fifth Street Asset Management Inc.
Holdings Limited Partners (3)
GP interest
12.0% LP interests
88.0% LP interests
Fifth Street Holdings LP
100% Membership interests
100% Membership interests
FSCO GP LLC (4)
Fifth Street Management LLC (5)
Investment Adviser
Fifth Street Finance Corp.
Fifth Street Senior Floating Rate Corp.
Senior Loan Funds (SLF I and SLF II)
Fifth Street Opportunities Fund
GP Interest

28. Under FSC's administration agreement with FSC CT, FSC incurred expenses of $6.9 million in 2015, $5.7 million in 2014, $4.3 million in 2013, and $3.9 million in 2012.

29. Under FSFR's administration agreement with FSC CT, FSFR incurred expenses of $1.3 million in 2015, $0.7 million in 2014, and $0.1 million from June 29 to September 30, 2013.

30. Principals and executives of Fifth Street Management (and its affiliates) occupy and have occupied FSC's senior-most executive positions. For example:

- Leonard M. Tannenbaum ("Tannenbaum") is the CEO of Fifth Street Management, Chairman and CEO of FSAM, and formerly served as FSC's Chairman and CEO and FSFR's CEO;[3]

- Berman, Fifth Street Management's President, currently serves as FSC's Board Chairman and formerly served as the Company's President;

- Dimitrov, Fifth Street Management's CIO, serves as FSC's President and CIO; and

- Owens, the co-President of FSAM and President of FSFR, serves as FSC's CEO.

31.   In addition to Berman, Dimitrov and Owens, four other FSC directors (Dunn, Dutkiewicz, Khorana and Ray) are directors or officers of other Fifth Street entities. Berman, Dimitrov, Owens, Dunn, Dutkiewicz and Ray are all directors and/or officers of FSFR, which is also managed by Fifth Street Management and receives administrative services from FSC CT.

32.   Under the IAA, Fifth Street Management manages FSC's assets, subject to the supervision of the FSC Board. It determines the composition of FSC's portfolio; the nature, timing and manner of changes to that portfolio; the securities that FSC purchases, retains or sells; and the investments FSC makes, including the structure, execution and servicing of those investments.

---

[3] Tannenbaum controls more than 90% of the combined voting power of FSAM, and as of December 31, 2015, beneficially owned 6.5% of FSC's outstanding common stock.

33. Under the Investment Advisory Agreement, FSC pays Fifth Street Management (a) a management fee equal to a percentage of FSC's gross assets and (b) an incentive fee equal to a percentage of FSC's ordinary income and capital gains.

34. Prior to a January 19, 2016 amendment, fees payable to Fifth Street Management under the Investment Advisory Agreement were equal to (a) 2.0% of the value of FSC's gross assets, which included any borrowings for investment purposes and excluded cash and cash equivalents (the "Base Management Fee"), and (b) a two-component incentive fee based on FSC's performance (the "Incentive Fee").

35. In the midst of a proxy contest threatening FSM's exorbitant and undeserved fees, Fifth Street Management agreed to reduce the Base Management Fee under the IAA from 2.0% to 1.75% on January 19, 2016.

36. The first component of the Incentive Fee is calculated quarterly and equals 20% of FSC's "Pre-Incentive Fee Net Investment Income"[4] for the

---

[4] "Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income of the Company, including: (i) any other fees FSC receives from portfolio companies; (ii) any gain realized on the extinguishment of FSC debt; and (iii) any other quarterly income of any kind that FSC is required to distribute to FSC stockholders (minus FSC operating expenses such as the Base Management Fee, expenses payable under the administration agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee).

immediately preceding quarter, subject to a preferred turn, or "hurdle," and a "catch up" feature. The second component of the Incentive Fee is calculated at the end of each fiscal year (or upon termination of the Investment Advisory Agreement) and equals 20% of FSC's "Incentive Fee Capital Gains," which equals its realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the total amount of any previously paid capital gain incentive fee.

37.   Paragraph 9 of the IAA states that the IAA continues for successive annual periods:

> This Agreement shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of the Board or a majority of the outstanding voting securities of the Company and (b) the vote of a majority of the Company's directors who are not parties to this Agreement or "interested persons" (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act and each of whom is an "independent director" under applicable New York Stock Exchange listing standards.

38.   Paragraph 9 of the IAA also provides that:

> This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice, by the vote of a majority of the outstanding voting securities, or by the vote of the Company's directors or by the Adviser.

39.   The FSC Board has breached its fiduciary duty by failing to terminate – and instead perpetuating – the IAA. Fifth Street Management is not going to terminate the IAA while the goose is still laying golden eggs full of fees. Thus, the stockholders' right to vote to terminate the IAA is critical.

II.   FSC'S PERFORMANCE UNDER FIFTH STREET MANAGEMENT HAS BEEN DREADFUL, BUT FIFTH STREET MANAGEMENT HAS BEEN HANDSOMELY COMPENSATED

40.   FSC's financial performance and its stockholders' investment in the Company have suffered under the Investment Advisory Agreement with Fifth Street Management.   While the relationship has resulted in significant underperformance by the Company, it has nonetheless caused the payment of exorbitant fees to Fifth Street Management.

41.   Since reaching a high of $13.95 per share in February of 2011, FSC's stock price has collapsed by more than 58%, to its current price of $5.76 per share.

42.   Further, since the Company's June 11, 2008 initial public offering (the "IPO") and continuing throughout its existence as a public company, FSC has severely underperformed relative to the broader market as well as the Company's peers in the BDC industry. As set forth in the following charts, under Fifth Street Management's stewardship, FSC's total returns have fallen substantially short of

the returns provided by (a) publicly-traded BDCs generally, (b) high-yield bonds, (c) the S&P 500, and (d) S&P 500 companies within the financial sector:[5]

	Total Return			
	1 Year	2 Year	5 Year	Since IPO
FSC	**-13.3%**	**-17.1%**	**-6.7%**	**3.7%**
WF BDC Index	-2.6%	8.2%	30.1%	76.6%
High-Yield Bonds	-2.9%	6.7%	29.2%	68.7%
S&P 500	3.4%	54.1%	83.9%	80.9%
S&P Financials	-0.4%	58.6%	66.6%	24.4%

---

[5] The data contained within the charts was current through December 10, 2015. "WF BDC Index" refers to the Wells Fargo BDC Index, a market cap-weighted index intended to measure the performance of publicly-traded BDCs. "HY Bonds" reflects total return as reported by the Bank of America-Merrill Lynch US High Yield Index. "S&P Financials" refers to the S&P Financials Sector Index, a market cap-weighted index comprised of companies included in the S&P 500 classified as a member of the Global Industry Classification Standard financials sector.

FSC Relative Underperformance				
	1 Year	2 Year	5 Year	Since IPO
FSC	**N/A**	**N/A**	**N/A**	**N/A**
WF BDC Index	-10.7%	-25.3%	-36.8%	-72.9%
High-Yield Bonds	-10.4%	-23.8%	-35.9%	-65.0%
S&P 500	-16.7%	-71.2%	-90.6%	-77.2%
S&P Financials	-12.8%	-75.8%	-73.3%	-20.7%

43.   As reflected in the charts above, since FSC's IPO, the Company has underperformed its peers in the BDC industry by an astounding *72.9%*, while underperforming high-yield bonds and the S&P 500 by 65.0% and 77.2%, respectively.   The Company's recent underperformance under Fifth Street Management includes FSC underperforming its peers in the BDC industry by 10.7% for the year ended December 10, 2015, and underperforming high-yield bonds and the S&P 500 during that same period by 10.4% and 16.7%, respectively.

44.   FSC's abysmal performance under Fifth Street Management's stewardship is particularly alarming in light of the magnitude of the fees the Company pays its external manager.   For example, from June 30, 2008 to September 30, 2015, a period during which the Company's net increase in investment assets was approximately $370.8 million, the Company paid Fifth

Street Management Base Management and Incentive Fees of approximately *$346.9 million*.

45. The structure under which the Company paid Fifth Street Management those fees has created a severe misalignment of interests. Under the Investment Advisory Agreement, the Company has paid Fifth Street Management excessive (and increasing) fees even as the total value of the Company has substantially decreased. During the period in which Fifth Street Management received approximately $346.9 million in fees, the Company's book value *decreased* 32% from $13.20 to $9.00 per share, whereas the fees paid to Fifth Street Management *increased* 6.2 times.

46. In recent years, the unfair distribution of the Company's profits between stockholders on the one hand and Fifth Street Management on the other has grown even more egregious. For example, for the year ended September 30, 2015, the Company paid Fifth Street Management fees of approximately $79.6 million, whereas the Company's approximate net income was only $15.4 million. During that same period, the Company paid Fifth Street Management $5.17 for every $1.00 of net income earned by FSC's stockholders, such that Fifth Street Management received *84%* of the Company's economic profit.

47. The excessive payment of fees to Fifth Street Management is highlighted by FSC's expense ratio. For the year ended September 30, 2015, the

Company's total expense ratio was 10.7% (6.7% when borrowing costs are excluded), as compared to a paltry 1.1% stockholder return on equity during that period.

48. In recent years, rather than fulfilling its fiduciary duties by taking steps to reduce the excessive fees lavished on its underperforming external manager, the FSC Board instead proposed amendments to *increase* the fees payable to Fifth Street Management. Specifically, at the Company's 2012 annual meeting of stockholders (the "2012 Annual Meeting"), the Board asked stockholders to approve an amendment to the Investment Advisory Agreement that would have reduced the "hurdle-rate" required for Fifth Street Management to earn its income incentive fee. Even though that proposed amendment would have inured solely to the benefit of Fifth Street Management (at the direct cost of the Company and its stockholders), the FSC Board caused the Company to bear the entire expense of the solicitation in connection with the proposal.

49. Tellingly, at the 2012 Annual Meeting, FSC's stockholders voted down the FSC Board's unfair proposal to reward Fifth Street Management's abysmal performance through an enrichment of the terms of its external management arrangement with the Company. By doing so, the stockholders signaled their dissatisfaction with Fifth Street Management and its fee structure.

III. THE SUMITOMO AND ING CAPITAL LOAN AGREEMENTS AND SBA REGULATIONS

50.   The Company is a party to certain loan agreements with private lenders and the Small Business Administration ("SBA").

51.   Through a loan and servicing agreement with Sumitomo Mitsui Banking Corporation ("Sumitomo"), dated as of September 16, 2011, and amended on March 16, 2012, October 30, 2013 and August 17, 2015 (as amended, the "Sumitomo Agreement"), the Company is authorized to borrow up to $125,000,000.[6] The IAA is expressly defined on page 18 of the Sumitomo Agreement as the "Management Agreement."

52.   Sections 7.01(a) through 7.01(t) of the Sumitomo Agreement identify at least twenty separate categories of events that constitute "Events of Default."[7]

---

[6]   A copy of Amendment No. 2 to the Sumitomo Agreement is attached hereto as Ex. B, and all citations to the Sumitomo Agreement are to this version unless otherwise stated. Amendment No. 3 is attached hereto as Exhibit C. Amendment No. 3 was filed with the United States Securities and Exchange Commission ("SEC") in abridged fashion to only identify the changes made to Amendment No. 2.   The only pertinent change identified by Plaintiff's counsel was to add an additional event of default, as described herein.

[7] Amendment No. 3 to the Sumitomo Agreement (Ex. C hereto) was amended to, *inter alia*, add subsection 7.01(t). Section 7.01(t) states that an Event of Default will occur if "an Investment Advisor Departure Event shall occur." Amendment No. 3 (at pg. 4) defines an "Investment Advisor Departure Event" to have occurred if "Fifth Street Management LLC shall cease to be the investment advisor of the Servicer without having been immediately replaced with an investment advisor reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion. For the avoidance of doubt, in the event the Servicer

One such event constituting an "Event of Default" is if "any Change of Control shall occur."[8] A "Change of Control" is deemed to occur in the event of any of the following:

> (a) **the Management Agreement shall fail to be in full force and effect;** *provided* that if, pursuant to a Fifth Street Affiliate Merger Transaction, the services provided to Fifth Street under the Management Agreement have been assumed by a Fifth Street Merger Party or by Fifth Street for its own account, then the foregoing shall not be deemed a "Change of Control";
>
> (b) the creation or imposition of any Lien on any limited liability company membership interest in the Borrower;
>
> (c) the failure by Fifth Street to own 100% of the limited liability company membership interests in the Borrower, free and clear of any Lien other than a Permitted Lien;
>
> (d) the assignment or transfer by Fifth Street of its rights or obligations as "Servicer" under this Agreement and any other Transaction Document to an entity other than an Affiliate of Fifth Street; or
>
> (e) the dissolution, termination or liquidation in whole or in part, transfer or other disposition, in each case, of all or substantially all of the assets of, Fifth Street.[9]

---

elects to be self-managed in accordance with applicable law, no Investment Advisor Departure Event shall be deemed to have occurred so long as no Key Person Departure Event has occurred."

[8] Ex. B at Section 7.01(n). Because the Defendants have failed to identify the particular provision(s) that would purportedly trigger financial calamity for the Company upon approval of the Termination Proposal, it is difficult or impossible for a reasonable stockholder to explore and evaluate the legitimacy of the claimed risk.

[9] *Id.* at pg. 6 (emphasis added).

53. When an "Event of Default" occurs, Sumitomo

may, by notice to the Borrower, declare the Facility Maturity Date to have occurred; *provided* that, in the case of any event described in <u>Section 7.01(h)</u> above, the Facility Maturity Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, (i) the Borrower shall cease purchasing Loan Assets from the Transferor under the Purchase and Sale Agreement, (ii) the Administrative Agent or all of the Lenders **may declare the Advances to be immediately due and payable in full (without presentment, demand, protest or notice of any kind all of which are hereby waived by the Borrower) and any other Obligations to be immediately due and payable**, and (iii) all proceeds and distributions in respect of the Portfolio Assets shall be distributed by the Collateral Agent (at the direction of the Administrative Agent) as described in <u>Section 2.04(c)</u> (*provided* that the Borrower shall in any event remain liable to pay such Advances Outstanding and all such amounts and Obligations immediately in accordance with <u>Section 2.04(e)</u> hereof). In addition, upon any such declaration or upon any such automatic occurrence, the Collateral Agent, on behalf of the Secured Parties and at the direction of the Administrative Agent, shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of the applicable jurisdiction and other Applicable Law, which rights shall be cumulative. Without limiting any obligation of the Servicer hereunder, the Borrower confirms and agrees that the Collateral Agent, on behalf of the Secured Parties and at the direction of the Administrative Agent, (or any designee thereof, including, without limitation, the Servicer), following an Event of Default, shall, at its option, have the sole right to enforce the Borrower's rights and remedies under each Assigned Document, but without any obligation on the part of the Administrative Agent, the Lenders or any of their respective Affiliates to perform any of the obligations of the Borrower under any such Assigned Document. If any Event of Default shall have occurred, the LIBOR Yield Rate and Base

Rate Yield Rate shall be increased pursuant to the increase set forth in the definition of "Applicable Spread", effective as of the date of the occurrence of such Event of Default, and shall apply after the occurrence of such Event of Default.[10]

54. The Sumitomo Agreement also expressly permits the amendment and/or waiver of its provisions with the written agreement of the parties thereto.[11]

55. The Company is also a borrower under an amended and restated senior secured revolving credit agreement with ING Capital LLC ("ING Capital"), which was initially entered on February 22, 2011 and subsequently amended on July 8, 2011, November 29, 2011, February 29, 2012, November 30, 2012, August 6, 2013 and September 13, 2013 (as amended, the "ING Agreement").[12]

56. The ING Agreement defines "Investment Advisor" as "Fifth Street Management, LLC, a Delaware limited liability company."[13] Moreover, an "Investment Advisor Departure Event" occurs if:

> the Investment Advisor or one of its Affiliates shall cease to be the investment advisor of the Borrower without having been immediately replaced with an investment advisor reasonably satisfactory to the Administrative Agent and the

---

[10] *Id.* at Section 7.01 (emphases in bold added).

[11] *Id.* at Section 11.01.

[12] A copy of Amendment No. 5 to the ING Agreement is attached hereto as Ex. D, and all citations to the ING Agreement are to this version. Amendment No. 6 was filed with the SEC in abridged fashion to only identify the changes made to Amendment No. 5. No changes to the ING Agreement in Amendment No. 6 appear relevant to this action.

[13] *Id.* at pg. 17.

Required Lenders in their reasonable discretion. For clarity, in the event the Borrower elects to be self-managed in accordance with applicable law, no Investment Advisor Departure Event shall be deemed to have occurred, so long as no Key Person Departure Event has occurred.[14]

57.   The ING Agreement in turn states that a "Key Person Departure Event" occurs if:

> any two of (i) Leonard Tannenbaum, (ii) Bernard Berman and (iii) Ivelin Dimitrov (collectively, the "Key Persons"), in each case, cease to be actively involved in the operations of the Borrower and the Investment Advisor (provided that there shall be no Key Person Departure Event in connection with the Investment Advisor if (i) the Borrower elects to be self-managed in accordance with applicable law and (ii) the requisite Key Persons remain actively involved in the operations of the Borrower) and such individual or individuals have not within 120 days thereafter been replaced with officers reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion.[15]

58.   Under Article VII of the ING Agreement, at least nineteen separate events could constitute an "Event of Default."[16] One such event is if "an Investment Advisor Departure Event shall occur."[17] If an Event of Default occurs, ING Capital has the following rights:

> then, and in every such event (other than an event described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent **may**, and at the request of the Required Lenders **shall**,

---

[14] *Id.*

[15] *Id.* at 18.

[16] *Id.* at Article VII(a) – (s).

[17] *Id.* at Article VII(n).

by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder and under the other Loan Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder and under the other Loan Documents, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

In the event that the Loans shall be declared, or shall become, due and payable pursuant to the immediately preceding paragraph then, upon notice from the Administrative Agent or Lenders with LC Exposure representing more than 50% of the total LC Exposure demanding the deposit of cash collateral pursuant to this paragraph, the Borrower shall immediately deposit into the Letter of Credit Collateral Account cash in an amount equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default described in clause (h) or (i) of this Article.[18]

---

[18] *Id.* at Article VII (emphasis in bold added).

59.   The ING Agreement, however, expressly permits the amendment and/or waiver of the provisions of the ING Agreement with the written agreement of the parties thereto.[19]

60.   The SBA is also a lender to the Company. The Company maintains two wholly-owned subsidiaries that are licensed as small business investment companies ("SBICs") and regulated by the SBA. FSC appears to be covered by Title 13, Part 107 of the Code of Federal Regulations ("C.F.R."), which governs SBICs. 13 C.F.R. § 107.50 defines "control" as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Licensee or other concern, whether through the ownership of voting securities, by contract, or otherwise."[20] In turn, Part 107, Subpart D is titled "Changes in Ownership, Control, or Structure of Licensee; Transfer of License." Within that subsection, the following provisions apply to changes of control:

- 13 C.F.R. § 107.400(a): "You must obtain SBA's prior written approval for any proposed transfer or issuance of ownership interests that results in the ownership (beneficial or of record) by any Person, or group of Persons acting in concert, of at least 10 percent of any class of your stock or partnership capital."

---

[19] *Id.* at Section 9.02(b).

[20] 13 C.F.R. § 107.50 defines Licensee to mean "either a corporation (Corporate Licensee), or a limited partnership organized pursuant to § 107.160 (Partnership Licensee), to which a license has been granted pursuant to the Act. For certain purposes, the Entity General Partner of a Partnership Licensee is treated as if it were a Licensee (see § 107.160(b)(2))."

- 13 C.F.R. § 107.410(a): "You must obtain SBA's prior written approval for any proposed transaction or event that results in Control by any Person(s) not previously approved by SBA."

- 13 C.F.R. § 107.420: "Without prior written SBA approval, no change of ownership or Control may take effect . . . ."

- 13 C.F.R. § 107.430: "You must promptly notify SBA as soon as you have knowledge of transactions or events that may result in a transfer of Control or ownership of at least 10 percent of your capital. If there is any doubt as to whether a particular transaction or event will result in such a change, report the facts to SBA."

- 13 C.F.R. § 107.450: "(a) You must notify SBA in writing, within 30 calendar days, of the terms of any transaction in which: (1) Any Person, or group of Persons acting in concert, pledges shares of your stock (or equivalent ownership interests) as collateral for indebtedness; and (2) The shares pledged are at least 10 percent of your Regulatory Capital. (b) If the transaction creates a change of ownership or Control, you must comply with § 107.400 or § 107.410, as appropriate."

- 13 C.F.R. § 107.470(a): "You may not merge, consolidate, change form of organization (corporation or partnership) or reorganize without SBA's prior written approval. Any such merger or consolidation will be subject to § 107.440."

61.   The SBA also regulates small business lending companies ("SBLCs")

in Title 13. Within that title is a definition of "Change of ownership or control":

> (a) Any change of ownership or control without prior written approval of SBA is prohibited. An SBLC must request approval of any such change from the appropriate Office of Capital Access official in accordance with Delegations of Authority. Pending the approval, the SBLC may not register the proposed new owners on its transfer books nor permit them to participate in any manner in the conduct of the SBLC's affairs. Change of ownership or control includes:

28

(1) Any transfer of 10 percent or more of any class of the SBLC's stock, and any agreement providing for such transfer;

(2) Any transfer that could result in the beneficial ownership by any person or group of persons acting in concert of 10 percent or more of any class of its stock, and any agreement providing for such transfer;

(3) Any merger, consolidation, or reorganization; or

(4) Any other transaction or agreement that transfers control of the SBLC.

(b) If transfer of ownership or control is subject to the approval of any State or Federal chartering, licensing, or other regulatory authority, copies of any documents filed with such authority must, at the same time, be transmitted to the appropriate Office of Capital Access official in accordance with Delegations of Authority.[21]

62. The SBA also provides a procedure by which a licensee can seek exemptive relief from the SBA:

> You may file an application in writing with SBA to have a proposed action exempted from any procedural or substantive requirement, restriction, or prohibition to which it is subject under this part, unless the provision is mandated by the Act. SBA may grant an exemption for such applicant, conditionally or unconditionally, provided the exemption would not be contrary to the purposes of the Act. Your application must be accompanied by supporting evidence which demonstrates to SBA's satisfaction that: (a) The proposed action is fair and equitable; and (b) The exemption requested is reasonably

---

[21] Though the quoted language technically applies to SBLCs rather than SBICs, Plaintiff was unable to identify any SBIC-specific definition and Defendants certainly have not directed the Company's stockholders to any.

calculated to advance the best interests of the SBIC program in a manner consonant with the policy objectives of the Act and the regulations in this part.[22]

IV. RIVERNORTH SEEKS CHANGE ON THE FSC BOARD AND TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT

63. After years of dismal performance and chronic overpayments to Fifth Street Management, RiverNorth – the Company's largest unaffiliated stockholder and the beneficial owner of approximately 8.5% of FSC's outstanding common stock – began advocating for change at the Company.

64. On November 6, 2015, RiverNorth delivered a formal notice (the "Notice") of its nomination of a slate of three dissident director candidates (the "Dissident Director Candidates") – Randy I. Rochman, Fred G. Steingraber and Murray R. Wise – for election to the FSC Board at the Company's 2016 annual meeting of stockholders (the "2016 Annual Meeting"). As part of its Notice, RiverNorth submitted the Termination Proposal.

65. On November 16, 2015, RiverNorth issued a press release, which included a link to a public letter from RiverNorth to the FSC Board. The press release highlighted, among other things, (a) FSC's dramatic underperformance compared to its peers, (b) problematic conflicts of interest in the relationship between FSC and Fifth Street Management, and (c) the abusive fee structure that governs Fifth Street Management's role as FSC's external manager. In the public

---

[22] 13 C.F.R. § 107.1920.

letter to the FSC Board, RiverNorth outlined certain actions it believes are necessary to change the direction of the Company and materially improve the valuation of FSC's stock price.

66.   On November 30, 2015, the FSC Board authorized a new $100 million stock repurchase program to have FSC use corporate funds to help fend off RiverNorth's proxy contest by buying out discontented stockholders.

67.   On December 11, 2015, RiverNorth filed with the SEC its preliminary proxy statement seeking FSC stockholder support at the 2016 Annual Meeting for (a) the election of the three Dissident Director Candidates to replace incumbents Owens, Dutkiewicz and Ray, and (b) the Termination Proposal.

V.   THE INCUMBENT FSC BOARD AND FIFTH STREET MANAGEMENT ENTRENCH THEMSELVES

A.   Disclosures Concerning the ING and Sumitomo Agreements

68.   On December 22, 2015, the incumbent FSC Board filed with the SEC its preliminary proxy statement for the upcoming 2016 Annual Meeting (the "December 22, 2015 Proxy").

69.   In the December 22, 2015 Proxy, the incumbent directors attempted to scare stockholders through misleading partial disclosures. Rather than providing stockholders with all the information necessary to permit a fully informed vote, the incumbent directors are intentionally deterring stockholders from exercising their contractual right to terminate the Investment Advisory Agreement.

70.   The December 22, 2015 Proxy threatens that a "parade of horribles" will result if the stockholders exercise their right to terminate the Investment Advisory Agreement. Specifically, the December 22, 2015 Proxy threatens that: (a) the termination of the Investment Advisory Agreement will cause "events of default" under the Sumitomo and ING Agreements, (b) these events of default could cause the immediate acceleration of $427.3 million of the Company's outstanding indebtedness, (c) the Company has only $143.5 million in cash and cash equivalents, and (d) there can be no assurance that the Company could refinance or repay the debts if they were to become immediately due and payable.

71.   Specifically, the December 22, 2015 Proxy states:

Event of Default Under Company Credit Facilities

The termination of the Investment Advisory Agreement **would constitute** an event of default under both the ING Facility and the Sumitomo Facility. As of September 30, 2015, FSC had $383.5 million outstanding under the ING Facility and $43.8 million outstanding under the Sumitomo Facility, for a total of $427.3 million.

Absent a valid waiver from the counterparty to each facility, an event of default under either the ING Facility or the Sumitomo Facility would result in material adverse effects to FSC, including (i) reducing or eliminating the ability of FSC to draw any additional amounts under such facilities and (ii) causing amounts due under each facility to become immediately due and payable. *There can be no assurance that FSC would be able to obtain a waiver or amendment to avoid an event of default under one or both credit facilities, that the cost of such waiver or amendment would not be materially adverse to the business of FSC or that FSC would be able to re-finance or repay the amounts that would become due if the amounts under such credit facilities become immediately due and payable.*

The Company had $143.5 million in cash, cash equivalents and restricted cash as of September 30, 2015.

(Emphasis added)

72.   The foregoing disclosures in the December 22, 2015 Proxy are materially misleading and incomplete. The December 22, 2015 Proxy fails to give a complete and accurate description of the default provisions and related definitions of the ING and Sumitomo Agreements that it claims will be triggered upon termination of the IAA. The representation that an event of default *"would result in material adverse effects to FSC"* (emphasis added) is materially misleading. In reality, there are various circumstances – including the risks to creditors of accelerating the debt and the possibility of refinancing – that demonstrate that an event of default would not automatically trigger material adverse effects on FSC.

73.   Further, the December 22, 2015 Proxy provides no disclosure as to how or why these provisions were included within the credit facilities, what purpose they further or why the FSC Board agreed to such provisions. There is no disclosure as to whether the creditors sought such provisions, or whether they were inserted by or agreed to by incumbent management. These facts are highly relevant to stockholders' evaluation of whether termination of the IAA "would" result in material adverse effects on the Company, and are therefore material.

74. The December 22, 2015 Proxy's representation that termination of the IAA "would constitute an event of default under" the ING Agreement is a materially misleading partial disclosure because, among other things, the December 22, 2015 Proxy fails to disclose that the ING Agreement expressly contemplates the replacement of Fifth Street Management as external manager of the Company. As previously noted, the ING Agreement defines "Events of Default" to include, *inter alia*, the occurrence of "an Investment Advisor Departure Event."[23] Further, the ING Agreement defines "Investment Advisor Departure Event" to occur if "the Investment Advisor or one of its Affiliates shall cease to be the investment advisor of the Borrower *without having been immediately replaced with an investment advisor reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion.*"[24] Thus, the ING Agreement expressly contemplates the replacement of Fifth Street Management as external advisor without triggering an "Event of Default" and acceleration of debt under the ING Agreement.

75. Further, the December 22, 2015 Proxy disclosure acknowledges that termination of the IAA would not be an event of default if the Company elected to

---

[23] *See* Ex. D at Article VII(n).
[24] *See id.* at p. 17 (emphasis added).

become an internally managed fund. However, it contains no explanation of what that alternative involves.

76. The December 22, 2015 Proxy also quotes the RiverNorth Termination Proposal referring to "the provisions of Section 9" of the IAA. However, the December 22, 2015 Proxy does not describe Paragraph 9 of the IAA. In particular, it does not disclose that under Paragraph 9, the IAA does not terminate until there has been 60 days' notice. Thus, the December 22, 2015 Proxy misleadingly indicates that there may be immediate debt acceleration and other immediate adverse effects when in reality, termination cannot occur for 60 days.

77. The misleading and incomplete disclosures are also material to the contested election of directors. These disclosures tell the Company's stockholders that changing the composition of the Board will not eliminate Fifth Street Management's management of FSC because the IAA cannot be terminated without catastrophic consequences. This concern of the FSC Board was apparently not material until the directors' incumbency came under fire from RiverNorth.

78. Further, the December 22, 2015 Proxy's failure to affirmatively disclose what action, if any, the Board has taken to eliminate or prevent the threats of financial calamity of which it speaks is material. A reasonable stockholder voting on the Dissident Director Nominees would want to know whether an incumbent Board is taking appropriate measures to protect the Company from

financial harm or simply doing nothing in an effort to entrench themselves and perpetuate the IAA.

79.   Significantly, FSC's recent Forms 10-K and its February 20, 2015 prospectus (the "2015 Prospectus") did not identify as a risk factor that termination of the IAA would constitute an event of default under FSC's credit agreements. The Company's Form 10-K, which all FSC directors except Khorana signed on November 28, 2014 (the "2014 10-K"),[25] advised stockholders that "[t]he investment advisory agreement may also be terminated, *without penalty*, upon the vote of a majority of our outstanding voting securities." (emphasis added). There was no corresponding indication anywhere else in the 2014 10-K that exercise of such right would cause financial distress under the Company's credit agreements. Thus, the Director Defendants did not claim that termination of the IAA posed grave risks to the Company until it served their interest in deterring FSC stockholders from voting for the Dissident Director Nominees and the Termination Proposal.

80.   Only now, when stockholders actually seek to exercise a right that the Board told them could be exercised "without penalty," do the Director Defendants describe a myriad of exaggerated risks designed to deter stockholders from freely exercising their right to terminate the Investment Advisory Agreement.

---

[25] Khorana joined the Board subsequent to the filing of the 2014 10-K.

81.   The discussion concerning RiverNorth's proposal to terminate the

Investment Advisory Agreement in FSC's Form 10-K that the directors signed on

November 30, 2015 (the "2015 10-K") only said that:

> Under certain circumstances, the termination of the
> Investment Advisory Agreement constitutes an event of
> default under the Company's outstanding credit facilities
> absent an effective waiver of the lenders under such credit
> facilities.

Yet, in the December 22, 2015 Proxy filed a mere three weeks later, the directors

told a very different story in an attempt to intimidate the stockholders into voting

against the Termination Proposal and Dissident Director Nominees.

82.   Although the Company identifies as a risk the chance that the

Company may not be able to refinance its debt if a waiver is not obtained, the

December 22, 2015 Proxy provides no information regarding what the Company's

anticipated ability or cost to refinance would be.

B.   The SBA Loan

83.   In FSC's Forms 10-K, including the 2015 10-K, and in the 2015

Prospectus, the risk factor of failing to comply with SBA regulations regarding

change of control stated only that:

> The SBA prohibits, without prior SBA approval, a "change of
> control" of an SBIC or transfers that would result in any
> person (or a group of persons acting in concert) owning 10%
> or more of a class of capital stock of an SBIC. If our SBIC
> subsidiaries fail to comply with applicable SBA regulations,
> the SBA could, depending on the severity of the violation,

limit or prohibit their use of debentures, declare outstanding debentures immediately due and payable, and/or limit them from making new investments.

84. The December 22, 2015 Proxy, however, threatens FSC stockholders that terminating the Investment Advisory Agreement could trigger the acceleration of $225 million in outstanding debentures provided to the Company by the SBA. The Proxy warns that acceleration could result because (a) SBA regulations prohibit consummation of a "change of control" without prior SBA approval and (b) the termination of the Investment Advisory Agreement would likely be deemed a "change of control" under SBA regulations. Specifically, the December 22, 2015 Proxy states:

Change of Control Under SBA Regulations

The FSC SBA Qualified Subsidiaries are subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants and a prohibition of completing a "change of control" of an SBIC without prior SBA approval. The termination of the Investment Advisory Agreement would likely be deemed a "change of control" under SBA regulations and the Company would be required to obtain prior SBA approval for such "change of control." *If the FSC SBA Qualified Subsidiaries do not receive such SBA approval or fail to comply with applicable SBA regulations, the SBA could limit or prohibit the FSC SBA Qualified Subsidiaries' use of debentures, declare outstanding debentures immediately due and payable, and/or limit them from making new investments, which in turn could result in further events of default under the ING Facility.* As of September 30, 2015, FSC SBA Qualified Subsidiaries had $225 million outstanding under the SBIC debentures. *These results could have a material adverse effect on the Company.*

The SBA can revoke or suspend a license for willful or repeated violation of, or willful or repeated failure to observe, any provision of the Small Business Investment Act of 1958 or any rule or regulation promulgated thereunder. In addition, the SBA could institute proceedings for the appointment of the SBA or its designee as receiver under Section 311(c) of the Small Business Investment Act of 1958. *These actions by the SBA would, in turn, negatively affect the Company because lower-cost SBA leverage is a significant part of the Company's capital base and the relative cost of debt capital may be lower than many of the Company's competitors*. In addition, SBIC leverage represents a stable, long-term component of the Company's capital structure that should permit the proper matching of duration and cost compared to the Company's portfolio investments which would no longer be available to the FSC SBA Qualified Subsidiaries. This could result in a material adverse effect on the Company and be detrimental to the value of the Company common stock.

(Emphasis added)

85. Again, the disclosure in FSC's December 22, 2015 Proxy is far more threatening than the explanation provided in past filings, as the FSC directors are now attempting to coerce the Company's stockholders into voting against the Termination Proposal.

86. The December 22, 2015 Proxy says termination of the Investment Advisory Agreement "would likely be deemed a 'change of control'" without (i) saying why, (ii) identifying the particular SBA regulation(s) under which that threatened "change of control" would purportedly occur, or (iii) describing the definition of "change of control" that makes it "likely" the SBA will "deem" termination of the IAA as a "change of control."

87. FSC appears to be covered by Title 13, Part 107 of the Code of Federal Regulations, which governs SBICs. The relevant provisions are set forth above. Such provisions do not make clear that termination of the IAA would necessarily constitute a change in control, and more importantly, the December 22, 2015 Proxy offers no explanation regarding the Board's reasons for believing that it would.

88. Instead of using selective disclosure to embellish the threat of financial calamity to influence stockholder votes in the proxy fight, Delaware law requires that the FSC Board in good faith (i) provide all information necessary for stockholders to meaningfully evaluate those risks, and (ii) where appropriate, take reasonable steps to minimize or eliminate the risks.

89. At a minimum, the Board should seek financial advice regarding the feasibility and cost to refinance or backstop the Company's outstanding debt and to determine the position of the lenders in the event the Investment Advisory Agreement were to be terminated. Instead, the incumbent Board is improperly using the threat of default under the Company's debt instruments to entrench itself and its related-party external advisor.

C. **Other Alleged Risks**

90. The FSC Board's threats are not limited to potential debt acceleration. The Board is also threatening FSC stockholders that terminating the Investment

Advisory Agreement could result in the loss of certain co-investment opportunities with Fifth Street Management because those opportunities are predicated on exemptive relief granted by the SEC. Specifically, the December 22, 2015 Proxy states:

<u>Loss of Co-Investment Opportunities</u>

FSC received exemptive relief on September 9, 2014 from the SEC allowing it to participate in negotiated co-investment transactions, subject to the conditions of the relief granted by the SEC, with certain affiliates, each of whose investment adviser is Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, in a manner consistent with FSC's investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, and pursuant to the conditions to the exemptive relief. Such exemptive relief to dispose of investments made pursuant to the order is predicated on Fifth Street Management, or an investment adviser controlling, controlled by or under common control with Fifth Street Management, being the investment adviser to FSC.

If FSC is not able to rely on the exemptive relief: (i) FSC would be unable to dispose of investments made pursuant to the order, (ii) FSC could lose some investment opportunities if its investment adviser cannot provide "one-stop" financing to a potential portfolio company; (iii) portfolio companies may reject an offer of funding arranged by an investment adviser due to FSC's inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission); (iv) FSC will likely be required to forego suitable investment opportunities because its individual or aggregate investment limits would require the investment adviser to arrange a syndication with unaffiliated entities; and (v) without the assets of the other co-investment affiliates available for a co-investment, there will likely be a decrease in the number of opportunities accessible to FSC.

91.   The December 22, 2015 Proxy fails to disclose information from which stockholders can reasonably evaluate whether the exemptive relief would be available to a new manager.

92.   The December 22, 2015 Proxy also threatens FSC stockholders that terminating the Investment Advisory Agreement could have a negative effect on the Company's joint venture ("JV") with a subsidiary of Kemper Corporation. Specifically, the Company's Proxy states that "there is a material risk that [the JV] could be adversely affected upon any such termination because Kemper may determine not to pursue future investment opportunities through [the JV] in the event that Fifth Street Management is no longer the investment advisor to FSC."

93.   The contention in the December 22, 2015 Proxy about the impact on the JV is not only improperly coercive, it is also false and misleading. Both the December 22, 2015 Proxy and the January 14, 2016 Proxy (as defined below) state "Kemper has no affirmative right to terminate [the JV] solely upon a termination of the Investment Advisory Agreement."

94.   Additionally, the Company's December 22, 2015 Proxy threatens FSC stockholders that terminating the Investment Advisory Agreement would have a negative effect on the Company's day-to-day operations because the FSC Board would be distracted by (i) the process of having to find a new external manager and (ii) soliciting stockholder support for a new management agreement. The FSC

Board, however, would have 150 days to find a new manager and obtain stockholder approval of the new investment advisory agreement, which would be ample time to conduct an orderly process. Further, all of the threats related to disruption of operations are essentially baseless because the Investment Advisor Act presumes that annual Board or stockholder ratification of an external management agreement might lead to a change. Indeed, there would be no point in an annual review if it were not the case that the review could result in a change of external manager.

95.   Finally, the December 22, 2015 Proxy threatens FSC stockholders that if the Investment Advisory Agreement is terminated, then the Company will lose the right to use the "Fifth Street" name and "require a rebranding of the Company with the attendant potential to lose brand recognition and market confidence." However, even if FSC were actually at risk of losing its right to the "Fifth Street" name, the Company's underperformance and collapsing stock price strongly suggest that the brand name inspires little "market confidence."

D.   The Incumbent FSC Board Repeatedly Reiterates Its Threats of Potential Financial Calamity

96.   On January 8, 2016, the FSC Board filed with the SEC a revised preliminary proxy statement for the upcoming 2016 Annual Meeting (the "January 8, 2016 Proxy").

97. The January 8, 2016 Proxy reiterates all of the threats detailed above, and also acknowledges a fact previously disclosed in the Company's 2015 10-K – that FSC suffers from "material weakness" in its internal controls under the management of Fifth Street Management.

98. The January 8, 2016 Proxy also touts Fifth Street Management's waiver of certain base management fees through January 1, 2017. This concession is paltry against the backdrop of Fifth Street Management's bloated fee structure and abysmal performance. In addition, Fifth Street Management would still earn incentive fees on any amount of base management fees it were to forego.

99. The January 8, 2016 Proxy does nothing to alleviate or address the harm to Plaintiff and the Company's public stockholders alleged herein.

100. On January 14, 2016, the FSC Board filed with the SEC a second revised preliminary proxy statement for the upcoming 2016 Annual Meeting (the "January 14, 2016 Proxy," and together with the December 22, 2015 Proxy and January 8, 2016 Proxy, the "Proxy Materials"). The January 14, 2016 Proxy repeats all of the threats of financial calamity that were initially disclosed in the December 22, 2015 Proxy and reiterated in the January 8, 2016 Proxy.

E.   Fifth Street Management Agrees To A Minor Concession Regarding Its Bloated Fee Structure

101.   On January 19, 2016, the FSC Board, including all of the directors who are interested in the IAA, unanimously approved the entry by FSC into a third amended and restated IAA.

102.   As noted above in paragraph 35, the Company and Fifth Street Management amended the IAA to modestly reduce the Base Management Fee from 2.00% to 1.75%. The other commercial terms of IAA remained unchanged. The minor reduction in management fees will have a minimal effect on FSC's financial results and does not address the problem that the calculation of Fifth Street Management's incentive fees excludes capital losses. For the year ended September 30, 2015, net realized and unrealized losses were $99.5 million, or $0.65 per share. If the management fee reduction is applied retroactively to the financial results for the fiscal year ending September 30, 2015, Fifth Street Management's management fees would decline only from $0.53 to $0.50 per share, and FSC's net investment income would increase by only about $5 million.

103.   On January 20, 2016, FSC announced that it expects its net asset value ("NAV") per share as of December 31, 2015 to be within an estimated range of $8.35 to $8.45, compared to its last reported NAV per share of $9.00 as of September 30, 2015. The 6.7% decline in book value was worse than expected. FSC claimed that 40% of the NAV decline is "due to broader market changes"

while 60% is "due to credit deterioration in a small number of investments" which FSC did not identify. FSC also announced that it intends to repurchase shares during the quarter ending March 31, 2016. Thus, while the proxy contest with RiverNorth is ongoing and the Termination Proposal is pending, Defendants will be using corporate funds to improve their prospects of success in the contest. The repurchases will occur in the open market and through privately negotiated transactions. Because termination of the IAA requires approval of a majority of FSC's outstanding shares, FSC's repurchase of shares after the record date for the annual meeting will constitute use of corporate funds to buy "no" votes on the Termination Proposal.

104. On January 22, 2016, RiverNorth filed an amended Schedule 13D with the SEC indicating that RiverNorth has increased its position in FSC to 13,092,142 shares constituting approximately 8.5% of FSC's outstanding shares. The Schedule 13D amendment does not contain any reference to the modest reduction in the Base Management Fee. Similarly, RiverNorth has not made any public statement that it intends to remove the Termination Proposal from the ballot for the 2016 Annual Meeting as a result of the 0.25% reduction in the Base Management Fee. Thus, the false and misleading statements and threats detailed herein create a live and pressing controversy warranting prompt judicial intervention.

**F.   The   Critical   Importance   of   the   FSC   Stockholders'
Right to Vote to Terminate the IAA**

105. The Investment Advisory Agreement represents control of the

management of the company. Thus, Paragraph 9 of the IAA confers on the FSC

stockholders the right to vote to change management. Because of FSC's structure,

the ability to vote to terminate the Investment Advisory Agreement is as important

as the right to vote to change the FSC Board. Because FSC has a classified Board,

changing a majority of the Board would take multiple successful proxy contests

over at least two years.

106. The Defendants are attempting to entrench themselves by impairing

the critical rights of the FSC stockholders to a fair and informed vote on changing

directors and changing management of FSC.

107. While it is unclear how directly the collapse of the Company's stock

price can be traced to the Board's threats of financial calamity, FSAM has taken

advantage of the depressed price to influence the outcome of the FSC stockholder

vote. FSAM, which held no FSC common stock prior to the announcement of

RiverNorth's intention to wage a proxy contest, thereafter initiated a series of large

share acquisitions. A Schedule 13D filed by Tannenbaum on December 31, 2015

reveals that from December 2 to December 21, 2015, FSAM acquired 3,988,282

shares of FSC, representing 2.7% of FSC's 150,262,924 outstanding shares of

common stock as of November 30, 2015. From December 21 to December 31,

2015, Tannenbaum acquired an additional 2,495,395 shares of FSC common stock. Thus, although FSAM and Tannenbaum had little interest in FSC as an equity investment while they were plundering the Company, they have bought 6,483,677 shares of FSC to preserve their control of (i) FSC and (ii) FSAM's stream of fees from the IAA.

CLASS ACTION ALLEGATIONS

108. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Delaware Court of Chancery, individually and on behalf of all other holders of FSC common stock (except Defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants' wrongful actions, as more fully described herein (the "Class").

109. This action is properly maintainable as a class action.

110. The Class is so numerous that joinder of all members is impracticable. The Company has hundreds, if not thousands, of stockholders who are scattered throughout the United States. As of November 30, 2015, FSC had 150,262,924 shares of common stock outstanding.

111. There are questions of law and fact common to the Class including, *inter alia*, whether:

a. the Defendants have breached and continue to breach their fiduciary duties to Plaintiff and the Class;

b. the Director Defendants have provided full and accurate disclosure;

c. FSM, FSAM and Fifth Street Holdings have aided and abetted the Director Defendants' breaches of fiduciary duty; and

d. Plaintiff and the other members of the Class will suffer irreparable harm from Defendants' conduct, including being deprived of their right to a fair and informed vote.

112. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

113. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

114. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, injunctive relief on behalf of the Class, as a whole, is appropriate.

COUNT I

FOR BREACH OF FIDUCIARY DUTY
AGAINST THE DIRECTOR DEFENDANTS

115. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

116. The Director Defendants, as FSC directors and/or officers, owe the Class fiduciary duties of care and loyalty. These duties include the duty of candor. Each of the Director Defendants was required to, *inter alia*: (a) use their ability to control and manage FSC in a fair, just and equitable manner; (b) act in furtherance of the best interests of FSC and its stockholders and not entrench themselves and/or their preferred external manager; and (c) fully and fairly disclose all material information relating to the stockholder vote on the Termination Proposal and the election of directors.

117. The Director Defendants breached their fiduciary duties by issuing a litany of threats in the Proxy Materials concerning the purported impact of terminating the Investment Advisory Agreement instead of taking the reasonable and necessary steps to allow FSC stockholders to cast a vote on the Termination Proposal on a fully-informed and uncoerced basis.

118. The Director Defendants have breached their fiduciary duties by perpetuating and failing to terminate the IAA. They have further breached their duties by seeking to entrench themselves and seeking to keep Fifth Street

Management as manager of FSC in order to preserve their directorships. They have manipulated the corporate machinery for the purpose of retaining Fifth Street Management's control of FSC and their positions as directors and officers of FSC, including by (i) implementing a new stock repurchase plan, (ii) issuing misleading and incomplete disclosures, (iii) threatening the stockholders, and (iv) failing to take reasonable measures to eliminate or mitigate any of the harm they claim will result from termination of the IAA. A free and fair vote of the stockholders does not pose a threat to corporate policy and effectiveness, and Defendants' response to the prospect of such a vote is not reasonable in relation to any legitimate threat, particularly given the numerous defensive measures already in place.

119. As a result of the Director Defendants' breaches, Plaintiff and the Class will suffer irreparable harm, including being deprived of their right under Delaware law and the IAA to cast a fully-informed and uncoerced vote on the election of directors and the Termination Proposal, absent the requested relief.

120. Plaintiff and the Class have no adequate remedy at law.

COUNT II

FOR BREACH OF FIDUCIARY DUTY AGAINST FIFTH STREET MANAGEMENT, FIFTH STREET HOLDINGS AND FSAM AS CONTROLLING STOCKHOLDERS OF FSC AND FOR AIDING AND ABETTING

121. Through a combination of stock ownership, Board control, management control, the IAA, day-to-day control over operations, and restrictive governance provisions, including: (i) a classified board of directors; (ii) restrictions on removal of directors; (iii) elimination of FSC stockholders' ability to act by written consent; (iv) supermajority vote requirements; (v) the exclusive right of the Board to fill vacancies and new directorships; and (vi) contractual and regulatory restrictions on changes in the Board's percentage ownership of stock, Fifth Street Management and its owners, Fifth Street Holdings and FSAM, are controlling stockholders of FSC.

122. As controlling stockholders of FSC, Fifth Street Management, Fifth Street Holdings and FSAM owe the Class fiduciary duties of care and loyalty. These duties include the duty of candor. Fifth Street Management, Fifth Street Holdings and FSAM were each required to, *inter alia*: (a) use their control over FSC in a fair, just and equitable manner; (b) act in furtherance of the best interests of FSC and its stockholders and not entrench Fifth Street Management as the Company's external manager; and (c) cause the Company to fully and fairly

disclose all material information relating to the stockholder vote on the Termination Proposal and the election of directors.

123. Fifth Street Management, Fifth Street Holdings and FSAM have used their influence and control over FSC to manipulate the corporate machinery for the purpose of entrenching and protecting Fifth Street Management's management of FSC, including by causing the Board and the Company to: (i) implement a new stock repurchase plan, (ii) issue misleading and incomplete disclosures, (iii) threaten FSC stockholders, and (iv) fail to take reasonable measures to eliminate or mitigate any of the harm the Company claims will result from termination of the IAA. They have also purchased and caused affiliates to purchase FSC stock in order to skew the upcoming vote on directors and the Termination Proposal.

124. As a result of their unlawful abuse of control, Fifth Street Management, Fifth Street Holdings and FSAM have been and are advancing their own interests over the interests of the Company and its stockholders in connection with the Termination Proposal and the FSC stockholder vote.

125. Fifth Street Management, Fifth Street Holdings and FSAM have also unlawfully abused their control over the Company to cause excessive overpayment of fees to Fifth Street Management.

126. Fifth Street Management, Fifth Street Holdings and FSAM have knowingly participated in and caused the breaches of fiduciary duty by the FSC directors and officers.

127. Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

A. Preliminarily and permanently enjoining the Company and the Director Defendants from soliciting proxies for the 2016 Annual Meeting unless and until the Board takes all reasonable and necessary steps to allow FSC stockholders to cast a fully-informed and uncoerced vote on the election of directors and the Termination Proposal;

B. Requiring the Director Defendants to correct their material misstatements relating to the Termination Proposal;

C. Declaring that the Defendants have breached their fiduciary duties by perpetuating and refusing to terminate the IAA and by acting to entrench the Director Defendants and Fifth Street Management;

D. Finding the FSC Board, Fifth Street Management, Fifth Street Holdings and FSAM liable for breaching their fiduciary duties owed to the Class;

E. Finding that Fifth Street Management, Fifth Street Holdings and FSAM have aided and abetted the Director Defendants' breaches of fiduciary duty;

F.   Declaring that the shares of FSC repurchased by FSC after the record

date will not be considered outstanding shares for the purposes of the FSC

stockholder approvals sought at the annual meeting;

G.   Certifying the proposed Class;

H.   Awarding Plaintiff the costs and disbursements of this action,

including attorneys', accountants', and experts' fees; and

I.   Awarding such other and further relief as is just and equitable.

OF COUNSEL: **PRICKETT, JONES & ELLIOTT, P.A.**

KESSLER TOPAZ MELTZER   /s/ *Michael Hanrahan*
  & CHECK, LLP   Michael Hanrahan (Del. No. 941)
Eric Zagar   Bruce E. Jameson (Del. No. 2931)
Christopher M. Windover   Eric J. Juray (Del. No. 5765)
280 King of Prussia Road   1310 N. King Street
Radnor, Pennsylvania 19087   Wilmington, Delaware 19801
(610) 667-7706   (302) 888-6500
                                                                    Attorneys for Plaintiff

**FRIEDMAN OSTER & TEJTEL
PLLC**
Jeremy S. Friedman
Spencer Oster
David Tejtel
240 79th Street, Suite A
New York, NY 10075
(888) 529-1108

Dated: January 29, 2016

EXHIBIT A

THIRD AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

BETWEEN

FIFTH STREET FINANCE CORP.

AND

FIFTH STREET MANAGEMENT LLC

This Third Amended and Restated Investment Advisory Agreement (this "*Agreement*") made this 19th day of January 2016, by and between FIFTH STREET FINANCE CORP., a Delaware corporation (the "*Company*"), and FIFTH STREET MANAGEMENT LLC, a Delaware limited liability company (the "*Adviser*").

WHEREAS, the Company is a closed-end management investment fund that has elected to be regulated as a business development company ("*BDC*") under the Investment Company Act of 1940, as amended (the "*Investment Company Act*"); and

WHEREAS, the Adviser is organized as an investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*"); and

WHEREAS, the Company and the Adviser entered into an investment advisory agreement, dated December 14, 2007 (the "*Original Advisory Agreement*");

WHEREAS, the Company and the Adviser entered into an amended and restated investment advisory agreement, dated April 30, 2008 (the "*First Amended and Restated Advisory Agreement*"), which amended and restated in its entirety the Original Advisory Agreement; and

WHEREAS, the Company and the Adviser entered into an amended and restated investment advisory agreement, dated May 2, 2011 (the "*Second Amended and Restated Advisory Agreement*"), which amended and restated in its entirety the First Amended and Restated Advisory Agreement; and

WHEREAS, the Company and the Adviser further desire to amend and restate in its entirety the Second Amended and Restated Advisory Agreement to reflect, among other things, a revision to the Base Management Fee (as defined below).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.   **Duties of the Adviser.**

(a)   The Company hereby employs the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the Board of Directors of the Company, (the "*Board*") for the period and upon the terms herein set forth, (i) in accordance with the investment objective, policies and restrictions that are set forth in the reports and/or registration statements that the Company files with the Securities and Exchange Commission (the "*SEC*") from time to time; (ii) during the term of this Agreement in accordance with all other applicable federal and state laws, rules and regulations, and the Company's charter and by-laws; and (iii) in accordance with the Investment Company Act. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement (A) determine the composition of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes; (B) identify, evaluate and negotiate the structure of the investments made by the Company; (C) close, monitor and service the Company's investments; (D) determine the securities and other assets that the Company shall purchase, retain, or sell; (E) perform due diligence on prospective portfolio companies; and (F) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds. The Adviser shall have the power and authority on behalf of the Company to effectuate its investment decisions for the Company, including the execution and delivery of all documents relating to the Company's investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to obtain debt financing, the Adviser shall arrange for such financing on the Company's behalf, subject to the oversight and approval of the Board.

(b)   The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the compensation provided herein.

(c)   The Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a "**Sub-Adviser**") pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Company's investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Company, subject to the oversight of the Adviser and the Company. The Adviser and not the Company shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law.

(d)   The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(e)   Subject to review by and the overall control of the Board, the Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Company and shall specifically maintain all books and records with respect to the Company's portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request. The Adviser agrees that all records that it maintains for the Company are the property of the Company and shall surrender promptly to the Company any such records upon the Company's request, provided that the Adviser may retain a copy of such records.

2

2.   Company's Responsibilities and Expenses Payable by the Company.

All personnel of the Adviser, when and to the extent engaged in providing investment advisory services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company. The Company shall bear all other costs and expenses of its operations and transactions, including (without limitation) fees and expenses relating to: organizational and offering expenses; the investigation and monitoring of the Company's investments; the cost of calculating the Company's net asset value; the cost of effecting sales and repurchases of shares of the Company's common stock and other securities; management and incentive fees payable pursuant to this Agreement; fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms); transfer agent and custodial fees; fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; any exchange listing fees; federal, state and local taxes; independent directors' fees and expenses; brokerage commissions; costs of proxy statements, stockholders' reports and notices; costs of preparing government filings, including periodic and current reports with the SEC; fidelity bond, liability insurance and other insurance premiums; and printing, mailing, independent accountants and outside legal costs and all other direct expenses incurred by either the Company's administrator, currently FSC CT, LLC, or the Company in connection with administering the Company's business, including payments under the Company's administration agreement with its administrator (as in effect from time to time, the "***Adminstration Agreement***") that are based upon the Company's allocable portion of overhead and other expenses incurred by the Company's administrator in performing its obligations under the Administration Agreement and the compensation of the Company's chief financial officer and chief compliance officer, and their respective staffs.

3.   Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee ("***Base Management Fee***") and an incentive fee ("***Incentive Fee***") as hereinafter set forth. The Adviser may agree to temporarily or permanently waive, in whole or in part, the Base Management Fee and/or the Incentive Fee. See Appendix A for examples of how these fees are calculated.

(a)   Effective as of January 1, 2016, the Base Management Fee shall be calculated at an annual rate of 1.75% of the Company's gross assets, excluding any cash and cash equivalents. For purposes of this Agreement, the term "cash and cash equivalents" will have the meaning ascribed to it from time to time in the notes to the financial statements that the Company files with the SEC. The Base Management Fee shall be payable quarterly in arrears, and shall be calculated based on the value of the Company's gross assets at the end of each fiscal quarter, and appropriately adjusted for any equity capital raises or repurchases during such quarter. The Base Management Fee for any partial month or quarter shall be appropriately prorated.

(b)   The Incentive Fee shall consist of two parts, as follows:

(i)   The first part shall be calculated and payable quarterly in arrears based on the Company's "Pre-Incentive Fee Net Investment Income" for the immediately preceding fiscal quarter. For this purpose, "Pre-Incentive Fee Net Investment Income" means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the fiscal quarter, minus the Company's operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company's net assets at the end of the immediately preceding fiscal quarter, shall be compared to a "hurdle rate" of 2% per quarter (8% annualized), subject to a "catch-up" provision measured as of the end of each fiscal quarter. The Company's net investment income used to calculate this part of the incentive fee is also included in the amount of the Company's gross assets used to calculate the 1.75% base management fee. The operation of the incentive fee with respect to the Company's Pre-Incentive Fee Net Investment Income for each quarter is as follows:

3

- No incentive fee is payable to the Adviser in any fiscal quarter in which the Company's Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% (the ''preferred return'' or ''hurdle'').

- 100% of the Company's Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than or equal to 2.5% in any fiscal quarter (10% annualized) is payable to the Adviser. The Company refers to this portion of the Company's Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than or equal to 2.5%) as the ''catch-up.'' The ''catch-up'' provision is intended to provide the Adviser with an incentive fee of 20% on all of the Company's Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when the Company's Pre-Incentive Fee Net Investment Income exceeds 2.5% in any fiscal quarter; and

- 20% of the amount of the Company's Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any fiscal quarter (10% annualized) is payable to the Adviser once the hurdle is reached and the catch-up is achieved, (20% of all Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser).

4

(ii)   The second part of the incentive fee shall be determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date), and shall equal 20% of the Company's realized capital gains, if any, on a cumulative basis from inception through the end of each fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

4.   Covenants of the Adviser.

The Adviser covenants that it will maintain its registration as an investment adviser under the Advisers Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

5.   Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company's portfolio, and constitutes the best net results for the Company.

6.   Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Company, so long as its services to the Company hereunder are not impaired thereby, and nothing in this Agreement shall limit or restrict the right of any manager, partner, member (including its members and the owners of its members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company's portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Company, subject to the Adviser's right to enter into sub-advisory agreements. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

7.   **Responsibility of Dual Directors, Officers and/or Employees.**

If any person who is a manager, partner, member, officer or employee of the Adviser is or becomes a director, officer and/or employee of the Company and acts as such in any business of the Company, then such manager, partner, member, officer and/or employee of the Adviser shall be deemed to be acting in such capacity solely for the Company, and not as a manager, partner, member, officer or employee of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

8.   **Limitation of Liability of the Adviser; Indemnification.**

The Adviser (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with the Adviser) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and the Company shall indemnify, defend and protect the Adviser (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with the Adviser, each of whom shall be deemed a third party beneficiary hereof) (collectively, the "***Indemnified Parties***") and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Adviser's duties or obligations under this Agreement or otherwise as an investment adviser of the Company. Notwithstanding the preceding sentence of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser's duties or by reason of the reckless disregard of the Adviser's duties and obligations under this Agreement.

9.   **Effectiveness, Duration and Termination of Agreement.**

This Agreement shall become effective as of the date above written. This Agreement shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (a) the vote of the Board or a majority of the outstanding voting securities of the Company and (b) the vote of a majority of the Company's directors who are not parties to this Agreement or "interested persons" (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act and each of whom is an "independent director" under applicable New York Stock Exchange listing standards. This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice, by the vote of a majority of the outstanding voting securities of the Company, or by the vote of the Company's directors or by the Adviser. This Agreement shall automatically terminate in the event of its "assignment" (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act). The provisions of Paragraph 8 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

10.   Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

11.   Amendments.

This Agreement may be amended by mutual consent.

12.   Entire Agreement; Governing Law.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of New York, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control. To the fullest extent permitted by law, in the event of any dispute arising out of the terms and conditions of this Agreement, the parties hereto consent and submit to the jurisdiction of the courts of the State of New York in the county of New York and of the U.S. District Court for the Southern District of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

FIFTH STREET FINANCE CORP.

By: /s/ Todd G. Owens
    Name: Todd G. Owens
    Title: Chief Executive Officer

FIFTH STREET MANAGEMENT LLC

By: /s/ Leonard M. Tannenbaum
    Name: Leonard M. Tannenbaum
    Title: Chief Executive Officer

**Appendix A**

Example 1: Income Related Portion of Incentive Fee for Each Fiscal Quarter

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 2%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses) = 0.6125%

Pre-Incentive Fee Net Investment Income does not exceed hurdle rate, therefore there is no income-related incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.9%

Hurdle rate(1) = 2%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses) = 2.2625%

Incentive fee = 100% X Pre-Incentive Fee Net Investment Income (subject to "catch-up")(4)

$$= 100\% \times (2.2625\% - 2\%)$$

$$= 0.2625\%$$

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, but does not fully satisfy the "catch-up" provision, therefore the income related portion of the incentive fee is 0.2625%.

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 2%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-Incentive Fee Net Investment Income

(investment income – (management fee + other expenses) = 2.8625%

Incentive fee = 100% _ Pre-Incentive Fee Net Investment Income (subject to ''catch-up'')(4)

Incentive fee = 100% X ''catch-up'' + (20% X (Pre-Incentive Fee Net Investment Income – 2.5%))

Catch up = 2.5% – 2%

         = 0.5%

Incentive fee = (100% X 0.5%) + (20% X (2.8625% – 2.5%))

         = 0.5% + (20% X 0.3625%)

         = 0.5% + 0.0725%

         = 0.5725%

Pre-Incentive Fee Net Investment Income exceeds the hurdle rate, and fully satisfies the "catch-up" provision, therefore the income related portion of the incentive fee is 0.5725%.

_____

(1) Represents 8% annualized hurdle rate.

(2) Represents 1.75% annualized base management fee.

(3) Excludes organizational and offering expenses.

(4) The "catch-up" provision is intended to provide the Adviser with an incentive fee of 20% on all Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply when the Company's net investment income exceeds 2.5% in any fiscal quarter.

Example 2: Capital Gains Portion of Incentive Fee(*):

Alternative 1:

Assumptions

> Year 1: $20 million investment made in Company A ("Investment A"), and $30 million investment made in Company B ("Investment B")

> Year 2: Investment A sold for $50 million and fair market value ("FMV") of Investment B determined to be $32 million

> Year 3: FMV of Investment B determined to be $25 million

> Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

> Year 1: None

> Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

> Year 3: None à $5 million (20% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2) (1)

> Year 4: Capital gains incentive fee of $200,000 à $6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains incentive fee taken in Year 2)

Alternative 2

Assumptions

> Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $25 million investment made in Company C ("Investment C")

> Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

> Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

> Year 4: FMV of Investment B determined to be $35 million

> Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $5 million capital gains incentive fee à 20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million capital gains incentive fee à $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains incentive fee received in Year 2

Year 4: None

Year 5: None à $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains incentive fee paid in Year 2 and Year 3(2)

_____

* The hypothetical amounts of returns shown are based on a percentage of the Company's total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this example.

(1) As illustrated in Year 3 of Alternative 1 above, if the Company were to be wound up on a date other than its fiscal year end of any year, the Company may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if the Company had been wound up on its fiscal year end of such year.

(2) As noted above, it is possible that the cumulative aggregate capital gains fee received by the Adviser ($6.4 million) is effectively greater than $5 million (20% of cumulative aggregate realized capital gains less net realized capital losses or net unrealized depreciation ($25 million)).

End of Document

EXHIBIT B

Exhibit 10.1

AMENDMENT NO. 2 TO THE
LOAN AND SERVICING AGREEMENT

This AMENDMENT NO. 2 TO THE LOAN AND SERVICING AGREEMENT (this "Amendment"), is dated as of October 30, 2013, among Fifth Street Funding II, LLC, as the borrower (in such capacity, the "Borrower"), Fifth Street Finance Corp., as the transferor (in such capacity, the "Transferor") and as the servicer (in such capacity, the "Servicer"), Sumitomo Mitsui Banking Corporation, as the administrative agent (in such capacity, the "Administrative Agent"), as lender (in such capacity, the "Lender") and as the collateral agent (in such capacity, the "Collateral Agent"). Capitalized terms used but not defined herein have the meanings provided in the Loan and Servicing Agreement (as defined below).

R E C I T A L S

WHEREAS, the above-named parties have entered into the Loan and Servicing Agreement, dated as of September 16, 2011 (such agreement as amended on March 16, 2012 by Amendment No. 1 and Waiver to the Loan and Servicing Agreement, and as may be further amended, modified, supplemented, waived or restated from time to time, the "Loan and Servicing Agreement"); and

WHEREAS, pursuant to and in accordance with Section 11.01 of the Loan and Servicing Agreement, the parties hereto desire to amend the Loan and Servicing Agreement in certain respects as provided herein.

NOW, THEREFORE, based upon the above Recitals, the mutual premises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1.   **AMENDMENTS**.

(a)   The Loan and Servicing Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Loan and Servicing Agreement attached as Exhibit A hereto.

(b)   The Exhibits to the Loan and Servicing Agreement are hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Exhibits to the Loan and Servicing Agreement attached as Exhibit B hereto.

(c)   The Schedules and Annexes to the Loan and Servicing Agreement are hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Schedules and Annexes to the Loan and Servicing Agreement attached as <u>Exhibit C</u> hereto.

SECTION 2.   **Agreement in Full Force and Effect as AMENDED.**

Except as specifically amended hereby, all provisions of the Loan and Servicing Agreement are hereby ratified and shall remain in full force and effect. After this Amendment becomes effective, all references to the Loan and Servicing Agreement, and corresponding references thereto or therein such as "hereof," "herein," or words of similar effect referring to the Loan and Servicing Agreement shall be deemed to mean the Loan and Servicing Agreement as amended hereby. This Amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Loan and Servicing Agreement other than as expressly set forth herein, and shall not constitute a novation of the Loan and Servicing Agreement.

SECTION 3.   **Representations.**

Each of the Borrower, the Servicer and the Transferor, severally for itself only, represents and warrants as of the date of this Amendment as follows:

(i)   it is duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization;

(ii)   the execution, delivery and performance by it of this Amendment and the Loan and Servicing Agreement as amended hereby are within its powers, have been duly authorized, and do not contravene (A) its charter, by-laws, or other organizational documents, or (B) any Applicable Law;

(iii)   no consent, license, permit, approval or authorization of, or registration, filing or declaration with any governmental authority, is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment and the Loan and Servicing Agreement as amended hereby by or against it;

(iv)   this Amendment has been duly executed and delivered by it;

(v)   each of this Amendment and the Loan and Servicing Agreement as amended hereby constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity;

(vi)   no Unmatured Event of Default, Event of Default or Servicer Termination Event has occurred or exists; and

(vii)   no Unmatured Event of Default, Event of Default or Servicer Termination Event will result under the Loan and Servicing Agreement, as amended by this Amendment.

SECTION 4.   **Conditions to Effectiveness.**

The effectiveness of this Amendment is conditioned upon: (i) payment of the outstanding fees and disbursements of the Collateral Agent, the Administrative Agent and the Lender; (ii) payment of the outstanding fees and disbursements of Dechert LLP, as counsel to the Collateral Agent, the Administrative Agent and the Lender; (iii) delivery of executed signature pages by all parties hereto to the Administrative Agent; and (iv) delivery and execution of the Second Amended and Restated Lender Fee Letter Agreement by the parties thereto.

SECTION 5.   **Miscellaneous.**

(a)   Without in any way limiting any other obligation hereunder or under the Transaction Documents, the Borrower agrees to provide, from time to time, any additional documentation and to execute additional acknowledgements, amendments, instruments or other agreements as may be reasonably requested and required by the Administrative Agent to effectuate the foregoing.

(b)   In connection with this Amendment and in consideration of the reduction of the Maximum Facility Amount contemplated hereby, the Lender shall cancel and return to the Borrower the Variable Funding Note that was delivered on or about the Closing Date, which states a face amount that will be in excess of the Lender's Commitment after giving effect to this Amendment. It is understood and agreed by the parties hereto that the cancellation and return of such Variable Funding Note shall not discharge, in whole or in part, or otherwise modify in any respect, the Borrower's obligations under the Loan and Servicing Agreement and other Transaction Documents. The Lender has not requested that a replacement Variable Funding Note be delivered on the date hereof; *provided* that the Lender reserves the right to request such a Variable Funding Note at any time pursuant to Section 2.01(a) of the Loan and Servicing Agreement (as amended).

(c)   This Amendment may be executed in any number of counterparts (including by facsimile), and by the different parties hereto on the same or separate counterparts, each of which shall be deemed to be an original instrument but all of which together shall constitute one and the same agreement.

(d)   The descriptive headings of the various sections of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

(e)   This Amendment may not be amended or otherwise modified except as provided in the Loan and Servicing Agreement.

(f)   The failure or unenforceability of any provision hereof shall not affect the other provisions of this Amendment or the Loan and Servicing Agreement.

(g)   Whenever the context and construction so require, all words used in the singular number herein shall be deemed to have been used in the plural number, and vice versa, and the masculine gender shall include the feminine and neuter and the neuter shall include the masculine and feminine.

(h)   This Amendment and the Loan and Servicing Agreement represent the final agreement among the parties only with respect to the matters expressly set forth therein and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements among the parties. There are no unwritten oral agreements among the parties with respect to such matters.

(i)   **THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE CHOICE OF LAW PROVISIONS SET FORTH IN THE LOAN AND SERVICING AGREEMENT AND SHALL BE SUBJECT TO THE WAIVER OF JURY TRIAL AND NOTICE PROVISIONS SET FORTH IN THE LOAN AND SERVICING AGREEMENT.**

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

FIFTH STREET FUNDING II, LLC, as the Borrower

By:_____
Name:_____
Title:_____

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

FIFTH STREET FINANCE CORP., as the
Servicer and as the Transferor

By:_____
Name:_____
Title:_____

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

Sumitomo Mitsui Banking Corporation,
as the Administrative Agent

By:_____
Name:_____
Title:_____

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

Sumitomo Mitsui Banking Corporation, as the Lender

By:_____

Name:_____

Title:_____

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

Sumitomo Mitsui Banking Corporation, as the Collateral Agent

By:_____

Name:_____

Title:_____

~~EXECUTION COPY~~EXECUTION VERSION

Conformed through Amendment No. ~~1~~2

Up to U.S.$~~200,000,000~~125,000,000

LOAN AND SERVICING AGREEMENT

Dated as of September 16, 2011

Among

FIFTH STREET FUNDING II, LLC,
as the Borrower

FIFTH STREET FINANCE CORP.,
as the Servicer and as the Transferor

SUMITOMO MITSUI BANKING CORPORATION,
as the Administrative Agent and as the Collateral Agent

and

EACH OF THE LENDERS FROM TIME TO TIME PARTY HERETO,
as the Lenders

TABLE OF CONTENTS
(continued)

Page

iv

LIST OF SCHEDULES AND EXHIBITS

This LOAN AND SERVICING AGREEMENT is made as of September 16, 2011, among:

(1)   FIFTH STREET FUNDING II, LLC, a Delaware limited liability company (together with its successors and assigns in such capacity, the "Borrower");

(2)   FIFTH STREET FINANCE CORP., a Delaware corporation, as the Servicer (as defined herein) and as the Transferor (as defined herein);

(3)   SUMITOMO MITSUI BANKING CORPORATION, a Japanese banking corporation, as Administrative Agent (together with its successors and assigns in such capacity, the "Administrative Agent") and as the Collateral Agent (together with its successors and assigns in such capacity, the "Collateral Agent"); and

(4)   EACH OF THE LENDERS FROM TIME TO TIME PARTY HERETO, as a Lender.

PRELIMINARY STATEMENT

The Lenders have agreed, on the terms and conditions set forth herein, to provide a secured revolving credit facility which shall provide for Advances under the Variable Funding Note(s) from time to time in an aggregate principal amount not to exceed the Borrowing Base. The proceeds of the Advances will be used (a) to finance the Borrower's purchase, on a "true sale" basis, of Eligible Loan Assets from the Transferor, approved by the Administrative Agent, pursuant to the Purchase and Sale Agreement between the Borrower and the Transferor, (b) to fund the Unfunded Exposure Account and (c) to distribute such proceeds to the Borrower's parent. Accordingly, the parties agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01   Certain Defined Terms.

(a)   Certain capitalized terms used throughout this Agreement are defined above or in this Section 1.01.

(b)   As used in this Agreement and the exhibits and schedules thereto (each of which is hereby incorporated herein and made a part hereof), the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"1940 Act" means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

"Account Bank" means U.S. Bank, in its capacity as the "Account Bank" pursuant to the Control Agreement.

"Action" has the meaning assigned to that term in Section 8.03.

"Additional Amount" has the meaning assigned to that term in Section 2.11(a).

"Adjusted Borrowing Value" means for any Loan Asset, for any date of determination, an amount equal to the Assigned Value of such Loan Asset at such time multiplied by the Outstanding Balance of such Loan Asset; *provided* that the parties hereby agree that the Adjusted Borrowing Value of any Loan Asset that is no longer an Eligible Loan Asset shall be zero.

"Administrative Agent" means Sumitomo Mitsui Banking Corporation, in its capacity as administrative agent for the Lenders, together with its successors and assigns, including any successor appointed pursuant to Article IX.

"Advance" means each loan advanced by the Lenders to the Borrower on an Advance Date pursuant to Article II.

"Advance Date" means, with respect to any Advance, the Business Day on which such Advance is made.

"Advance Funding Account" means an account in the name of the Borrower (account number 154426-203 at the Account Bank) with the wire instructions set forth on Schedule V or such other account or with such other wire instructions as from time to time the Borrower has designated to the Administrative Agent in writing with evidence satisfactory to the Administrative Agent confirming that a Responsible Officer of the Borrower has requested such account or wire instruction modification in writing.

"Advances Outstanding" means, at any time, the sum of the principal amounts of Advances loaned to the Borrower for the initial and any subsequent borrowings pursuant to Sections 2.01 and 2.02 as of such time, reduced by the aggregate Available Collections received and distributed as repayment of principal amounts of Advances Outstanding pursuant to Section 2.04 at or prior to such time and any other amounts received by the Lenders to repay the principal amounts of Advances Outstanding pursuant to Section 2.18 or otherwise at or prior to such time; *provided* that the principal amounts of Advances Outstanding shall not be reduced by any Available Collections or other amounts if at any time such Available Collections or other amounts are rescinded or must be returned for any reason.

"Affected Party" has the meaning assigned to that term in Section 2.10.

"Affiliate" when used with respect to a Person, means any other Person controlling, controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any specified Person, means the power to vote 20% or more of the voting securities of such Person or to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; *provided* that for purposes of determining whether any Loan Asset is an Eligible Loan Asset or for purposes of Section 5.01(b)(xix), the term Affiliate shall not include any Affiliate relationship which may exist solely as a result of direct or indirect ownership or control by a common Financial Sponsor.

"Agented Note" means any Loan Asset (i) originated as a part of a syndicated loan transaction that has been closed (without regard to any contemporaneous or subsequent syndication of such Loan Asset) prior to such Loan Asset becoming part of the Collateral Portfolio and (ii) with respect to which, upon an assignment of the note under the Purchase and Sale Agreement to the Borrower, the Borrower, as assignee of the note, will have all of the rights but none of the obligations of the Transferor with respect to such note and the Underlying Collateral.

"Agreement" means this Loan and Servicing Agreement, as the same may be amended, restated, supplemented and/or otherwise modified from time to time hereafter.

"Applicable Law" means for any Person all existing and future laws, rules, regulations (including temporary and final income tax regulations), statutes, treaties, codes, ordinances, permits, certificates, orders, licenses of and interpretations by any Governmental Authority applicable to such Person (including, without limitation, predatory lending laws, usury laws, the Federal Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations "B" and "Z", the Servicemembers Civil Relief Act of 2003 and state adaptations of the National Consumer Act and of the Uniform Consumer Credit Code and all other consumer credit laws and equal credit opportunity and disclosure laws) and applicable judgments, decrees, injunctions, writs, awards or orders of any court, arbitrator or other administrative, judicial, or quasi-judicial tribunal or agency of competent jurisdiction.

"Applicable Percentage" means, for each Eligible Loan Asset, 65%.

"Applicable Spread" means, (i) with respect to any rate based on LIBOR, 2.25% *per annum* and, (ii) with respect to any rate based on the Base Rate, 1.25% *per annum*; *provided* that, at any time after the occurrence of an Event of Default, the Applicable Spread shall be 4.00% *per annum*.

"Approval Notice" means, with respect to any Eligible Loan Asset, the written notice, in substantially the form attached hereto as Exhibit A, evidencing the approval by the Administrative Agent, in its sole discretion, of the conveyance of such Eligible Loan Asset by the Transferor to the Borrower pursuant to the terms of the Purchase and Sale Agreement and the Loan Assignment by which the Transferor effects such conveyance.

"Assigned Documents" has the meaning assigned to that term in Section 2.12.

"Assigned Value" means, with respect to each Loan Asset, as of any date of determination and expressed as a percentage of the Outstanding Balance of such Loan Asset, (i) on and after the Cut-Off Date but prior to a Value Adjustment Event for such Loan Asset, 100.0% and (ii) after any occurrence of a Value Adjustment Event with respect to such Loan Asset, the value of such Loan Asset as revised by the Administrative Agent in its good faith business judgment upon each such occurrence. The Administrative Agent shall promptly notify the Servicer of any change effected by the Administrative Agent of the Assigned Value of any Loan Asset.

"Assignment and Acceptance" has the meaning assigned to that term in Section 11.04(a).

"Available Collections" means, all cash collections and other cash proceeds with respect to any Loan Asset, including, without limitation, all Principal Collections, all Interest Collections, all proceeds of any sale or disposition with respect to such Loan Asset, cash proceeds or other funds received by the Borrower or the Servicer with respect to any Underlying Collateral (including from any guarantors), all other amounts on deposit in the Collection Account from time to time, and all proceeds of Permitted Investments with respect to the Controlled Accounts; *provided* that, for the avoidance of doubt, "Available Collections" shall not include amounts on deposit in the Unfunded Exposure Account which do not represent proceeds of Permitted Investments.

"Bankruptcy Code" means Title 11, United States Code, 11 U.S.C. §§ 101 et seq., as amended from time to time.

"Bankruptcy Event" shall be deemed to have occurred with respect to a Person if either:

(i) a case or other proceeding shall be commenced, without the application or consent of such Person, in any court, seeking the liquidation, reorganization, debt arrangement, dissolution, winding up, or composition or readjustment of debts of such Person, the appointment of a trustee, receiver, custodian, liquidator, assignee, sequestrator or the like for such Person or all or substantially all of its assets, or any similar action with respect to such Person under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, and such case or proceeding shall continue undismissed, or unstayed and in effect, for a period of 60 consecutive days; or an order for relief in respect of such Person shall be entered in an involuntary case under the federal bankruptcy laws or other similar laws now or hereafter in effect; or

(ii) such Person shall commence a voluntary case or other proceeding under any Bankruptcy Laws now or hereafter in effect, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for such Person or all or substantially all of its assets, or shall make any general assignment for the benefit of creditors, or shall fail to, or admit in writing its inability to, pay its debts generally as they become due, or, if a corporation or similar entity, its board of directors or members shall vote to implement any of the foregoing.

"Bankruptcy Laws" means the Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

4

"Bankruptcy Proceeding" means any case, action or proceeding before any court or other Governmental Authority relating to any Bankruptcy Event.

"Base Rate" means, on any date, a fluctuating *per annum* interest rate equal to the higher of (a) the Prime Rate or (b) the Federal Funds Rate plus 0.50%.

"Base Rate Advance" means any Advance (i) not made as a LIBOR Advance in accordance with Section 2.02(b) and (ii) not converted into a LIBOR Advance in accordance with Section 2.02(c).

"Base Rate Advances Outstanding" means, at any time, the outstanding Base Rate Advances.

"Base Rate Yield Rate" means, as of any date of determination, an interest rate *per annum* equal to the Base Rate for such date plus the Applicable Spread.

"Borrower" has the meaning assigned to that term in the preamble hereto.

"Borrowing Base" means, as of any date of determination, an amount equal to the lesser of:

(a)   (i) the aggregate sum of the products of (A) the Applicable Percentage for each Eligible Loan Asset as of such date and (B) the Adjusted Borrowing Value of such Eligible Loan Asset as of such date, plus (ii) the amount on deposit in the Principal Collection Account as of such date plus (iii) the amount on deposit in the Unfunded Exposure Account minus (iv) the Unfunded Exposure Equity Amount; or

(b)   (i) the Maximum Facility Amount, minus (ii) the Unfunded Exposure Amount, plus (iii) amounts on deposit in the Unfunded Exposure Account;

provided that, for the avoidance of doubt, any Loan Asset which at any time is no longer an Eligible Loan Asset shall not be included in the calculation of "Borrowing Base".

"Borrowing Base Certificate" means a certificate setting forth the calculation of the Borrowing Base as of the applicable date of determination substantially in the form of Exhibit B hereto, prepared by the Servicer.

"Borrowing Base Deficiency" means, as of any date of determination, the extent to which the aggregate Advances Outstanding on such date exceeds the Borrowing Base.

"Breakage Fee" means, for any full or partial repayment of any LIBOR Advance on any date other than a Payment Date or with less than three Business Days' prior written notice to the Administrative Agent, the breakage costs, if any related to such repayment, which shall be deemed to be the amount determined by the Administrative Agent to be the excess of (a) the amount of interest that would have accrued on the principal amount of the LIBOR Advance had such prepayment not occurred, at the LIBOR rate that would have been applicable to such LIBOR Advance, for the period from the date of such prepayment to (i) the last day of the then current

Interest Period therefor if on such last day the Administrative Agent will have had at least three Business Days' notice of such prepayment and (ii) if on such last day the Administrative Agent will not have had at least three Business Days' notice of such prepayment, the last day of the next Interest Period therefor, over (b) the amount of interest that would accrue on such principal amount for such period at the interest rate which the Administrative Agent would earn for a deposit in Dollars of a comparable amount and period from other banks in the Eurocurrency market.

"Business Day" means a day of the year other than (i) Saturday or a Sunday or (ii) any other day on which commercial banks in New York, New York or the city in which the offices of the Collateral Agent are located and are authorized or required by Applicable Law, regulation or executive order to close; *provided* that, if any determination of a Business Day shall relate to an LIBOR Advance, the term "Business Day" shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market. For avoidance of doubt, if the offices of the Collateral Agent are authorized by Applicable Law, regulation or executive order to close but remain open, such day shall not be a "Business Day".

"Change of Control" shall be deemed to have occurred if any of the following occur:

(a) the Management Agreement shall fail to be in full force and effect; *provided* that if, pursuant to a Fifth Street Affiliate Merger Transaction, the services provided to Fifth Street under the Management Agreement have been assumed by a Fifth Street Merger Party or by Fifth Street for its own account, then the foregoing shall not be deemed a "Change of Control";

(b) the creation or imposition of any Lien on any limited liability company membership interest in the Borrower;

(c) the failure by Fifth Street to own 100% of the limited liability company membership interests in the Borrower, free and clear of any Lien other than a Permitted Lien;

(d) the assignment or transfer by Fifth Street of its rights or obligations as "Servicer" under this Agreement and any other Transaction Document to an entity other than an Affiliate of Fifth Street; or

(e) the dissolution, termination or liquidation in whole or in part, transfer or other disposition, in each case, of all or substantially all of the assets of, Fifth Street.

"Change of Tax Law" means any change in application or public announcement of an official position under or any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of any jurisdiction in which an Obligor is organized, or any political subdivision or taxing authority of any of the foregoing, affecting taxation, or any proposed change in such laws or change in the official application, enforcement or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), or any other action taken by a taxing authority or court of competent jurisdiction in the relevant jurisdiction, or the official proposal of any such action.

"Closing Date" means September 16, 2011.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral Agent" has the meaning assigned to that term in the preamble hereto.

"Collateral Agent Expenses" means all accrued and unpaid expenses (including reasonable attorneys' fees, costs and expenses) and indemnity amounts payable by the Borrower to the Collateral Agent under the Transaction Documents.

"Collateral Agent Fees" means, as of any date of determination, fees in the amount equal to the product of (x) 0.04% and (y) (i) the Outstanding Balance of the Loan Assets plus (ii) the amount on deposit in the Principal Collection Account as of such date plus (iii) the amount on deposit in the Unfunded Exposure Account as of such date that are payable to the Collateral Agent; *provided* that, the Collateral Agent Fees shall not be less than $50,000 annually; *provided, further*, that, so long as SMBC or its Affiliate is the Collateral Agent, the Collateral Agent Fees shall be $0.

"Collateral Agent Termination Notice" has the meaning assigned to that term in Section 10.05.

"Collateral Custodian" means U.S. Bank, not in its individual capacity, but solely as collateral custodian pursuant to the terms of the Custody Agreement.

"Collateral Custodian Expenses" means the expenses set forth in the U.S. Bank Fee Letter and all accrued and unpaid expenses (including reasonable attorneys' fees, costs and expenses) and indemnity amounts payable by the Borrower to the Collateral Custodian under the Transaction Documents.

"Collateral Custodian Fees" means the fees set forth in the U.S. Bank Fee Letter that are payable to the Collateral Custodian, as such fee letter may be amended, restated, supplemented and/or otherwise modified from time to time.

"Collateral Portfolio" means all right, title, and interest (whether now owned or hereafter acquired or arising, and wherever located) of the Borrower, to and under all accounts, cash and currency, chattel paper, tangible chattel paper, electronic chattel paper, copyrights, copyright licenses, equipment, fixtures, contract rights, general intangibles (including payment intangibles), instruments, certificates of deposit, certificated securities, uncertificated securities, financial assets, securities entitlements, commercial tort claims, deposit accounts, inventory, investment property, letter-of-credit rights, software, supporting obligations, accessions, or other property consisting of, arising out of, or related to any of the following (in each case excluding the Retained Interest and the Excluded Amounts):

(i) the Loan Assets, and all monies due or to become due in payment under such Loan Assets on and after the related Cut-Off Date, including, but not limited to, all Available Collections;

(ii) the Portfolio Assets with respect to the Loan Assets referred to in clause (i);

7

(iii)   the Controlled Accounts and all Permitted Investments purchased with funds on deposit in the Controlled Accounts; and

(iv)   all income and Proceeds of the foregoing.

"Collection Account" means a trust account (account number 154426-200 at the Account Bank) in the name of the Borrower for the benefit of and under the sole dominion and control of the Collateral Agent for the benefit of the Secured Parties; *provided* that the funds deposited therein (including any interest and earnings thereon) from time to time and subject to the terms thereof shall constitute the property and assets of the Borrower, and the Borrower shall be solely liable for any Taxes payable with respect to the Collection Account.

"Collection Date" means the date on which the aggregate outstanding principal amount of the Advances Outstanding have been repaid in full and all Yield and Fees and all other Obligations have been paid in full, and the Borrower shall have no further right to request any additional Advances.

"Commitment" means, with respect to each Lender, (i) prior to the end of the Reinvestment Period or for purposes of Advances made pursuant to Section 2.02(f), the Dollar amount set forth opposite such Lender's name on Annex A hereto (as such amount may be revised from time to time in accordance with the terms hereof) or the amount set forth as such Lender's "Commitment" on Schedule I to the Joinder Supplement relating to such Lender, as applicable, and (ii) on or after the Reinvestment Period (other than for purposes of Advances made pursuant to Section 2.02(f)), such Lender's Pro Rata Share of the aggregate Advances Outstanding.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

"Control Agreement" means that certain securities account control agreement, dated as of the date hereof, by and among the Borrower, the Servicer, the Administrative Agent, the Collateral Agent and U.S. Bank, as such agreement may from time to time be amended, supplemented or otherwise modified in accordance with the terms thereof.

"Controlled Accounts" means the Collection Account and the Unfunded Exposure Account.

"Conversion Date" means, with respect to any Advance, the Business Day on which such Advance was, or is to be, converted from a Base Rate Advance to a LIBOR Advance.

"Conversion Notice" means, with respect to any Advance, the written notice, in substantially the form attached hereto as Exhibit C, evidencing the request of the Borrower to the Administrative Agent to convert such Advance from a Base Rate Advance into a LIBOR Advance.

"Custodial Account" means a trust account (account number 154426-701 at the Account Bank) in the name of the Borrower for the benefit of and under the sole dominion and control of the Collateral Agent for the benefit of the Secured Parties; *provided* that the funds deposited therein (including any interest and earnings thereon) from time to time and subject to the terms thereof shall constitute the property and assets of the Borrower, and the Borrower shall be solely liable for any Taxes payable with respect to the Custodial Account.

"Custody Agreement" means that certain Custody Agreement, dated the date of this Agreement, by and among the Borrower, the Servicer, the Transferor, the Administrative Agent, the Collateral Agent, and U.S Bank.

"Cut-Off Date" means, with respect to each Loan Asset, the date such Loan Asset is Pledged hereunder.

"Defaulted Loan Asset" means a Loan Asset which has become subject to a Value Adjustment Event of the type described in clauses (i) or (ii) of the definition thereof. If the Value Adjustment Event which gave rise to a Defaulted Loan Asset is cured, the Borrower may submit such Loan Asset for review by the Administrative Agent (in its sole discretion) for the purpose of re-classifying such Loan Asset as a Loan Asset which is no longer a Defaulted Loan Asset.

"Delayed Draw Loan Asset" means a Loan Asset that is fully committed on the initial funding date of such Loan Asset and is required to be fully funded in one or more installments on draw dates to occur within one year of the initial funding of such Loan Asset but which, once all such installments have been made, has the characteristics of a Term Loan Asset.

"Disbursement Request" means a disbursement request from the Borrower to the Administrative Agent and the Collateral Agent in the form attached hereto as Exhibit D in connection with a disbursement request from the Unfunded Exposure Account in accordance with Section 2.04(d).

"Dollar", "USD" or "U.S.$" means a dollar or other equivalent unit in such coin or currency of the United States as at the time shall be legal tender for all debts, public and private.

"Eligible Loan Asset" means, at any time, a Loan Asset which has been Pledged hereunder in respect of which each of the representations and warranties contained in Section 4.02 and Schedule II hereto is true and correct.

"Eligible Replacement" has the meaning assigned to that term in Section 6.01(c).

"Eligible Successor Agent" has the meaning assigned to that term in Section 9.01(h).

"Environmental Laws" means any and all foreign, federal, state and local laws, statutes, ordinances, rules, regulations, permits, licenses, approvals, interpretations and orders of courts or Governmental Authorities, relating to the protection of human health or the environment, including, but not limited to, requirements pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of Hazardous Materials. Environmental Laws include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C. § 331 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300, et seq.), the Environmental Protection Agency's regulations relating to underground storage tanks (40 C.F.R. Parts 280 and 281), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and the rules and regulations thereunder, each as amended or supplemented from time to time.

"Equity Security" means (i) any equity security or any other security that is not eligible for purchase by the Borrower as a Loan Asset, (ii) any security purchased as part of a "unit" with a Loan Asset and that itself is not eligible for purchase by the Borrower as a Loan Asset, and (iii) any obligation that, at the time of commitment to acquire such obligation, was eligible for purchase by the Borrower as a Loan Asset but that, as of any subsequent date of determination, no longer is eligible for purchase by the Borrower as a Loan Asset, for so long as such obligation fails to satisfy such requirements.

"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means (a) any corporation that is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Borrower, (b) a trade or business (whether or not incorporated) under common control (within the meaning of Section 414(c) of the Code) with the Borrower, or (c) a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as the Borrower, any corporation described in clause (a) above or any trade or business described in clause (b) above.

"Eurodollar Disruption Event" means the occurrence of any of the following: (a) SMBC shall have notified the Administrative Agent of a determination by SMBC or any of its assignees or participants that it would be contrary to law or to the directive of any central bank or other Governmental Authority (whether or not having the force of law) to obtain Dollars in the London interbank market to fund any Advance, (b) SMBC shall have notified the Administrative Agent of the inability, for any reason, of SMBC or any of its respective assignees or participants to determine LIBOR, (c) SMBC shall have notified the Administrative Agent of a determination by SMBC or any of its respective assignees or participants that the rate at which deposits of Dollars are being offered to SMBC or any of its respective assignees or participants in the London interbank market does not accurately reflect the cost to SMBC or its assignee or participant of making, funding or maintaining any Advance or (d) SMBC shall have notified the Administrative Agent of the inability of SMBC or any of its respective assignees or participants to obtain Dollars in the London interbank market to make, fund or maintain any Advance.

"Event of Default" has the meaning assigned to that term in Section 7.01.

"Excepted Persons" has the meaning assigned to that term in Section 11.13(a).

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Amounts" means (a) any amount received in the Collection Account with respect to any Loan Asset included as part of the Collateral Portfolio, which amount is attributable to the payment of any Tax, fee or other charge imposed by any Governmental Authority on such Loan Asset or on any Underlying Collateral and (b) any amount received in the Collection Account or other Controlled Account representing (i) any amount representing a reimbursement of insurance premiums, (ii) any escrows relating to Taxes, insurance and other amounts in connection with Loan Assets which are held in an escrow account for the benefit of the Obligor and the secured party pursuant to escrow arrangements under a Loan Agreement and (iii) any amount received in the Collection Account with respect to any Loan Asset retransferred or substituted for upon the occurrence of a Warranty Event or that is otherwise replaced by a Substitute Eligible Loan Asset, or that is otherwise sold or transferred by the Borrower pursuant to Section 2.07, to the extent such amount is attributable to a time after the effective date of such replacement or sale.

"Excluded Taxes" has the meaning assigned to that term in Section 2.11(a).

"Exposure Amount" means, as of any date of determination, with respect to each Loan Asset owned by the Borrower, the maximum unfunded commitment associated with such Loan Asset (including, without limitation, any letter of credit reimbursements).

"Facility Maturity Date" means the earliest to occur of (i) the Stated Maturity Date, (ii) the date of the declaration, or automatic occurrence, of the Facility Maturity Date pursuant to Section 7.01, (iii) the Collection Date and (iv) the occurrence of the termination of this Agreement pursuant to Section 2.18(b) hereof.

"Fair Market Value " means, with respect to any Loan Asset or item of Collateral Portfolio, as of each date fair market value information is publicly published by the Borrower, Servicer or Transferor, as applicable, if such Loan Asset has been reduced in value on such date below the original principal amount, the lesser of (i) the fair market value of such Loan Asset as required by, and in accordance with, the 1940 Act and any orders of the Securities and Exchange Commission issued to the Transferor, to be determined by the board of directors of the Transferor and reviewed by its auditors and (ii) the fair value of such Loan Asset determined in accordance with GAAP.

"FATCA" means Sections 1471 through 1474 of the Code and any regulations or official interpretations thereof (including any revenue ruling, revenue procedure, notice or similar guidance issued by the United States Internal Revenue Service thereunder as a precondition to relief or exemption from taxes under such provisions).

"Federal Funds Rate" means, for any period, a fluctuating *per annum* interest rate equal, for each day during such period, to the rate set forth for such day opposite the caption "Federal funds (effective)" in Federal Reserve Board Statistical Release H.15(519) or any successor or substitute publication selected by the Administrative Agent (or, if such day is not a Business Day, for the next preceding Business Day), or, if for any reason such rate is not available on any day, the rate determined, in the sole discretion of the Administrative Agent, to be the rate at which overnight federal funds are being offered in the national federal funds market at 9:00 a.m. on such day.

"<u>Federal Reserve Bank</u>" means any of the twelve regional Federal Reserve Banks chartered under the laws of the United States.

"<u>Fees</u>" means (i) the Non-Usage Fee and (ii) the fees payable to each Lender pursuant to the terms of any Lender Fee Letter.

"<u>Fifth Street</u>" means Fifth Street Finance Corp.

"<u>Fifth Street Affiliate Merger Transaction</u>" has the meaning specified in <u>Section 5.04(a)</u> hereof.

"<u>Fifth Street Competitor</u>" means any specialty finance company which derives substantially all of its revenue from lending to and providing investment in middle market companies.

"<u>Fifth Street Merger Party</u>" shall mean any Person that (a) is an Affiliate of Fifth Street (other than the Borrower) on the Closing Date or (b) becomes an Affiliate of Fifth Street after the Closing Date and was either (i) a newly formed Person which (x) has not entered into any merger, consolidation or acquisition prior to the applicable Fifth Street Affiliate Merger Transaction and (y) since its inception has been an Affiliate of Fifth Street or (ii) an existing Person when it became an Affiliate of Fifth Street but, immediately prior to such Fifth Street Affiliate Merger Transaction, had been an Affiliate of Fifth Street for at least two years.

"<u>Financial Asset</u>" has the meaning specified in Section 8-102(a)(9) of the UCC.

"<u>Financial Sponsor</u>" means any Person, including any Subsidiary of such Person, whose principal business activity is acquiring, holding, and selling investments (including controlling interests) in otherwise unrelated companies that each are distinct legal entities with separate management, books and records and bank accounts, whose operations are not integrated with one another and whose financial condition and creditworthiness are independent of the other companies so owned by such Person.

"<u>Fitch</u>" means Fitch, Inc. or any successor thereto.

"<u>First Amendment Effective Date</u>" means March 16, 2012.

"<u>First Lien Loan Asset</u>" means any Loan Asset that (i) is secured by a valid and perfected first priority Lien on substantially all of the Obligor's assets constituting Underlying Collateral for the Loan Asset, subject to any "permitted liens" as defined in the applicable Loan Agreement for such Loan Asset or such comparable definition if "permitted liens" is not defined therein and (ii) provides that the payment obligation of the Obligor on such Loan Asset is either senior to, or pari passu with, all other Indebtedness of such Obligor.

"Foreign Lender" means a Lender that is not created or organized under the laws of the United States or a political subdivision thereof.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States.

"Governmental Authority" means, with respect to any Person, any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any body or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any court or arbitrator having jurisdiction over such Person.

"Hazardous Materials" means all materials subject to any Environmental Law, including, without limitation, materials listed in 49 C.F.R. § 172.010, materials defined as hazardous pursuant to § 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, flammable, explosive or radioactive materials, hazardous or toxic wastes or substances, lead-based materials, petroleum or petroleum distillates or asbestos or material containing asbestos, polychlorinated biphenyls, radon gas, urea formaldehyde and any substances classified as being "in inventory", "usable work in process" or similar classification that would, if classified as unusable, be included in the foregoing definition.

"Indebtedness" means, with respect to any Person at any date, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business and payable in accordance with customary trade practices) or that is evidenced by a note, bond, debenture or similar instrument or other evidence of indebtedness customary for indebtedness of that type, (b) all obligations of such Person under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (c) all obligations of such Person in respect of acceptances issued or created for the account of such Person, (d) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof, (e) all indebtedness, obligations or liabilities of that Person in respect of derivatives, and (f) all obligations under direct or indirect guaranties in respect of obligations (contingent or otherwise) to purchase or otherwise acquire, or to otherwise assure a creditor against loss in respect of, indebtedness or obligations of others of the kind referred to in clauses (a) through (e).

"Indemnified Amounts" has the meaning assigned to that term in Section 8.01.

"Indemnified Party" has the meaning assigned to that term in Section 8.01.

"Indemnifying Party" has the meaning assigned to that term in Section 8.03.

"Independent Director" means a natural person who, (A) for the five-year period prior to his or her appointment as Independent Director, has not been, and during the continuation of his or her service as Independent Director is not: (i) an employee, director, stockholder, member, manager, partner or officer of the Borrower or any of their respective Affiliates (other than his or her service as an Independent Director of the Borrower or other Affiliates that are structured to be

13

"bankruptcy remote"); (ii) a customer or supplier of the Borrower or any of their Affiliates (other than his or her service as an Independent Director of the Borrower); or (iii) any member of the immediate family of a person described in (i) or (ii), and (B) has, (i) prior experience as an Independent Director for a corporation or limited liability company whose charter documents required the unanimous consent of all Independent Directors thereof before such corporation or limited liability company could consent to the institution of bankruptcy or insolvency proceedings against it or could file a petition seeking relief under any applicable federal or state law relating to bankruptcy and (ii) at least three years of employment experience with one or more entities that provide, in the ordinary course of their respective businesses, advisory, management or placement services to issuers of securitization or structured finance instruments, agreements or securities. The initial Independent Director of the Borrower set forth in the Borrower's operating agreement as of the Closing Date is hereby approved by the Administrative Agent.

"Indorsement" has the meaning specified in Section 8-102(a)(11) of the UCC, and "Indorsed" has a corresponding meaning.

"Initial Advance" means the first Advance made pursuant to Article II.

"Initial Payment Date" means the 15th day of October, 2011 (or if such day is not a Business Day, the next succeeding Business Day).

"Instrument" has the meaning specified in Section 9-102(a)(47) of the UCC.

"Insurance Policy" means, with respect to any Loan Asset, an insurance policy covering liability and physical damage to, or loss of, the Underlying Collateral.

"Insurance Proceeds" means any amounts received on or with respect to a Loan Asset under any Insurance Policy or with respect to any condemnation proceeding or award in lieu of condemnation, other than (i) any such amount received which is required to be used to restore, improve or repair the related real estate or required to be paid to the Obligor under the Loan Agreement or (ii) prior to an Event of Default hereunder and with prior notice to the Administrative Agent, any such amount for which the Borrower has elected, in its reasonable business discretion, to be used to restore, improve or repair the related real estate or otherwise to be paid to the Obligor under the Loan Agreement.

"Interest Collection Account" means a trust account (account number 154426-201 at the Account Bank) into which Interest Collections shall be deposited.

"Interest Collections" means, (i) with respect to any Loan Asset, all payments and collections attributable to interest on such Loan Asset, including, without limitation, all scheduled payments of interest and payments of interest relating to principal prepayments, all guaranty payments attributable to interest and proceeds of any liquidations, sales or dispositions attributable to interest on such Loan Asset and (ii) amendment fees, late fees, waiver fees, prepayment fees or other amounts received in respect of Loan Assets.

"Interest Period" means with respect to any LIBOR Advance (i) the period beginning on, and including, the Advance Date or Conversion Date, as applicable, with respect to such LIBOR Advance and ending on, but excluding, the first succeeding Payment Date (*provided* that if the Advance Date or Conversion Date, as applicable, for any LIBOR Advance occurs on or after the Payment Date Cut-Off in any calendar month but prior to the Payment Date in such calendar month, the initial Interest Period for such LIBOR Advance shall end on, but exclude, the second succeeding Payment Date) and (ii) thereafter, for so long as such LIBOR Advance or any portion thereof remains outstanding, each period beginning on, and including, the Payment Date on which the immediately preceding Interest Period with respect to such LIBOR Advance ended and ending on, but excluding, the next succeeding Payment Date.

"Investment Polices" means Fifth Street's written investment policies in effect on the date hereof (a copy of which has been previously delivered to the Administrative Agent), as same may be amended from time to time in Fifth Street's reasonable business judgment.

"Joinder Supplement" means an agreement among the Borrower, a Lender and the Administrative Agent in the form of Exhibit E to this Agreement (appropriately completed) delivered in connection with a Person becoming a Lender hereunder after the Closing Date.

"Lender" means (i) SMBC, (ii) each financial institution which may from time to time become a Lender hereunder by executing and delivering a Joinder Supplement to the Administrative Agent and the Borrower as contemplated by Section 2.21 and/or (iii) any other Person to whom a Lender assigns any part of its rights and obligations under this Agreement and the other Transaction Documents in accordance with the terms of Section 11.04.

"Lender Fee Letter" means each fee letter agreement that shall be entered into by and among the Borrower, the Servicer and the applicable Lender in connection with the transactions contemplated by this Agreement, as amended, modified, waived, supplemented, restated or replaced from time to time.

"LIBOR" means, for any day during any Interest Period, with respect to any LIBOR Advance (or portion thereof), the rate per annum for a one-month maturity appearing on the Reuters Screen LIBOR01 Page (or any successor or substitute page) (the "LIBOR Page") as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m., London time, on the LIBOR Determination Date for such Interest Period; *provided* that for the initial Interest Period with respect to any LIBOR Advance, if such Interest Period is shorter than one month or longer than one month, the Administrative Agent shall have the right to determine LIBOR for such Interest Period as the rate per annum for a period of the same duration as such Interest Period appearing on the LIBOR Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m., London time, on the LIBOR Determination Date for such Interest Period, or if no rate per annum for deposits in Dollars for a period of such duration is set forth on the LIBOR Page at such time on such LIBOR Determination Date, the Administrative Agent shall have the right to determine LIBOR for such Interest Period by linear interpolation between the rate per annum for deposits in Dollars for the next shorter period and the rate per annum for deposits in Dollars for the next longer period set forth on the LIBOR Page at such time on such LIBOR Determination Date; *provided*, *further*, that if the rates that are described above in this definition are not set forth on the LIBOR

Page as of such times, the Administrative Agent shall determine LIBOR (a) by reference to such other comparable publicly available information service for displaying rates for Dollar deposits in the London interbank market as may be selected by the Administrative Agent, in its sole discretion, or (b) if no such service is available, as the rate per annum at which Dollar deposits of $5,000,000 for a relevant maturity are offered by the principal London office of Sumitomo Mitsui Banking Corporation Europe Limited at approximately 11:00 a.m. London time on such LIBOR Determination Date for delivery on the first day of such Interest Period to other banks in the Eurocurrency market.

"LIBOR Advance" means (i) any Advance made as a LIBOR Advance in accordance with Section 2.02(b) and (ii) any Advance converted from a Base Rate Advance to a LIBOR Advance in accordance with Section 2.02(c).

"LIBOR Advances Outstanding" means, at any time, the outstanding LIBOR Advances.

"LIBOR Determination Date" means, with respect to each Interest Period, the day that is two Business Days prior to the first day of such Interest Period.

"LIBOR Yield" means, for any LIBOR Advances Outstanding, and any Interest Period for each such LIBOR Advance, the sum of the amounts determined for each day in such Interest Period in accordance with the following formula:

$$\frac{YR \times L}{D}$$

where: YR = the LIBOR Yield Rate applicable to such LIBOR Advance during such Interest Period;

L = the outstanding principal amount of such LIBOR Advance on such day; and

D = 360;

"LIBOR Yield Rate" means, for any LIBOR Advance, as of any date of determination during any Interest Period applicable to such LIBOR Advance, an interest rate per annum equal to LIBOR for such LIBOR Advance during such Interest Period plus the Applicable Spread; *provided* that if the Administrative Agent determines that a Eurodollar Disruption Event has occurred, at the election of the Administrative Agent, the LIBOR Yield Rate shall be equal to the Base Rate plus the Applicable Spread until the Administrative Agent determines that such Eurodollar Disruption Event has ceased, at which time the LIBOR Yield Rate shall again be equal to LIBOR for such LIBOR Advance for such date plus the Applicable Spread.

"Lien" means any mortgage or deed of trust, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, claim, preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale, lease or other title retention agreement, sale subject to a repurchase obligation, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing) or the filing of or agreement to give any financing statement perfecting a security interest under the UCC or comparable law of any jurisdiction.

"Lien Release Dividend" has the meaning assigned to that term in Section 2.07(g).

"Lien Release Dividend Date" means the date specified by the Borrower, which date may be any Business Day, provided written notice is given in accordance with Section 2.07(g).

"Loan Agreement" means the loan agreement, credit agreement or other agreement pursuant to which a Loan Asset has been issued or created and each other agreement that governs the terms of or secures the obligations represented by such Loan Asset or of which the holders of such Loan Asset are the beneficiaries.

"Loan Asset" means any commercial loan, or portion thereof, individually or collectively, originated or acquired by the Transferor in the ordinary course of its business, which loan includes, without limitation, (i) the Required Loan Documents and Loan Asset File, and (ii) all right, title and interest of the Transferor in and to the loan and any Underlying Collateral, but excluding, in each case, the Retained Interest and Excluded Amounts and which loan was acquired by the Borrower from the Transferor under the Purchase and Sale Agreement and owned by the Borrower on the initial Advance Date (as set forth on the Loan Asset Schedule delivered on the initial Advance Date) or acquired by the Borrower from the Transferor under the Purchase and Sale Agreement after the initial Advance Date pursuant to the delivery of a Loan Assignment and listed on Schedule I to the Loan Assignment.

"Loan Asset Checklist" means an electronic or hard copy, as applicable, of a checklist delivered by or on behalf of the Borrower to the Collateral Custodian, for each Loan Asset, of all Required Loan Documents to be included within the respective Loan Asset File, which shall specify whether such document is an original or a copy.

"Loan Asset File" means, with respect to each Loan Asset, a file containing (a) each of the documents and items as set forth on the Loan Asset Checklist with respect to such Loan Asset and (b) duly executed originals (to the extent required herein) and copies of any other Records relating to such Loan Assets and Portfolio Assets pertaining thereto.

"Loan Asset Register" has the meaning assigned to that term in Section 5.03(k).

"Loan Asset Schedule" means the schedule of Loan Agreements evidencing Loan Assets delivered by the Borrower to the Collateral Custodian and the Administrative Agent. Each such schedule shall set forth, as to any Eligible Loan Asset to be Pledged hereunder, the applicable information specified on Schedule IV, which shall also be provided to the Collateral Custodian in electronic format acceptable to the Collateral Custodian.

"Loan Assignment" has the meaning set forth in the Purchase and Sale Agreement.

"Make-Whole Premium" means an amount, payable *pro rata* to each Lender, equal to, to the extent the Agreement is terminated after the Non-Call Period but on or prior to the date which is two years following the Closing Date, 1.00% of the Maximum Facility Amount; *provided* that the Make-Whole Premium shall be calculated without giving effect to the proviso in the definition of "Maximum Facility Amount".

"Management Agreement" means the Second Amended and Restated Investment Advisory Agreement, dated as of May 2, 2011, between Fifth Street and Fifth Street Management LLC.

"Margin Stock" means "margin stock" as such term is defined in Regulation T, U or X of the Federal Reserve Board.

"Material Adverse Effect" means, with respect to any event or circumstance, a material adverse effect on (a) the business, condition (financial or otherwise), operations, performance or properties of the Transferor, the Servicer or the Borrower, (b) the validity, enforceability or collectability of this Agreement or any other Transaction Document or the validity, enforceability or collectability of the Loan Assets generally or any material portion of the Loan Assets, (c) the rights and remedies of the Collateral Agent, the Collateral Custodian, the Account Bank, the Administrative Agent, any Lender and the Secured Parties with respect to matters arising under this Agreement or any other Transaction Document, (d) the ability of each of the Borrower and the Servicer, to perform their respective obligations under this Agreement or any other Transaction Document, or (e) the status, existence, perfection, priority or enforceability of the Collateral Agent's, the Administrative Agent's or the other Secured Parties' lien on the Collateral Portfolio.

"Material Modification" means any amendment or waiver of, or modification or supplement to, a Loan Agreement governing a Loan Asset executed or effected on or after the Cut-Off Date for such Loan Asset which:

(a)   reduces or forgives any or all of the principal amount due under such Loan Asset;

(b)   (i) delays or extends the maturity date or any principal payment date for such Loan Asset by six (6) months or more or ~~beyond the Facility Maturity Date~~, along with all prior such amendments, waivers, modifications or supplements executed or effected on or after the applicable Cut-Off Date, causes the maturity date or any principal payment for such Loan Asset to be delayed or extended six (6) months or more in the aggregate;

(ii)   in the case of a Loan Asset that was acquired by the Borrower before the Second Amendment Effective Date, delays or extends the maturity date or any principal payment date for such Loan Asset beyond September 16, 2018; provided, however, that this clause (ii) shall not apply to any amendment or waiver of, or modification or supplement to, a Loan Agreement governing a Loan Asset the maturity date of which was subsequent to September 16, 2018 as of the Cut-Off Date for such Loan Asset;

(iii) delays or extends the maturity date or any principal payment date for such Loan Asset beyond the Facility Maturity Date; provided that this clause (iii) shall not apply to any amendment or waiver of, or modification or supplement to, a Loan Agreement governing a Loan Asset the maturity date of which was subsequent to the Facility Maturity Date as of the Cut-Off Date for such Loan Asset;

provided, however that if the Borrower has purchased or purchases a Loan Asset that is a portion of a loan tranche under a Loan Agreement and subsequently purchases an additional portion of such loan tranche, then (A) for purposes of clause (i) of this clause (b), a Material Modification pursuant to such clause (i) to the portion of such tranche first purchased by the Borrower shall be deemed to also constitute a Material Modification to any portion of such tranche subsequently purchased by the Borrower and (B) for purposes of clause (ii) of this clause (b), a Material Modification pursuant to such clause (ii) to any portion of such tranche purchased by the Borrower before the Second Amendment Effective Date shall be deemed to also constitute a Material Modification to any portion of such tranche purchased by the Borrower on or after the Second Amendment Effective Date.

(c) waives one or more interest payments, permits any interest due in cash to be deferred or capitalized and added to the principal amount of such Loan Asset (other than any deferral or capitalization already allowed by the terms of the Loan Agreement of any PIK Loan Asset), or reduces the spread or coupon with respect to such Loan Asset by more than 2.00% or, along with all prior such amendments, waivers, modifications or supplements executed or effected on or after the applicable Cut-Off Date, reduces the spread or coupon with respect to such Loan Asset by more than 2.00%;

(d) contractually or structurally subordinates such Loan Asset, or the Lien of such Loan Asset, by operation of a priority of payments, turnover provisions, the transfer of assets in order to limit recourse to the related Obligor or the granting of Liens (other than Permitted Liens) on any of the Underlying Collateral securing such Loan Asset; or

(e) substitutes, alters or releases a material portion of the Underlying Collateral securing such Loan Asset and such substitution, alteration or release, as determined in the sole discretion of the Administrative Agent, materially and adversely affects the value of such Loan Asset.

"Maximum Facility Amount" means the aggregate Commitments as then in effect, which amount shall not exceed $~~200,000,000~~125,000,000; *provided* that at all times after the Reinvestment Period, the Maximum Facility Amount shall mean the aggregate Advances Outstanding at such time.

"Moody's" means Moody's Investors Service, Inc. (or its successors in interest).

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA to which the Borrower or any ERISA Affiliate contributed or had any obligation to contribute on behalf of its employees at any time during the current year or the preceding five years.

"Non-Call Period" means the period from the Closing Date to the date which is one year following the Closing Date.

"Non-Excluded Taxes" means Taxes other than Excluded Taxes.

"Non-Usage Fee" has the meaning assigned to that term in the Lender Fee Letter.

"Noteless Loan Asset" means a Loan Asset with respect to which the Loan Agreements (i) do not require the Obligor to execute and deliver a promissory note to evidence the Indebtedness created under such Loan Asset or (ii) require the Obligor to execute and deliver such promissory note to any holder of the Indebtedness created under such Loan Asset only if such holder requests the Obligor to deliver such promissory note, and the Obligor has not been requested to deliver such promissory note with respect to such Loan Asset held by the Borrower.

"Notice and Request for Consent" has the meaning assigned to that term in Section 2.07(g)(i).

"Notice of Borrowing" means an irrevocable written notice of borrowing from the Borrower to the Administrative Agent and each Lender in the form attached hereto as Exhibit F.

"Notice of Reduction" means a notice of a reduction of the Advances Outstanding pursuant to Section 2.18, in the form attached hereto as Exhibit G.

"Obligations" means all present and future Indebtedness and other liabilities and obligations (howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, or due or to become due) of the Borrower to the Lenders, the Administrative Agent, the Secured Parties, the Account Bank, the Collateral Agent or the Collateral Custodian arising under this Agreement and/or any other Transaction Document and shall include, without limitation, all liability for principal of and interest on the Advances Outstanding, Breakage Fees, indemnifications and other amounts due or to become due by the Borrower to the Lenders, the Administrative Agent, the Secured Parties, the Account Bank, the Collateral Agent and the Collateral Custodian under this Agreement and/or any other Transaction Document, including, without limitation, any amounts payable under any Lender Fee Letter, any Make-Whole Premium and costs and expenses payable by the Borrower to the Lenders, the Administrative Agent, the Secured Parties, the Account Bank, the Collateral Agent or the Collateral Custodian, including reasonable attorneys' fees, costs and expenses, including without limitation, interest, fees and other obligations that accrue after the commencement of an insolvency proceeding (in each case whether or not allowed as a claim in such insolvency proceeding).

"Obligor" means, collectively, each Person obligated to make payments under a Loan Agreement, including any guarantor thereof.

"Officer's Certificate" means a certificate signed by the president, the secretary, an assistant secretary, the chief financial officer or any vice president, as an authorized officer, of any Person.

"Opinion of Counsel" means a written opinion of counsel, which opinion and counsel are acceptable to the Administrative Agent in its sole discretion; *provided* that Rutan & Tucker LLP and Sutherland Asbill & Brennan LLP shall be considered acceptable counsel for purposes of this definition.

"Outstanding Balance" means the principal balance of a Loan Asset, expressed exclusive of PIK Interest and accrued interest. For the avoidance of doubt, the Outstanding Balance with respect to a Revolving Loan Asset or a Delayed Draw Loan Asset shall be equal to the funded amount of such Revolving Loan Asset or Delayed Draw Loan Asset.

"Payment Date" means the 15th day of each calendar month or, if such day is not a Business Day, the next succeeding Business Day, commencing on the Initial Payment Date; *provided* that the final Payment Date shall occur on the Collection Date.

"Payment Date Cut-Off" means, with respect to each Payment Date, the fifth Business Day prior to such Payment Date.

"Payment Duties" has the meaning assigned to that term in Section 10.02(b)(ii).

"Pension Plan" has the meaning assigned to that term in Section 4.01(x).

"Permitted Investment Required Ratings " means (a) if such obligation or security (i) has both a long-term and a short-term credit rating from Moody's, such ratings are "Aa3" or better (not on credit watch for possible downgrade) and "P-1" (not on credit watch for possible downgrade), respectively, (ii) has only a long-term credit rating from Moody's, such rating is "Aaa" (not on credit watch for possible downgrade) and (iii) has only a short-term credit rating from Moody's, such rating is "P-1" (not on credit watch for possible downgrade) and (b) "A 1" or better (or, in the absence of a short-term credit rating, "A+" or better) from S&P.

"Permitted Investments" means either Cash or any Dollar investment that, at the time it is delivered (directly or through an intermediary or bailee), (x) matures not later than the earlier of (A) the date that is 60 days after the date of delivery thereof and (B) the Business Day immediately preceding the Payment Date immediately following the date of delivery thereof, and (y) is one or more of the following obligations or securities:

(i)   direct Registered obligations of, and Registered obligations the timely payment of principal and interest on which is fully and expressly guaranteed by, the United States or any agency or instrumentality of the United States the obligations of which are expressly backed by the full faith and credit of the United States;

(ii)   demand and time deposits in, certificates of deposit of, trust accounts with, bankers' acceptances issued by, or federal funds sold by any depository institution or trust company incorporated under the laws of the United States (including the Account Bank) or any state thereof and subject to supervision and examination by federal and/or state banking authorities or with the Administrative Agent, in each case payable within 60 days after issuance, so long as the commercial paper and/or the debt obligations of such depository institution or trust company (or, in the case of

21

the principal depository institution in a holding company system, the commercial paper or debt obligations of such holding company) at the time of such investment or contractual commitment providing for such investment have the Permitted Investment Required Ratings;

(iii) unleveraged repurchase obligations (if treated as debt by the Borrower and the counterparty) with respect to (a) any security described in clause (i) above or (b) any other Registered security issued or guaranteed by an agency or instrumentality of the United States, in either case entered into with a depository institution or trust company (acting as principal) described in clause (ii) above or entered into with an entity (acting as principal) with, or whose parent company has (in addition to issuing a guarantee agreement guaranteeing payment of such entity's obligations under such repurchase obligation, which guarantee agreement complies with S&P's then-current criteria with respect to guarantees), the Permitted Investment Required Ratings;

(iv) commercial paper or other short-term obligations (other than asset-backed commercial paper) with the Permitted Investment Required Ratings and that either bear interest or are sold at a discount from the face amount thereof and have a maturity of not more than 60 days from their date of issuance;

(v) a Reinvestment Agreement issued by any bank (if treated as a deposit by such bank), or a Reinvestment Agreement issued by any insurance company or other corporation or entity, in each case with the Permitted Investment Required Ratings; *provided* that such Reinvestment Agreement may be unwound at the option of the Borrower without penalty; and

(vi) money market funds that have, at all times, credit ratings of "Aaa" and "MR1+" by Moody's and "AAAm" or "AAAm-G" by S&P, respectively;

provided that (1) Permitted Investments purchased with funds in the Collection Account shall be held until maturity except as otherwise specifically provided herein and shall include only such obligations or securities, other than those referred to in clause (vi) above, as mature (or are putable at par to the issuer thereof) no later than the Business Day prior to the next Payment Date unless such Permitted Investments are issued by the Collateral Agent in its capacity as a banking institution, in which event such Permitted Investments may mature on such Payment Date; and (2) none of the foregoing obligations or securities shall constitute Permitted Investments if (a) such obligation or security has an "f", "r", "p", "pi", "q" or "t" subscript assigned by S&P, (b) all, or substantially all, of the remaining amounts payable thereunder consist of interest and not principal payments, (c) payments with respect to such obligations or securities or proceeds of disposition are subject to withholding taxes by any jurisdiction unless the payor is required to make "gross-up" payments that cover the full amount of any such withholding tax on an after-tax basis, (d) such obligation or security is secured by real property, (e) such obligation or security is purchased at a price greater than 100% of the principal or face amount thereof, (f) such obligation or security is subject of a tender offer, voluntary redemption, exchange offer, conversion or other similar action, (g) in the Servicer's judgment, such obligation or security is subject to material non-credit related risks, (h) such obligation is a structured finance obligation or (i) such obligation or security is represented by a certificate of interest in a grantor trust. Permitted Investments may include, without limitation, those investments issued by or made with the Account Bank or for which the Account

Bank or the Collateral Agent or an Affiliate of the Account Bank or the Collateral Agent provides services and receives compensation.

"Permitted Liens" means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced (a) Liens for state, municipal or other local Taxes if such Taxes shall not at the time be due and payable or if a Person shall currently be contesting the validity thereof in good faith by appropriate proceedings and with respect to which reserves in accordance with GAAP have been provided on the books of such Person, (b) Liens imposed by law, such as materialmen's, warehousemen's, mechanics', carriers', workmen's and repairmen's Liens and other similar Liens, arising by operation of law in the ordinary course of business for sums that are not overdue or are being contested in good faith and (c) Liens granted pursuant to or by the Transaction Documents.

"Person" means an individual, partnership, corporation (including a statutory or business trust), limited liability company, joint stock company, trust, unincorporated association, sole proprietorship, joint venture, government (or any agency or political subdivision thereof) or other entity.

"PIK Interest" means interest accrued on a Loan Asset that is added to the principal amount of such Loan Asset instead of being paid as interest as it accrues.

"PIK Loan Asset" means a Loan Asset which provides for a portion of the interest that accrues thereon to be added to the principal amount of such Loan Asset for some period of the time prior to such Loan Asset requiring the current cash payment of such previously capitalized interest, which cash payment shall be treated as an Interest Collection at the time it is received.

"Pledge" means the pledge of any Eligible Loan Asset or other Portfolio Asset pursuant to Article II.

"Portfolio Assets" means all Loan Assets owned by the Borrower, together with all proceeds thereof and other assets or property related thereto, including all right, title and interest of the Borrower in and to:

(a)   any amounts on deposit in any cash reserve, collection, custody or lockbox accounts securing the Loan Assets;

(b)   all rights with respect to the Loan Assets to which the Transferor and/or the Borrower, as applicable, is entitled as lender under the applicable Loan Agreement;

(c)   the Controlled Accounts, together with all cash and investments in each of the foregoing including amounts earned on investments therein;

(d)   any Underlying Collateral securing a Loan Asset and all Recoveries related thereto, all payments paid in respect thereof and all monies due, to become due and paid in respect thereof accruing after the applicable Cut-Off Date and all liquidation proceeds;

(e)   all Required Loan Documents, the Loan Asset Files related to any Loan Asset, any Records, and the documents, agreements, and instruments included in the Loan Asset Files or Records;

(f)   all Insurance Policies with respect to any Loan Asset;

(g)   all Liens, guaranties, indemnities, warranties, letters of credit, accounts, bank accounts and property subject thereto from time to time purporting to secure or support payment of any Loan Asset, together with all UCC financing statements, mortgages or similar filings signed or authorized by an Obligor relating thereto;

(h)   the Purchase and Sale Agreement (including, without limitation, rights of recovery of the Borrower against the Transferor) and the assignment to the Collateral Agent, for the benefit of the Secured Parties, of all UCC financing statements filed by the Borrower against the Transferor under or in connection with the Purchase and Sale Agreement;

(i)   all records (including computer records) with respect to the foregoing; and

(j)   all collections, income, payments, proceeds and other benefits of each of the foregoing.

"Prime Rate" means the rate announced by SMBC from time to time as its prime rate in the United States at its New York Branch, such rate to change as and when such designated rate changes. The Prime Rate is not intended to be the lowest rate of interest charged by SMBC or any other specified financial institution in connection with extensions of credit to debtors.

"Principal Collection Account" means a trust account (account number 154426-202 at the Account Bank) into which Principal Collections shall be deposited.

"Principal Collections" means (i) any amounts deposited by the Borrower (or the Transferor on its behalf) in accordance with Section 2.06(a)(i) or Section 2.07(c)(i) and (ii) with respect to any Loan Asset, all amounts received which are not Interest Collections, including, without limitation, all Recoveries, all Insurance Proceeds, all scheduled payments of principal and principal prepayments and all guaranty payments and proceeds of any liquidations, sales or dispositions, in each case, attributable to the principal of such Loan Asset. For the avoidance of doubt, "Principal Collections" shall not include amounts on deposit in the Unfunded Exposure Account.

"Pro Rata Share" means, with respect to each Lender, the percentage obtained by dividing the Commitment of such Lender (as determined under clause (i) of the definition of "Commitment"), by the aggregate Commitments of all the Lenders (as determined under clause (i) of the definition of "Commitment").

"Proceeds" means, with respect to any Collateral Portfolio, all property that is receivable or received when such Collateral Portfolio is collected, sold, liquidated, foreclosed, exchanged, or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes all rights to payment with respect to any insurance relating to such Collateral Portfolio.

"Purchase and Sale Agreement" means that certain Purchase and Sale Agreement, dated as of the Closing Date, between the Transferor, as the seller, and the Borrower, as the purchaser, as amended, modified, waived, supplemented, restated or replaced from time to time.

"Records" means all documents relating to the Loan Assets, including books, records and other information executed in connection with the origination or acquisition of the Collateral Portfolio or maintained with respect to the Collateral Portfolio and the related Obligors that the Borrower, the Transferor or the Servicer have generated, in which the Borrower has acquired an interest pursuant to the Purchase and Sale Agreement or in which the Borrower or the Transferor have otherwise obtained an interest.

"Recoveries" means, as of the time any Underlying Collateral with respect to any Loan Asset subject to a payment default, or other default, by the related Obligor is sold, discarded or abandoned (after a determination by the Servicer that such Underlying Collateral has little or no remaining value) or otherwise determined to be fully liquidated by the Servicer in accordance with the Servicing Standard, the proceeds from the sale of the Underlying Collateral, the proceeds of any related Insurance Policy, any other recoveries with respect to such Loan Asset, as applicable, the Underlying Collateral, and amounts representing late fees and penalties, net of any amounts received that are required under such Loan Asset, as applicable, to be refunded to the related Obligor.

"Register" has the meaning assigned to that term in Section 2.14.

"Registered" means, for the purposes of the definition of "Permitted Investments", in registered form for U.S. federal income tax purposes and issued after July 18, 1984; *provided* that a certificate of interest in a grantor trust shall not be treated as Registered unless each of the obligations or securities held by the trust was issued after that date.

"Reinvestment Agreement" means a guaranteed reinvestment agreement from a bank, insurance company or other corporation or entity having a Permitted Investment Required Rating; *provided* that such agreement provides that it is terminable by the purchaser, without penalty, if the rating assigned to such agreement by either S&P or Moody's is at any time lower than such agreement's Permitted Investment Required Rating.

"Reinvestment Period" shall mean the date commencing on the Closing Date and ending on the day preceding the earlier of (i) September 16, ~~2014,~~2016, (ii) the occurrence of an Event of Default (past any applicable notice or cure period provided in the definition thereof) and (iii) the date of any voluntary termination by the Borrower pursuant to Section 2.18(b); *provided* that if any of the foregoing is not a Business Day, the Reinvestment Period shall end on the next Business Day.

"Release Date" has the meaning set forth in Section 2.07(c).

"Remittance Period" means, (i) as to the Initial Payment Date, the period beginning on the Closing Date and ending on, and including, the Payment Date Cut-Off immediately preceding such Payment Date and (ii) as to any subsequent Payment Date, the period beginning on the first day after the most recently ended Remittance Period and ending on, and including, the Payment

Date Cut-Off immediately preceding such Payment Date, or, with respect to the final Remittance Period, the Collection Date.

"Replacement Servicer" has the meaning assigned to that term in Section 6.01(c).

"Reporting Date" means the date that is three Business Days prior to the Payment Date of each calendar month, commencing with the Payment Date in October, 2011.

"Required Lenders" means (i) SMBC (as a Lender hereunder) and its successors and assigns, in the event any such party is a Lender hereunder and (ii) the Lenders representing an aggregate of at least 51% of the aggregate Commitments of the Lenders then in effect.

"Required Loan Documents" means, for each Loan Asset, originals (except as otherwise indicated) of the following documents or instruments, all as specified on the related Loan Asset Checklist:

(a)(i)   other than in the case of a Noteless Loan Asset, the original or, if accompanied by an original "lost note" affidavit and indemnity, a copy of, the underlying promissory note, endorsed by the Borrower or the prior holder of record in blank (and evidencing an unbroken chain of endorsements from each prior holder thereof evidenced in the chain of endorsements in blank), and (ii) in the case of a Noteless Loan Asset (x) a copy of each transfer document or instrument relating to such Noteless Loan Asset evidencing the assignment of such Noteless Loan Asset to the Transferor and from the Transferor to the Borrower and from the Borrower in blank, and (y) a copy of the Loan Asset Register with respect to such Noteless Loan Asset, as described in Section 5.03(k)(ii);

(b)   originals or copies of each of the following, to the extent applicable to the related Loan Asset; any related Loan Agreement, credit agreement, note purchase agreement, security agreement (if separate from any mortgage), sale and servicing agreement, acquisition agreement, subordination agreement, intercreditor agreement or similar instruments, guarantee, Insurance Policy, assumption or substitution agreement or similar material operative document, in each case together with any amendment or modification thereto, as set forth on the Loan Asset Checklist; and

(c)   with respect to any Loan Asset originated by the Transferor or an Affiliate and with respect to which the Transferor or an Affiliate acts as administrative agent (or in a comparable capacity), either (i) copies of the UCC-1 Financing Statements, if any, and any related continuation statements, each showing the Obligor as debtor and the Collateral Agent as total assignee or showing the Obligor, as debtor and the Transferor or the applicable Affiliate as secured party and each with evidence of filing thereon, or (ii) copies of any such financing statements certified by the Servicer to be true and complete copies thereof in instances where the original financing statements have been sent to the appropriate public filing office for filing, in each case as set forth in the Loan Asset Checklist.

"Required Reports" means, collectively, the asset report and the Servicing Report required pursuant to Section 6.08(b), the Servicer's Certificate required pursuant to Section 6.08

(c), the financial statements of the Servicer required pursuant to Section 6.08(d), the tax returns of the Borrower, the Transferor and the Servicer required pursuant to Section 6.08(e), the financial statements and valuation reports of each Obligor required pursuant to Section 6.08(f), the annual statements as to compliance required pursuant to Section 6.09, and the annual independent public accountant's report required pursuant to Section 6.10.

"Responsible Officer" means, with respect to any Person, any duly authorized officer of such Person with direct responsibility for the administration of this Agreement and also, with respect to a particular matter, any other duly authorized officer of such Person to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Restricted Junior Payment" means (i) any dividend or other distribution, direct or indirect, on account of any class of membership interests of the Borrower now or hereafter outstanding, except a dividend paid solely in interests of that class of membership interests or in any junior class of membership interests of the Borrower; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any class of membership interests of the Borrower now or hereafter outstanding, (iii) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire membership interests of the Borrower now or hereafter outstanding, and (iv) any payment of management fees by the Borrower. For the avoidance of doubt, (x) payments and reimbursements due to the Servicer in accordance with this Agreement or any other Transaction Document do not constitute Restricted Junior Payments and (y) distributions by the Borrower to holders of its membership interests of Loan Assets or of cash or other proceeds relating thereto which have been substituted by the Borrower in accordance with this Agreement shall not constitute Restricted Junior Payments.

"Retained Interest" means, with respect to any Agented Note that is transferred to the Borrower, (i) all of the obligations, if any, of the agent(s) under the documentation evidencing such Agented Note and (ii) the applicable portion of the interests, rights and obligations under the documentation evidencing such Agented Note that relate to such portion(s) of the indebtedness that is owned by another lender.

"Revolving Loan Asset" means a Loan Asset that is a line of credit or contains an unfunded commitment arising from an extension of credit to an Obligor, pursuant to the terms of which amounts borrowed may be repaid and subsequently reborrowed.

"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business (or its successors in interest).

"Scheduled Payment" means each scheduled payment of principal and/or interest required to be made by an Obligor on the related Loan Asset, as adjusted pursuant to the terms of the related Loan Agreement.

"Second Amendment Effective Date" means October 30, 2013.

"Secured Party" means each of the Administrative Agent, each Lender (together with its successors and assigns), each Affected Party, the Collateral Agent and, to the extent of any Obligations owing to such Person hereunder or under any other Transaction Document, each of their respective Affiliates, assigns, officers, directors, employees and agents.

"Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Servicer" means at any time the Person then authorized, pursuant to Section 6.01 to service, administer, and collect on the Loan Assets and exercise rights and remedies in respect of the same.

"Servicer Pension Plan" has the meaning set forth in Section 4.03(p).

"Servicer Termination Event" means the occurrence of any one or more of the following events:

(a)   any failure by the Servicer to make any payment, transfer or deposit into the Collection Account (including, without limitation, with respect to bifurcation and remittance of Interest Collections and Principal Collections) or the Unfunded Exposure Account, as required by this Agreement or any Transaction Document which continues unremedied for a period of two Business Days;

(b)   any failure on the part of the Servicer duly to (i) observe or perform in any material respect any other covenants or agreements of the Servicer set forth in this Agreement or the other Transaction Documents to which the Servicer is a party (including, without limitation, any delegation of the Servicer's duties that is not permitted by Section 6.01 of this Agreement) or (ii) comply in any material respect with the Servicing Standard regarding the servicing of the Collateral Portfolio and in each case the same continues unremedied for a period of 30 days (if such failure can be remedied) after the earlier to occur of (x) the date on which written notice of such failure requiring the same to be remedied shall have been given to the Servicer by the Administrative Agent or the Collateral Agent (at the direction of the Administrative Agent) and (y) the date on which a Responsible Officer of the Servicer acquires knowledge thereof;

(c)   the failure of the Servicer to make any payment when due (after giving effect to any related grace period) under one or more agreements for borrowed money to which it is a party in an aggregate amount in excess of United States $10,000,000, individually or in the aggregate, or the occurrence of any event or condition that has resulted in the acceleration of such amount of recourse debt whether or not waived;

(d)   a Bankruptcy Event shall occur with respect to the Servicer;

(e)   Fifth Street shall assign its rights or obligations as "Servicer" hereunder to any Person without the consent of each Lender and the Administrative Agent (as required in Section 11.04(a) of this Agreement);

(f)   any change in the management of the Servicer (whether by resignation, termination, disability, death or lack of day-to-day management) relating to either (x) Leonard Tannenbaum or (y) both Bernard Berman and Ivelin Dimitrov, in each case failing to provide active and material participation in the Servicer's or Transferor's daily activities including, but not limited to, general management, underwriting, and the credit approval process and credit monitoring activities, and such persons are not replaced with other individuals reasonably acceptable to the Administrative Agent within 30 days of such event;

(g)   any failure by the Servicer to deliver (i) any required Servicing Report on or before the date occurring two Business Days after the date such report is required to be made or given, as the case may be or (ii) any other Required Reports hereunder on or before the date occurring five Business Days after the date such report is required to be made or given, as the case may be, in each case under the terms of this Agreement;

(h)   any representation, warranty or certification made by the Servicer in any Transaction Document or in any document or report delivered pursuant to any Transaction Document shall prove to have been incorrect when made, which inaccuracy has a material adverse effect on the Lenders, and continues to be unremedied for a period of 30 days after the earlier to occur of (i) the date on which written notice of such incorrectness requiring the same to be remedied shall have been given to the Servicer by the Administrative Agent, any Lender or the Collateral Agent (at the direction of the Administrative Agent) and (ii) the date on which a Responsible Officer of the Servicer acquires knowledge thereof;

(i)   any financial or other information reasonably requested by the Administrative Agent, a Lender or the Collateral Agent is not provided as requested within a reasonable amount of time following such request;

(j)   the rendering against the Servicer of one or more final judgments, decrees or orders for the payment of money in excess of United States $10,000,000, individually or in the aggregate, and the continuance of such judgment, decree or order unsatisfied and in effect for any period of more than 60 consecutive days without a stay of execution;

(k)   any change in the control of the Servicer that takes the form of either a merger or consolidation that does not comply with the provisions of Section 5.04(a) of this Agreement;

(l)   the occurrence of an Event of Default (past any applicable notice or cure period provided in the definition thereof); or

(m)   the Servicer resigns in contravention of Section 6.11 of this Agreement.

"Servicer Termination Notice" has the meaning assigned to that term in Section 6.01(b).

"Servicer's Certificate" has the meaning assigned to that term in Section 6.08(c).

"Servicing Fees" means the fee payable to the Servicer on each Payment Date in arrears in respect of each Remittance Period, which fee shall be equal to the product of (i) 0.50%, (ii) the arithmetic mean of the aggregate Outstanding Balance of all Eligible Loan Assets on the first day and on the last day of the related Remittance Period and (iii) the actual number of days in such Remittance Period divided by 360; *provided* that the rate set forth in clause (i) hereof may be increased up to 0.75% at the discretion of the Administrative Agent in the event that a successor Servicer is appointed pursuant to Section 6.01(c).

"Servicing File" means, for each Loan Asset, (a) copies of each of the Required Loan Documents and (b) any other portion of the Loan Asset File which is not part of the Required Loan Documents.

"Servicing Report" has the meaning assigned to that term in Section 6.08(b).

"Servicing Standard" means, with respect to any Loan Assets included in the Collateral Portfolio, to service and administer such Loan Assets on behalf of the Secured Parties in accordance with Applicable Law, the terms of this Agreement, the Loan Agreements, all customary and usual servicing practices for loans like the Loan Assets and, to the extent consistent with the foregoing, (a)(i) if the Servicer is the originator or an Affiliate thereof, the higher of: (A) the customary and usual servicing practices that a prudent loan investor or lender would use in servicing loans like the Loan Assets for its own account, and (B) the same care, skill, prudence and diligence with which the Servicer services and administers loans for its own account or for the account of others pursuant to and in accordance with the Investment Policies, and (ii) if the Servicer is not the originator or an Affiliate thereof, the same care, skill, prudence and diligence with which the Servicer services and administers loans for its own account or for the account of others; (b) with a view to maximize the value of the Loan Assets; and (c) without regard to: (i) the Servicer's obligations to incur servicing and administrative expenses with respect to a Loan Asset, (ii) the Servicer's right to receive compensation for its services hereunder or with respect to any particular transaction, (iii) the ownership by the Servicer or any Affiliate thereof of any Loan Assets, or (iv) the ownership, servicing or management for others by the Servicer of any other loans or property by the Servicer.

"SMBC" means Sumitomo Mitsui Banking Corporation, a Japanese banking corporation, in its individual capacity, together with its successors and assigns.

"Solvent" means, as to any Person at any time, having a state of affairs such that all of the following conditions are met: (a) the fair value of the property of such Person is greater than the amount of such Person's liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(32) of the Bankruptcy Code; (b) the present fair saleable value of the property of such Person in an orderly liquidation of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts and other liabilities as they become absolute and matured; (c) such Person is able to realize upon its property and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business; (d) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (e) such Person is not engaged in a business or a transaction, and does not propose to engage in a business or a transaction, for which such Person's property assets would constitute unreasonably small capital.

"State" means one of the fifty states of the United States or the District of Columbia.

"Stated Maturity Date" means September 16, ~~2018~~2020 (or, if such day is not a Business Day, the next succeeding Business Day) ~~or such later date as results from the Borrower's exercise of its one-year extension option or is otherwise agreed to in writing by the Borrower, the Servicer, the Administrative Agent and the Lenders pursuant to Section 2.19.~~.

"Subsidiary" means with respect to a person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such person.

"Substitute Eligible Loan Asset" means each Eligible Loan Asset Pledged by the Borrower to the Collateral Agent, on behalf of the Secured Parties, pursuant to Section 2.07(a) or Section 2.07(c)(ii).

"Taxes" means any present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties, and additions thereto) that are imposed by any Governmental Authority.

"Term Loan Asset" means a Loan Asset that is a term loan that has been fully funded and does not contain any unfunded commitment on the part of the Transferor arising from an extension of credit by the Transferor to an Obligor.

"Transaction Documents" means this Agreement, the Variable Funding Note(s), any Joinder Supplement, the Purchase and Sale Agreement, the Control Agreement, the Custody Agreement, the U.S. Bank Fee Letter, each Lender Fee Letter and each document, instrument or agreement related to any of the foregoing.

"Transferor" means Fifth Street, in its capacity as the transferor hereunder and as the seller under the Purchase and Sale Agreement, together with its successors and assigns in such capacity.

"UCC" means the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

"Underlying Collateral" means, with respect to a Loan Asset, any property or other assets designated and pledged or mortgaged as collateral to secure repayment of such Loan Asset, as applicable, including, without limitation, mortgaged property and/or a pledge of the stock, membership or other ownership interests in the related Obligor and all proceeds from any sale or other disposition of such property or other assets.

"Underwriting Period" has the meaning assigned to that term in Section 3.02(b)(ii).

"Underwriting Request" has the meaning assigned to that term in Section 3.02(b)(ii).

"Unfunded Exposure Account" means a trust account (account number 154426-700 at the Account Bank) in the name of the Borrower and under the sole dominion and control of the Collateral Agent for the benefit of the Secured Parties; *provided* that the funds deposited therein (including any interest and earnings thereon) from time to time and subject to the terms thereof shall constitute the property and assets of the Borrower and the Borrower shall be solely liable for any Taxes payable with respect to the Unfunded Exposure Account.

"Unfunded Exposure Amount" means, as of any date of determination, an amount equal to the aggregate amount of all Exposure Amounts; *provided* that the Unfunded Exposure Amount shall not exceed $~~30,000,000.~~20,000,000.

"Unfunded Exposure Amount Shortfall" has the meaning assigned to that term in Section 2.02(f).

"Unfunded Exposure Equity Amount" means, on any date of determination, an amount equal to, for each Loan Asset which has any unfunded commitments, the aggregate sum of the products of (a) the Exposure Amount for each such Loan Asset <u>multiplied</u> by (b) the difference of (x) 100% <u>minus</u> (y) the Applicable Percentage for each such Loan Asset.

"United States" means the United States of America.

"Unmatured Event of Default" means any event that, if it continues uncured, will, with lapse of time, notice or lapse of time and notice, constitute an Event of Default.

"U.S. Bank" means U.S. Bank National Association.

"U.S. Bank Fee Letter" means the U.S. Bank Fee Letter, dated as of the Closing Date, between the Collateral Agent, the Collateral Custodian, the Account Bank, the Borrower and the Administrative Agent, as such letter may be amended, modified, supplemented, restated or replaced from time to time.

"Value Adjustment Event" means, with respect to any Loan Asset, the occurrence of any one or more of the following events after the related Cut-Off Date (any of which, for the avoidance of doubt, may occur more than once):

(i) an Obligor payment default under any Loan Asset (after giving effect to any grace and/or cure period set forth in the Loan Agreement, but not to exceed five days);

(ii) a Bankruptcy Event with respect to the related Obligor; or

(iii) the occurrence of a Material Modification with respect to such Loan Asset.

"Variable Funding Note" has the meaning assigned to such term in Section 2.01(a).

"Warranty Event" means, as to any Loan Asset, the discovery that as of the related Cut-Off Date for such Loan Asset there existed a breach of any representation or warranty relating to such Loan Asset (including that the Loan Asset failed to satisfy the criteria of the definition of "Eligible Loan Asset"); *provided* that any Loan Asset approved by the Administrative Agent in accordance with Section 2 of Schedule II on the applicable Cut-Off Date shall not be a Warranty Loan Asset due to the failure of such Loan Asset to satisfy the requirements of Section 2 of Schedule II on any date thereafter.

"Warranty Loan Asset" means a Loan Asset with respect to which a Warranty Event has occurred.

"Yield" means the sum of the following, payable on each Payment Date:

(a) the aggregate LIBOR Yield for all LIBOR Advances Outstanding that have an Interest Period that ends on such Payment Date and for any part of the outstanding principal amount of a LIBOR Advance that was prepaid on a day other than a day on which an Interest Period for such LIBOR Advance ended, to the extent that LIBOR Yield with respect to such prepaid principal remains accrued and unpaid:

plus,

(b) with respect to any previously ended Remittance Period during which any Base Rate Advances were outstanding, the sum for each day in such Remittance Period of amounts determined in accordance with the following formula (but only to the extent that such amounts were not previously paid to the Lenders):

$$\frac{YR \times L}{D}$$

where: YR   =   the Base Rate Yield Rate applicable on such day;

       L =   the aggregate principal amount of the Base Rate Advances Outstanding on such day; and

       D   =   365 or 366, as applicable;

provided that (i) no provision of this Agreement shall require the payment or permit the collection of Yield in excess of the maximum permitted by Applicable Law and (ii) Yield shall not be considered paid by any distribution if at any time such distribution is later required to be rescinded by any Lender to the Borrower or any other Person for any reason including, without limitation, such distribution becoming void or otherwise avoidable under any statutory provision or common law or equitable action, including, without limitation, any provision of the Bankruptcy Code.

SECTION 1.02   Other Terms. All accounting terms used but not specifically defined herein shall be construed in accordance with GAAP. All terms used in Article 9 of the UCC in the State of New York, and used but not specifically defined herein, are used herein as defined in such Article 9.

SECTION 1.03   Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding."

SECTION 1.04   Interpretation.

In each Transaction Document, unless a contrary intention appears:

(a) the singular number includes the plural number and vice versa;

(b)   reference to any Person includes such Person's successors and assigns but, only if such successors and assigns are not prohibited by the Transaction Documents;

(c) reference to any gender includes each other gender;

(d) reference to day or days without further qualification means calendar days;

(e) reference to any time means New York, New York time;

(f) reference to the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation";

(g) reference to any agreement (including any Transaction Document), document or instrument means such agreement, document or instrument as amended, modified, waived, supplemented, restated or replaced and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of the other Transaction Documents, and reference to any promissory note includes any promissory note that is an extension or renewal thereof or a substitute or replacement therefor; and

(h)   reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and reference to any Section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such Section or other provision.

ARTICLE II.

THE FACILITY

SECTION 2.01   Variable Funding Note and Advances.

(a)   Variable Funding Note. Upon the request of any Lender ~~at any time~~, the Borrower shall (on the terms and subject to the conditions hereinafter set forth)~~,~~ deliver~~,~~ to such Lender, at the address set forth in Section 11.02 of this Agreement, and upon the request of any additional Lender, the Borrower shall deliver to such additional Lender, at the address set forth in the applicable Joinder Supplement, a duly executed variable funding note (as amended, modified, supplemented or restated from time to time, the "Variable Funding Note"), in substantially the form of Exhibit H, in an aggregate face amount equal to the applicable Lender's Commitment as of the ~~Closing Date or the effective date of any Joinder Supplement, as applicable,~~ date on which such Variable Funding Note is issued and otherwise duly completed. If any Variable Funding Note is issued, interest shall accrue on such Variable Funding Note, and such Variable Funding Note shall be payable, as described herein.

(b)   Advances. On the terms and conditions hereinafter set forth, from time to time from the Closing Date until the end of the Reinvestment Period, the Borrower may request that the Lenders make Advances secured by the Collateral Portfolio, (x) to the Borrower for the purpose of purchasing Eligible Loan Assets, (y) to the Unfunded Exposure Account in an amount up to the Unfunded Exposure Amount or (z) to the Borrower for distributions to the Transferor in connection with prior transfers of unleveraged Eligible Loan Assets to the Borrower as capital contributions to the Borrower, including with respect to any Borrowing Base capacity resulting from any repayment of Advances previously made to Borrower (so long as such distribution is permitted pursuant to Section 5.02(m) of this Agreement). Other than pursuant to Section 2.02(f), under no circumstances shall any Lender be required to make any Advance if after giving effect to such Advance and the addition to the Collateral Portfolio of the Eligible Loan Assets being acquired by the Borrower using the proceeds of such Advance, (i) an Event of Default has occurred, or would result therefrom, or an Unmatured Event of Default exists or would result therefrom or (ii) the aggregate Advances Outstanding would exceed the Borrowing Base. Notwithstanding anything to the contrary herein (including Section 2.02(f)), no Lender shall be obligated to provide the Borrower (or to the Unfunded Exposure Account, if applicable) with aggregate funds in connection with an Advance that would exceed the lesser of (x) such Lender's unused Commitment then in effect and (y) the aggregate unused Commitments then in effect.

(c)   Notations on Variable Funding Note. Each Lender is hereby authorized to enter on a schedule attached to the Variable Funding Note, if any, with respect to such Lender a notation (which may be computer generated) with respect to each Advance under the Variable Funding Note made by such Lender of: (i) the date and principal amount thereof, and (ii) each repayment of principal thereof, and any such recordation shall constitute prima facie evidence of the accuracy of the information so recorded. The failure of any Lender to make any such notation on the schedule attached to any Variable Funding Note shall not limit or otherwise affect the obligation of the Borrower to repay the Advances Outstanding in accordance with their respective terms as set forth herein.

SECTION 2.02   Procedure for Advances.

(a)   During the Reinvestment Period, the Lenders will make Advances on any Business Day at the request of the Borrower, subject to and in accordance with the terms and conditions of Sections 2.01 and 2.02 and subject to the provisions of Article III hereof.

(b)   For each LIBOR Advance, the Borrower shall deliver an irrevocable written notice in the form of a Notice of Borrowing to the Administrative Agent and each Lender no later than 1:00 p.m. at least three Business Days before the Business Day on which the LIBOR Advance is to be made; *provided* that if such Notice of Borrowing is delivered later than 1:00 p.m. on such Business Day, such Notice of Borrowing shall be deemed to have been received on the following Business Day. For each Base Rate Advance, the Borrower shall deliver an irrevocable written notice in the form of a Notice of Borrowing to the Administrative Agent and each Lender no later than 11:00 a.m. on the Business Day on which such Base Rate Advance is to be made; *provided* that if such Notice of Borrowing is delivered later than 11:00 a.m. on such Business Day, such Notice of Borrowing shall be deemed to have been received on the following Business Day. The Borrower or the Servicer shall post all Loan Agreements and other loan documents and information with respect to each proposed Eligible Loan Asset, if any, to a Deal Interactive (or other replacement) website to which the Administrative Agent and each Lender has access. Each Notice of Borrowing shall include a duly completed Borrowing Base Certificate (updated to the date such Advance is requested and giving *pro forma* effect to the Advance requested and the use of the proceeds thereof), and shall specify:

(i)   the aggregate amount of such Advance, which amount shall not cause the Advances Outstanding to exceed the Borrowing Base; *provided* that, except with respect to an Advance pursuant to Section 2.02(f), the amount of such Advance must be at least equal to $500,000;

(ii)   the proposed Advance Date and whether such Advance will be a LIBOR Advance or a Base Rate Advance;

(iii)   a representation that all conditions precedent for an Advance described in Article III hereof have been satisfied;

(iv)   the amount of cash that will be funded by the Transferor into the Unfunded Exposure Account in connection with any Revolving Loan Asset or Delayed Draw Loan Asset funded by such Advance, if applicable; and

(v)   whether such Advance should be remitted to the Advance Funding Account or the Unfunded Exposure Account.

On the date of each Advance, upon satisfaction of the applicable conditions set forth in Article III, each Lender shall, in accordance with instructions received by the Borrower, either (i) make available to the Borrower, in same day funds, an amount equal to such Lender's Pro Rata Share of such Advance, by payment into the Advance Funding Account or (ii) remit in same day funds an amount equal to such Lender's Pro Rata Share of such Advance into the Unfunded Exposure Account, as applicable; *provided* that, with respect to an Advance funded pursuant to Section 2.02(f), each

Lender shall remit the Advance equal to such Lender's Pro Rata Share of the Unfunded Exposure Amount Shortfall in same day funds to the Unfunded Exposure Account.

(c)   Each LIBOR Advance shall bear interest at the applicable LIBOR Yield Rate. The Base Rate Advances Outstanding shall bear interest at the Base Rate Yield Rate. The Borrower may request that the Administrative Agent convert any Base Rate Advance, in whole and not in part, to a LIBOR Advance by delivering a Conversion Notice to the Administrative Agent no later than 1:00 p.m. at least three Business Days' before the Conversion Date on which such Base Rate Advance is to be converted into a LIBOR Advance.

(d)   Subject to Section 2.18 and the other terms, conditions, provisions and limitations set forth herein (including, without limitation, the payment of the Make-Whole Premium and Breakage Fees, as applicable), the Borrower may (i) borrow, repay or prepay and reborrow Advances without any penalty, fee or premium on and after the Closing Date and prior to the end of the Reinvestment Period and (ii) repay or prepay Advances without any penalty, fee or premium after the end of the Reinvestment Period.

(e)   A determination by SMBC of the existence of any Eurodollar Disruption Event (any such determination to be communicated to the Borrower by written notice from the Administrative Agent promptly after the Administrative Agent learns of such event), or of the effect of any Eurodollar Disruption Event on its making or maintaining Advances at LIBOR, shall be conclusive absent manifest error.

(f)   If, on the last day of the Reinvestment Period (or within three Business Days of the occurrence of an Event of Default if the Reinvestment Period ends due to the occurrence of an Event of Default), the amount on deposit in the Unfunded Exposure Account is less than the aggregate Unfunded Exposure Amount, the Borrower shall request an Advance in the amount of such shortfall (the "Unfunded Exposure Amount Shortfall"). Following receipt of a Notice of Borrowing (as described in clause (ii) below), each Lender shall fund such Unfunded Exposure Amount Shortfall in accordance with Section 2.02(b), notwithstanding anything to the contrary herein (including, without limitation, (a) the Borrower's failure to satisfy any of the conditions precedent set forth in Section 3.02), (b) the occurrence of an Event of Default or (c) the existence of (x) an Unmatured Event of Default or (y) a Borrowing Base Deficiency); *provided* that:

(i)   each Lender may fund such Unfunded Exposure Amount Shortfall in its sole discretion to the extent that doing so would cause such Lender to make an Advance that would result in the aggregate outstanding principal amount of such Lender's Advances to exceed such Lender's Commitment;

(ii)   the Borrower shall have caused a properly completed Notice of Borrowing (which shall specify the account details of the Unfunded Exposure Account where the funds will be made available) to be delivered to the Administrative Agent (with a copy to the Lenders) on a timely basis; and

(iii)   to the extent the Reinvestment Period has ended due to the occurrence of an Event of Default, each Lender shall have a funding obligation with respect to the

Unfunded Exposure Amount Shortfall under this Section 2.02(f) solely to the extent that (1) the Borrower shall have, prior to the date of such funding obligation, deposited an amount not less than the Unfunded Exposure Equity Amount in the Unfunded Exposure Account pursuant to Section 2.04(b)(iii) or by an equity contribution by Fifth Street or by any combination of those two methods and (2) such funds, as of the date of such funding, remain on deposit in the Unfunded Exposure Account.

For the avoidance of doubt, the Borrower shall not be required to fund the Unfunded Exposure Account unless and until the occurrence of an Event of Default or the last day of the Reinvestment Period or as required to prevent the occurrence of a Borrowing Base Deficiency. For the further avoidance of doubt, any obligation of a Lender to make an Advance pursuant to this Section 2.02(f) shall be without prejudice to the obligation of the Borrower to cure any Borrowing Base Deficiency that exists prior to such Advance or results therefrom.

(g)   The obligation of each Lender to remit its Pro Rata Share of any Advance shall be several from that of each other Lender and the failure of any Lender to so make such amount available to the Borrower shall not relieve any other Lender of its obligation hereunder.

SECTION 2.03   Determination of Yield. Each Lender shall determine the Yield for its portion of the Advances Outstanding (including unpaid Yield related thereto, if any, due and payable on a prior Payment Date) to be paid by the Borrower on each Payment Date and shall advise the Servicer thereof on the third Business Day prior to such Payment Date.

SECTION 2.04   Remittance Procedures. By delivery of a Servicing Report on a Reporting Date, the Servicer, as agent for the Administrative Agent and the Lenders, shall and, if the Servicer fails to do so, the Administrative Agent may instruct the Collateral Agent, to apply funds on deposit in the Controlled Accounts on the related Payment Date as described in this Section 2.04; *provided* that at any time after delivery of Notice of Exclusive Control (as defined in the Control Agreement), the Administrative Agent shall instruct the Collateral Agent to apply funds on deposit in the Controlled Accounts as described in this Section 2.04.

(a)   Interest Payments During Reinvestment Period and Absent an Event of Default. During the Reinvestment Period, so long as no Event of Default has occurred and, in any case, prior to the declaration, or automatic occurrence, of the Facility Maturity Date, the Servicer shall transfer Interest Collections held by the Account Bank in the Collection Account as of the Payment Date Cut-Off, in accordance with the Servicing Report, to the following Persons in the following amounts and priority:

(i)   *pari passu* to (a) the Collateral Agent, in payment in full of all accrued and unpaid Collateral Agent Fees and Collateral Agent Expenses, (b) the Collateral Custodian in payment in full of all accrued and unpaid Collateral Custodian Fees and Collateral Custodian Expenses and (c) the Account Bank in payment in full of all accrued and unpaid fees and expenses due under the U.S. Bank Fee Letter;

(ii)   to the Servicer, in payment in full of all accrued and unpaid Servicing Fees;

(iii)   to the Administrative Agent, all accrued and unpaid fees, expenses (including reasonable attorneys' fees, costs and expenses) and indemnity amounts payable by the Borrower to the Administrative Agent under the Transaction Documents;

(iv)   *pro rata*, in accordance with the amounts due under this clause, to each Lender (A) all Yield payable on such Payment Date in accordance with the definition of "Yield" and (B) the Non-Usage Fee to the extent that such Non-Usage Fee is accrued and unpaid as of the last day of the related Remittance Period;

(v)   *pro rata*, to each Lender, all accrued and unpaid fees (including Breakage Fees), expenses (including reasonable attorneys' fees, costs and expenses) and indemnity amounts payable by the Borrower to any Lender under the Transaction Documents;

(vi)   to pay the Advances Outstanding to the extent required to satisfy any outstanding Borrowing Base Deficiency;

(vii)   to pay any other administrative expenses and amounts due (other than with respect to the repayment of Advances Outstanding) under this Agreement and the other Transaction Documents;

(viii)   to any applicable Governmental Authority, any Tax or withholding for or on account of any Tax which could result in a Lien on any of the Collateral Portfolio; and

(ix)   to the Borrower, any remaining amounts.

(b)   <u>Principal Payments During the Reinvestment Period and Absent an Event of Default</u>. During the Reinvestment Period, but so long as no Event of Default has occurred and, in any case, prior to the declaration, or automatic occurrence, of the Facility Maturity Date, the Servicer shall transfer Principal Collections held by the Account Bank in the Collection Account as of the Payment Date Cut-Off, in accordance with the Servicing Report, to the following Persons in the following amounts and priority:

(i)   to pay amounts due under <u>Section 2.04(a)(i)</u> through <u>(v)</u>, to the extent not paid thereunder;

(ii)   to pay the Advances Outstanding to the extent required to satisfy any outstanding Borrowing Base Deficiency or to avoid a Borrowing Base Deficiency upon completion of the application of the Principal Collections;

(iii)   at the discretion of the Servicer, to the Unfunded Exposure Account in an amount necessary to cause the amount on deposit in the Unfunded Exposure Account to equal the Unfunded Exposure Equity Amount;

(iv)   to pay any other administrative expenses and amounts due under this Agreement and the other Transaction Documents;

(v)   to any applicable Governmental Authority, any Tax or withholding for or on account of any Tax which could result in a Lien on any of the Collateral Portfolio; and

(vi) to the Borrower, any remaining amounts.

(c)   <u>Payment Date Transfers After the Reinvestment Period or Following the Occurrence of an Event of Default</u>. After the expiration of the Reinvestment Period, or if an Event of Default has occurred or, in any case, after the declaration, or automatic occurrence, of the Facility Maturity Date, the Servicer shall transfer collected funds held by the Account Bank in the Collection Account as of the Payment Date Cut-Off, in accordance with the Servicing Report, to the following Persons in the following amounts and priority:

(i)   *pari passu* to (a) the Collateral Agent, in payment in full of all accrued and unpaid Collateral Agent Fees and Collateral Agent Expenses, (b) the Collateral Custodian in payment in full of all accrued and unpaid Collateral Custodian Fees and Collateral Custodian Expenses and (c) the Account Bank in payment in full of all accrued and unpaid fees and expenses due under the U.S. Bank Fee Letter;

(ii) to the Servicer, in payment in full of all accrued and unpaid Servicing Fees;

(iii) to the Administrative Agent, all accrued and unpaid fees, expenses (including reasonable attorneys' fees, costs and expenses) and indemnity amounts payable by the Borrower to the Administrative Agent under the Transaction Documents;

(iv) *pro rata*, in accordance with the amounts due under this clause, to each Lender (A) all Yield payable on such Payment Date in accordance with the definition of "Yield" and (B) the Non-Usage Fee to the extent that such Non-Usage Fee is accrued and unpaid as of the last day of the related Remittance Period;

(v)   *pro rata*, to each Lender, all accrued and unpaid fees (including Breakage Fees), expenses (including reasonable attorneys' fees, costs and expenses) and indemnity amounts payable by the Borrower to any Lender under the Transaction Documents;

(vi) to the Unfunded Exposure Account in an amount necessary to cause the amount on deposit in the Unfunded Exposure Account to equal the Unfunded Exposure Amount; *provided* that such Unfunded Exposure Amount shall not in any event exceed $~~30,000,000~~20,000,000;

(vii) to pay the Advances Outstanding, including any applicable Make-Whole Premium, until paid in full;

(viii) to pay any other administrative expenses and amounts due under this Agreement and the other Transaction Documents;

(ix) to any applicable Governmental Authority, any Tax or withholding for or on account of any Tax which could result in a Lien on any of the Collateral Portfolio; and

(x) to the Borrower, any remaining amounts.

(d) <u>Unfunded Exposure Account</u>. Funds on deposit in the Unfunded Exposure Account as of any date of determination may be withdrawn to fund draw requests of the relevant Obligors under any Revolving Loan Asset or Delayed Draw Loan Asset; *provided* that, until an Event of Default has occurred, the amount withdrawn to fund such draw request shall not create any Borrowing Base Deficiency. Any such draw request made by an Obligor, along with wiring instructions for the applicable Obligor, shall be forwarded by the Borrower or the Servicer to the Collateral Agent (with a copy to the Administrative Agent and each Lender) in the form of a Disbursement Request, and the Collateral Agent shall instruct the Account Bank to fund such draw request in accordance with the Disbursement Request. At any time, the Servicer (or, after delivery of Notice of Exclusive Control (as such term is defined in the Control Agreement), the Administrative Agent) may cause any amounts on deposit in the Unfunded Exposure Account which exceed the Unfunded Exposure Amount as of any date of determination to be deposited into the Principal Collection Account as Principal Collections.

(e) <u>Insufficiency of Funds</u>. For the sake of clarity, the parties hereby agree that if the funds on deposit in the Collection Account are insufficient to pay any amounts due and payable on a Payment Date or otherwise, the Borrower shall nevertheless remain responsible for, and shall pay when due, all amounts payable under this Agreement and the other Transaction Documents in accordance with the terms of this Agreement and the other Transaction Documents.

SECTION 2.05   <u>Instructions to the Collateral Agent</u>. To the extent permitted by Applicable Law, the Administrative Agent shall promptly transmit to the Servicer and the Borrower by telecopy or e-mail a copy of all instructions and directions given to the Collateral Agent or the Account Bank by the Administrative Agent, pursuant to <u>Section 2.04</u>. If either the Administrative Agent or Collateral Agent disagrees with the computation of any amounts to be paid or deposited by the Borrower or the Servicer under <u>Section 2.04</u> or otherwise pursuant to this Agreement, or upon their respective instructions, it shall so notify the Borrower, the Servicer and the Collateral Agent in writing and in reasonable detail to identify the specific disagreement. If such disagreement cannot be resolved within two Business Days, the determination of the Administrative Agent as to such amounts shall be conclusive and binding on the parties hereto absent manifest error. In the event the Collateral Agent or the Account Bank receives instructions from the Servicer or the Borrower which conflict with any instructions received by the Administrative Agent, the Collateral Agent or the Account Bank, as applicable, shall rely on and follow the instructions given by the Administrative Agent.

SECTION 2.06 <u>Borrowing Base Deficiency Payments</u>.

(a)   In addition to any other obligation of the Borrower to cure any Borrowing Base Deficiency pursuant to the terms of this Agreement, if, on any day prior to the Collection Date, any Borrowing Base Deficiency exists, then the Borrower shall, within three Business Days from the date of such Borrowing Base Deficiency, eliminate such Borrowing Base Deficiency in its entirety by effecting one or more (or any combination thereof) of the following actions in order to eliminate such Borrowing Base Deficiency as of such date of determination: (i) deposit cash in United States dollars into the Principal Collection Account or Unfunded Exposure Account in the amount necessary to eliminate such Borrowing Base Deficiency, (ii) repay Advances Outstanding (together with any Breakage Fees and all accrued and unpaid costs and expenses of the Administrative Agent and the Lenders, in each case in respect of the amount so prepaid) in the amount necessary to eliminate such Borrowing Base Deficiency, and/or (iii) subject to the approval of the Administrative Agent, in its sole discretion, Pledge additional Eligible Loan Assets in the amount necessary to eliminate such Borrowing Base Deficiency; *provided* that if the Borrower requests to Pledge another Eligible Loan Asset within one Business Day of such Borrowing Base Deficiency and the Administrative Agent does not either reject such Loan Asset or approve such Loan Asset within one Business Day of the Borrower's request to Pledge such Loan Asset, then the Administrative Agent may, in its sole discretion, elect in writing to extend the three Business Day grace period set forth in this Section 2.06 for up to seven Business Days. If the Administrative Agent does not reply to a request by the Borrower within any time period provided for such a reply pursuant to this Section 2.06(a) and does not inform the Borrower that the Administrative Agent is extending the period for such a reply, such failure to reply shall constitute a denial of such request.

(b)   No later than 2:00 p.m. on the Business Day prior to the proposed repayment of Advances Outstanding or Pledge of additional Eligible Loan Assets pursuant to Section 2.06(a), the Borrower (or the Servicer on its behalf) shall deliver (i) to the Administrative Agent (with a copy to the Collateral Agent and the Collateral Custodian), notice of such repayment or Pledge and a duly completed Borrowing Base Certificate, updated to the date such repayment or Pledge is being made and giving pro forma effect to such repayment or Pledge, and (ii) to the Administrative Agent, if applicable, a description of any Eligible Loan Asset and each Obligor of such Eligible Loan Asset to be Pledged and added to the updated Loan Asset Schedule. Any notice pertaining to any repayment or any Pledge pursuant to this Section 2.06 shall be irrevocable.

SECTION 2.07   Substitution and Sale of Loan Assets; Affiliate Transactions.

(a)   Substitutions. The Borrower may, with the consent of the Administrative Agent in its sole discretion, replace any Loan Asset with an Eligible Loan Asset so long as (i) no event has occurred, or would result from such substitution, which constitutes an Event of Default and no event has occurred and is continuing, or would result from such substitution, which constitutes an Unmatured Event of Default or a Borrowing Base Deficiency and (ii) simultaneously therewith, the Borrower Pledges (in accordance with all of the terms and provisions contained herein) a Substitute Eligible Loan Asset.

(b)   Discretionary Sales. The Borrower shall be permitted to sell Loan Assets to Persons other than the Transferor or its Affiliates from time to time; *provided* that (i) the proceeds of such sale shall be deposited into the Collection Account to be disbursed in accordance with Section 2.04 hereof, (ii) no event has occurred, or would result from such sale, which constitutes an Event of Default and no event has occurred and is continuing, or would result from such sale, which constitutes an Unmatured Event of Default or a Borrowing Base Deficiency; and (iii) the Administrative Agent shall provide prior written consent to such sale.

(c)   Repurchase or Substitution of Warranty Loan Assets. If on any day a Loan Asset is (or becomes) a Warranty Loan Asset, no later than 15 Business Days following the earlier of knowledge by the Borrower of such Loan Asset becoming a Warranty Loan Asset or receipt by the Borrower from the Administrative Agent or the Servicer of written notice thereof, the Borrower shall either:

(i)   make a deposit to the Collection Account (as Principal Collections for allocation pursuant to Section 2.04) in immediately available funds in an amount equal to the sum of (x) the initial Assigned Value with respect to such Loan Asset multiplied by the Outstanding Balance of such Loan Asset and (y) any expenses or fees with respect to such Loan Asset and costs and damages incurred by the Administrative Agent or by any Lender in connection with any violation by such Loan Asset of any predatory or abusive lending law which is an Applicable Law (a notification regarding the amount of such expenses or fees to be provided by the Administrative Agent to the Borrower); *provided* that the Administrative Agent shall have the right to determine whether the amount so deposited is sufficient to satisfy the foregoing requirements; or

(ii)   with the prior written consent of the Administrative Agent, in its sole discretion, substitute for such Warranty Loan Asset a Substitute Eligible Loan Asset.

Upon confirmation of the deposit of the amounts set forth in Section 2.07(c)(i) into the Collection Account or the delivery by the Borrower of a Substitute Eligible Loan Asset for each Warranty Loan Asset (the date of such confirmation or delivery, the "Release Date"), such Warranty Loan Asset and related Portfolio Assets shall be removed from the Collateral Portfolio and, as applicable, the Substitute Eligible Loan Asset and related Portfolio Assets shall be included in the Collateral Portfolio. On the Release Date of each Warranty Loan Asset, the Collateral Agent, for the benefit of the Secured Parties, shall automatically and without further action be deemed to release to the Borrower, without recourse, representation or warranty, all the right, title and interest and any Lien of the Collateral Agent, for the benefit of the Secured Parties in, to and under the Warranty Loan Asset and any related Portfolio Assets and all future monies due or to become due with respect thereto.

(d)   Conditions to Sales, Substitutions and Repurchases. Any sales, substitutions or repurchases effected pursuant to Sections 2.07(a), (b), or (c) shall be subject to the satisfaction of the following conditions (as certified in writing to the Administrative Agent and Collateral Agent by the Borrower):

(i)   the Borrower shall deliver a Borrowing Base Certificate to the Administrative Agent in connection with such sale, substitution or repurchase;

(ii)   the Borrower shall deliver a list of all Loan Assets to be sold, substituted or repurchased;

(iii)   the Loan Assets were selected for sale, repurchase or substitution in a manner consistent with and pursuant to the Investment Policies;

(iv)   the Borrower shall give one Business Day's notice of such sale, substitution or repurchase;

(v)   the Borrower shall notify the Administrative Agent of any amount to be deposited into the Collection Account in connection with any sale, substitution or repurchase;

(vi)   the representations and warranties contained in Sections 4.01, 4.02 and 4.03 hereof shall continue to be correct in all respects, except to the extent relating to an earlier date;

(vii)   any repayment of Advances Outstanding in connection with any sale, substitution or repurchase of Loan Assets hereunder shall comply with the requirements set forth in Section 2.18; and

(viii)   the Borrower and the Servicer (on behalf of the Borrower) shall agree to pay the reasonable legal fees and expenses of the Administrative Agent, each Lender, Collateral Agent and the Collateral Custodian in connection with any such sale, substitution or repurchase (including, but not limited to, expenses incurred in connection with the release of the Lien of the Collateral Agent on behalf of the Secured Parties and any other party having an interest in the Loan Asset in connection with such sale, substitution or repurchase).

(e)   Affiliate Transactions. Notwithstanding anything to the contrary set forth herein or in any other Transaction Document, the Transferor (or an Affiliate thereof) shall not reacquire from the Borrower and the Borrower shall not transfer to the Transferor or to Affiliates of the Transferor, and none of the Transferor nor any Affiliates thereof shall have a right or ability to purchase, the Loan Assets other than (i) as permitted by Section 2.07(f) of this Agreement, or (ii) transfers on an arms' length basis and for fair market value; *provided* that (x) the proceeds of such sale shall be deposited into the Collection Account to be disbursed in accordance with Section 2.04 hereof, (y) no event has occurred, or would result from such sale, which constitutes an Event of Default and no event has occurred and is continuing, or would result from such sale, which constitutes an Unmatured Event of Default or a Borrowing Base Deficiency; and (z) the Administrative Agent shall provide prior written consent to such sale.

(f)   Limitations on Sales and Substitutions. (i) The Outstanding Balance of all Loan Assets (other than Warranty Loan Assets) sold to the Transferor or any Affiliate pursuant to Section 2.07(e), substituted pursuant to Section 2.07(a) or released pursuant to a Lien Release Dividend during the term of this Agreement does not exceed 20% of the Maximum Facility Amount and (ii) the Outstanding Balance of all Defaulted Loan Assets (other than Warranty Loan Assets) sold to the Transferor or any Affiliate pursuant to Section 2.07(e), substituted pursuant to Section 2.07(a) or released pursuant to a Lien Release Dividend during the term of this Agreement does not exceed 10% of the Maximum Facility Amount.

(g)   Lien Release Dividend. Notwithstanding any provision contained in this Agreement to the contrary, provided no Event of Default has occurred and no Unmatured Event of Default exists, on a Lien Release Dividend Date, the Borrower may dividend to the Transferor Loan Assets that were sold by the Transferor to the Borrower, or portions thereof (each, a "Lien Release Dividend"), subject to the following terms and conditions, as certified by the Borrower and the Transferor to the Administrative Agent (with a copy to the Collateral Agent and the Collateral Custodian):

(i)   The Borrower and the Transferor shall have given the Administrative Agent, with a copy to the Collateral Agent and the Collateral Custodian, at least five Business Days prior written notice requesting that the Administrative Agent consent to the effectuation of a Lien Release Dividend, in the form of Exhibit I hereto (a "Notice and Request for Consent"), which consent shall be given in the sole and absolute discretion of the Administrative Agent; provided that, if the Administrative Agent shall not have responded to the Notice and Request for Consent by 11:00 a.m. on the day that is one Business Day prior to the proposed Lien Release Dividend Date, the Administrative Agent shall be deemed not to have given its consent;

(ii)   On any Lien Release Dividend Date, no more than four Lien Release Dividends shall have been made during the 12-month period immediately preceding the proposed Lien Release Dividend Date;

(iii)   After giving effect to the Lien Release Dividend on the Lien Release Dividend Date, (A) no Borrowing Base Deficiency, Event of Default or Unmatured Event of Default shall exist, (B) the representations and warranties contained in Sections 4.01, 4.02 and 4.03 hereof shall continue to be correct in all material respects, except to the extent relating to an earlier date, (C) the eligibility of any Loan Asset remaining as part of the Collateral Portfolio after the Lien Release Dividend will be redetermined as of the Lien Release Dividend Date, (D) no claim shall have been asserted or proceeding commenced challenging the enforceability or validity of any of the Required Loan Documents and (E) there shall have been no material adverse change as to the Servicer or the Borrower;

(iv)   Such Lien Release Dividend must be in compliance with Applicable Law and may not (A) be made with the intent to hinder, delay or defraud any creditor of the Borrower or (B) leave the Borrower, immediately after giving effect to the Lien Release Dividend, (x) insolvent, (y) with insufficient funds to pay its obligations as and when they become due or (z) with inadequate capital for its present and anticipated business and transactions;

(v)   On or prior to the Lien Release Dividend Date, the Borrower shall have (A) delivered to the Administrative Agent, with a copy to the Collateral Agent and the Collateral Custodian, a list specifying all Loan Assets or portions thereof to be transferred pursuant to such Lien Release Dividend and the Administrative Agent shall have approved the same in its sole discretion and (B) obtained all authorizations, consents and approvals required to effectuate the Lien Release Dividend;

(vi)   A portion of a Loan Asset may be transferred pursuant to a Lien Release Dividend *provided* that (A) such transfer does not have an adverse effect on the portion of such Loan Asset remaining as a part of the Collateral Portfolio, any other aspect of the Collateral Portfolio, the Lenders, the Administrative Agent or any other Secured Party and (B) a new promissory note (other than with respect to a Noteless Loan Asset) for the portion of the Loan Asset remaining as a part of the Collateral Portfolio has been executed, and the original thereof has been endorsed to the Collateral Agent and delivered to the Collateral Custodian;

(vii)   Each Loan Asset, or portion thereof, as applicable, shall be transferred at a value equal to the Outstanding Balance thereof, exclusive of any accrued and unpaid interest or PIK Interest thereon;

(viii)   The Borrower shall deliver a Borrowing Base Certificate (including a calculation of the Borrowing Base after giving effect to such Lien Release Dividend) to the Administrative Agent;

(ix)   The Borrower shall have paid in full an aggregate amount equal to the sum of all amounts due and owing to the Administrative Agent, the Lenders, the Collateral Agent or the Collateral Custodian, as applicable, under this Agreement and the other Transaction Documents, if any, to the extent accrued to such date (including, without limitation, Breakage Fees) with respect to the Loan Assets to be transferred pursuant to such Lien Release Dividend and incurred in connection with the transfer of such Loan Assets pursuant to such Lien Release Dividend; and

(x)   The Borrower and the Servicer (on behalf of the Borrower) shall pay the reasonable legal fees and expenses of the Administrative Agent, the Lenders, the Collateral Agent and the Collateral Custodian in connection with any Lien Release Dividend (including, but not limited to, expenses incurred in connection with the release of the Lien of the Collateral Agent, on behalf of the Secured Parties, and any other party having an interest in the Loan Assets in connection with such Lien Release Dividend).

SECTION 2.08   Payments and Computations, Etc.

(a)   All amounts to be paid or deposited by the Borrower or the Servicer hereunder shall be paid or deposited in accordance with the terms hereof no later than 5:00 p.m. on the day when due in Dollars in immediately available funds to the Collection Account or such other account as is designated by the Administrative Agent. The Borrower or the Servicer, as applicable, shall, to the extent permitted by law, pay to the Secured Parties interest on all amounts not paid or deposited when due to any of the Secured Parties hereunder at 4.0% per annum above the Base Rate (other than with respect to any Advances Outstanding, which shall accrue at the LIBOR Yield Rate or Base Rate Yield Rate, as applicable), payable on demand, from the date of such nonpayment until such amount is paid in full (as well after as before judgment); *provided* that such interest rate shall not at any time exceed the maximum rate permitted by Applicable Law. Any Obligation hereunder shall not be reduced by any distribution of any portion of Available Collections if at any time such distribution is rescinded or required to be returned by any Lender to the Borrower or any other

Person for any reason. Each LIBOR Advance shall accrue interest at the applicable LIBOR Yield Rate for such LIBOR Advance during each applicable Interest Period. All computations of interest and all computations with respect to the Yield, the LIBOR Yield and the LIBOR Yield Rate with respect to LIBOR Advances shall be computed on the basis of a year of 360 days for the actual number of days elapsed, other than calculations with respect to the Base Rate, which shall be based on a year consisting of 365 or 366 days, as applicable. Payments of Yield with respect to each LIBOR Advance shall be payable on each Payment Date on which an Interest Period for such LIBOR Advance ends. Each Base Rate Advance shall accrue interest at the Base Rate Yield for each day beginning on, and including, the Advance Date with respect to such Base Rate Advance and ending on, but excluding, the Conversion Date for such Base Rate Advance or the date such Base Rate Advance is repaid in full at the Base Rate Yield. All computations of interest and all computations with respect to the Yield and Base Rate Yield with respect to Base Rate Advances shall be computed on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days elapsed. Any Base Rate Yield accruing on the days including the first day of a calendar month and ending on, and including, the Payment Date Cut-Off for such calendar month, shall be payable on the Payment Date occurring during such calendar month. Any Base Rate Yield accruing on days after the Payment Date Cut-Off in any calendar month shall be payable on the Payment Date occurring during the next calendar month.

(b)   Whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of Yield or any fee payable hereunder, as the case may be.

(c)   If any Advance requested by the Borrower and approved by the Lenders and the Administrative Agent pursuant to Section 2.02 is not for any reason whatsoever, except as a result of the gross negligence or willful misconduct of, or failure to fund such Advance on the part of, the Lenders, the Administrative Agent or an Affiliate thereof, made or effectuated, as the case may be, on the date specified therefor, the Borrower shall indemnify such Lender against any loss, cost or expense incurred by such Lender related thereto (other than any such loss, cost or expense solely due to the gross negligence or willful misconduct or failure to fund such Advance on the part of the Lenders, the Administrative Agent or an Affiliate thereof), including, without limitation, any loss (including cost of funds and reasonable out-of-pocket expenses), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund Advances or maintain the Advances Outstanding. Any such Lender shall provide to the Borrower documentation setting forth the amounts of any loss, cost or expense referred to in the previous sentence, such documentation to be conclusive absent manifest error.

SECTION 2.09   Fees. The Borrower shall pay the Lenders (either directly or through the Administrative Agent) certain Fees in the amounts and on the dates set forth in the Lender Fee Letter.

SECTION 2.10   Increased Costs; Capital Adequacy.

(a)   If, due to either (i) the introduction of or any change following the date hereof (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation, administration or application following the date hereof of any Applicable Law (including, without limitation, any law or regulation resulting in any interest payments paid to any Lender under this Agreement being subject to any Tax, except for Taxes on the overall net income of such Lender), in each case whether foreign or domestic or (ii) the compliance with any guideline or request following the date hereof from any central bank or other Governmental Authority (whether or not having the force of law), there shall be any increase in the cost to the Administrative Agent, any Lender or any Affiliate, participant, successor or assign thereof (each of which shall be an "Affected Party") of agreeing to make or making, funding or maintaining any Advance (or any reduction of the amount of any payment (whether of principal, interest, fee, compensation or otherwise) to any Affected Party hereunder), as the case may be, or there shall be any reduction in the amount of any sum received or receivable by an Affected Party under this Agreement, under any other Transaction Document, the Borrower shall, from time to time, after written demand by the Administrative Agent (which demand shall be accompanied by a statement setting forth in reasonable detail the basis for such demand), on behalf of such Affected Party, pay to the Administrative Agent, on behalf of such Affected Party, additional amounts sufficient to compensate such Affected Party for such increased costs or reduced payments within 10 days after such demand; *provided* that the amounts payable under this Section 2.10 shall be without duplication of amounts payable under Section 2.11 and shall not include any Excluded Taxes.

(b)   If either (i) the introduction of or any change following the date hereof in or in the interpretation, administration or application following the date hereof of any law, guideline, rule or regulation, directive or request or (ii) the compliance by any Affected Party with any law, guideline, rule, regulation, directive or request following the date hereof, from any central bank, any Governmental Authority or agency, including, without limitation, compliance by an Affected Party with any request or directive regarding capital adequacy, has or would have the effect of reducing the rate of return on the capital of any Affected Party, as a consequence of its obligations hereunder or any related document or arising in connection herewith or therewith to a level below that which any such Affected Party could have achieved but for such introduction, change or compliance (taking into consideration the policies of such Affected Party with respect to capital adequacy), by an amount deemed by such Affected Party to be material, then, from time to time, after demand by such Affected Party (which demand shall be accompanied by a statement setting forth in reasonable detail the basis for such demand), the Borrower shall pay the Administrative Agent on behalf of such Affected Party such additional amounts as will compensate such Affected Party for such reduction. For the avoidance of doubt, any increase in cost and/or reduction in Yield with respect to any Affected Party caused by regulatory capital allocation adjustments due to FAS 166, 167 and subsequent statements and interpretations shall constitute a circumstance on which such Affected Party may base a claim for reimbursement under this Section 2.10.

(c)   If as a result of any event or circumstance similar to those described in clause (a) or (b) of this Section 2.10, any Affected Party is required to compensate a bank or other financial institution providing liquidity support, credit enhancement or other similar support to such Affected Party in connection with this Agreement or the funding or maintenance of Advances hereunder, then within ten days after demand by such Affected Party, the Borrower shall pay to such Affected Party such additional amount or amounts as may be necessary to reimburse such Affected Party for any amounts payable or paid by it.

(d)   In determining any amount provided for in this <u>Section 2.10</u>, the Affected Party may use any reasonable averaging and attribution methods. The Administrative Agent, on behalf of any Affected Party making a claim under this <u>Section 2.10</u>, shall submit to the Borrower a certificate setting forth in reasonable detail the basis for and the computations of such additional or increased costs, which certificate shall be conclusive absent manifest error.

(e)   Failure or delay on the part of any Affected Party to demand compensation pursuant to this <u>Section 2.10</u> shall not constitute a waiver of such Affected Party's right to demand or receive such compensation.

(f)   If at any time the Borrower shall be liable for the payment of any additional amounts in accordance with this <u>Section 2.10</u>, then the Borrower shall have the option to terminate this Agreement (in accordance with the provisions of <u>Section 2.18(b)</u> but without the payment of any Make-Whole Premium); *provided* that such option to terminate shall in no event relieve the Borrower of paying any amounts owing pursuant to this <u>Section 2.10</u> in accordance with the terms hereof.

(g)   Notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all rules and regulations promulgated thereunder or issued in connection therewith shall be deemed to have been introduced after the Closing Date, thereby constituting a change for which a claim for increased costs or additional amounts may be made hereunder with respect to the Affected Parties, regardless of the date enacted, adopted or issued.

SECTION 2.11   <u>Taxes</u>.

(a)   All payments made by the Borrower or made by the Servicer on behalf of the Borrower under this Agreement will be made free and clear of and without deduction or withholding for or on account of any Non-Excluded Taxes. If any Non-Excluded Taxes are required to be withheld from any amounts payable to any Indemnified Party, then the amount payable to such Person will be increased (the amount of such increase, the "<u>Additional Amount</u>") such that every net payment made under this Agreement after withholding for or on account of any Non-Excluded Taxes (including, without limitation, any Non-Excluded Taxes on such increase) is not less than the amount that would have been paid had no such deduction or withholding been made. The foregoing obligation to pay Additional Amounts with respect to payments required to be made by the Borrower or made by the Servicer on behalf of the Borrower under this Agreement will not, however, apply with respect to (i) Taxes imposed on or measured by the overall net income (however denominated) of the Administrative Agent, any Lender, or any other recipient of any payment to be made hereunder, or profits, franchise and similar Taxes imposed on the Administrative Agent or such Lender or other recipient (in lieu of net income or profit taxes) and backup withholding and similar Taxes by (I) the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office or the office to which its interest in the Advances is assigned is located or (II) any other jurisdiction (or any political subdivision thereof) as a result of a present or former connection between the Administrative Agent or such Lender or other recipient and such jurisdiction imposing such Tax other than a connection arising as a result of any transaction contemplated under this Agreement, (ii) any branch profits Taxes imposed by the United States or any similar Tax imposed by any other jurisdiction described in clause (i) above; (iii) in the case of a Foreign Lender, any United States federal withholding Tax that is imposed on amounts payable (including, for the avoidance of doubt, consent, amendment or similar fees) to such Foreign Lender at the time such Foreign Lender becomes a party hereto or designates a new lending office (other than a designation made at the request of Borrower), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive Additional Amounts from Borrower with respect to such withholding tax pursuant to this Section 2.11(a); (iv) in the case of a Foreign Lender who designates a new lending office, other than pursuant to the request of Borrower, any United States federal withholding Tax that is imposed on interest payments pursuant to any applicable law that is in effect at the time of such change in lending office, except to the extent that such Foreign Lender was entitled, immediately prior to such change in lending office, to receive additional amounts or indemnity payments from Borrower with respect to such withholding Tax pursuant to this Section 2.11(a); (v) any United States federal withholding Tax which would not have occurred but for such recipient's failure to comply with Section 2.11(d); (vi) any Taxes imposed under, or as a result of the failure of such recipient to satisfy the applicable requirements under, FATCA; and (vii) interest, penalties, additions to Tax and costs or expenses solely resulting from the assessment or imposition of Taxes described in clauses (i) through (vi) of this definition ("Excluded Taxes").

(b)   The Borrower will indemnify, from funds available to it pursuant to Section 2.04 (and to the extent the funds available for indemnification provided by the Borrower is insufficient the Servicer, on behalf of the Borrower, will indemnify) each Indemnified Party for the full amount of Non-Excluded Taxes payable by such Person in respect of Additional Amounts and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. All payments in respect of this indemnification shall be made within 10 days from the date a written invoice therefor is delivered to the Borrower.

(c)   Within 30 days after the date of any payment by the Borrower or by the Servicer on behalf of the Borrower of any Taxes, the Borrower or the Servicer, as applicable, will furnish to the Administrative Agent and the Lenders at the applicable address set forth on this Agreement, appropriate evidence of payment thereof.

(d)   Each Foreign Lender that (a) is a party hereto on the Closing Date or (b) becomes an assignee of an interest under this Agreement after the Closing Date (unless such Lender was already a Lender hereunder immediately prior to such assignment) shall deliver to the Borrower, with a copy to the Administrative Agent, (i) within 15 days after becoming a Foreign Lender hereunder, one (or such other number as may from time to time be prescribed by Applicable Law) duly completed copy of IRS Form W-8BEN or Form W-8ECI (or any successor forms or other certificates or statements that may be required from time to time by the relevant United States taxing authorities or Applicable Law), as appropriate, to permit the Borrower to make payments hereunder for the account of such Lender without deduction or withholding of United States federal income or similar Taxes and (ii) upon the obsolescence of or after the occurrence of any event requiring a change in, any form or certificate previously delivered pursuant to this Section 2.11(d), copies (in such numbers as may from time to time be prescribed by Applicable Law or regulations) of such additional, amended or successor forms, certificates or statements as may be required under

Applicable Law to permit the Borrower or the Servicer to make payments hereunder for the account of such Lender without deduction or withholding of United States federal income or similar Taxes. In addition, any Lender that is not a Foreign Lender and is not an "exempt recipient" within the meaning of Treasury Regulation Section 1.6049-4(c) shall deliver to the Borrower, with a copy to the Administrative Agent, one (or such other number as may from time to time be prescribed by Applicable Law) duly completed copy of Internal Revenue Service Form W-9 (or any successor forms or other certificates or statements that may be required from time to time by the relevant United States taxing authorities or Applicable Law) as will enable Borrower and Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

(e)   If, in connection with an agreement or other document providing liquidity support, credit enhancement or other similar support to any Lender in connection with this Agreement or the funding or maintenance of Advances hereunder, such Lender is required to compensate a bank or other financial institution in respect of Taxes under circumstances similar to those described in this Section 2.11, then, within 10 days after demand by each applicable Lender, the Borrower shall pay to such Lender such additional amount or amounts as may be necessary to reimburse such Lender for any amounts paid by them.

(f)   If a payment made to a Lender hereunder would be subject to United States federal withholding Tax imposed by FATCA if such Lender fails to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and Administrative Agent documentation reasonably requested by the Borrower and Administrative Agent sufficient for the Borrower and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such applicable reporting requirements.

(g)   If the Administrative Agent or any Lender determines, in its sole discretion, that it has received a refund or credit (in lieu of such refund) of any amounts as to which it has been indemnified by a Borrower or with respect to which such Borrower has paid additional amounts pursuant to this Section 2.11, it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the amounts giving rise to such refund), together with any interest paid by the relevant Governmental Authority with respect to such refund, provided that the Borrower, upon the request of the Administrative Agent or such Lender, agrees to repay as soon as reasonably practicable the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. This subsection shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns or its books or records (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person.

(h)   Without prejudice to the survival of any other agreement of the Borrower and the Servicer hereunder, the agreements and obligations of the Borrower, the Servicer, the

Administrative Agent and each Lender contained in this Section 2.11 shall survive the termination of this Agreement.

SECTION 2.12   Collateral Assignment of Agreements. The Borrower hereby collaterally assigns to the Collateral Agent, for the benefit of the Secured Parties, all of the Borrower's right and title to and interest in, to and under (but not any obligations under) the Purchase and Sale Agreement (and any UCC financing statements filed under or in connection therewith), the Loan Agreements related to each Loan Asset, all other agreements, documents and instruments evidencing, securing or guarantying any Loan Asset and all other agreements, documents and instruments related to any of the foregoing but excluding any Excluded Amounts or Retained Interest (the "Assigned Documents"). In furtherance and not in limitation of the foregoing, the Borrower hereby collaterally assigns to the Collateral Agent, for the benefit of the Secured Parties, its right to indemnification under Article IX of the Purchase and Sale Agreement. The Borrower confirms that until the Collection Date the Collateral Agent (at the direction of the Administrative Agent) on behalf of the Secured Parties shall have the sole right to enforce the Borrower's rights and remedies under the Purchase and Sale Agreement and any UCC financing statements filed under or in connection therewith for the benefit of the Secured Parties. The parties hereto agree that such collateral assignment to the Collateral Agent, for the benefit of the Secured Parties, shall terminate upon the Collection Date.

SECTION 2.13   Grant of a Security Interest. To secure the prompt, complete and indefeasible payment in full when due, whether by lapse of time, acceleration or otherwise, of the Obligations and the performance by the Borrower of all of the covenants and obligations to be performed by it pursuant to this Agreement and each other Transaction Document, whether now or hereafter existing, due or to become due, direct or indirect, or absolute or contingent, the Borrower hereby (a) collaterally assigns and pledges to the Collateral Agent, on behalf of the Secured Parties, and (b) grants a security interest to the Collateral Agent, on behalf of the Secured Parties, in all of the Borrower's right, title and interest in, to and under (but none of the obligations under) all of the Collateral Portfolio, whether now existing or hereafter arising or acquired by the Borrower, and wherever the same may be located. For the avoidance of doubt, the Collateral Portfolio shall not include any Excluded Amounts, and the Borrower does not hereby assign, pledge or grant a security interest in any such amounts. Anything herein to the contrary notwithstanding, (a) the Borrower shall remain liable under the Collateral Portfolio to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Collateral Agent, for the benefit of the Secured Parties, of any of its rights in the Collateral Portfolio shall not release the Borrower from any of its duties or obligations under the Collateral Portfolio, and (c) none of the Administrative Agent, the Collateral Agent, any Lender (nor its successors and assigns) nor any Secured Party shall have any obligations or liability under the Collateral Portfolio by reason of this Agreement, nor shall the Administrative Agent, the Collateral Agent, any Lender (nor its successors and assigns) nor any Secured Party be obligated to perform any of the obligations or duties of the Borrower thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

SECTION 2.14   Evidence of Debt. The Administrative Agent shall maintain, solely for this purpose as the agent of the Borrower, at its address referred to in Section 11.02 a copy of each assignment and acceptance agreement and participation agreement delivered to and accepted by it and a register for the recordation of the names and addresses and interests of the Lenders (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Administrative Agent and each Lender shall treat each person whose name is recorded in the Register as a Lender under this Agreement for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

SECTION 2.15   Survival of Representations and Warranties. It is understood and agreed that the representations and warranties set forth in Sections 4.01, 4.02 and 4.03 are made and are true and correct on the date of this Agreement and on each Cut-Off Date unless such representations and warranties are made as of a specific date.

SECTION 2.16   Release of Loan Assets.

(a)   The Borrower may obtain the release of (i) any Loan Asset (and the related Portfolio Assets pertaining thereto) released pursuant to a Lien Release Dividend or sold or substituted in accordance with the applicable provisions of Section 2.07 and any Portfolio Assets pertaining to such Loan Asset and (ii) any Collateral Portfolio that expires by its terms and all amounts in respect thereof have been paid in full by the related Obligor and deposited in the Collection Account. The Collateral Agent, for the benefit of the Secured Parties, shall at the sole expense of the Servicer and at the direction of the Administrative Agent, execute such documents and instruments of release as may be prepared by the Servicer on behalf of the Borrower, give notice of such release to the Collateral Custodian (in the form of Exhibit L) (unless the Collateral Custodian and Collateral Agent are the same Person) and take other such actions as shall reasonably be requested by the Borrower to effect such release of the Lien created pursuant to this Agreement. Upon receiving such notification by the Collateral Agent as described in the immediately preceding sentence, if applicable, the Collateral Custodian shall deliver the Required Loan Documents to the Borrower.

(b)   Promptly after the Collection Date has occurred, each Lender and the Administrative Agent, in accordance with their respective interests, shall release to the Borrower, for no consideration but at the sole expense of the Borrower, their respective remaining interests in the Portfolio Assets, free and clear of any Lien resulting solely from an act by the Collateral Agent, any Lender or the Administrative Agent but without any other representation or warranty, express or implied, by or recourse against any Lender or the Administrative Agent.

SECTION 2.17   Treatment of Amounts Received by the Borrower. Amounts received by the Borrower pursuant to Section 2.07 on account of Loan Assets shall be treated as payments of Principal Collections or Interest Collections, as applicable, on Loan Assets hereunder.

SECTION 2.18   Prepayment; Termination.

(a)   Except as expressly permitted or required herein, including, without limitation, any repayment necessary to cure a Borrowing Base Deficiency, Advances Outstanding may only be reduced in whole or in part at the option of the Borrower at any time by delivering a

Notice of Reduction (which notice shall include a Borrowing Base Certificate) to the Administrative Agent, the Collateral Agent and the Lenders at least three Business Days prior to such reduction. Upon any prepayment, the Borrower shall also pay in full any Breakage Fees (solely to the extent such prepayment occurs on any day other than a Payment Date) and other accrued and unpaid costs and expenses of Administrative Agent and Lenders related to such prepayment; *provided* that no reduction in Advances Outstanding shall be given effect unless (i) sufficient funds have been remitted to pay all such amounts in full, as determined by the Administrative Agent, in its sole discretion and (ii) no event has occurred, or would result from, such prepayment which would constitute an Event of Default or an Unmatured Event of Default. The Administrative Agent shall apply amounts received from the Borrower pursuant to this Section 2.18(a) to the payment of any Breakage Fees and to the *pro rata* reduction of the Advances Outstanding. Any notice relating to any repayment pursuant to this Section 2.18(a) shall be irrevocable.

(b)   The Borrower shall not have an option to terminate this Agreement and the other Transaction Documents during the Non-Call Period. After the expiration of the Non-Call Period, the Borrower may, at its option, terminate this Agreement and the other Transaction Documents upon three Business Days' prior written notice to the Administrative Agent and the Lenders and upon payment in full of all Advances Outstanding, all accrued and unpaid Yield, any Breakage Fees, all accrued and unpaid costs and expenses of the Administrative Agent and Lenders, payment of the Make-Whole Premium *pro rata* to each Lender if such prepayment occurs prior to the second anniversary of the Closing Date and payment of all other Obligations (other than unmatured contingent indemnification obligations). Any termination of this Agreement shall be subject to Section 11.05.

(c)   The Borrower hereby acknowledges and agrees that the Make-Whole Premium constitutes additional consideration for the Lenders to enter into this Agreement.

SECTION 2.19   ~~Extension of Stated Maturity Date.~~ [Reserved].

~~The Borrower shall have the option to extend the Stated Maturity Date for one year beyond September 16, 2018 by giving written notice of such extension to the Administrative Agent not later than 60 days prior to September 16, 2018.~~

SECTION 2.20   Collections and Allocations.

(a)   The Servicer shall promptly identify any collections received as being on account of Interest Collections, Principal Collections or other Available Collections and shall transfer, or cause to be transferred, all Available Collections received directly by it to the Collection Account by the close of business on the second Business Day after such Collections are received. Upon the transfer of Available Collections to the Collection Account, the Servicer shall segregate Principal Collections and Interest Collections and transfer the same to the Principal Collection Account and the Interest Collection Account, respectively. The Servicer shall further include a statement as to the amount of Principal Collections and Interest Collections on deposit in the Principal Collection Account and the Interest Collection Account on each Reporting Date in the Servicing Report delivered pursuant to Section 6.08(b).

(b)   On the Cut-Off Date with respect to any Loan Asset, the Servicer will deposit into the Collection Account all Available Collections received in respect of Eligible Loan Assets being transferred to and included as part of the Collateral Portfolio on such date.

(c)   With the prior written consent of the Administrative Agent (a copy of which will be provided by the Servicer to the Collateral Agent), the Servicer may withdraw from the Collection Account any deposits thereto constituting Excluded Amounts if the Servicer has, prior to such withdrawal and consent, delivered to the Administrative Agent and each Lender a report setting forth the calculation of such Excluded Amounts in form and substance reasonably satisfactory to the Administrative Agent.

(d)   Prior to Notice of Exclusive Control (as defined in the Control Agreement), the Servicer shall, pursuant to written instruction (which may be in the form of standing instructions), and, if the Servicer fails to do so, the Administrative Agent may cause the investment of, funds on deposit in the Controlled Accounts in Permitted Investments. Absent any such written instruction, such funds shall not be invested. A Permitted Investment acquired with funds deposited in the Collection Account shall mature not later than the Business Day immediately preceding any Payment Date, and shall not be sold or disposed of prior to its maturity. A Permitted Investment acquired with funds deposited in the Unfunded Exposure Account shall mature not later than the next Business Day succeeding the day of investment, and shall not be sold or disposed of prior to its maturity. All such Permitted Investments shall be held by the Account Bank subject to the Lien of the Collateral Agent for the benefit of the Secured Parties, and otherwise comply with assumptions of the legal opinions of Rutan & Tucker, LLP dated the Closing Date and delivered in connection with this Agreement; *provided* that compliance shall be the responsibility of the Borrower and the Servicer and not the Collateral Agent and Account Bank. All income and gain realized from any such investment, as well as any interest earned on deposits in any Controlled Account shall be distributed in accordance with the provisions of Article II hereof. The Borrower shall deposit in the Collection Account or the Unfunded Exposure Account, as the case may be (with respect to investments made hereunder of funds held therein), an amount equal to the amount of any actual loss incurred, in respect of any such investment, immediately upon realization of such loss. None of the Account Bank, the Collateral Agent, the Administrative Agent or any Lender shall be liable for the amount of any loss incurred, in respect of any investment, or lack of investment, of funds held in any Controlled Account, other than with respect to fraud or their own gross negligence or willful misconduct. The parties hereto acknowledge that the Collateral Agent or any of its Affiliates may receive compensation with respect to the Permitted Investments.

(e)   Until the Collection Date, neither the Borrower nor the Servicer shall have any rights of direction or withdrawal, with respect to amounts held in any Controlled Account, except to the extent explicitly set forth in Section 2.04.

SECTION 2.21   Additional Lenders.

The Borrower may, with the written consent of the Administrative Agent, add additional Persons as Lenders. Each additional Lender shall become a party hereto by executing and delivering to the Administrative Agent and the Borrower a Joinder Supplement and a Assignment and Acceptance.

ARTICLE III.

CONDITIONS PRECEDENT

SECTION 3.01 <u>Conditions Precedent to Effectiveness</u>.

(a)   This Agreement shall be effective upon satisfaction of the conditions precedent that:

(i)   all reasonable up-front expenses and fees (including legal fees, any fees required under any Lender Fee Letter and the U.S. Bank Fee Letter) that are invoiced at or prior to the Closing Date shall have been paid in full and all other acts and conditions (including, without limitation, the obtaining of any necessary consents and regulatory approvals and the making of any required filings, recordings or registrations) required to be done and performed and to have happened prior to the execution, delivery and performance of this Agreement and all related Transaction Documents and to constitute the same legal, valid and binding obligations, enforceable in accordance with their respective terms, shall have been done and performed and shall have happened in due and strict compliance with all Applicable Law;

(ii)   in the reasonable judgment of the Administrative Agent, there has not been any change after the date hereof in Applicable Law which adversely affects any Lender's or the Administrative Agent's ability to enter into the transactions contemplated by the Transaction Documents or any Material Adverse Effect or material disruption in the financial, banking or commercial loan or capital markets generally;

(iii)   any and all information submitted to each Lender and the Administrative Agent by the Borrower, the Transferor or the Servicer or any of their Affiliates is true, accurate, complete in all material respects and not misleading in any material respect;

(iv)   the Administrative Agent shall have received, all documentation and other information requested by the Administrative Agent in its sole discretion and/or required by regulatory authorities with respect to the Borrower, the Transferor and the Servicer under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, all in form and substance reasonably satisfactory to the Administrative Agent;

(v)   the Administrative Agent shall have received on or before the date of such effectiveness the items listed in <u>Schedule I</u> hereto, each in form and substance satisfactory to the Administrative Agent;

(vi)   no material adverse change on the business, assets, financial conditions or performance of the Servicer and its subsidiaries, including the Borrower, on a consolidated basis, or any material portion of the initial proposed Eligible Loan Assets has occurred;

(vii)   the results of Administrative Agent's financial, legal, tax and accounting due diligence relating to the Transferor, the Borrower, the Servicer, the Eligible Loan Assets and the transactions contemplated hereunder are satisfactory to Administrative Agent; and

(viii)   each applicable Lender that has requested a Variable Funding Note shall have received a duly executed Variable Funding Note, in a principal amount equal to the Commitment of such Lender.

(b)   By its execution and delivery of this Agreement, each of the Borrower and the Servicer hereby certifies that each of the conditions precedent to the effectiveness of this Agreement set forth in this Section 3.01 have been satisfied; *provided* that with respect to conditions precedent that expressly require the consent or approval of the Administrative Agent or another party (other than the Borrower or the Servicer), the foregoing certification is only to the knowledge of the Borrower and the Servicer, as applicable, with respect to such consents or approvals.

SECTION 3.02   Conditions Precedent to All Advances. Each Advance (including the Initial Advance, except as explicitly set forth below) to the Borrower from the Lenders shall be subject to the further conditions precedent that:

(a)   On the Advance Date of such Advance, the following statements shall be true and correct, and the Borrower by accepting any amount of such Advance shall be deemed to have certified that:

(i)   the Servicer (on behalf of the Borrower) shall have delivered to the Administrative Agent and each Lender (with a copy to the Collateral Agent), with respect to LIBOR Advances no later than 1:00 p.m. on the date that is three Business Days prior to the related Advance Date and with respect to Base Rate Advances no later than 11:00 a.m. on the related Advance Date: (A) a Notice of Borrowing, (B) a Borrowing Base Certificate, (C) a Loan Asset Schedule and (D) except with respect to an Advance under Section 2.02(f), a Loan Assignment in the form of Exhibit A to the Purchase and Sale Agreement (including Schedule I thereto) and containing such additional information as may be reasonably requested by the Administrative Agent; in addition, the Notice of Borrowing for the Initial Advance shall not be delivered prior to the first Business Day after the Closing Date;

(ii)   except with respect to an Advance under Section 2.02(f), the Borrower shall have delivered to the Collateral Custodian (with a copy to the Administrative Agent), no later than 1:00 p.m. one Business Day prior to the related Advance Date, a faxed or e-mailed copy of the duly executed original promissory notes of the Loan Assets (and, in the case of any Noteless Loan Asset, a fully executed assignment agreement); *provided* that, notwithstanding the foregoing, the Borrower shall cause the Loan Asset Checklist and the Required Loan Documents to be in the possession of the Collateral Custodian within five Business Days of any related Advance Date as to any Loan Assets;

(iii) the representations and warranties contained in Sections 4.01, 4.02 and 4.03 are true and correct in all respects, and (except with respect to an Advance required by Section 2.02(f)) there exists no breach of any covenant contained in Sections 5.01, 5.02, 5.03 and 5.04 before and after giving effect to the Advance to take place on such Advance Date and to the application of proceeds therefrom, on and as of such day as though made on and as of such date (other than any representation and warranty that is made as of a specific date);

(iv) on and as of such Advance Date, after giving effect to such Advance and the addition to the Collateral Portfolio of the Eligible Loan Assets being acquired by the Borrower using the proceeds of such Advance (except with respect to an Advance required by Section 2.02(f)), the Advances Outstanding does not exceed the Borrowing Base;

(v) no Event of Default has occurred, or would result from such Advance, and no Unmatured Event of Default or Borrowing Base Deficiency exists or would result from such Advance;

(vi) no event has occurred and is continuing, or would result from such Advance, which constitutes a Servicer Termination Event or any event which, if it continues uncured, will, with notice or lapse of time, constitute a Servicer Termination Event;

(vii) since the Closing Date, no material adverse change has occurred in the ability of the Servicer, Transferor or the Borrower to perform its obligations under any Transaction Document;

(viii) no Liens exist in respect of Taxes which are prior to the lien of the Collateral Agent on the Eligible Loan Assets to be Pledged on such Advance Date; and

(ix) all terms and conditions of the Purchase and Sale Agreement required to be satisfied in connection with the assignment of each Eligible Loan Asset being Pledged hereunder on such Advance Date (and the Portfolio Assets related thereto), including, without limitation, the perfection of the Borrower's interests therein, shall have been satisfied in full, and all filings (including, without limitation, UCC filings) required to be made by any Person and all actions required to be taken or performed by any Person in any jurisdiction to give the Collateral Agent, for the benefit of the Secured Parties, a first priority perfected security interest (subject only to Permitted Liens) in such Eligible Loan Assets and the Portfolio Assets related thereto and the proceeds thereof shall have been made, taken or performed.

(b) The Administrative Agent shall have approved as of the applicable Cut-Off Date in its sole and absolute discretion each of the Eligible Loan Assets identified in the applicable Loan Asset Schedule for inclusion in the Collateral Portfolio; *provided* that:

(i) the Administrative Agent may approve or reject a Loan Asset for any reason or for no reason;

(ii)   the Administrative Agent shall have up to fifteen (15) Business Days to approve or reject a Loan Asset (such period, which may be extended by express mutual agreement of the Administrative Agent and the Servicer, the "Underwriting Period"), commencing on the date on which the Servicer has delivered to the Administrative Agent a written request proposing that such Loan Asset be so acquired, in substantially the form attached hereto as Exhibit Q (each, an "Underwriting Request"), which shall be accompanied by the information and other documentation referenced in the Underwriting Request (to the extent reasonably available to the Servicer) and any other information reasonably requested by the Administrative Agent (to the extent reasonably available to the Servicer) in respect of the Loan Asset proposed to be acquired by the Borrower (with such information and documentation to be in form and substance reasonably acceptable to the Administrative Agent); *provided* that (A) in the event that the Administrative Agent shall not have delivered an Approval Notice either approving or rejecting the acquisition of any such Loan Asset by the Borrower by the end of the Underwriting Period, such Loan Asset shall be deemed to have been rejected by the Administrative Agent in its sole discretion, without prejudice, and (B) any Business Day occurring during the period beginning on or after the date the Administrative Agent notifies the Servicer in writing of a reasonable request for additional information and/or documentation with respect to such Loan Asset and ending on the date the Administrative Agent notifies the Servicer in writing that such requested additional information and/or documentation has been received to its satisfaction shall be disregarded for purposes of calculating Business Days constituting the Underwriting Period. Any express mutual agreement extending the Underwriting Period and/or any notice from the Administrative Agent referenced in clause (B) of the proviso in the foregoing clause (ii) shall be effective if communicated via email.

(c)   No Applicable Law shall prohibit, and no order, judgment or decree of any federal, state or local court or governmental body, agency or instrumentality shall prohibit or enjoin, the making of such Advances by any Lender or the proposed Pledge of Eligible Loan Assets in accordance with the provisions hereof.

(d)   Except with respect to an Advance required by Section 2.02(f), the proposed Advance Date shall take place during the Reinvestment Period and the Facility Maturity Date has not yet occurred.

(e)   The Borrower shall have paid all fees then required to be paid, including all fees required hereunder and under the applicable Lender Fee Letters and the U.S. Bank Fee Letter and shall have reimbursed the Lenders, the Administrative Agent, each Lender, the Collateral Custodian, the Account Bank and the Collateral Agent for all fees, costs and expenses of closing the transactions contemplated hereunder and under the other Transaction Documents, including the reasonable attorney fees and any other legal and document preparation costs incurred by the Lenders, the Administrative Agent and each Lender.

The failure of the Borrower to satisfy any of the foregoing conditions precedent in respect of any Advance shall give rise to a right of the Administrative Agent and the applicable Lender, which right may be exercised at any time on the demand of the applicable Lender, to rescind the related Advance and direct the Borrower to pay to the applicable Lender an amount equal to the Advances made during any such time that any of the foregoing conditions precedent were not satisfied.

SECTION 3.03   Advances Do Not Constitute a Waiver. No Advance made hereunder shall constitute a waiver of any condition to any Lender's obligation to make such an advance unless such waiver is in writing and executed by such Lender.

SECTION 3.04   Conditions to Pledges of Loan Assets. Each Pledge of an additional Eligible Loan Asset pursuant to Section 2.06, a Substitute Eligible Loan Asset pursuant to Section 2.07(a) or (c) or any other Pledge of a Loan Asset hereunder shall be subject to the further conditions precedent that (as certified to the Collateral Agent by the Borrower):

(a)   the Servicer (on behalf of the Borrower) shall have delivered to the Administrative Agent and each Lender (with a copy to the Collateral Agent) no later than 5:00 p.m. on the date that is one Business Day prior to the related Cut-Off Date: (A) a Borrowing Base Certificate, (B) a Loan Asset Schedule and (C) a Loan Assignment in the form of Exhibit A to the Purchase and Sale Agreement (including Schedule I thereto) and containing such additional information as may be reasonably requested by the Administrative Agent;

(b)   the Borrower shall have delivered to the Collateral Custodian (with a copy to the Administrative Agent), no later than 2:00 p.m. one Business Day prior to the related Cut-Off Date, a faxed or e-mailed copy of the duly executed original promissory notes of the Loan Assets (and, in the case of any Noteless Loan Asset, a fully executed assignment agreement); *provided* that, notwithstanding the foregoing, the Borrower shall cause the Loan Asset Checklist and the Required Loan Documents to be in the possession of the Collateral Custodian within five Business Days of any related Cut-Off Date as to any Loan Assets;

(c)   no Liens exist in respect of Taxes which are prior to the lien of the Collateral Agent on the Eligible Loan Assets to be Pledged on such Cut-Off Date;

(d)   all terms and conditions of the Purchase and Sale Agreement required to be satisfied in connection with the assignment of each Eligible Loan Asset being Pledged hereunder on such Cut-Off Date (and the Portfolio Assets related thereto), including, without limitation, the perfection of the Borrower's interests therein, shall have been satisfied in full, and all filings (including, without limitation, UCC filings) required to be made by any Person and all actions required to be taken or performed by any Person in any jurisdiction to give the Collateral Agent, for the benefit of the Secured Parties, a first priority perfected security interest (subject only to Permitted Liens) in such Eligible Loan Assets and the Portfolio Assets related thereto and the proceeds thereof shall have been made, taken or performed;

(e)   the Administrative Agent shall have approved in its sole and absolute discretion each of the Eligible Loan Assets identified in the applicable Loan Asset Schedule for inclusion in the Collateral Portfolio on the applicable Cut-Off Date;

(f)   no Event of Default has occurred, or would result from such Pledge, and no Unmatured Event of Default exists, or would result from such Pledge (other than, with respect to any Pledge of an Eligible Loan Asset necessary to cure a Borrowing Base Deficiency in accordance with Section 2.06, an Unmatured Event of Default arising solely pursuant to such Borrowing Base Deficiency); and

(g)   the representations and warranties contained in Sections 4.01, 4.02 and 4.03 are true and correct in all respects, and there exists no breach of any covenant contained in Sections 5.01, 5.02, 5.03 and 5.04 before and after giving effect to the Pledge to take place on such Cut-Off Date, on and as of such day as though made on and as of such date (other than any representation and warranty that is made as of a specific date).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

SECTION 4.01   Representations and Warranties of the Borrower. The Borrower hereby represents and warrants, as of the Closing Date, as of each applicable Cut-Off Date, as of each applicable Advance Date, as of each Reporting Date and as of each other date provided under this Agreement or the other Transaction Documents on which such representations and warranties are required to be (or deemed to be) made (unless a specific date is specified below):

(a)   Organization, Good Standing and Due Qualification. The Borrower is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and has the power and all licenses necessary to own its assets and to transact the business in which it is engaged and is duly qualified and in good standing under the laws of each jurisdiction where the transaction of such business or its ownership of the Loan Assets and the Collateral Portfolio requires such qualification.

(b)   Power and Authority; Due Authorization; Execution and Delivery. The Borrower has the necessary power, authority and legal right to make, deliver and perform this Agreement and each of the Transaction Documents to which it is a party and all of the transactions contemplated hereby and thereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and each of the Transaction Documents to which it is a party, and to grant to the Collateral Agent, for the benefit of the Secured Parties, a first priority perfected security interest in the Collateral Portfolio on the terms and conditions of this Agreement, subject only to Permitted Liens.

(c)   Binding Obligation. This Agreement and each of the Transaction Documents to which the Borrower is a party constitutes the legal, valid and binding obligation of the Borrower, enforceable against it in accordance with their respective terms, except as the enforceability hereof and thereof may be limited by Bankruptcy Laws and by general principles of equity (whether such enforceability is considered in a proceeding in equity or at law).

(d)   All Consents Required. No consent of any other party and no consent, license, approval or authorization of, or registration or declaration with, any Governmental Authority, bureau or agency is required in connection with the execution, delivery or performance by the Borrower of this Agreement or any Transaction Document to which it is a party or the validity or enforceability of this Agreement or any such Transaction Document or the Loan Assets or the transfer of an ownership interest or security interest in such Loan Assets, other than such as have been met or obtained and are in full force and effect.

(e) <u>No Violation</u>. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and all other agreements and instruments executed and delivered or to be executed and delivered pursuant hereto or thereto in connection with the Pledge of the Collateral Portfolio will not (i) create any Lien on the Collateral Portfolio other than Permitted Liens or (ii) violate any Applicable Law or the certificate of formation or limited liability company agreement of the Borrower or (iii) violate any contract or other agreement to which the Borrower is a party or by which the Borrower or any property or assets of the Borrower may be bound.

(f) <u>No Proceedings</u>. There is no litigation or administrative proceeding or investigation pending or, to the knowledge of the Borrower, threatened against the Borrower or any properties of the Borrower, before any Governmental Authority (i) asserting the invalidity of this Agreement or any other Transaction Document to which the Borrower is a party, (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document to which the Borrower is a party or (iii) seeking any determination or ruling that could reasonably be expected to have a Material Adverse Effect.

(g) <u>Origination of Loan Assets</u>. The Loan Assets to be Pledged pursuant to this Agreement were originated pursuant to and in accordance with the Investment Policies.

(h) <u>Bulk Sales</u>. The grant of the security interest in the Collateral Portfolio by the Borrower to the Collateral Agent, for the benefit of the Secured Parties, pursuant to this Agreement, is in the ordinary course of business for the Borrower and is not subject to the bulk transfer or any similar statutory provisions in effect in any applicable jurisdiction.

(i) <u>Pledge of Collateral Portfolio</u>. Except as otherwise expressly permitted by the terms of this Agreement, no item of Collateral Portfolio has been sold, transferred, assigned or pledged by the Borrower to any Person, other than as contemplated by <u>Article II</u> and the Pledge of such Collateral Portfolio to the Collateral Agent, for the benefit of the Secured Parties, pursuant to the terms of this Agreement.

(j) <u>Indebtedness</u>. The Borrower has no Indebtedness or other indebtedness, secured or unsecured, direct or contingent (including guaranteeing any obligation), other than (i) Indebtedness incurred under the terms of the Transaction Documents and (ii) Indebtedness incurred pursuant to certain ordinary business expenses arising pursuant to the transactions contemplated by this Agreement and the other Transaction Documents.

(k) <u>Sole Purpose</u>. The Borrower has been formed solely for the purpose of engaging in transactions of the types contemplated by this Agreement, and has not engaged in any business activity other than the negotiation, execution and to the extent applicable, performance of this Agreement and the transactions contemplated by the Transaction Documents.

(l)   No Injunctions. No injunction, writ, restraining order or other order of any nature adversely affects the Borrower's performance of its obligations under this Agreement or any Transaction Document to which the Borrower is a party.

(m)   Taxes. The Borrower has filed or caused to be filed (on a consolidated basis or otherwise) on a timely basis all tax returns (including, without limitation, all foreign, federal, state, local and other tax returns) required to be filed by it (subject to any extensions to file properly obtained by the same) and is not liable for Taxes payable by any other Person. The Borrower has paid or made adequate provisions for the payment of all Taxes, assessments and other governmental charges made against it or any of its property except for those Taxes being contested in good faith by appropriate proceedings and in respect of which it has established proper reserves in accordance with GAAP on its books. No Tax lien or similar adverse claim has been filed, and no claim is being asserted, with respect to any such Tax, assessment or other governmental charge. Any Taxes, fees and other governmental charges due and payable by the Borrower, as applicable, in connection with the execution and delivery of this Agreement and the other Transaction Documents and the transactions contemplated hereby or thereby have been paid or shall have been paid if and when due.

(n)   Location. The Borrower's location (within the meaning of Article 9 of the UCC) is Delaware. The chief executive office of the Borrower (and the location of the Borrower's records regarding the Collateral Portfolio (other than those delivered to the Collateral Custodian)) is located at the address set forth in Section 11.02 of this Agreement (or at such other address as shall be designated by such party in a written notice to the other parties hereto).

(o)   Tradenames. Except as permitted hereunder, the Borrower's legal name is as set forth in this Agreement. Except as permitted hereunder, the Borrower has not changed its name since its formation; does not have tradenames, fictitious names, assumed names or "doing business as" names; the Borrower's only jurisdiction of formation is Delaware, and, except as permitted hereunder, the Borrower has not changed its jurisdiction of formation.

(p)   Solvency. The Borrower is not the subject of any Bankruptcy Proceedings or Bankruptcy Event. The Borrower is Solvent, and the transactions under this Agreement and any other Transaction Document to which the Borrower is a party do not and will not render the Borrower not Solvent. The Borrower is paying its debts as they become due (subject to any applicable grace period); and the Borrower, after giving effect to the transactions contemplated hereby, will have adequate capital to conduct its business.

(q)   No Subsidiaries. The Borrower has no Subsidiaries.

(r)   Value Given. The Borrower has given fair consideration and reasonably equivalent value to the Transferor in exchange for the purchase of the Loan Assets (or any number of them) from the Transferor pursuant to the Purchase and Sale Agreement. No such transfer has been made for or on account of an antecedent debt owed by the Borrower to the Transferor and no such transfer is or may be voidable or subject to avoidance under any section of the Bankruptcy Code.

(s) <u>Reports Accurate</u>. All Servicer's Certificates, Servicing Reports, Notices of Borrowing, Borrowing Base Certificates and other written or electronic information, exhibits, financial statements, documents, books, records or reports furnished by the Borrower (or the Servicer on its behalf) to the Administrative Agent, the Collateral Agent, the Lenders or the Collateral Custodian in connection with this Agreement are, as of their date, accurate, true and correct and no such document or certificate omits to state a material fact or any fact necessary to make the statements contained therein not misleading; *provided* that, solely with respect to written or electronic information furnished by the Servicer which was provided to the Servicer from an Obligor with respect to a Loan Asset, such information need only be accurate, true and correct to the knowledge of the Borrower; *provided, further,* that the foregoing proviso shall not apply to any information presented in a Servicer's Certificate, Servicing Report, Notice of Borrowing or Borrowing Base Certificate.

(t) <u>Exchange Act Compliance; Regulations T, U and X</u>. None of the transactions contemplated herein or in the other Transaction Documents (including, without limitation, the use of proceeds from the sale of the Collateral Portfolio) will violate or result in a violation of Section 7 of the Exchange Act, or any regulations issued pursuant thereto, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II. The Borrower does not own or intend to carry or purchase, and no proceeds from the Advances will be used to carry or purchase, any "margin stock" within the meaning of Regulation U or to extend "purpose credit" within the meaning of Regulation U.

(u) <u>No Adverse Agreements</u>. There are no agreements in effect adversely affecting the rights of the Borrower to make, or cause to be made, the grant of the security interest in the Collateral Portfolio contemplated by <u>Section 2.13</u>.

(v) <u>Event of Default/Unmatured Event of Default</u>. No event has occurred which constitutes an Event of Default, and no event has occurred and is continuing which constitutes an Unmatured Event of Default (other than any Event of Default or Unmatured Event of Default which has previously been disclosed to the Administrative Agent as such).

(w) <u>Servicing Standard</u>. Each of the Loan Assets was underwritten or acquired and is being serviced in conformance with the standard underwriting, credit, collection, operating and reporting procedures and systems of the Servicer or the Transferor.

(x) <u>ERISA</u>. The present value of all benefits vested under each "employee pension benefit plan", as such term is defined in Section 3(2) of ERISA, other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Borrower or any ERISA Affiliate of the Borrower, or to which the Borrower or any ERISA Affiliate of the Borrower contributes or has an obligation to contribute, or has any liability (each, a "<u>Pension Plan</u>"), does not exceed the value of the assets of the Pension Plan allocable to such vested benefits (based on the value of such assets as of the last annual valuation date) determined in accordance with the assumptions used for funding such Pension Plan pursuant to Sections 412 and 430 of the Code. No prohibited transactions, failure to meet the minimum funding standard set forth in Section 302(a) of ERISA and Section 412(a) of the Code (with respect to any Pension Plan other than a Multiemployer Plan), withdrawals or reportable events have occurred with respect to any Pension Plan that, in the aggregate, could subject the Borrower to any material tax, penalty or other liability. No notice of intent to terminate a Pension Plan has been filed, nor has any Pension Plan been terminated under Section 4041(f) of ERISA, nor has the Pension Benefit Guaranty Corporation instituted proceedings to terminate, or appoint a trustee to administer a Pension Plan and no event has occurred or condition exists that might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan.

(y)   Allocation of Charges. There is not any agreement or understanding between the Servicer and the Borrower (other than as expressly set forth herein or as consented to by the Administrative Agent), providing for the allocation or sharing of obligations to make payments or otherwise in respect of any taxes, fees, assessments or other governmental charges; *provided* that it is understood and acknowledged that the Borrower will be consolidated with the Servicer for tax purposes.

(z)   Broker-Dealer. The Borrower is not a broker-dealer or subject to the Securities Investor Protection Act of 1970, as amended.

(aa)   Instructions to Obligors. The Collection Account is the only account to which Obligors have been instructed by the Borrower, or the Servicer on the Borrower's behalf, to send Principal Collections and Interest Collections on the Collateral Portfolio. The Borrower has not granted any Person other than the Collateral Agent, on behalf of the Secured Parties, an interest in the Collection Account.

(bb)   Purchase and Sale Agreement. The Purchase and Sale Agreement and the Loan Assignment contemplated therein are the only agreements pursuant to which the Borrower acquires the Collateral Portfolio.

(cc)   Investment Company Act. The Borrower is not required to register as an "investment company" under the provisions of the 1940 Act.

(dd)   Compliance with Law. The Borrower has complied in all respects with all Applicable Law to which it may be subject, and no item of the Collateral Portfolio contravenes any Applicable Law (including, without limitation, all applicable predatory and abusive lending laws, laws, rules and regulations relating to licensing, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy).

(ee)   Collections. The Borrower acknowledges that all Available Collections received by it or its Affiliates with respect to the Collateral Portfolio Pledged hereunder are held and shall be held in trust for the benefit of the Collateral Agent, on behalf of the Secured Parties until deposited into the Collection Account within two Business Days after receipt as required herein.

65

(ff)   Set-Off, etc. No Loan Asset has been compromised, adjusted, extended, satisfied, subordinated, rescinded, set-off or modified by the Borrower, the Transferor or the Obligor thereof, and no Loan Asset in the Collateral Portfolio is subject to compromise, adjustment, extension, satisfaction, subordination, rescission, set-off, counterclaim, defense, abatement, suspension, deferment, deduction, reduction, termination or modification, whether arising out of transactions concerning the Collateral Portfolio or otherwise, by the Borrower, the Transferor or the Obligor with respect thereto, except, in each case, for amendments, extensions and modifications, if any, to such Collateral Portfolio otherwise permitted pursuant to Section 6.04(a) of this Agreement and in accordance with the Servicing Standard.

(gg)   Full Payment. As of the applicable Cut-Off Date thereof, the Borrower has no knowledge of any fact which should lead it to expect that any Loan Asset will not be paid in full.

(hh)   Environmental. With respect to each item of Underlying Collateral as of the applicable Cut-Off Date for the Loan Asset related to such Underlying Collateral, to the actual knowledge of a Responsible Officer of the Borrower: (a) the related Obligor's operations comply in all respects with all applicable Environmental Laws; (b) none of the related Obligor's operations is the subject of a federal or state investigation evaluating whether any remedial action, involving expenditures, is needed to respond to a release of any Hazardous Materials into the environment; and (c) the related Obligor does not have any material contingent liability in connection with any release of any Hazardous Materials into the environment. As of the applicable Cut-Off Date for the Loan Asset related to such Underlying Collateral, none of the Borrower, the Transferor nor the Servicer has received any written or verbal notice of, or inquiry from any Governmental Authority regarding, any violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Underlying Collateral, nor does any such Person have knowledge or reason to believe that any such notice will be received or is being threatened.

(ii)   USA PATRIOT Act. Neither the Borrower nor any Affiliate of the Borrower is (i) a country, territory, organization, person or entity named on an Office of Foreign Asset Control (OFAC) list; (ii) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a "Non-Cooperative Jurisdiction" by the Financial Action Task Force on Money Laundering, or whose subscription funds are transferred from or through such a jurisdiction; (iii) a "Foreign Shell Bank" within the meaning of the USA PATRIOT Act, *i.e.*, a foreign bank that does not have a physical presence in any country and that is not affiliated with a bank that has a physical presence and an acceptable level of regulation and supervision; or (iv) a person or entity that resides in or is organized under the laws of a jurisdiction designated by the United States Secretary of the Treasury under Sections 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns.

(jj)   Confirmation from Transferor. The Borrower has received in writing from the Transferor confirmation that the Transferor will not cause the Borrower to file a voluntary bankruptcy petition under the Bankruptcy Code.

(kk)   Accuracy of Representations and Warranties. Each representation or warranty by the Borrower contained herein or in any certificate or other document furnished by the Borrower pursuant hereto or in connection herewith is true and correct in all respects.

(ll)   Reaffirmation of Representations and Warranties. On each day that any Advance is made hereunder, the Borrower shall be deemed to have certified that all representations and warranties described in Section 4.01 and Section 4.02 are correct on and as of such day as though made on and as of such day, except for any such representations or warranties which are made as of a specific date.

(mm)   Security Interest.

(i)   This Agreement creates a valid and continuing security interest (as defined in the applicable UCC) in the Collateral Portfolio in favor of the Collateral Agent, on behalf of the Secured Parties, which security interest is prior to all other Liens (except for Permitted Liens), and is enforceable as such against creditors of and purchasers from the Borrower;

(ii)   the Collateral Portfolio is comprised of "instruments", "security entitlements", "general intangibles" (including "payment intangibles"), "tangible chattel paper", "accounts", "certificated securities", "uncertificated securities", "securities accounts", "deposit accounts", "supporting obligations" or "insurance" (each as defined in the applicable UCC), real property and/or such other category of collateral under the applicable UCC as to which the Borrower has complied with its obligations under this Section 4.01(mm);

(iii)   with respect to Collateral Portfolio that constitute "security entitlements":

a.   all of such security entitlements have been credited to one of the Controlled Accounts and the securities intermediary for each Controlled Account has agreed to treat all assets credited to such Controlled Account as "financial assets" within the meaning of the applicable UCC;

b.   the Borrower has taken all steps necessary to cause the securities intermediary to identify in its records the Borrower, subject to the lien of the Collateral Agent, for the benefit of the Secured Parties, as the Person having a security entitlement against the securities intermediary in each of the Controlled Accounts; and

c.   the Controlled Accounts are not in the name of any Person other than the Borrower, subject to the lien of the Collateral Agent, for the benefit of the Secured Parties. The securities intermediary of any Controlled Account which is a "securities account" under the UCC has agreed to comply with the entitlement orders and instructions of the Borrower, the Servicer and the Collateral Agent (acting at the direction of the Administrative Agent) in accordance with the Transaction

Documents, including causing cash to be invested in Permitted Investments; *provided* that, upon the delivery of a Notice of Exclusive Control (as defined in the Control Agreement) by the Collateral Agent (acting at the direction of the Administrative Agent), the securities intermediary has agreed to only follow the entitlement orders and instructions of the Collateral Agent, on behalf of the Secured Parties, including with respect to the investment of cash in Permitted Investments.

(iv)   all Controlled Accounts constitute "securities accounts" or "deposit accounts" as defined in the applicable UCC;

(v)   with respect to any Controlled Account which constitutes a "deposit account" as defined in the applicable UCC, the Borrower, the Account Bank and the Collateral Agent, on behalf of the Secured Parties, have entered into an account control agreement which permits the Collateral Agent on behalf of the Secured Parties to direct disposition of the funds in such deposit account;

(vi)   the Borrower owns and has good and marketable title to (or with respect to assets securing any Loan Assets, a valid security interest in) the Collateral Portfolio free and clear of any Lien (other than Permitted Liens) of any Person;

(vii)   the Borrower has received all consents and approvals required by the terms of any Loan Asset to the granting of a security interest in the Loan Assets hereunder to the Collateral Agent, on behalf of the Secured Parties;

(viii)   the Borrower has caused the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under Applicable Law in order to perfect the security interest in the Collateral Portfolio and that portion of the Loan Assets in which a security interest may be perfected by filing granted to the Collateral Agent, on behalf of the Secured Parties, under this Agreement; *provided* that filings in respect of real property shall not be required;

(ix)   other than as expressly permitted by the terms of this Agreement and the security interest granted to the Collateral Agent, on behalf of the Secured Parties, pursuant to this Agreement, the Borrower has not pledged, assigned, sold, granted a security interest in or otherwise conveyed any of the Collateral Portfolio. The Borrower has not authorized the filing of and is not aware of any financing statements against the Borrower that include a description of collateral covering the Collateral Portfolio other than any financing statement (A) relating to the security interests granted to the Borrower under the Purchase and Sale Agreement, or (B) that has been terminated and/or fully and validly assigned to the Collateral Agent on or prior to the date hereof. The Borrower is not aware of the filing of any judgment or Tax lien filings against the Borrower;

(x)   all original executed copies of each underlying promissory note or copies of each Loan Asset Register, as applicable, that constitute or evidence each Loan Asset have been, or subject to the delivery requirements contained herein, will be delivered to the Collateral Custodian;

(xi)   other than in the case of Noteless Loan Assets, the Borrower has received, or subject to the delivery requirements contained herein will receive, a written acknowledgment from the Collateral Custodian that the Collateral Custodian, as the bailee of the Collateral Agent, is holding the underlying promissory notes that constitute or evidence the Loan Assets solely on behalf of and for the Collateral Agent, for the benefit of the Secured Parties;

(xii)   none of the underlying promissory notes, or Loan Asset Registers, as applicable, that constitute or evidence the Loan Assets has any marks or notations indicating that they have been pledged, assigned or otherwise conveyed to any Person other than the Collateral Agent, on behalf of the Secured Parties;

(xiii)   with respect to any Collateral Portfolio that constitutes a "certificated security," such certificated security has been delivered to the Collateral Custodian, on behalf of the Secured Parties and, if in registered form, has been specially Indorsed in blank by an effective Indorsement or has been registered in the name of the Collateral Agent, for the benefit of the Secured Parties, upon original issue or registration of transfer by the Borrower of such certificated security; and

(xiv)   with respect to any Collateral Portfolio that constitutes an "uncertificated security", that the Borrower shall cause the issuer of such uncertificated security to register the Collateral Agent, on behalf of the Secured Parties, as the registered owner of such uncertificated security.

SECTION 4.02   Representations and Warranties of the Borrower Relating to the Agreement and the Collateral Portfolio. The Borrower hereby represents and warrants, as of the Closing Date, as of each applicable Cut-Off Date, as of each applicable Advance Date, as of each Reporting Date and any date which Loan Assets are Pledged hereunder and as of each other date provided under this Agreement or the other Transaction Documents on which such representations and warranties are required to be (or deemed to be) made:

(a)   Valid Transfer and Security Interest. This Agreement constitutes a grant of a security interest in all of the Collateral Portfolio to the Collateral Agent, for the benefit of the Secured Parties, which upon the delivery of the Required Loan Documents to the Collateral Custodian, the crediting of Loan Assets to the Controlled Accounts and the filing of the financing statements, shall be a valid and first priority perfected security interest in the Loan Assets forming a part of the Collateral Portfolio and in that portion of the Loan Assets in which a security interest may be perfected by filing subject only to Permitted Liens. Neither the Borrower nor any Person claiming through or under Borrower shall have any claim to or interest in the Controlled Accounts and, if this Agreement constitutes the grant of a security interest in such property, except for the interest of the Borrower in such property as a debtor for purposes of the UCC.

(b)   Eligibility of Collateral Portfolio. (i) The Loan Asset Schedule and the information contained in each Notice of Borrowing, is an accurate and complete listing of all the Loan Assets contained in the Collateral Portfolio as of the related Cut-Off Date and the information contained therein with respect to the identity of such item of Collateral Portfolio and the amounts owing thereunder is true and correct as of the related Cut-Off Date, (ii) each Loan Asset designated on any Borrowing Base Certificate as an Eligible Loan Asset and each Loan Asset included as an Eligible Loan Asset in any calculation of Borrowing Base or Borrowing Base Deficiency is an Eligible Loan Asset and (iii) with respect to each item of Collateral Portfolio, all consents, licenses, approvals or authorizations of or registrations or declarations of any Governmental Authority or any Person required to be obtained, effected or given by the Borrower in connection with the transfer of a security interest in each item of Collateral Portfolio to the Collateral Agent, for the benefit of the Secured Parties, have been duly obtained, effected or given and are in full force and effect. For the avoidance of doubt, any inaccurate representation that a Loan Asset is an Eligible Loan Asset hereunder or under the Purchase and Sale Agreement shall not constitute an Event of Default if the Borrower complies with Section 2.07(c) hereunder and the Transferor complies with Section 6.1 of the Purchase and Sale Agreement

(c) No Fraud . Each Loan Asset was originated or acquired without any fraud or misrepresentation by the Transferor or, to the best of the Borrower's knowledge, on the part of the Obligor.

SECTION 4.03   Representations and Warranties of the Servicer . The Servicer hereby represents and warrants, as of the Closing Date, as of each applicable Cut-Off Date, as of each applicable Advance Date, as of each Reporting Date and as of each other date provided under this Agreement or the other Transaction Documents on which such representations and warranties are required to be (or deemed to be) made (unless a specific date is specified below):

(a) Organization and Good Standing. The Servicer has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Delaware (except as such jurisdiction is changed as permitted hereunder), with all requisite corporate power and authority necessary to own or lease its properties and to conduct its business as such business is presently conducted and to enter into and perform its obligations pursuant to this Agreement.

(b)   Due Qualification . The Servicer is duly qualified to do business as a corporation and is in good standing as a corporation, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of its property and or the conduct of its business requires such qualification, licenses or approvals.

(c)   Power and Authority; Due Authorization; Execution and Delivery . The Servicer (i) has all necessary power, authority and legal right to (a) execute and deliver this Agreement and the other Transaction Documents to which it is a party, (b) carry out the terms of the Transaction Documents to which it is a party, and (ii) has duly authorized by all necessary corporate action the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party. This Agreement and each other Transaction Document to which the Servicer is a party have been duly executed and delivered by the Servicer.

(d) Binding Obligation. This Agreement and each other Transaction Document to which the Servicer is a party constitutes a legal, valid and binding obligation of the Servicer enforceable against the Servicer in accordance with its respective terms, except as such enforceability may be limited by Bankruptcy Laws and general principles of equity (whether considered in a suit at law or in equity).

(e)   No Violation. The consummation of the transactions contemplated by this Agreement and the other Transaction Documents to which it is a party and the fulfillment of the terms hereof and thereof will not (i) conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under, the Servicer's articles of incorporation or by-laws or any contractual obligation of the Servicer, (ii) result in the creation or imposition of any Lien upon any of the Servicer's properties pursuant to the terms of any such contractual obligation, other than this Agreement, or (iii) violate any Applicable Law.

(f)   No Proceedings. There is no litigation, proceeding or investigation pending or, to the knowledge of the Servicer, threatened against the Servicer, before any Governmental Authority (i) asserting the invalidity of this Agreement or any other Transaction Document to which the Servicer is a party, (ii) seeking to prevent the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document to which the Servicer is a party or (iii) seeking any determination or ruling that could reasonably be expected to have a Material Adverse Effect.

(g)   All Consents Required. All approvals, authorizations, consents, orders, licenses or other actions of any Person or of any Governmental Authority (if any) required for the due execution, delivery and performance by the Servicer of this Agreement and any other Transaction Document to which the Servicer is a party have been obtained.

(h)   Reports Accurate. No Borrowing Base Certificate, information, exhibit, financial statement, document, book, record or report furnished by the Servicer to the Administrative Agent, the Collateral Agent, the Lenders or the Collateral Custodian in connection with this Agreement is inaccurate in any respect as of the date it is dated, and no such document contains any material misstatement of fact or omits to state a material fact or any fact necessary to make the statements contained therein not misleading; *provided* that, solely with respect to written or electronic information furnished by the Servicer which was provided to the Servicer from an Obligor with respect to a Loan Asset, such information need only be accurate, true and correct to the knowledge of the Servicer; *provided, further,* that the foregoing proviso shall not apply to any information presented in a Servicer's Certificate, Servicing Report, Notice of Borrowing or Borrowing Base Certificate.

(i)   Servicing Standard. The Servicer has complied in all respects with the Servicing Standard with regard to the servicing of the Loan Assets.

(j)   Collections. The Servicer acknowledges that all Available Collections received by it or its Affiliates with respect to the Collateral Portfolio transferred or Pledged hereunder are held and shall be held in trust for the benefit of the Secured Parties until deposited into the Collection Account within two Business Days from receipt as required herein.

71

(k)   Bulk Sales. The execution, delivery and performance of this Agreement do not require compliance with any "bulk sales" act or similar law by the Servicer.

(l)   Solvency. The Servicer is not the subject of any Bankruptcy Proceedings or Bankruptcy Event. The transactions under this Agreement and any other Transaction Document to which the Servicer is a party do not and will not render the Servicer not Solvent.

(m)   Taxes. The Servicer has filed or caused to be filed all tax returns that are required to be filed by it (subject to any extensions to file properly obtained by the same). The Servicer has paid or made adequate provisions for the payment of all Taxes and all assessments made against it or any of its property (other than any amount of Tax the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in accordance with GAAP have been provided on the books of the Servicer), and no Tax lien has been filed and no claim is being asserted, with respect to any such Tax, assessment or other charge.

(n)   Exchange Act Compliance; Regulations T, U and X. None of the transactions contemplated herein or the other Transaction Documents (including, without limitation, the use of the Proceeds from the sale of the Collateral Portfolio) will violate or result in a violation of Section 7 of the Exchange Act, or any regulations issued pursuant thereto, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R., Chapter II.

(o)   Security Interest. The Servicer will take all steps necessary to ensure that the Borrower has granted a security interest (as defined in the UCC) to the Collateral Agent, for the benefit of the Secured Parties, in the Collateral Portfolio, which is enforceable in accordance with Applicable Law upon execution and delivery of this Agreement. Upon the filing of UCC-1 financing statements naming the Collateral Agent as secured party and the Borrower as debtor, the Collateral Agent, for the benefit of the Secured Parties, shall have a valid and first priority perfected security interest in the Loan Assets and that portion of the Collateral Portfolio in which a security interest may be perfected by filing (except for any Permitted Liens). All filings (including, without limitation, such UCC filings) as are necessary for the perfection of the Secured Parties' security interest in the Loan Assets and that portion of the Collateral Portfolio in which a security interest may be perfected by filing have been (or prior to the applicable Advance will be) made.

(p)   ERISA. The present value of all benefits vested under each "employee pension benefit plan", as such term is defined in Section 3(2) of ERISA, other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Servicer or any ERISA Affiliate of the Servicer or to which the Servicer or any ERISA Affiliate of the Servicer contributes or has an obligation to contribute, or has any liability (each, a "Servicer Pension Plan") does not exceed the value of the assets of the Servicer Pension Plan allocable to such vested benefits (based on the value of such assets as of the last annual valuation date) determined in accordance with the assumptions used for funding such Servicer Pension Plan pursuant to Sections 412 and 430 of the Code. No prohibited transactions, failure to meet the minimum funding standard set forth in Section 302(a) of ERISA and Section 412(a) of the Code (with respect to any Servicer Pension Plan other than a Multiemployer Plan), withdrawals or reportable events have occurred with respect to any Servicer Pension Plan that, in the aggregate, could subject the Servicer to any material tax, penalty or other liability. No notice of intent to terminate a Servicer Pension Plan has been filed, nor has any Servicer Pension Plan been terminated under Section 4041(f) of ERISA, nor has the Pension Benefit Guaranty Corporation instituted proceedings to terminate, or appoint a trustee to administer, a Servicer Pension Plan and no event has occurred or condition exists that might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Servicer Pension Plan.

(q)   USA PATRIOT Act. Neither the Servicer nor any Affiliate of the Servicer is (i) a country, territory, organization, person or entity named on an OFAC list; (ii) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a "Non-Cooperative Jurisdiction" by the Financial Action Task Force on Money Laundering, or whose subscription funds are transferred from or through such a jurisdiction; (iii) a "Foreign Shell Bank" within the meaning of the USA PATRIOT Act, *i.e.*, a foreign bank that does not have a physical presence in any country and that is not affiliated with a bank that has a physical presence and an acceptable level of regulation and supervision; or (iv) a person or entity that resides in or is organized under the laws of a jurisdiction designated by the United States Secretary of the Treasury under Sections 311 or 312 of the USA PATRIOT Act as warranting special measures due to money laundering concerns.

(r)   Environmental. With respect to each item of Underlying Collateral, to the actual knowledge of a Responsible Officer of the Servicer: (a) the related Obligor's operations comply in all material respects with all applicable Environmental Laws; (b) none of the related Obligor's operations is the subject of a Federal or state investigation evaluating whether any remedial action, involving expenditures, is needed to respond to a release of any Hazardous Materials into the environment; and (c) the related Obligor does not have any material contingent liability in connection with any release of any Hazardous Materials into the environment. The Servicer has not received any written or verbal notice of, or inquiry from any Governmental Authority regarding, any violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Underlying Collateral, nor does the Servicer, have knowledge or reason to believe that any such notice will be received or is being threatened.

(s)   No Injunctions. No injunction, writ, restraining order or other order of any nature adversely affects the Servicer's performance of its obligations under this Agreement or any Transaction Document to which the Servicer is a party.

(t)   Instructions to Obligors. The Collection Account is the only account to which Obligors have been instructed by the Servicer on the Borrower's behalf to send Principal Collections and Interest Collections on the Collateral Portfolio.

(u)   Allocation of Charges. There is not any agreement or understanding between the Servicer and the Borrower (other than as expressly set forth herein or as consented to by the Administrative Agent), providing for the allocation or sharing of obligations to make payments or otherwise in respect of any taxes, fees, assessments or other governmental charges; *provided* that it is understood and acknowledged that the Borrower will be consolidated with the Servicer for tax purposes.

(v)   Servicer Termination Event. No event has occurred which constitutes a Servicer Termination Event (other than any Servicer Termination Event which has previously been disclosed to the Administrative Agent as such).

(w)   Broker-Dealer. The Servicer is not a broker-dealer or subject to the Securities Investor Protection Act of 1970, as amended.

(x)   Compliance with Applicable Law. The Servicer has complied in all respects with all Applicable Law to which it may be subject, and no item in the Collateral Portfolio contravenes in any respect any Applicable Law.

SECTION 4.04   Representations and Warranties of each Lender. Each Lender hereby individually represents and warrants, as to itself, that it is (a) either a "qualified institutional buyer" under Rule 144A of the Securities Act or an institutional "accredited investor" as defined in Rule 501(a)(1)-(3) or (7) under the Securities Act and (b) a "qualified purchaser" under the 1940 Act. Such representation shall be without prejudice to the characterization of the obligations of the Borrower hereunder in respect of the Advances as commercial loans and not as securities.

ARTICLE V.

GENERAL COVENANTS

SECTION 5.01   Affirmative Covenants of the Borrower.

From the Closing Date until the Collection Date:

(a)   Organizational Procedures and Scope of Business. The Borrower will observe all organizational procedures required by its certificate of formation, limited liability company agreement and the laws of its jurisdiction of formation. Without limiting the foregoing, the Borrower will limit the scope of its business to: (i) the acquisition of Eligible Loan Assets and the ownership and management of the Portfolio Assets and the related assets in the Collateral Portfolio; (ii) the sale, transfer or other disposition of Loan Assets as and when permitted under the Transaction Documents; (iii) entering into and performing under the Transaction Documents; (iv) consenting or withholding consent as to proposed amendments, waivers and other modifications of the Loan Agreements to the extent not in conflict with the terms of this Agreement or any other Transaction Document; (v) exercising any rights (including but not limited to voting rights and rights arising in connection with a Bankruptcy Event with respect to an Obligor or the consensual or non-judicial restructuring of the debt or equity of an Obligor) or remedies in connection with the Loan Assets and participating in the committees (official or otherwise) or other groups formed by creditors of an Obligor to the extent not in conflict with the terms of this Agreement or any other Transaction Document; and (vi) engaging in any activity and to exercise any powers permitted to limited liability companies under the laws of the State of Delaware that are related to the foregoing and necessary, convenient or advisable to accomplish the foregoing.

(b)   Special Purpose Entity Requirements. The Borrower will at all times: (i) maintain at least one Independent Director; (ii) maintain its own separate books and records and bank accounts; (iii) hold itself out to the public and all other Persons as a legal entity separate from the Transferor and any other Person (although, in connection with certain advertising and marketing, the Borrower may be identified as a Subsidiary of Fifth Street); (iv) have a board of directors separate from that of the Transferor and any other Person; (v) file its own tax returns, if any, as may be required under Applicable Law, to the extent it is (1) not part of a consolidated group filing a consolidated return or returns or (2) not treated as a division for tax purposes of another taxpayer, and pay any Taxes so required to be paid under Applicable Law in accordance with the terms of this Agreement; (vi) except as contemplated by the Transaction Documents, not commingle its assets with assets of any other Person; (vii) conduct its business in its own name and strictly comply with all organizational formalities to maintain its separate existence (although, in connection with certain advertising and marketing, the Borrower may be identified as a Subsidiary of Fifth Street); (viii) maintain separate financial statements, except to the extent that the Borrower's financial and operating results are consolidated with those of Fifth Street in consolidated financial statements; (ix) pay its own liabilities only out of its own funds; (x) maintain an arm's-length relationship with its Affiliates and the Transferor; (xi) pay the salaries of its own employees, if any; (xii) not hold out its credit or assets as being available to satisfy the obligations of others; (xiii) allocate fairly and reasonably any overhead for shared office space; (xiv) use separate stationery, invoices and checks (although, in connection with certain advertising and marketing, the Borrower may be identified as a Subsidiary of Fifth Street); (xv) except as expressly permitted by this Agreement, not pledge its assets as security for the obligations of any other Person; (xvi) correct any known misunderstanding regarding its separate identity; (xvii) maintain adequate capital in light of its contemplated business purpose, transactions and liabilities and pay its operating expenses and liabilities from its own assets; (xviii) cause its board of directors to meet at least annually or act pursuant to written consent and keep minutes of such meetings and actions and observe in all respects all other Delaware limited liability company formalities; (xix) not acquire the obligations or any securities of its Affiliates; and (xx) cause the directors, officers, agents and other representatives of the Borrower to act at all times with respect to the Borrower consistently and in furtherance of the foregoing and in the best interests of the Borrower. Where necessary, the Borrower will obtain proper authorization from its members for limited liability company action.

(c)   Preservation of Company Existence. The Borrower will maintain its limited liability company existence in good standing under the laws of its jurisdiction of formation and will promptly obtain and thereafter maintain qualifications to do business as a foreign limited liability company in any other state in which it does business and in which it is required to so qualify under Applicable Law.

(d)   Compliance with Legal Opinions. The Borrower shall take all other actions necessary to maintain the accuracy of the factual assumptions set forth in the legal opinions of Rutan & Tucker, LLP, as special counsel to the Borrower, issued in connection with the Purchase and Sale Agreement and relating to the issues of substantive consolidation and true sale of the Loan Assets.

(e)   Deposit of Collections. The Borrower shall promptly (but in no event later than two Business Days after receipt) deposit or cause to be deposited into the Collection Account any and all Available Collections received by the Borrower, the Servicer or any of their Affiliates.

(f)   Disclosure of Purchase Price. The Borrower shall disclose to the Administrative Agent and the Lenders the purchase price for each Loan Asset proposed to be transferred to the Borrower pursuant to the terms of the Purchase and Sale Agreement.

(g)   Obligor Defaults and Bankruptcy Events. The Borrower shall give, or shall cause the Servicer to give, notice to the Administrative Agent and the Lenders within two Business Days of the Borrower's, the Transferor's or the Servicer's actual knowledge of the occurrence of any default by an Obligor under any Loan Asset or any Bankruptcy Event with respect to any Obligor under any Loan Asset.

(h)   Required Loan Documents. The Borrower shall deliver to the Collateral Custodian a hard copy of the Required Loan Documents and the Loan Asset Checklist pertaining to each Loan Asset within five Business Days of the Cut-Off Date pertaining to such Loan Asset.

(i)   Taxes. The Borrower will file or cause to be filed its tax returns and pay any and all Taxes imposed on it or its property as required by the Transaction Documents (except as contemplated in Section 4.01(m)).

(j)   Notice of Event of Default. The Borrower shall notify the Administrative Agent and each Lender of the occurrence of any Event of Default under this Agreement promptly upon obtaining actual knowledge of such event. In addition, no later than two Business Days following the Borrower's knowledge or notice of the occurrence of any Event of Default or Unmatured Event of Default, the Borrower will provide to the Administrative Agent and each Lender a written statement of a Responsible Officer of the Borrower setting forth the details of such event and the action that the Borrower proposes to take with respect thereto.

(k)   Notice of Material Events. The Borrower shall promptly notify the Administrative Agent and each Lender of any event or other circumstance that is reasonably likely to have a Material Adverse Effect.

(l)   Notice of Income Tax Liability. The Borrower shall furnish to the Administrative Agent and each Lender telephonic or facsimile notice within 10 Business Days (confirmed in writing within five Business Days thereafter) of the receipt of revenue agent reports or other written proposals, determinations or assessments of the Internal Revenue Service or any other taxing authority which propose, determine or otherwise set forth positive adjustments (i) to the Tax liability of Fifth Street or any "affiliated group" (within the meaning of Section 1504(a)(l) of the Code) of which Fifth Street is a member in an amount equal to or greater than $5,000,000 in the aggregate, or (ii) to the Tax liability of the Borrower itself in an amount equal to or greater than $500,000 in the aggregate. Any such notice shall specify the nature of the items giving rise to such adjustments and the amounts thereof.

(m)   Notice of Auditors' Management Letters. The Borrower shall promptly notify the Administrative Agent and each Lender after the receipt of any auditors' management letters received by the Borrower or by its accountants.

(n)   Notice of Breaches of Representations and Warranties under this Agreement. The Borrower shall promptly notify the Administrative Agent and each Lender if any representation or warranty set forth in Section 4.01 or Section 4.02 was incorrect at the time it was given or deemed to have been given and at the same time deliver to the Collateral Agent, the Administrative Agent and the Lenders a written notice setting forth in reasonable detail the nature of such facts and circumstances. In particular, but without limiting the foregoing, the Borrower shall notify the Administrative Agent and each Lender in the manner set forth in the preceding sentence before any Cut-Off Date of any facts or circumstances within the knowledge of the Borrower which would render any of the said representations and warranties untrue at the date when such representations and warranties were made or deemed to have been made.

(o)   Notice of Breaches of Representations and Warranties under the Purchase and Sale Agreement. The Borrower confirms and agrees that the Borrower will, upon receipt of notice or discovery thereof, promptly send to the Administrative Agent, each Lender and the Collateral Agent a notice of (i) any breach of any representation, warranty, agreement or covenant under the Purchase and Sale Agreement or (ii) any event or occurrence that, upon notice, or upon the passage of time or both, would constitute such a breach.

(p)   Notice of Proceedings. The Borrower shall notify the Administrative Agent and each Lender, as soon as possible and in any event within three Business Days, after the Borrower receives notice or obtains knowledge thereof, of any settlement of, material judgment (including a material judgment with respect to the liability phase of a bifurcated trial) in or commencement of any material labor controversy, material litigation, material action, material suit or material proceeding before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, affecting the Collateral Portfolio, the Transaction Documents, the Collateral Agent's, for the benefit of the Secured Parties, interest in the Collateral Portfolio, or the Borrower, the Servicer or the Transferor or any of their Affiliates. For purposes of this Section 5.01(p), (i) any settlement, judgment, labor controversy, litigation, action, suit or proceeding affecting the Collateral Portfolio, the Transaction Documents, the Collateral Agent's, for the benefit of the Secured Parties, interest in the Collateral Portfolio, or the Borrower in excess of $500,000 shall be deemed to be material and (ii) any settlement, judgment, labor controversy, litigation, action, suit or proceeding affecting the Servicer or the Transferor or any of their Affiliates (other than the Borrower) in excess of $1,000,000 shall be deemed to be material.

(q)   Notice of ERISA Reportable Events. The Borrower shall promptly notify the Administrative Agent and each Lender after receiving notice of any "reportable event" (as defined in Title IV of ERISA, other than an event for which the reporting requirements have been waived by regulations) with respect to the Borrower (or any ERISA Affiliate thereof), and provide them with a copy of such notice.

(r)   Notice of Accounting Changes. As soon as possible and in any event within three Business Days after the effective date thereof, the Borrower will provide to the Administrative Agent and each Lender notice of any change in the accounting policies of the Borrower.

(s)   Additional Documents. The Borrower shall provide the Administrative Agent and each Lender with copies of such documents as the Administrative Agent or any Lender may reasonably request evidencing the truthfulness of the representations set forth in this Agreement.

(t)   Protection of Security Interest. With respect to the Collateral Portfolio acquired by the Borrower, the Borrower will (i) acquire such Collateral Portfolio pursuant to and in accordance with the terms of the Purchase and Sale Agreement, (ii) (at the expense of the Servicer, on behalf of the Borrower) take all action necessary to perfect, protect and more fully evidence the Borrower's ownership of such Collateral Portfolio free and clear of any Lien other than the Lien created hereunder and Permitted Liens, including, without limitation, (a) with respect to the Loan Assets and that portion of the Collateral Portfolio in which a security interest may be perfected by filing, filing and maintaining (at the expense of the Servicer, on behalf of the Borrower), effective financing statements against the Transferor in all necessary or appropriate filing offices, (including any amendments thereto or assignments thereof) and filing continuation statements, amendments or assignments with respect thereto in such filing offices, (including any amendments thereto or assignments thereof) and (b) executing or causing to be executed such other instruments or notices as may be necessary or appropriate, (iii) (at the expense of the Servicer, on behalf of the Borrower) take all action necessary to cause a valid, subsisting and enforceable first priority perfected security interest, subject only to Permitted Liens, to exist in favor of the Collateral Agent (for the benefit of the Secured Parties) in the Borrower's interests in all of the Collateral Portfolio being Pledged hereunder including the filing of a UCC financing statement in the applicable jurisdiction adequately describing the Collateral Portfolio (which may include an "all asset" filing), and naming the Borrower as debtor and the Collateral Agent as the secured party, and filing continuation statements, amendments or assignments with respect thereto in such filing offices, (including any amendments thereto or assignments thereof), (iv) permit the Administrative Agent or any Lender or their respective agents or representatives to visit the offices of the Borrower during normal office hours and upon reasonable advance notice examine and make copies of all documents, books, records and other information concerning the Collateral Portfolio and discuss matters related thereto with any of the officers or employees of the Borrower having knowledge of such matters, and (v) take all additional action that the Administrative Agent, any Lender or the Collateral Agent may reasonably request to perfect, protect and more fully evidence the respective first priority perfected security interests of the parties to this Agreement in the Collateral Portfolio, or to enable the Administrative Agent or the Collateral Agent to exercise or enforce any of their respective rights hereunder.

(u)   Liens. The Borrower will promptly notify the Administrative Agent and the Lenders of the existence of any Lien on the Collateral Portfolio (other than Permitted Liens) and the Borrower shall defend the right, title and interest of the Collateral Agent, for the benefit of the Secured Parties, in, to and under the Collateral Portfolio against all claims of third parties.

(v)   Other Documents. At any time from time to time upon prior written request of the Administrative Agent or any Lender, at the sole expense of the Borrower, the Borrower will promptly and duly execute and deliver such further instruments and documents and take such further actions as the Administrative Agent or any Lender may reasonably request for the purposes of obtaining or preserving the full benefits of this Agreement including the first priority security interest (subject only to Permitted Liens) granted hereunder and of the rights and powers herein granted (including, among other things, authorizing the filing of such UCC financing statements as the Administrative Agent may request).

(w)   Compliance with Law. The Borrower shall at all times comply in all respects with all Applicable Law applicable to Borrower or any of its assets (including, without limitation, Environmental Laws, and all federal securities laws), and Borrower shall do or cause to be done all things necessary to preserve and maintain in full force and effect its legal existence, and all licenses material to its business.

(x)   Proper Records. The Borrower shall at all times keep proper books of records and accounts in which full, true and correct entries shall be made of its transactions in accordance with GAAP and set aside on its books from its earning for each fiscal year all such proper reserves in accordance with GAAP.

(y)   Satisfaction of Obligations. The Borrower shall pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves with respect thereto have been provided on the books of the Borrower.

(z)   Performance of Covenants. The Borrower shall observe, perform and satisfy all the material terms, provisions, covenants and conditions required to be observed, performed or satisfied by it, and shall pay when due all costs, fees and expenses required to be paid by it, under the Transaction Documents. The Borrower shall pay and discharge all Taxes, levies, liens and other charges on it or its assets and on the Collateral Portfolio that, in each case, in any manner would create any lien or charge upon the Collateral Portfolio, except for any such Taxes as are being appropriately contested in good faith by appropriate proceedings diligently conducted and with respect to which adequate reserves have been provided in accordance with GAAP.

(aa)   Tax Treatment. The Borrower, the Transferor and the Lenders shall treat the Advances advanced hereunder as indebtedness of the Borrower (or, so long as the Borrower is treated as a disregarded entity for U.S. federal income tax purposes, as indebtedness of the entity of which it is considered to be a part) for U.S. federal income tax purposes and to file any and all tax forms in a manner consistent therewith.

(bb)   Maintenance of Records. The Borrower will maintain records with respect to the Collateral Portfolio and the conduct and operation of its business with no less a degree of prudence than if the Collateral Portfolio were held by the Borrower for its own account and will furnish the Administrative Agent and each Lender, upon the reasonable request by the Administrative Agent and each Lender, information with respect to the Collateral Portfolio and the conduct and operation of its business.

(cc)   Obligor Notification Forms. The Borrower shall furnish the Collateral Agent and the Administrative Agent with an appropriate power of attorney to send (at the Administrative Agent's discretion on the Collateral Agent's behalf, after the occurrence of an Event of Default)

Obligor notification forms to give notice to the Obligors of the Collateral Agent's interest in the Collateral Portfolio and the obligation to make payments as directed by the Administrative Agent on the Collateral Agent's behalf.

(dd)   Officer's Certificate . Within two Business Days of (w) any request by the Administrative Agent, (x) any extension of the Reinvestment Period, (y) any material amendment of any Transaction Document or (z) any filing of any UCC financing statement or continuation statement with respect to the Borrower or the Collateral Portfolio (other than in connection with the execution of this Agreement as of the Closing Date), the Borrower shall deliver an Officer's Certificate, in form and substance acceptable to the Lenders and the Administrative Agent, providing (i) a certification, based upon a review and summary of UCC search results, that there is no other interest in the Collateral Portfolio perfected by filing of a UCC financing statement other than in favor of the Collateral Agent and (ii) a certification, based upon a review and summary of tax and judgment lien searches satisfactory to the Administrative Agent, that there is no other interest in the Collateral Portfolio based on any tax or judgment lien.

(ee)   Continuation Statements. The Borrower shall, not earlier than six months and not later than three months prior to the fifth anniversary of the date of filing of the financing statement referred to in Schedule I hereto or any other financing statement filed pursuant to this Agreement or in connection with any Advance hereunder, unless the Collection Date shall have occurred:

(i)   authorize and deliver and file or cause to be filed an appropriate continuation statement with respect to such financing statement; and

(ii)   deliver or cause to be delivered to the Collateral Agent, the Administrative Agent and the Lenders an opinion of the counsel for the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, confirming and updating the opinion delivered pursuant to Schedule I with respect to perfection and otherwise to the effect that the security interest hereunder continues to be an enforceable and perfected security interest, subject to no other Liens of record except as provided herein or otherwise permitted hereunder, which opinion may contain usual and customary assumptions, limitations and exceptions.

(ff)   Disregarded Entity. The Borrower will be disregarded as an entity separate from its owner pursuant to Treasury Regulation Section 301.7701-3(b), and neither the Borrower nor any other Person on its behalf shall make an election to be treated as other than an entity disregarded from its owner under Treasury Regulation Section 301.7701-3(c).

SECTION 5.02   Negative Covenants of the Borrower.

From the Closing Date until the Collection Date:

(a)   Special Purpose Entity Requirements. Except as otherwise permitted by this Agreement, the Borrower shall not (i) guarantee any obligation of any Person, including any Affiliate; (ii) engage, directly or indirectly, in any business, other than the actions required or permitted to be performed under the Transaction Documents; (iii) incur, create or assume any Indebtedness, other than Indebtedness incurred under the Transaction Documents; (iv) make or permit to remain outstanding any loan or advance to, or own or acquire any stock or securities of, any Person, except that the Borrower may invest in those Loan Assets and other investments permitted under the Transaction Documents and may make any advance required or expressly permitted to be made pursuant to any provisions of the Transaction Documents and permit the same to remain outstanding in accordance with such provisions; (v) become insolvent or fail to pay its debts and liabilities from its assets when due; (vi) create, form or otherwise acquire any Subsidiaries or (vii) release, sell, transfer, convey or assign any Loan Asset unless in accordance with the Transaction Documents.

(b)   Requirements for Material Actions. The Borrower shall not fail to provide (and at all times the Borrower's organizational documents shall reflect) that the unanimous consent of all directors (including the consent of the Independent Director(s)) is required for the Borrower to (i) dissolve or liquidate, in whole or part, or institute proceedings to be adjudicated bankrupt or insolvent, (ii) institute or consent to the institution of bankruptcy or insolvency proceedings against it, (iii) file a petition seeking or consent to reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency, (iv) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official for the Borrower, (v) make any assignment for the benefit of the Borrower's creditors, (vi) admit in writing its inability to pay its debts generally as they become due, or (vii) take any action in furtherance of any of the foregoing.

(c)   Protection of Title. The Borrower shall not take any action which would directly or indirectly impair or adversely affect the Borrower's title to the Collateral Portfolio.

(d)   Transfer Limitations. The Borrower shall not transfer, assign, convey, grant, bargain, sell, set over, deliver or otherwise dispose of, or pledge or hypothecate, directly or indirectly, any interest in the Collateral Portfolio to any person other than the Collateral Agent for the benefit of the Secured Parties, or engage in financing transactions or similar transactions with respect to the Collateral Portfolio with any person other than the Administrative Agent and the Lenders, in each case, except as otherwise expressly permitted by the terms of this Agreement.

(e)   Liens. The Borrower shall not create, incur or permit to exist any lien, encumbrance or security interest in or on any of the Collateral Portfolio subject to the security interest granted by the Borrower pursuant to this Agreement, other than Permitted Liens.

(f)   Organizational Documents. The Borrower shall not amend, modify or terminate any of the organizational or operational documents of the Borrower without the prior written consent of the Administrative Agent.

(g)   Merger, Acquisitions, Sales, etc. The Borrower shall not change its organizational structure, enter into any transaction of merger or consolidation or amalgamation, or asset sale (other than pursuant to Section 2.07), or liquidate, wind up or dissolve itself (or suffer any liquidation, winding up or dissolution) without the prior written consent of the Administrative Agent.

(h)   Use of Proceeds. The Borrower shall not use the proceeds of any Advance other than (x) to finance the purchase by the Borrower from the Transferor on a "true sale" basis, of Collateral Portfolio pursuant to the terms of the Purchase and Sale Agreement or (y) to fund the Unfunded Exposure Account in order to establish reserves for unfunded commitments of Revolving Loan Assets and Delayed Draw Loan Assets included in the Collateral Portfolio or (z) to distribute such proceeds to the Transferor (so long as such distribution is permitted pursuant to Section 5.02(m) of this Agreement).

(i)   Limited Assets. The Borrower shall not hold or own any assets that are not part of the Collateral Portfolio or powers and rights incidental to the Transaction Documents other than any Warranty Loan Asset pursuant to Section 2.07(c) .

(j)   Tax Treatment. The Borrower shall not elect to be treated as a corporation for U.S. federal income tax purposes and shall take all reasonable steps necessary to avoid being treated as a corporation for U. S. federal income tax purposes.

(k)   Extension or Amendment of Collateral Portfolio. The Borrower will not, except as otherwise permitted in Section 6.04(a) of this Agreement and in accordance with the Servicing Standard, extend, amend or otherwise modify the terms of any Loan Asset (including the Underlying Collateral).

(l)   Purchase and Sale Agreement. The Borrower will not amend, modify, waive or terminate any provision of the Purchase and Sale Agreement without the prior written consent of the Administrative Agent.

(m)   Restricted Junior Payments . The Borrower shall not make any Restricted Junior Payment, except that, so long as no Event of Default or Unmatured Event of Default has occurred or would result therefrom, the Borrower may declare and make distributions to its member on its membership interests.

(n)   ERISA Matters. The Borrower will not (a) engage, and will exercise its best efforts not to permit any ERISA Affiliate to engage, in any prohibited transaction (within the meaning of ERISA Section 406(a) or (b) or Code Section 4975) for which an exemption is not available or has not previously been obtained from the United States Department of Labor, (b) fail to meet the minimum funding standard set forth in Section 302(a) of ERISA and Section 412(a) of the Code with respect to any Pension Plan other than a Multiemployer Plan, (c) fail to make any payments to a Multiemployer Plan that the Borrower or any ERISA Affiliate may be required to make under the agreement relating to such Multiemployer Plan or any law pertaining thereto, (d) terminate any Pension Plan so as to result, directly or indirectly in any liability to the Borrower, or (e) permit to exist any occurrence of any reportable event described in Title IV of ERISA with respect to any Pension Plan, other than an event for which reporting requirements have been waived by regulations.

(o)   Instructions to Obligors. The Borrower will not make any change, or permit the Servicer to make any change, in its instructions to Obligors regarding payments to be made with respect to the Collateral Portfolio to the Collection Account, unless the Administrative Agent has consented to such change.

(p) Taxable Mortgage Pool Matters . The sum of the Outstanding Balances of all Loan Assets owned by the Borrower and that are principally secured by an interest in real property (within the meaning of Treasury Regulation Section 301.7701(i)-1(d)(3)) shall not at any time exceed 35% of the aggregate Outstanding Balance of all Loan Assets.

(q) Change of Jurisdiction, Location, Names or Location of Loan Asset Files. The Borrower shall not change the jurisdiction of its formation, make any change to its corporate name or use any tradenames, fictitious names, assumed names, "doing business as" names or other names unless, prior to the effective date of any such change in the jurisdiction of its formation, name change or use, the Borrower receives prior written consent from the Administrative Agent of such change and delivers to the Administrative Agent such financing statements as the Administrative Agent may request to reflect such name change or use, together with such Opinions of Counsel and other documents and instruments as the Administrative Agent may request in connection therewith. The Borrower will not change the location of its chief executive office unless prior to the effective date of any such change of location, the Borrower notifies the Administrative Agent of such change of location in writing. The Borrower will not move, or consent to the Collateral Custodian or the Servicer moving, the Loan Asset Files from the location thereof on the Closing Date, unless the Administrative Agent shall consent to such move in writing and the Servicer shall provide the Administrative Agent with such Opinions of Counsel and other documents and instruments as the Administrative Agent may request in connection therewith.

(r) Allocation of Charges. There will not be any agreement or understanding between the Servicer and the Borrower (other than as expressly set forth herein or as consented to by the Administrative Agent), providing for the allocation or sharing of obligations to make payments or otherwise in respect of any Taxes, fees, assessments or other governmental charges; *provided* that it is understood and acknowledged that the Borrower will be consolidated with the Servicer for tax purposes.

SECTION 5.03 Affirmative Covenants of the Servicer.

From the Closing Date until the Collection Date:

(a) Compliance with Law. The Servicer will comply in all respects with all Applicable Law, including those with respect to servicing the Collateral Portfolio or any part thereof.

(b) Preservation of Company Existence. The Servicer will preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its formation, and qualify and remain qualified in good standing as a corporation in each jurisdiction where the failure to preserve and maintain such existence, rights, franchises, privileges and qualification could reasonably be expected to have a Material Adverse Effect.

(c) Obligations and Compliance with Collateral Portfolio . The Servicer will duly fulfill and comply with all obligations on the part of the Borrower to be fulfilled or complied with under or in connection with the administration of each item of Collateral Portfolio and will do nothing to impair the rights of the Collateral Agent, for the benefit of the Secured Parties, or of the Secured Parties in, to and under the Collateral Portfolio. It is understood and agreed that the Servicer does not hereby assume any obligations of the Borrower in respect of any Advances or assume any responsibility for the performance by the Borrower of any of its obligations hereunder or under any other agreement executed in connection herewith that would be inconsistent with the limited recourse undertaking of the Servicer, in its capacity as seller, under Section 2.1(e) of the Purchase and Sale Agreement.

(d) <u>Keeping of Records and Books of Account</u>.

(i) The Servicer will maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing Collateral Portfolio in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records and other information reasonably necessary or advisable for the collection of all Collateral Portfolio and the identification of the Collateral Portfolio.

(ii) The Servicer shall permit the Administrative Agent, each Lender or their respective agents or representatives, to visit the offices of the Servicer during normal office hours and upon reasonable advance notice and examine and make copies of all documents, books, records and other information concerning the Collateral Portfolio and the Servicer's servicing thereof and discuss matters related thereto with any of the officers or employees of the Servicer having knowledge of such matters.

(iii) The Servicer will on or prior to the date hereof, mark its master data processing records and other books and records relating to the Collateral Portfolio with a legend, acceptable to the Administrative Agent describing (i) the sale of the Collateral Portfolio from the Transferor to the Borrower and (ii) the Pledge from the Borrower to the Collateral Agent, for the benefit of the Secured Parties.

(e) <u>Preservation of Security Interest</u>. The Servicer (at its own expense, on behalf of the Borrower) will file such financing and continuation statements and any other documents that may be required by any law or regulation of any Governmental Authority to preserve and protect fully the first priority perfected security interest of the Collateral Agent, for the benefit of the Secured Parties, in, to and under the Loan Assets and that portion of the Collateral Portfolio in which a security interest may be perfected by filing.

(f) <u>Events of Default</u>. The Servicer will provide the Administrative Agent and each Lender (with a copy to the Collateral Agent) with immediate written notice of the occurrence of each Event of Default and each Unmatured Event of Default of which the Servicer has knowledge or has received notice. In addition, no later than two Business Days following the Servicer's knowledge or notice of the occurrence of any Event of Default or Unmatured Event of Default, the Servicer will provide to the Collateral Agent, the Administrative Agent and each Lender a written statement of the chief financial officer or chief accounting officer of the Servicer setting forth the details of such event and the action that the Servicer proposes to take with respect thereto.

(g) Taxes. The Servicer will file its tax returns and pay any and all Taxes imposed on it or its property as required under the Transaction Documents (except as contemplated by Section 4.03(m)).

(h) Other. The Servicer will promptly furnish to the Collateral Agent, the Administrative Agent and each Lender such other information, documents, records or reports respecting the Collateral Portfolio or the condition or operations, financial or otherwise, of the Borrower or the Servicer as the Collateral Agent, any Lender or the Administrative Agent may from time to time reasonably request in order to protect the interests of the Administrative Agent, the Lenders, the Collateral Agent or Secured Parties under or as contemplated by this Agreement.

(i) Proceedings Related to the Borrower, the Transferor and the Servicer and the Transaction Documents. The Servicer shall notify the Administrative Agent and each Lender as soon as possible and in any event within three Business Days after any executive officer of the Servicer receives notice or obtains knowledge thereof of any settlement of, judgment (including a judgment with respect to the liability phase of a bifurcated trial) in or commencement of any labor controversy, litigation, action, suit or proceeding before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect on the Borrower, the Transferor or the Servicer (or any of their Affiliates) or the Transaction Documents. For purposes of this Section 5.03(i), (i) any settlement, judgment, labor controversy, litigation, action, suit or proceeding affecting the Transaction Documents or the Borrower in excess of $500,000 shall be deemed to be expected to have such a Material Adverse Effect and (ii) any settlement, judgment, labor controversy, litigation, action, suit or proceeding affecting the Servicer or the Transferor or any of their Affiliates (other than the Borrower) in excess of $10,000,000 shall be deemed to be expected to have such a Material Adverse Effect.

(j) Deposit of Collections. The Servicer shall promptly (but in no event later than two Business Days after receipt) deposit or cause to be deposited into the Collection Account any and all Available Collections received by the Borrower, the Servicer or any of their Affiliates.

(k) Loan Asset Register.

(i) The Servicer shall maintain, or cause to be maintained, with respect to each Noteless Loan Asset a register (which may be in physical or electronic form and readily identifiable as the loan asset register) (each, a "Loan Asset Register") in which it will record, or cause to be recorded, (v) the amount of such Noteless Loan Asset, (w) the amount of any principal or interest due and payable or to become due and payable from the Obligor thereunder, (x) the amount of any sum in respect of such Noteless Loan Asset received from the Obligor, (y) the date of origination of such Noteless Loan Asset and (z) the maturity date of such Noteless Loan Asset.

(ii) At any time a Noteless Loan Asset is included as part of the Collateral Portfolio pursuant to this Agreement, the Servicer shall deliver to the Administrative Agent, the Collateral Agent and the Collateral Custodian a copy of the related Loan Asset Register, together with a certificate of a Responsible Officer of the Servicer (in the form of <u>Exhibit P</u>) certifying to the accuracy of such Loan Asset Register as of the applicable Cut-Off Date.

(l)   <u>Special Purpose Entity Requirements</u>. The Servicer shall take such actions as are necessary to cause the Borrower to be in compliance with the special purpose entity requirements set forth in <u>Sections 5.01(a)</u> and <u>(b)</u> and <u>5.02(a)</u> and <u>(b)</u>; *provided* that for the avoidance of doubt, the Servicer shall not be required to expend any of its own funds to cause the Borrower to be in compliance with subsection <u>5.02(a)(v)</u> or subsection <u>5.01(b)(xvii)</u> (it being understood that this proviso shall in no way affect the obligation of Servicer to manage the activities and liabilities of the Borrower such that the Borrower maintains compliance with either of the foregoing subsections).

(m)   <u>Accounting Changes</u>. As soon as possible and in any event within three Business Days after the effective date thereof, the Servicer will provide to the Administrative Agent and the Lenders notice of any change in the accounting policies of the Servicer.

(n)   <u>Proceedings Related to the Collateral Portfolio</u>. The Servicer shall notify the Administrative Agent and each Lender as soon as possible and in any event within three Business Days after any Responsible Officer of the Servicer receives notice or has actual knowledge of any settlement of, judgment (including a judgment with respect to the liability phase of a bifurcated trial) in or commencement of any labor controversy, litigation, action, suit or proceeding before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect on the interests of the Collateral Agent or the Secured Parties in, to and under the Collateral Portfolio. For purposes of this <u>Section 5.03(n)</u>, any settlement, judgment, labor controversy, litigation, action, suit or proceeding affecting the Collateral Portfolio or the Collateral Agent's or the Secured Parties' interest in the Collateral Portfolio in excess of $1,000,000 or more shall be deemed to be expected to have such a Material Adverse Effect.

(o)   <u>Compliance with Legal Opinions</u>. The Servicer shall take all other actions necessary to maintain the accuracy of the factual assumptions set forth in the legal opinions of Rutan & Tucker, LLP, as special counsel to the Servicer, issued in connection with the Transaction Documents and relating to the issues of substantive consolidation and true sale of the Loan Assets.

(p)   <u>Instructions to Agents and Obligors</u>. The Servicer shall direct, or shall cause the Transferor to direct, any agent or administrative agent for any Loan Asset to remit all payments and collections with respect to such Loan Asset, and, if applicable, to direct the Obligor with respect to such Loan Asset to remit all such payments and collections with respect to such Loan Asset directly to the Collection Account. The Borrower and the Servicer shall take commercially reasonable steps to ensure, and shall cause the Transferor to take commercially reasonable steps to ensure, that only funds constituting payments and collections relating to Loan Assets shall be deposited into the Collection Account.

(q)   <u>Capacity as Servicer</u>. The Servicer will use commercially reasonable efforts to ensure that, at all times when it is dealing with or in connection with the Loan Assets in its capacity as Servicer, it holds itself out as Servicer, and not in any other capacity.

(r) Notice of Breaches of Representations and Warranties under the Purchase and Sale Agreement. The Servicer confirms and agrees that the Servicer will, upon receipt of notice or discovery thereof, promptly send to the Administrative Agent, each Lender and the Collateral Agent a notice of (i) any breach of any representation, warranty, agreement or covenant under the Purchase and Sale Agreement or (ii) any event or occurrence that, upon notice, or upon the passage of time or both, would constitute such a breach, in each case, promptly upon learning thereof.

(s) Audits. Prior to the Closing Date and periodically thereafter at the discretion of the Administrative Agent and each Lender, the Servicer shall allow the Administrative Agent and each Lender (during normal office hours and upon advance notice) to review the Servicer's collection and administration of the Collateral Portfolio in order to assess compliance by the Servicer with the Servicing Standard, as well as with the Transaction Documents and to conduct an audit of the Collateral Portfolio and Required Loan Documents in conjunction with such a review. Such review shall be reasonable in scope and shall be completed in a reasonable period of time; *provided* that, at the Servicer's expense, (i) prior to the occurrence of an Event of Default, the Administrative Agent shall be entitled to two (2) such audits *per annum* and, (ii) after the occurrence of an Event of Default, the Administrative Agent shall be entitled to such number of audits *per annum* and at such times as it shall require in its discretion.

(t) Notice of Breaches of Representations and Warranties under this Agreement. The Servicer shall promptly notify the Administrative Agent and the Lenders if any representation or warranty set forth in Section 4.03 was incorrect at the time it was given or deemed to have been given and at the same time deliver to the Collateral Agent, the Administrative Agent and the Lenders a written notice setting forth in reasonable detail the nature of such facts and circumstances. In particular, but without limiting the foregoing, the Servicer shall notify the Administrative Agent and the Lenders in the manner set forth in the preceding sentence before any Cut-Off Date of any facts or circumstances within the knowledge of the Servicer which would render any of the said representations and warranties untrue at the date when such representations and warranties were made or deemed to have been made.

(u) Insurance Policies. The Servicer has caused, and will cause, to be performed any and all acts reasonably required to be performed to preserve the rights and remedies of the Collateral Agent and the Secured Parties in any Insurance Policies applicable to Loan Assets (to the extent the Servicer or an Affiliate of the Servicer is the agent or servicer under the applicable Loan Agreement) including, without limitation, in each case, any necessary notifications of insurers, assignments of policies or interests therein, and establishments of co-insured, joint loss payee and mortgagee rights in favor of the Collateral Agent and the Secured Parties; *provided* that, unless the Borrower is the sole lender under such Loan Agreement, the Servicer shall only take such actions that are customarily taken by or on behalf of a lender in a syndicated loan facility to preserve the rights of such lender.

(v) Disregarded Entity. The Servicer shall cause the Borrower to be disregarded as an entity separate from its owner pursuant to Treasury Regulation Section 301.7701-3(b) and shall cause that neither the Borrower nor any other Person on its behalf shall make an election to be treated as other than an entity disregarded from its owner under Treasury Regulation Section 301.7701-3(c).

SECTION 5.04   Negative Covenants of the Servicer.

From the Closing Date until the Collection Date:

(a)   Mergers, Acquisition, Sales, etc. The Servicer will not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, unless the Servicer is the surviving entity and unless:

(i)   the Servicer has delivered to the Administrative Agent and each Lender an Officer's Certificate and an Opinion of Counsel each stating that any such consolidation, merger, conveyance or transfer and any supplemental agreement executed in connection therewith comply with this Section 5.04 and that all conditions precedent herein provided for relating to such transaction have been complied with and, in the case of the Opinion of Counsel, that such supplemental agreement is legal, valid and binding with respect to the Servicer and such other matters as the Administrative Agent may reasonably request;

(ii)   the Servicer shall have delivered notice of such consolidation, merger, conveyance or transfer to the Administrative Agent and each Lender;

(iii)   after giving effect thereto, no Event of Default or Servicer Termination Event or event that with notice or lapse of time would constitute either an Event of Default or a Servicer Termination Event shall have occurred; and

(iv)   the Administrative Agent shall have consented in writing to such consolidation, merger, conveyance or transfer.

Notwithstanding the foregoing or anything to the contrary contained in this Agreement, from time to time, without the consent or approval of the Administrative Agent or any Secured Party or the satisfaction of any of the conditions set forth in clauses (i), (iii) or (iv) above, (x) the Servicer may consolidate or merge with any Fifth Street Merger Party, (y) any Fifth Street Merger Party may convey or transfer its properties and assets substantially as an entirety to the Servicer (any such transaction, a "Fifth Street Affiliate Merger Transaction") and/or (z) the Servicer may acquire any other Person or its the properties and assets substantially as an entirety so long as the Servicer is the surviving entity; *provided* that, in each case, the Servicer is the surviving entity in any such transaction or transactions; *provided, further,* that the Servicer shall, upon the request of the Administrative Agent, deliver an Opinion of Counsel that this Agreement and any supplemental agreement executed in connection therewith is legal, valid and binding with respect to the Servicer after the consummation of such Fifth Street Affiliate Merger Transaction or such acquisition.

(b)   Change of Name or Location of Loan Asset Files. The Servicer shall not (x) change its name, change the offices where it keeps records concerning the Collateral Portfolio from the address set forth in <u>Section 11.02</u> of this Agreement, or change the jurisdiction of its formation, or (y) move, or consent to the Collateral Custodian moving, the Required Loan Documents and Loan Asset Files from the location thereof on the initial Advance Date, unless the Administrative Agent shall consent of such move in writing and the Servicer shall provide the Administrative Agent with such Opinions of Counsel and other documents and instruments as the Administrative Agent may request in connection therewith and has taken all actions required under the UCC of each relevant jurisdiction in order to continue the first priority perfected security interest of the Collateral Agent, for the benefit of the Secured Parties, in the Collateral Portfolio.

(c)   <u>Change in Payment Instructions to Obligors</u>. The Servicer will not make any change in its instructions to Obligors regarding payments to be made with respect to the Collateral Portfolio to the Collection Account, unless the Administrative Agent has consented to such change.

(d)   <u>Extension or Amendment of Loan Assets</u>. The Servicer will not, except as otherwise permitted in <u>Section 6.04(a)</u>, extend, amend or otherwise modify the terms of any Loan Asset (including the Underlying Collateral).

(e)   <u>Taxable Mortgage Pool Matters</u>. The Servicer will manage the portfolio and advise the Borrower with respect to purchases from the Transferor so as to not at any time allow the sum of the Outstanding Balances of all Loan Assets owned by the Borrower and that are principally secured by an interest in real property (within the meaning of Treasury Regulation Section 301.7701(i)-1(d)(3)) to exceed 35% of the aggregate Outstanding Balance of all Loan Assets.

(f)   <u>Allocation of Charges</u>. There will not be any agreement or understanding between the Servicer and the Borrower (other than as expressly set forth herein or as consented to by the Administrative Agent), providing for the allocation or sharing of obligations to make payments or otherwise in respect of any Taxes, fees, assessments or other governmental charges; *provided* that it is understood and acknowledged that the Borrower will be consolidated with the Servicer for tax purposes.

ARTICLE VI.

ADMINISTRATION AND SERVICING OF CONTRACTS

SECTION 6.01   <u>Appointment and Designation of the Servicer</u>.

(a)   <u>Initial Servicer</u>. The Borrower, each Lender and the Administrative Agent hereby appoint Fifth Street, pursuant to the terms and conditions of this Agreement, as Servicer, with the authority to service, administer and exercise rights and remedies, on behalf of the Borrower, in respect of the Collateral Portfolio. Until the Administrative Agent gives Fifth Street a Servicer Termination Notice pursuant to the terms of this Agreement, Fifth Street hereby accepts such appointment and agrees to perform the duties and responsibilities of the Servicer pursuant to the terms hereof. The Servicer and the Borrower hereby acknowledge that the Administrative Agent and the Secured Parties are third party beneficiaries of the obligations undertaken by the Servicer hereunder.

(b)   Servicer Termination Notice. The Borrower, the Servicer, each Lender, and the Administrative Agent hereby agree that, upon the occurrence of a Servicer Termination Event, the Administrative Agent, by written notice to the Servicer (with a copy to the Collateral Agent) (a "Servicer Termination Notice"), may terminate all of the rights, obligations, power and authority of the Servicer under this Agreement. On and after the receipt by the Servicer of a Servicer Termination Notice pursuant to this Section 6.01(b), the Servicer shall continue to perform all servicing functions under this Agreement until the date specified in the Servicer Termination Notice or otherwise specified by the Administrative Agent in writing or, if no such date is specified in such Servicer Termination Notice or otherwise specified by the Administrative Agent, until a date mutually agreed upon by the Servicer and the Administrative Agent and shall be entitled to receive, to the extent of funds available therefor pursuant to Section 2.04, the Servicing Fees therefor accrued until such date. After such date, the Servicer agrees that it will terminate its activities as Servicer hereunder in a manner that the Administrative Agent believes will facilitate the transition of the performance of such activities to a successor Servicer, and the successor Servicer shall assume each and all of the Servicer's obligations to service and administer the Collateral Portfolio, on the terms and subject to the conditions herein set forth, and the Servicer shall use its best efforts to assist the successor Servicer in assuming such obligations.

(c)   Appointment of Replacement Servicer. At any time following the delivery of a Servicer Termination Notice, the Administrative Agent may, at its discretion, (i) appoint SMBC (or an Affiliate thereof) as Servicer under this Agreement and, in such case, all authority, power, rights and obligations of the Servicer shall pass to and be vested in SMBC (or an Affiliate thereof) or (ii) appoint a new Servicer which shall be an Eligible Replacement (as defined below) as the replacement Servicer (the "Replacement Servicer"), which appointment shall take effect upon the Replacement Servicer accepting such appointment by a written assumption in a form satisfactory to the Administrative Agent in its sole discretion. In the event that SMBC (or an Affiliate thereof) or a Replacement Servicer has not accepted its appointment at the time when the Servicer ceases to act as Servicer, the Administrative Agent shall petition a court of competent jurisdiction to appoint any established financial institution, having a net worth of not less than United States $50,000,000 and whose regular business includes the servicing of assets similar to the Collateral Portfolio (each, an "Eligible Replacement"), as the Replacement Servicer hereunder.

(d)   Liabilities and Obligations of Replacement Servicer. Upon its appointment, SMBC (or an Affiliate thereof) or the Replacement Servicer, as applicable, shall be the successor in all respects to the Servicer with respect to servicing functions under this Agreement and shall be subject to all the responsibilities, duties and liabilities relating thereto placed on the Servicer by the terms and provisions hereof, and all references in this Agreement to the Servicer shall be deemed to refer to SMBC (or an Affiliate thereof) or the Replacement Servicer, as applicable; *provided* that SMBC (or an Affiliate thereof) or Replacement Servicer, as applicable, shall have (i) no liability with respect to any action performed by the terminated Servicer prior to the date that SMBC (or an Affiliate thereof) or Replacement Servicer, as applicable, becomes the successor to the Servicer or any claim of a third party based on any alleged action or inaction of the terminated Servicer, (ii) no obligation to perform any advancing obligations, if any, of the Servicer unless it elects to in its sole discretion, (iii) no obligation to pay any Taxes required to be paid by the Servicer (*provided* that SMBC (or an Affiliate thereof) or Replacement Servicer, as applicable, shall pay any income Taxes for which it is liable), (iv) no obligation to pay any of the fees and expenses of any other party to the transactions contemplated hereby, and (v) no liability or obligation with respect to any Servicer indemnification obligations of any prior Servicer, including the original Servicer. The indemnification obligations of SMBC (or an Affiliate thereof) or the Replacement Servicer, as applicable, upon becoming a Replacement Servicer, are expressly limited to those arising on account of its failure to act in good faith and with reasonable care under the circumstances. In addition, SMBC (or an Affiliate thereof) or Replacement Servicer, as applicable, shall have no liability relating to the representations and warranties of the Servicer contained in Section 4.03.

(e)   Authority and Power. All authority and power granted to the Servicer under this Agreement shall automatically cease and terminate upon termination of this Agreement and shall pass to and be vested in the Borrower and, without limitation, the Borrower is hereby authorized and empowered to execute and deliver, on behalf of the Servicer, as attorney-in-fact or otherwise, all documents and other instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such transfer of servicing rights. The Servicer agrees to cooperate with the Borrower in effecting the termination of the responsibilities and rights of the Servicer to conduct servicing of the Collateral Portfolio.

(f)   Subcontracts. The Servicer may, with the prior written consent of the Administrative Agent, subcontract with any other Person for servicing, administering or collecting the Collateral Portfolio; *provided* that (i) the Servicer shall select any such Person with reasonable care and shall be solely responsible for the fees and expenses payable to any such Person, (ii) the Servicer shall not be relieved of, and shall remain liable for, the performance of the duties and obligations of the Servicer pursuant to the terms hereof without regard to any subcontracting arrangement and (iii) any such subcontract shall be terminable upon the occurrence of a Servicer Termination Event. The Administrative Agent hereby acknowledges that the Servicer has engaged Fifth Street Management LLC in accordance with terms of the Management Agreement, a copy of which has been previously delivered to the Administrative Agent.

(g)   Waiver. The Borrower acknowledges that the Administrative Agent or any of its Affiliates may act as the Collateral Agent and/or the Servicer, and the Borrower waives any and all claims against the Administrative Agent, each Lender or any of their respective Affiliates, the Collateral Agent and the Servicer (other than claims relating to such party's gross negligence or willful misconduct) relating in any way to the custodial or collateral administration functions having been performed by the Administrative Agent or any of its Affiliates in accordance with the terms and provisions (including the standard of care) set forth in the Transaction Documents.

SECTION 6.02   Duties of the Servicer.

(a)   Duties. The Servicer shall take or cause to be taken all such actions as may be necessary or advisable to service, administer and collect on the Collateral Portfolio from time to time, all in accordance with Applicable Law and the Servicing Standard. Prior to the occurrence of a Servicer Termination Event, but subject to the terms of this Agreement (including, without limitation, Section 6.04), the Servicer has the sole and exclusive authority to make any and all decisions with respect to the Collateral Portfolio and take or refrain from taking any and all actions with respect to the Collateral Portfolio. Without limiting the foregoing, the duties of the Servicer shall include the following:

(i)   supervising the Collateral Portfolio, including communicating with Obligors, executing amendments, providing consents and waivers, enforcing and collecting on the Collateral Portfolio and otherwise managing the Collateral Portfolio on behalf of the Borrower;

(ii)   maintaining all necessary servicing records with respect to the Collateral Portfolio and providing such reports to the Administrative Agent and each Lender in respect of the servicing of the Collateral Portfolio (including information relating to its performance under this Agreement) as may be required hereunder or as the Administrative Agent or any Lender may reasonably request;

(iii)   maintaining and implementing administrative and operating procedures (including, without limitation, an ability to recreate servicing records evidencing the Collateral Portfolio in the event of the destruction of the originals thereof) and keeping and maintaining all documents, books, records and other information reasonably necessary or advisable for the collection of the Collateral Portfolio;

(iv)   promptly delivering to the Administrative Agent and each Lender, from time to time, such information and servicing records (including information relating to its performance under this Agreement) as the Administrative Agent and each Lender may from time to time reasonably request;

(v)   identifying each Loan Asset clearly and unambiguously in its servicing records to reflect that such Loan Asset is owned by the Borrower and that the Borrower is Pledging a security interest therein to the Secured Parties pursuant to this Agreement;

(vi)   notifying the Administrative Agent and each Lender of any material action, suit, proceeding, dispute, offset, deduction, defense or counterclaim (1) that is or is threatened to be asserted by an Obligor with respect to any Loan Asset (or portion thereof) of which it has knowledge or has received notice; or (2) that could reasonably be expected to have a Material Adverse Effect;

(vii)   using its best efforts to maintain the perfected security interest of the Collateral Agent, for the benefit of the Secured Parties, in the Collateral Portfolio;

(viii)   maintaining the Loan Asset File with respect to Loan Assets included as part of the Collateral Portfolio; *provided* that, so long as the Servicer is in possession of any Required Loan Documents, the Servicer will hold such Required Loan Documents in a fireproof safe or fireproof file cabinet;

(ix)   directing the Collateral Agent to make payments pursuant to the terms of the Servicing Report in accordance with Section 2.04;

(x)   directing the sale or substitution of Collateral Portfolio in accordance with Section 2.07;

(xi)   providing advice to the Borrower with respect to the purchase and sale of and payment for the Loan Assets;

(xii)   instructing the Obligors and the administrative agents on the Loan Assets to make payments directly into the Collection Account established and maintained with the Collateral Agent;

(xiii)   delivering the Loan Asset Files and the Loan Asset Schedule to the Collateral Custodian; and

(xiv)   complying with such other duties and responsibilities as may be required of the Servicer by this Agreement.

It is acknowledged and agreed that in circumstances in which a Person other than the Borrower, the Transferor (so long as the Transferor is also the Servicer) or the Servicer acts as lead agent with respect to any Loan Asset, the Servicer shall perform its servicing duties hereunder only to the extent a lender under the related loan syndication Loan Agreements has the right to do so. Notwithstanding anything to the contrary contained herein, it is acknowledged and agreed that the performance by the Servicer of its duties hereunder shall be limited insofar as such performance would conflict with or result in a breach of any of the express terms of the related Loan Agreements; *provided* that the Servicer shall (a) provide prompt written notice to the Administrative Agent upon becoming aware of such conflict or breach, (b) have determined that there is no other commercially reasonable performance that it could render consistent with the express terms of the Loan Agreements which would result in all or a portion of the servicing duties being performed in accordance with this Agreement, and (c) undertake all commercially reasonable efforts to mitigate the effects of such non-performance including performing as much of the servicing duties as possible and performing such other commercially reasonable and/or similar duties consistent with the terms of the Loan Agreements.

(b)   Notwithstanding anything to the contrary contained herein, the exercise by the Administrative Agent, the Collateral Agent, each Lender and the Secured Parties of their rights hereunder shall not release the Servicer, the Transferor or the Borrower from any of their duties or responsibilities with respect to the Collateral Portfolio. The Secured Parties, the Administrative Agent, each Lender and the Collateral Agent shall not have any obligation or liability with respect to any Collateral Portfolio, nor shall any of them be obligated to perform any of the obligations of the Servicer hereunder.

(c)   Any payment by an Obligor in respect of any Indebtedness owed by it to the Transferor or the Borrower shall, except as otherwise specified by such Obligor or otherwise required by contract or law and unless otherwise instructed by the Administrative Agent, be applied as a collection of a payment by such Obligor (starting with the oldest such outstanding payment due) to the extent of any amounts then due and payable thereunder before being applied to any other receivable or other obligation of such Obligor.

SECTION 6.03 Authorization of the Servicer.

(a)   Each of the Borrower, the Administrative Agent and each Lender hereby authorizes the Servicer (including any successor thereto) to take any and all reasonable steps in its name and on its behalf necessary or desirable in the determination of the Servicer and not inconsistent with the sale of the Collateral Portfolio by the Transferor to the Borrower under the Purchase and Sale Agreement and, thereafter, the Pledge by the Borrower to the Collateral Agent on behalf of the Secured Parties hereunder, to collect all amounts due under any and all Collateral Portfolio, including, without limitation, endorsing any of their names on checks and other instruments representing Interest Collections and Principal Collections, executing and delivering any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Collateral Portfolio and, after the delinquency of any Collateral Portfolio and to the extent permitted under and in compliance with Applicable Law, to commence proceedings with respect to enforcing payment thereof, to the same extent as the Transferor could have done if it had continued to own such Collateral Portfolio. The Transferor, the Borrower and the Collateral Agent on behalf of the Secured Parties shall furnish the Servicer (and any successors thereto) with any powers of attorney and other documents necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder, and shall cooperate with the Servicer to the fullest extent in order to ensure the collectability of the Collateral Portfolio. In no event shall the Servicer be entitled to make the Secured Parties, the Administrative Agent, the Collateral Agent or any Lender a party to any litigation without such party's express prior written consent, or to make the Borrower a party to any litigation (other than any routine foreclosure or similar collection procedure) without the Administrative Agent's and each Lender's consent.

(b)   After the declaration of the Facility Maturity Date, at the direction of the Administrative Agent, the Servicer shall take such action as the Administrative Agent may deem necessary or advisable to enforce collection of the Collateral Portfolio; *provided* that the Administrative Agent may, at any time that an Event of Default has occurred, notify any Obligor with respect to any Collateral Portfolio of the assignment of such Collateral Portfolio to the Collateral Agent on behalf of the Secured Parties and direct that payments of all amounts due or to become due be made directly to the Administrative Agent or any servicer, collection agent or account designated by the Administrative Agent and, upon such notification and at the expense of the Borrower, the Administrative Agent may enforce collection of any such Collateral Portfolio, and adjust, settle or compromise the amount or payment thereof.

SECTION 6.04 Collection of Payments; Accounts.

(a)   Collection Efforts, Modification of Collateral Portfolio . The Servicer will use its commercially reasonable efforts and judgment to collect or cause to be collected, all payments called for under the terms and provisions of the Loan Assets included in the Collateral Portfolio as and when the same become due, all in accordance with the Servicing Standard. The Servicer may not waive, modify or otherwise vary any provision of an item of Collateral Portfolio in a manner that would impair the collectability of the Collateral Portfolio or in any manner contrary to the Servicing Standard. In addition, neither the Borrower nor the Servicer shall, without the prior written consent of the Administrative Agent, agree to waive, modify or otherwise vary any provision of a Loan Asset in the Collateral Portfolio if such waiver, modification or variation would increase the Borrower's commitment or outstanding loans thereunder or extend the maturity of any outstanding or committed loans of the Borrower thereunder ~~beyond the Stated Maturity Date~~so as to constitute a Material Modification pursuant to clause (b) of the definition of "Material Modification".

(b)   Acceleration. If consistent with the Servicing Standard, the Servicer shall accelerate or vote to accelerate, as applicable, the maturity of all or any Scheduled Payments and other amounts due under any Loan Asset promptly after such Loan Asset becomes defaulted.

(c)   Taxes and other Amounts. The Servicer will use its best efforts to collect all payments with respect to amounts due for Taxes, assessments and insurance premiums relating to each Loan Asset to the extent required to be paid to the Borrower for such application under the applicable Loan Agreement and remit such amounts to the appropriate Governmental Authority or insurer as required by the Loan Agreements.

(d)   Payments to Collection Account. On or before the applicable Cut-Off Date, the Servicer shall have instructed all Obligors to make all payments in respect of the Collateral Portfolio directly to the Collection Account; *provided* that the Servicer is not required to so instruct any Obligor which is solely a guarantor or other surety (or an Obligor that is not designated as the "lead borrower" or another such similar term) unless and until the Servicer calls on the related guaranty or secondary obligation.

(e)   Controlled Accounts. Each of the parties hereto hereby agrees that (i) each Controlled Account is intended to be a "securities account" or "deposit account" within the meaning of the UCC and (ii) except as otherwise expressly provided herein and in the Control Agreement prior to the delivery of a Notice of Exclusive Control (as defined in the Control Agreement), the Borrower, the Servicer and the Collateral Agent (acting at the direction of the Administrative Agent) shall be entitled to exercise the rights that comprise each Financial Asset held in each Controlled Account which is a securities account and have the right to direct the disposition of funds in any Controlled Account which is a deposit account; *provided* that after the delivery of a Notice of Exclusive Control (as defined in the Control Agreement), such rights shall be exclusively held by the Collateral Agent (acting at the direction of the Administrative Agent). Each of the parties hereto hereby agrees to cause the securities intermediary that holds any money or other property for the Borrower in a Controlled Account that is a securities account to agree with the parties hereto that (A) the cash and other property (subject to Section 6.04(f) below with respect to any property other than investment property, as defined in Section 9-102(a)(49) of the UCC) is to be treated as a Financial Asset under Article 8 of the UCC and (B) regardless of any provision in any other agreement, for purposes of the UCC, with respect to the Controlled Accounts, New York shall be deemed to be the Account Bank's jurisdiction (within the meaning of Section 9-304 of the UCC) and the securities intermediary's jurisdiction (within the meaning of Section 8-110 of the UCC). All securities or other property underlying any Financial Assets credited to the Controlled Accounts in the form of securities or instruments shall be registered in the name of the Account Bank or if in the name of the Borrower or the Collateral Agent, Indorsed to the Account Bank, Indorsed in blank, or credited to another securities account maintained in the name of the Account Bank, and in no case will any Financial Asset credited to the Controlled Accounts be registered in the name of the Borrower, payable to the order of the Borrower or specially Indorsed to the Borrower, except to the extent the foregoing have been specially Indorsed to the Account Bank or Indorsed in blank.

(f) Loan Agreements. Notwithstanding any term hereof (or any term of the UCC that might otherwise be construed to be applicable to a "securities intermediary" as defined in the UCC) to the contrary, none of the Collateral Agent, the Collateral Custodian nor any securities intermediary shall be under any duty or obligation in connection with the acquisition by the Borrower, or the grant by the Borrower to the Collateral Agent, of any Loan Asset in the nature of a loan or a participation in a loan to examine or evaluate the sufficiency of the documents or instruments delivered to it by or on behalf of the Borrower under the related Loan Agreements, or otherwise to examine the Loan Agreements, in order to determine or compel compliance with any applicable requirements of or restrictions on transfer (including without limitation any necessary consents). The Collateral Custodian shall hold any Instrument delivered to it evidencing any Loan Asset granted to the Collateral Agent hereunder as custodial agent for the Collateral Agent in accordance with the terms of this Agreement.

(g) Adjustments. If (i) the Servicer makes a deposit into the Collection Account in respect of an Interest Collection or a Principal Collection of a Loan Asset and such Interest Collection or Principal Collection was received by the Servicer in the form of a check that is not honored for any reason or (ii) the Servicer makes a mistake with respect to the amount of any Interest Collection or Principal Collection and deposits an amount that is less than or more than the actual amount of such Interest Collection or Principal Collection, the Servicer shall appropriately adjust the amount subsequently deposited into the Collection Account to reflect such dishonored check or mistake. Any Scheduled Payment in respect of which a dishonored check is received shall be deemed not to have been paid.

SECTION 6.05 Realization Upon Loan Assets. The Servicer will use reasonable efforts consistent with the Servicing Standard to foreclose upon or repossess, as applicable, or otherwise comparably convert the ownership of any Underlying Collateral relating to a Defaulted Loan Asset as to which no satisfactory arrangements can be made for collection of delinquent payments. The Servicer will comply with the Servicing Standard and Applicable Law in realizing upon such Underlying Collateral, and employ practices and procedures including reasonable efforts consistent with the Servicing Standard to enforce all obligations of Obligors foreclosing upon, repossessing and causing the sale of such Underlying Collateral at public or private sale in circumstances other than those described in the preceding sentence. Without limiting the generality of the foregoing, unless the Administrative Agent has specifically given instruction to the contrary, the Servicer may cause the sale of any such Underlying Collateral to the Servicer or its Affiliates for a purchase price equal to the then fair value thereof, any such sale to be evidenced by a certificate of a Responsible Officer of the Servicer delivered to the Administrative Agent setting forth the Loan Asset, the Underlying Collateral, the sale price of the Underlying Collateral and certifying that such sale price is the fair value of such Underlying Collateral. In any case in which any such Underlying Collateral has suffered damage, the Servicer will not expend funds in connection with any repair or toward the foreclosure or repossession of such Underlying Collateral unless it reasonably determines that such repair and/or foreclosure or repossession will increase the Recoveries by an amount greater than the amount of such expenses. The Servicer will remit to the Collection Account the Recoveries received in connection with the sale or disposition of Underlying Collateral relating to a Defaulted Loan Asset.

SECTION 6.06   Servicing Compensation. As compensation for its activities hereunder and reimbursement for its expenses, the Servicer shall be entitled to be paid the Servicing Fees as provided in Section 2.04.

SECTION 6.07   Payment of Certain Expenses by Servicer. The Servicer will be required to pay all expenses incurred by it in connection with its activities under this Agreement, including fees and disbursements of its independent accountants, Taxes imposed on the Servicer, expenses incurred by the Servicer in connection with payments and reports pursuant to this Agreement, and all other fees and expenses not expressly stated under this Agreement for the account of the Borrower. The Servicer will be required to pay all reasonable fees and expenses owing to any bank or trust company in connection with the maintenance of the Controlled Accounts. The Servicer shall be required to pay such expenses for its own account and shall not be entitled to any payment therefor other than the Servicing Fees.

SECTION 6.08   Reports to the Administrative Agent; Account Statements; Servicing Information.

(a)   Notice of Borrowing. Not later than 1:00 p.m. on the third Business Day before the Advance Date for a LIBOR Advance and not later than 11:00 a.m. on the Advance Date for a Base Rate Advance and on each reduction of Advances Outstanding pursuant to Section 2.18, the Borrower (and the Servicer on its behalf) will provide a Notice of Borrowing or a Notice of Reduction, as applicable, and a Borrowing Base Certificate, each updated as of such date, to the Administrative Agent and each Lender (with a copy to the Collateral Agent).

(b)   Asset Report and Servicing Report. (i) On the 5th Business Day of each calendar month, the Servicer will provide to the Borrower, each Lender, the Administrative Agent and the Collateral Agent a monthly statement including the following information, as of the last Business Day of the preceding calendar month, (A) the current list of Obligors and the Outstanding Balance of each Loan Asset with respect to each such Obligor, (B) the current rating(s) of the Loan Assets by Moody's or S&P, or both, if applicable, (C) a list of all Defaulted Loan Assets, (D) an accounting of collections with respect to the Loan Assets, (E) the aggregate Outstanding Balance of all Loan Assets as of such day, (F) the Advances Outstanding as of such day and (G) the difference between the aggregate Outstanding Balance and the Advances Outstanding as of such day and (ii) on each Reporting Date and each Advance Date, the Servicer will provide to the Borrower, each Lender, the Administrative Agent and the Collateral Agent, a monthly statement including (A) a Borrowing Base Certificate calculated as of the most recent Payment Date Cut-Off, (B) a summary prepared with respect to each Obligor and with respect to each Loan Asset for such Obligor prepared as of the most recent Payment Date Cut-Off that will be required to set forth (x) covenant compliance for each such Loan Asset, (y) whether or not each such Loan Asset shall have become subject to an amendment, restatement, supplement, waiver or other modification and whether such amendment, restatement, supplement, waiver or other modification is a Material Modification and (z) the Fair Market Value and (if applicable) the purchase price of each such Loan Asset, (C) all scheduled and unscheduled repayments with respect to any Loan Assets during the related calendar month and (D) amounts to be remitted pursuant to Section 2.04 to the applicable parties (which shall include any applicable wiring instructions of the parties receiving payment) (such monthly statement, a "Servicing Report"), with respect to related calendar month signed by a Responsible Officer of the Servicer and the Borrower and substantially in the form of Exhibit J.

(c) Servicer's Certificate. Together with each Servicing Report, the Servicer shall submit to the Administrative Agent, each Lender and the Collateral Agent a certificate substantially in the form of Exhibit K (a "Servicer's Certificate"), signed by a Responsible Officer of the Servicer, which shall include a certification by such Responsible Officer that no Event of Default or Unmatured Event of Default has occurred.

(d) Financial Statements. The Servicer will submit to the Administrative Agent, each Lender and the Collateral Agent, (i) within 60 days after the end of each of its first three fiscal quarters (excluding the fiscal quarter ending on the date specified in clause (ii)), commencing December 31, 2011, consolidated unaudited financial statements and quarterly investor letters of the Servicer for the most recent fiscal quarter, and (ii) within 90 days after the end of each fiscal year, commencing with the fiscal year ended September 30, 2011, consolidated audited financial statements of the Servicer, audited by a firm of nationally recognized independent public accountants, as of the end of such fiscal year.

(e) Tax Returns. The Servicer shall deliver to the Administrative Agent, each Lender, and the Collateral Agent copies of all federal, state and local tax returns and reports filed by the Borrower, the Transferor and the Servicer, or in which the Borrower, the Transferor or Servicer was included on a consolidated or combined basis (excluding sales, use and similar Taxes) within 15 days after the earlier of (i) the date such federal, state or local tax returns were filed or (ii) the date such federal, state or local tax returns are required to be filed under Applicable Law.

(f) Obligor Financial Statements; Valuation Reports; Other Reports. The Servicer will deliver to the Administrative Agent, the Lenders and the Collateral Agent, with respect to each Obligor, (i) to the extent received by the Borrower and/or the Servicer pursuant to the Loan Agreement, the complete financial reporting package with respect to such Obligor and with respect to each Loan Asset for such Obligor provided to the Borrower and/or the Servicer either monthly or quarterly, as the case may be, by such Obligor, which delivery shall be made within 10 days after Servicer's or Borrower's receipt thereof, and (ii) asset and portfolio level monitoring reports prepared by the Servicer with respect to the Loan Assets, which delivery shall be made within 60 days of the end of each calendar month. The Servicer will promptly deliver to the Administrative Agent and any Lender, upon reasonable request and to the extent received by the Borrower and/or the Servicer, all other documents and information required to be delivered by the Obligors to the Borrower with respect to any Loan Asset included in the Collateral Portfolio.

(g) Amendments to Loan Assets. The Servicer will deliver to the Administrative Agent, the Lenders and the Collateral Custodian a copy of any amendment, restatement, supplement, waiver or other modification to the Loan Agreement of any Loan Asset (along with any internal documents prepared by the Servicer and provided to its investment committee in connection with such amendment, restatement, supplement, waiver or other modification) within 10 Business Days of the effectiveness of such amendment, restatement, supplement, waiver or other modification.

(h)   Website Access to Information . Notwithstanding anything to the contrary contained herein, information required to be delivered or submitted to any Secured Party pursuant to Section 5.03(h) and this Article VI shall be deemed to have been delivered on the date on which such information is posted on a Deal Interactive (or other replacement) website to which the Administrative Agent and Lenders have access or upon receipt of such information through e-mail or another delivery method acceptable to the Administrative Agent.

SECTION 6.09   Annual Statement as to Compliance . The Servicer will provide to the Administrative Agent, each Lender and the Collateral Agent within 90 days following the end of each fiscal year of the Servicer, commencing with the fiscal year ending on September 30, 2011, a fiscal report signed by a Responsible Officer of the Servicer certifying that (a) a review of the activities of the Servicer, and the Servicer's performance pursuant to this Agreement, for the fiscal period ending on the last day of such fiscal year has been made under such Person's supervision and (b) the Servicer has performed or has caused to be performed in all material respects all of its obligations under this Agreement throughout such year and no Servicer Termination Event has occurred.

SECTION 6.10   Annual Independent Public Accountant's Servicing Reports . The Servicer will cause a firm of nationally recognized independent public accountants (who may also render other services to the Servicer) to furnish to the Administrative Agent, each Lender and the Collateral Agent within 90 days following the end of each fiscal year of the Servicer, commencing with the fiscal year ending on September 30, 2012, a report covering such fiscal year to the effect that such accountants have applied certain agreed-upon procedures (a copy of which procedures are attached hereto as Schedule III, it being understood that the Servicer and the Administrative Agent will provide an updated Schedule III reflecting any further amendments to such Schedule III prior to the issuance of the first such agreed-upon procedures report, a copy of which shall replace the then existing Schedule III) to certain documents and records relating to the Collateral Portfolio under any Transaction Document, compared the information contained in the Servicing Reports and the Servicer's Certificates delivered during the period covered by such report with such documents and records and that no matters came to the attention of such accountants that caused them to believe that such servicing was not conducted in compliance with this Article VI, except for such exceptions as such accountants shall believe to be immaterial and such other exceptions as shall be set forth in such statement.

SECTION 6.11   The Servicer Not to Resign. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon the Servicer's determination that (i) the performance of its duties hereunder is or becomes impermissible under Applicable Law and (ii) there is no reasonable action that the Servicer could take to make the performance of its duties hereunder permissible under Applicable Law. Any such determination permitting the resignation of the Servicer shall be evidenced as to clause (i) above by an Opinion of Counsel to such effect delivered to the Administrative Agent and each Lender. No such resignation shall become effective until a Replacement Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with Section 6.02.

ARTICLE VII.

EVENTS OF DEFAULT

SECTION 7.01   Events of Default. If any of the following events (each, an "Event of Default") shall occur:

(a)   (i) the Borrower shall enter into one or more agreements for borrowed money other than this Agreement or without the consent of the Administrative Agent or (ii) the Servicer or the Transferor defaults in making any payment required to be made under one or more agreements for borrowed money to which it is a party in an aggregate principal amount in excess of $10,000,000 and any such failure continues unremedied for two Business Days and such default is not cured within the applicable cure period, if any, provided for under such agreement; or

(b)   (1) the rendering of one or more final judgments, decrees or orders by a court or arbitrator of competent jurisdiction for the payment of money in excess individually or in the aggregate of $10,000,000 against the Transferor, or any amount against the Borrower, and the Transferor or the Borrower, as applicable, shall not have either (i) discharged or provided for the discharge of any such judgment, decree or order in accordance with its terms or (ii) perfected a timely appeal of such judgment, decree or order and caused the execution of same to be stayed during the pendency of the appeal or (2) the Transferor or the Borrower shall have made payments of amounts in excess of $10,000,000 (in the case of the Transferor) or any amount (in the case of the Borrower), in the settlement of any litigation, claim or dispute (excluding payments made from Insurance Proceeds); or

(c)   failure on the part of the Borrower, the Transferor or the Servicer to make any payment or deposit (including, without limitation, with respect to bifurcation and remittance of Interest Collections and Principal Collections or any other payment or deposit required to be made by the terms of the Transaction Documents, including, without limitation, to any Secured Party, Affected Party or Indemnified Party) required by the terms of any Transaction Document (other than Section 2.06) within two Business Days of the day such payment or deposit is required to be made; or

(d)   failure to pay, on the Facility Maturity Date, the outstanding principal of all Advances Outstanding and all Yield and all Fees accrued and unpaid thereon together with all other Obligations, including, but not limited to, any Make-Whole Premium; or

(e)   failure to remedy any Borrowing Base Deficiency within three Business Days in accordance with Section 2.06; *provided* that, during the period of time that such event remains unremedied, any payments required to be made by the Servicer on a Payment Date shall be made under Section 2.04(c); or

(f)   without limiting the generality of Section 7.01(c) above, failure of the Borrower to pay Yield within two Business Days of any Payment Date or within two Business Days of when otherwise due; or

(g)   any failure on the part of the Borrower or the Transferor duly to observe or perform in any material respect any other covenants or agreements of the Borrower or the Transferor set forth in this Agreement or the other Transaction Documents to which the Borrower or the Transferor is a party and the same continues unremedied for a period of 30 days (if such failure can be remedied) after the earlier to occur of (i) the date on which written notice of such failure requiring the same to be remedied shall have been given to the Borrower or the Transferor by the Administrative Agent, any Lender or Collateral Agent and (ii) the date on which the Borrower or the Transferor acquires knowledge thereof; or

(h)   the occurrence of a Bankruptcy Event relating to the Transferor or the Borrower; or

(i)   the occurrence of a Servicer Termination Event (*provided* that Fifth Street or an Affiliate is the Servicer) past any applicable notice or cure period provided in the definition thereof; or

(j)   the Borrower shall fail to qualify as a bankruptcy-remote entity based upon customary criteria such that reputable counsel could no longer render a substantive nonconsolidation opinion with respect to the Borrower and the Transferor; or

(k)   (1)   any Transaction Document, or any lien or security interest granted thereunder, shall (except in accordance with its terms), in whole or in part, terminate, cease to be effective or cease to be the legally valid, binding and enforceable obligation of the Borrower, the Transferor, or the Servicer,

(2)   the Borrower, the Transferor or the Servicer or any other party shall, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Transaction Document or any lien or security interest thereunder, or

(3)   any security interest securing any obligation under any Transaction Document shall, in whole or in part, cease to be a first priority perfected security interest except as otherwise expressly permitted to be released in accordance with the applicable Transaction Document; or

(l)   the Borrower shall become required to register as an "investment company" within the meaning of the 1940 Act or the arrangements contemplated by the Transaction Documents shall require registration as an "investment company" within the meaning of the 1940 Act; or

(m)   the Internal Revenue Service shall file notice of a lien pursuant to Section 6323 of the Code with regard to any assets of the Borrower or the Transferor and such lien shall not have been released within five Business Days, or the Pension Benefit Guaranty Corporation shall file notice of a lien pursuant to Section 4068 of ERISA with regard to any of the assets of the

Borrower or the Transferor and such lien shall not have been released within five Business Days; or

(n)   any Change of Control shall occur; or

(o)   any representation, warranty or certification made by the Borrower or the Transferor in any Transaction Document or in any document delivered pursuant to any Transaction Document shall prove to have been incorrect when made in any material respect, and continues to be unremedied for a period of 30 days after the earlier to occur of (i) the date on which written notice of such incorrectness requiring the same to be remedied shall have been given to the Borrower or the Transferor by the Administrative Agent or the Collateral Agent (which shall be given at the direction of the Administrative Agent) and (ii) the date on which a Responsible Officer of the Borrower or the Transferor acquires knowledge thereof; or

(p)   the Borrower ceases to have a valid, perfected ownership interest in all of the Collateral Portfolio; or

(q)   the Borrower makes any assignment of its respective rights or obligations under this Agreement or any other Transaction Document without first obtaining the specific written consent of each of the Lenders and the Administrative Agent, which consent may be withheld by any Lender or the Administrative Agent in the exercise of its sole and absolute discretion; or

(r)   the Borrower, the Servicer or the Transferor fails to observe or perform any covenant, agreement or obligation with respect to the management and distribution of funds received with respect to the Collateral Portfolio, and such failure is not cured within three Business Days; or

(s)   (i) failure of the Borrower to maintain at least one Independent Director, (ii) the removal of any Independent Director of the Borrower without "cause" (as such term is defined in the organizational document of the Borrower) or without giving prior written notice to the Administrative Agent and the Lenders, each as required in the organizational documents of the Borrower or (iii) an Independent Director of the Borrower which is not provided by CSC or a nationally recognized service reasonably acceptable to the Administrative Agent shall be appointed without the consent of the Administrative Agent;

then the Administrative Agent or all of the Lenders, may, by notice to the Borrower, declare the Facility Maturity Date to have occurred; *provided* that, in the case of any event described in Section 7.01(h) above, the Facility Maturity Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, (i) the Borrower shall cease purchasing Loan Assets from the Transferor under the Purchase and Sale Agreement, (ii) the Administrative Agent or all of the Lenders may declare the Advances to be immediately due and payable in full (without presentment, demand, protest or notice of any kind all of which are hereby waived by the Borrower) and any other Obligations to be immediately due and payable, and (iii) all proceeds and distributions in respect of the Portfolio Assets shall be distributed by the Collateral Agent (at the direction of the Administrative Agent) as described in Section 2.04(c) (*provided* that the Borrower shall in any event remain liable to pay such Advances Outstanding and all such amounts and Obligations immediately in accordance with Section 2.04(e) hereof). In addition, upon any such declaration or upon any such automatic occurrence, the Collateral Agent, on behalf of the Secured Parties and at the direction of the Administrative Agent, shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of the applicable jurisdiction and other Applicable Law, which rights shall be cumulative. Without limiting any obligation of the Servicer hereunder, the Borrower confirms and agrees that the Collateral Agent, on behalf of the Secured Parties and at the direction of the Administrative Agent, (or any designee thereof, including, without limitation, the Servicer), following an Event of Default, shall, at its option, have the sole right to enforce the Borrower's rights and remedies under each Assigned Document, but without any obligation on the part of the Administrative Agent, the Lenders or any of their respective Affiliates to perform any of the obligations of the Borrower under any such Assigned Document. If any Event of Default shall have occurred, the LIBOR Yield Rate and Base Rate Yield Rate shall be increased pursuant to the increase set forth in the definition of "Applicable Spread", effective as of the date of the occurrence of such Event of Default, and shall apply after the occurrence of such Event of Default.

SECTION 7.02   Additional Remedies of the Administrative Agent.

(a)   If, (i) upon the Administrative Agent's or the Lenders' declaration that the Advances Outstanding hereunder are immediately due and payable pursuant to Section 7.01 upon the occurrence of an Event of Default, or (ii) on the Facility Maturity Date, the aggregate outstanding principal amount of the Advances Outstanding, all accrued and unpaid Fees and Yield and any other Obligations are not immediately paid in full, then the Collateral Agent (acting as directed by the Administrative Agent) or the Administrative Agent, in addition to all other rights specified hereunder, shall have the right, in its own name and as agent for the Lenders, to immediately sell (at the Servicer's expense) in a commercially reasonable manner, in a recognized market (if one exists) at such price or prices as the Administrative Agent may reasonably deem satisfactory, any or all of the Collateral Portfolio and apply the proceeds thereof to the Obligations.

(b)   The parties recognize that it may not be possible to sell all of the Collateral Portfolio on a particular Business Day, or in a transaction with the same purchaser, or in the same manner because the market for the assets constituting the Collateral Portfolio may not be liquid. Accordingly, the Administrative Agent may elect, in its sole discretion, the time and manner of liquidating any of the Collateral Portfolio, and nothing contained herein shall obligate the Administrative Agent to liquidate any of the Collateral Portfolio on the date the Administrative Agent or all of the Lenders declares the Advances Outstanding hereunder to be immediately due and payable pursuant to Section 7.01 or to liquidate all of the Collateral Portfolio in the same manner or on the same Business Day.

(c)   If the Collateral Agent (acting as directed by the Administrative Agent) or the Administrative Agent proposes to sell the Collateral Portfolio or any part thereof in one or more parcels at a public or private sale, at the request of the Collateral Agent or the Administrative Agent, as applicable, the Borrower and the Servicer shall make available to (i) the Administrative Agent, on a timely basis, all information (including any information that the Borrower and the Servicer is required by law or contract to be kept confidential to the extent such information can be provided without violation of such laws or contracts) relating to the Collateral Portfolio subject to sale, including, without limitation, copies of any disclosure documents, contracts, financial statements of the applicable Obligors, covenant certificates and any other materials requested by the Administrative Agent, and (ii) each prospective bidder, on a timely basis, all reasonable information relating to the Collateral Portfolio subject to sale, including, without limitation, copies of any disclosure documents, contracts, financial statements of the applicable Obligors, covenant certificates and any other materials reasonably requested by each such bidder.

(d)   Each of the Borrower and the Servicer agrees, to the full extent that it may lawfully so agree, that neither it nor anyone claiming through or under it will set up, claim or seek to take advantage of any appraisement, valuation, stay, extension or redemption law now or hereafter in force in any locality where any Collateral Portfolio may be situated in order to prevent, hinder or delay the enforcement or foreclosure of this Agreement, or the absolute sale of any of the Collateral Portfolio or any part thereof, or the final and absolute putting into possession thereof, immediately after such sale, of the purchasers thereof, and each of the Borrower and the Servicer, for itself and all who may at any time claim through or under it, hereby waives, to the full extent that it may be lawful so to do, the benefit of all such laws, and any and all right to have any of the properties or assets constituting the Collateral Portfolio marshaled upon any such sale, and agrees that the Collateral Agent, or the Administrative Agent on its behalf, or any court having jurisdiction to foreclose the security interests granted in this Agreement may sell the Collateral Portfolio as an entirety or in such parcels as the Collateral Agent (acting at the direction of the Administrative Agent) or such court may determine.

(e)   Any amounts received from any sale or liquidation of the Collateral Portfolio pursuant to this Section 7.02 in excess of the Obligations will be applied by the Collateral Agent (as directed by the Administrative Agent) in accordance with the provisions of Section 2.04(c), or as a court of competent jurisdiction may otherwise direct.

(f)   The Administrative Agent and the Lenders shall have, in addition to all the rights and remedies provided herein and provided by applicable federal, state, foreign, and local laws (including, without limitation, the rights and remedies of a secured party under the UCC of any applicable state, to the extent that the UCC is applicable, and the right to offset any mutual debt and claim), all rights and remedies available to the Lenders at law, in equity or under any other agreement between any Lender and the Borrower.

(g)   Except as otherwise expressly provided in this Agreement, no remedy provided for by this Agreement shall be exclusive of any other remedy, each and every remedy shall be cumulative and in addition to any other remedy, and no delay or omission to exercise any right or remedy shall impair any such right or remedy or shall be deemed to be a waiver of any Event of Default.

(h)   Each of the Borrower and the Servicer hereby irrevocably appoints each of the Collateral Agent and the Administrative Agent its true and lawful attorney (with full power of substitution) in its name, place and stead and at its expense, in connection with the enforcement of the rights and remedies provided for in this Agreement, including without limitation the following powers: (a) to give any necessary receipts or acquittance for amounts collected or received hereunder, (b) to make all necessary transfers of the Collateral Portfolio in connection with any such sale or other disposition made pursuant hereto, (c) to execute and deliver for value all necessary or appropriate bills of sale, assignments and other instruments in connection with any such sale or other disposition, the Borrower and the Servicer hereby ratifying and confirming all that such attorney (or any substitute) shall lawfully do hereunder and pursuant hereto, and (d) to sign any agreements, orders or other documents in connection with or pursuant to any Transaction Document. Nevertheless, if so requested by the Collateral Agent or the Administrative Agent, the Borrower shall ratify and confirm any such sale or other disposition by executing and delivering to the Collateral Agent or the Administrative Agent all proper bills of sale, assignments, releases and other instruments as may be designated in any such request.

ARTICLE VIII.

INDEMNIFICATION

SECTION 8.01   Indemnities by the Borrower.

(a)   Without limiting any other rights which the Affected Parties, the Secured Parties, the Administrative Agent, the Lenders, the Collateral Agent or any of their respective Affiliates may have hereunder or under Applicable Law, the Borrower hereby agrees to indemnify the Affected Parties, the Secured Parties, Administrative Agent, the Lenders, the Collateral Agent and each of their respective Affiliates, assigns, officers, directors, employees and agents (each, an "Indemnified Party" for purposes of this Article VIII) from and against any and all damages, losses, claims, liabilities and related costs and expenses, including reasonable attorneys' fees and disbursements (all of the foregoing being collectively referred to as "Indemnified Amounts"), awarded against or actually incurred by such Indemnified Party arising out of or as a result of this Agreement or in respect of any of the Collateral Portfolio, excluding, however, Indemnified Amounts to the extent resulting solely from (a) gross negligence, bad faith or willful misconduct on the part of an Indemnified Party or (b) Loan Assets which are uncollectible due to the Obligor's financial inability to pay. Without limiting the foregoing, the Borrower shall indemnify each Indemnified Party for Indemnified Amounts relating to or resulting from any of the following (to the extent not resulting from the conditions set forth in (a) or (b) above):

(i)   any Loan Asset treated as or represented by the Borrower to be an Eligible Loan Asset which is not at the applicable time an Eligible Loan Asset, or the purchase by any party or origination of any Loan Asset which violates Applicable Law;

(ii)   reliance on any representation or warranty made or deemed made by the Borrower, the Servicer (if Fifth Street or one of its Affiliates is the Servicer) or any of their respective officers under or in connection with this Agreement or any Transaction Document, which shall have been false or incorrect in any respect when made or deemed made or delivered;

(iii)   the failure by the Borrower or the Servicer (if Fifth Street or one of its Affiliates is the Servicer) to comply with any term, provision or covenant contained in this Agreement or any agreement executed in connection with this Agreement, or with any

Applicable Law with respect to any item of Collateral Portfolio, or the nonconformity of any item of Collateral Portfolio with any such Applicable Law;

(iv)   the failure to vest and maintain vested in the Collateral Agent, for the benefit of the Secured Parties, a first priority perfected security interest in the Collateral Portfolio, free and clear of any Lien other than Permitted Liens, whether existing at the time of the related Advance or at any time thereafter;

(v)   on each Business Day prior to the Collection Date, the occurrence of a Borrowing Base Deficiency and the same continues unremedied for three Business Days;

(vi)   the failure to file, or any delay in filing, financing statements, continuation statements or other similar instruments or documents under the UCC of any applicable jurisdiction or other Applicable Law with respect to any Loan Assets included in the Collateral Portfolio or the other Portfolio Assets related thereto, whether at the time of any Advance or at any subsequent time;

(vii)   any dispute, claim, offset or defense (other than the discharge in bankruptcy of an Obligor) to the payment of any Loan Asset included in the Collateral Portfolio (including, without limitation, a defense based on such Loan Asset (or the Loan Agreement evidencing such Loan Asset) not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or services related to such Collateral Portfolio or the furnishing or failure to furnish such merchandise or services;

(viii)   any failure of the Borrower or the Servicer (if Fifth Street or one of its Affiliates is the Servicer) to perform its duties or obligations in accordance with the provisions of the Transaction Documents to which it is a party or any failure by Fifth Street, the Borrower or any Affiliate thereof to perform its respective duties under any Collateral Portfolio;

(ix)   any inability to obtain any judgment in, or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the Borrower or the Transferor to qualify to do business or file any notice or business activity report or any similar report;

(x)   any action taken by the Borrower or the Servicer in the enforcement or collection of the Collateral Portfolio which results in any claim, suit or action of any kind pertaining to the Collateral Portfolio or which reduces or impairs the rights of the Administrative Agent or Lender with respect to any Loan Asset or the value of any such Loan Asset;

(xi)   any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with the Underlying Collateral or services that are the subject of any Collateral Portfolio;

(xii) any claim, suit or action of any kind arising out of or in connection with Environmental Laws relating to the Borrower or the Collateral Portfolio, including any vicarious liability;

(xiii) the failure by the Borrower to pay when due any Taxes for which the Borrower is liable, including, without limitation, sales, excise or personal property Taxes payable in connection with the Collateral Portfolio;

(xiv) any repayment by the Administrative Agent, the Lenders or a Secured Party of any amount previously distributed in payment of Advances or payment of Yield or Fees or any other amount due hereunder, in each case which amount the Administrative Agent, the Lenders or a Secured Party believes in good faith is required to be repaid;

(xv) the commingling by the Borrower or the Servicer of payments and collections required to be remitted to the Collection Account or the Unfunded Exposure Account with other funds;

(xvi) any investigation, litigation or proceeding related to this Agreement (or the Transaction Documents), or the use of proceeds of Advances or the Collateral Portfolio, or the administration of the Loan Assets by the Borrower or the Servicer (unless such administration is carried out by SMBC or any of its Affiliates in the capacity of the Servicer, if applicable);

(xvii) any failure by the Borrower to give reasonably equivalent value to Transferor in consideration for the transfer by the Transferor to the Borrower of any item of Collateral Portfolio or any attempt by any Person to void or otherwise avoid any such transfer under any statutory provision or common law or equitable action, including, without limitation, any provision of the Bankruptcy Code;

(xviii) the use of the proceeds of any Advance in a manner other than as provided in this Agreement and the Transaction Documents; and/or

(xix) any failure of the Borrower, the Servicer or any of their respective agents or representatives to remit to the Collection Account within one Business Day of receipt, payments and collections with respect to the Collateral Portfolio remitted to the Borrower, the Servicer or any such agent or representative (other than such a failure on the part of SMBC or any of its Affiliates in the capacity of Servicer, if applicable).

(b) Any amounts subject to the indemnification provisions of this Section 8.01 shall be paid by the Borrower to the Administrative Agent on behalf of the applicable Indemnified Party within five Business Days following receipt by the Borrower of the Administrative Agent's written demand therefor on behalf of the applicable Indemnified Party (and the Administrative Agent shall pay such amounts to the applicable Indemnified Party promptly after the receipt by the Administrative Agent of such amounts). The Administrative Agent, on behalf of any Indemnified Party making a request for indemnification under this Section 8.01, shall submit to the Borrower a certificate setting forth in reasonable detail the basis for and the computations of the Indemnified

Amounts with respect to which such indemnification is requested, which certificate shall be conclusive absent demonstrable error.

(c)   If for any reason the indemnification provided above in this Section 8.01 is unavailable to the Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any losses, claims, damages or liabilities, then the Borrower or the Servicer, as the case may be, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by such Indemnified Party on the one hand and the Borrower or the Servicer, as the case may be, on the other hand but also the relative fault of such Indemnified Party as well as any other relevant equitable considerations.

(d)   If the Borrower has made any payments in respect of Indemnified Amounts to the Administrative Agent on behalf of an Indemnified Party pursuant to this Section 8.01 and such Indemnified Party thereafter collects any of such amounts from others, such Indemnified Party will promptly repay such amounts collected to the Borrower, without interest.

(e)   The obligations of the Borrower under this Section 8.01 shall survive the resignation or removal of the Administrative Agent, the Lenders, the Servicer or the Collateral Agent and the termination of this Agreement.

SECTION 8.02   Indemnities by Servicer.

(a)   Without limiting any other rights which any Indemnified Party may have hereunder or under Applicable Law, the Servicer hereby agrees to indemnify each Indemnified Party from and against any and all Indemnified Amounts, awarded against or incurred by any Indemnified Party as a consequence of any of the following, excluding, however, Indemnified Amounts to the extent resulting from gross negligence, bad faith or willful misconduct on the part of any Indemnified Party claiming indemnification hereunder:

(i)   the inclusion, in any computations made by it in connection with any Borrowing Base Certificate or other report prepared by it hereunder, of any Loan Assets which were not Eligible Loan Assets as of the date of any such computation;

(ii)   reliance on any representation or warranty made or deemed made by the Servicer or any of its officers under or in connection with this Agreement or any other Transaction Document, any Servicing Report, Servicer's Certificate or any other information or report delivered by or on behalf of the Servicer pursuant hereto, which shall have been false, incorrect or misleading in any respect when made or deemed made or delivered;

(iii)   the failure by the Servicer to comply with (A) any term, provision or covenant contained in this Agreement or any other Transaction Document, or any other agreement executed in connection with this Agreement, or (B) any Applicable Law applicable to it with respect to any Portfolio Assets;

(iv)   any litigation, proceedings or investigation against the Servicer;

(v)   any action or inaction by the Servicer that causes the Collateral Agent, for the benefit of the Secured Parties, not to have a first priority perfected security interest in the Collateral Portfolio, free and clear of any Lien other than Permitted Liens, whether existing at the time of the related Advance or any time thereafter;

(vi)   the commingling by the Servicer of payments and collections required to be remitted to the Collection Account or the Unfunded Exposure Account with other funds;

(vii)   any failure of the Servicer or any of its agents or representatives (including, without limitation, agents, representatives and employees of such Servicer acting pursuant to authority granted under Section 6.01 hereof) to remit to Collection Account, payments and collections with respect to Loan Assets remitted to the Servicer or any such agent or representative within two Business Days of receipt;

(viii)   the failure by the Servicer to perform any of its duties or obligations in accordance with the provisions of this Agreement or any other Transaction Document or errors or omissions related to such duties;

(ix)   failure or delay in assisting a successor Servicer in assuming each and all of the Servicer's obligations to service and administer the Collateral Portfolio, or failure or delay in complying with instructions from the Administrative Agent with respect thereto; and/or

(x)   any of the events or facts giving rise to a breach of any of the Servicer's representations, warranties, agreements and/or covenants set forth in Article IV, Article V or Article VI or this Agreement.

(b)   Any Indemnified Amounts shall be paid by the Servicer to the Administrative Agent, for the benefit of the applicable Indemnified Party, within two Business Days following receipt by the Servicer of the Administrative Agent's written demand therefor (and the Administrative Agent shall pay such amounts to the applicable Indemnified Party promptly after the receipt by the Administrative Agent of such amounts).

(c)   If the Servicer has made any indemnity payments to the Administrative Agent, on behalf of an Indemnified Party pursuant to this Section 8.02 and such Indemnified Party thereafter collects any of such amounts from others, such Indemnified Party will promptly repay such amounts collected to the Servicer, without interest.

(d)   The Servicer shall have no liability for making indemnification hereunder to the extent any such indemnification constitutes recourse for uncollectible or uncollected Loan Assets.

(e)   The obligations of the Servicer under this Section 8.02 shall survive the resignation or removal of the Administrative Agent, the Lenders, the Collateral Agent, the Account Bank or the Collateral Custodian and the termination of this Agreement.

(f) Any indemnification pursuant to this Section 8.02 shall not be payable from the Collateral Portfolio.

Each applicable Indemnified Party shall deliver to the Indemnifying Party under Section 8.01 and Section 8.02, within a reasonable time after such Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by such Indemnified Party relating to the claim giving rise to the Indemnified Amounts.

SECTION 8.03   Legal Proceedings. In the event an Indemnified Party becomes involved in any action, claim, or legal, governmental or administrative proceeding (an "Action") for which it seeks indemnification hereunder, the Indemnified Party shall promptly notify the other party or parties against whom it seeks indemnification (the "Indemnifying Party") in writing of the nature and particulars of the Action; provided that its failure to do so shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure has a material adverse effect on the Indemnifying Party. Upon written notice to the Indemnified Party acknowledging in writing that the indemnification provided hereunder applies to the Indemnified Party in connection with the Action (subject to the exclusion in the first sentence of Section 8.01, the first sentence of Section 8.02 or Section 8.02(d), as applicable), the Indemnifying Party may assume the defense of the Action at its expense with counsel reasonably acceptable to the Indemnified Party. The Indemnified Party shall have the right to retain separate counsel in connection with the Action, and the Indemnifying Party shall not be liable for the reasonable legal fees and expenses of the Indemnified Party after the Indemnifying Party has done so; provided that if the Indemnified Party determines in good faith that there may be a conflict between the positions of the Indemnified Party and the Indemnifying Party in connection with the Action, or that the Indemnifying Party is not conducting the defense of the Action in a manner reasonably protective of the interests of the Indemnified Party, the reasonable legal fees and expenses of the Indemnified Party shall be paid by the Indemnifying Party; provided, further, that the Indemnifying Party shall not, in connection with any one Action or separate but substantially similar or related Actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees or expenses of more than one separate firm of attorneys (and any required local counsel) for such Indemnified Party, which firm (and local counsel, if any) shall be designated in writing to the Indemnifying Party by the Indemnified Party. If the Indemnifying Party elects to assume the defense of the Action, it shall have full control over the conduct of such defense; provided that the Indemnifying Party and its counsel shall, as reasonably requested by the Indemnified Party or its counsel, consult with and keep them informed with respect to the conduct of such defense. The Indemnifying Party shall not settle an Action without the prior written approval of the Indemnified Party unless such settlement provides for the full and unconditional release of the Indemnified Party from all liability in connection with the Action. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection with the defense of the Action.

SECTION 8.04   After-Tax Basis. Indemnification under Section 8.01 and 8.02 shall be in an amount necessary to make the Indemnified Party whole after taking into account (i) any Tax consequences to the Indemnified Party of the receipt of the indemnity provided hereunder, including the effect of such Tax or refund on the amount of Tax measured by net income or profits that is or was payable by the Indemnified Party and (ii) all reductions in federal, state, local and foreign Taxes (including estimated Taxes) realized by the Indemnified Party as a result of the event(s) giving rise to such indemnity payment for all affected taxable years and periods.


ARTICLE IX.

THE ADMINISTRATIVE AGENT


SECTION 9.01   The Administrative Agent.

(a)   Appointment. Each Lender and each Secured Party hereby appoints and authorizes the Administrative Agent as its agent hereunder and hereby further authorizes the Administrative Agent to appoint additional agents to act on its behalf and for the benefit of each Lender and each Secured Party. Each Lender and each Secured Party further authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the other Transaction Documents as are delegated to the Administrative Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Transaction Document, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth in this Agreement, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Transaction Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" in this Agreement with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b)   Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Transaction Document by or through agents, employees or attorneys in fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney in fact that it selects with reasonable care

(c)   Administrative Agent's Reliance, Etc . Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Administrative Agent under or in connection with this Agreement or any of the other Transaction Documents, except for its or their own gross negligence or willful misconduct. Each Lender and each Secured Party hereby waives any and all claims against the Administrative Agent or any of its Affiliates for any action taken or omitted to be taken by the Administrative Agent or any of its Affiliates under or in connection with this Agreement or any of the other Transaction Documents, except for its or their own gross negligence or willful misconduct. Without limiting the foregoing, the Administrative Agent: (i) may consult with legal counsel (including counsel for the Borrower or the Transferor), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (ii) makes no warranty or representation and shall not be responsible for any statements, warranties or representations made in or in connection with this Agreement; (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or any of the other Transaction Documents on the part of the Borrower, the Transferor, or the Servicer or to inspect the property (including the books and records) of the Borrower, the Transferor, or the Servicer; (iv) shall not be responsible for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any of the other Transaction Documents or any other instrument or document furnished pursuant hereto or thereto; and (v) shall incur no liability under or in respect of this Agreement or any of the other Transaction Documents by acting upon any notice (including notice by telephone), consent, certificate or other instrument or writing (which may be by facsimile) believed by it to be genuine and signed or sent by the proper party or parties.

(d)   Actions by Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document unless it shall first receive such advice or concurrence of the Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Transaction Document in accordance with a request or consent of the Lenders; *provided* that, notwithstanding anything to the contrary herein, the Administrative Agent shall not be required to take any action hereunder if the taking of such action, in the reasonable determination of the Administrative Agent, shall be in violation of any Applicable Law or contrary to any provision of this Agreement or shall expose the Administrative Agent to liability hereunder or otherwise. In the event the Administrative Agent requests the consent of a Lender pursuant to the foregoing provisions and the Administrative Agent does not receive a consent (either positive or negative) from such Person within ten Business Days of such Person's receipt of such request, then such Lender shall be deemed to have declined to consent to the relevant action.

(e)   Notice of Event of Default, Unmatured Event of Default or Servicer Termination Event. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of an Event of Default, Unmatured Event of Default or Servicer Termination Event, unless the Administrative Agent has received written notice from a Lender, the Borrower or the Servicer referring to this Agreement, describing such Event of Default, Unmatured Event of Default or Servicer Termination Event and stating that such notice is a "Notice of Event of Default," "Notice of Unmatured Event of Default" or "Notice of Servicer Termination Event," as applicable. The Administrative Agent shall (subject to Section 9.01(c)) take such action with respect to such Event of Default, Unmatured Event of Default or Servicer Termination Event as may be requested by the Lenders acting jointly or as the Administrative Agent shall deem advisable or in the best interest of the Lenders.

(f)   Credit Decision with Respect to the Administrative Agent. Each Lender and each Secured Party acknowledges that none of the Administrative Agent or any of its Affiliates has made any representation or warranty to it, and that no act by the Administrative Agent hereinafter taken, including any consent to and acceptance of any assignment or review of the affairs of the

Borrower, the Servicer, the Transferor or any of their respective Affiliates or review or approval of any of the Collateral Portfolio, shall be deemed to constitute any representation or warranty by any of the Administrative Agent or its Affiliates to any Lender as to any matter, including whether the Administrative Agent has disclosed material information in its possession. Each Lender and each Secured Party acknowledges that it has, independently and without reliance upon the Administrative Agent, or any of the Administrative Agent's Affiliates, and based upon such documents and information as it has deemed appropriate, made its own evaluation and decision to enter into this Agreement and the other Transaction Documents to which it is a party. Each Lender and each Secured Party also acknowledges that it will, independently and without reliance upon the Administrative Agent, or any of the Administrative Agent's Affiliates, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under this Agreement and the other Transaction Documents to which it is a party. Each Lender and each Secured Party hereby agrees that the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Borrower, the Servicer, the Transferor or their respective Affiliates which may come into the possession of the Administrative Agent or any of its Affiliates.

(g) <u>Indemnification of the Administrative Agent</u>. Each Lender agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower or the Servicer), ratably in accordance with such Lender's Pro Rata Share, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of this Agreement or any of the other Transaction Documents, or any action taken or omitted by the Administrative Agent hereunder or thereunder; *provided* that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct; *provided, further,* that no action taken in accordance with the directions of the Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this <u>Article IX</u>. Without limitation of the foregoing, each Lender agrees to reimburse the Administrative Agent, ratably in accordance with such Lender's respective Pro Rata Share, promptly upon demand for any reasonable out-of-pocket expenses (including counsel fees) incurred by the Administrative Agent in connection with the administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Transaction Documents, to the extent that such expenses are incurred in the interests of or otherwise in respect of the Lenders hereunder and/or thereunder and to the extent that the Administrative Agent is not reimbursed for such expenses by the Borrower or the Servicer.

(h) <u>Successor Administrative Agent</u>. The Administrative Agent may resign at any time, effective upon the appointment and acceptance of a successor Administrative Agent as provided below, by giving at least five days' written notice thereof to each Lender and the Borrower and may be removed at any time with cause by the Lenders and the Borrower acting jointly. Upon any such resignation or removal, the Lenders acting jointly shall appoint a successor Administrative Agent which shall be an Eligible Successor Agent (as defined below). Each Lender agrees that it shall not unreasonably withhold or delay its approval of the appointment of a successor Administrative Agent. If no such successor Administrative Agent shall have been so appointed, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent's giving of notice of resignation or the removal of the retiring Administrative Agent, then the retiring Administrative Agent may, on behalf of the Secured Parties, appoint a successor Administrative Agent which successor Administrative Agent shall be either (i) a commercial bank organized under the laws of the United States or of any state thereof and have a combined capital and surplus of at least $50,000,000 or (ii) an Affiliate of such a bank (each, an "Eligible Successor Agent"). Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Administrative Agent's resignation or removal hereunder as Administrative Agent, the provisions of this Article IX shall continue to inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement.

(i)   Payments by the Administrative Agent. Unless specifically allocated to a specific Lender pursuant to the terms of this Agreement, all amounts received by the Administrative Agent on behalf of the Lenders shall be paid by the Administrative Agent to the each Lender in accordance with such Lender's respective Pro Rata Shares in the applicable Advances Outstanding, or if there are no Advances Outstanding in accordance with each Lender's most recent Commitments, on the Business Day received by the Administrative Agent, unless such amounts are received after 12:00 noon on such Business Day, in which case the Administrative Agent shall use its reasonable efforts to pay such amounts to each Lender on such Business Day, but, in any event, shall pay such amounts to such Lender not later than the following Business Day.

ARTICLE X.

COLLATERAL AGENT

SECTION 10.01   Designation of Collateral Agent.

(a)   Initial Collateral Agent. Each of the Lenders and the Administrative Agent hereby designate and appoint SMBC as the Collateral Agent to act as its agent for the purposes of perfection of a security interest in the Collateral Portfolio and hereby authorizes the Collateral Agent to take such actions on its behalf and on behalf of each of the Secured Parties and to exercise such powers and perform such duties as are expressly granted to the Collateral Agent by this Agreement. The Collateral Agent hereby accepts such agency appointment to act as Collateral Agent pursuant to the terms of this Agreement, until its resignation or removal as Collateral Agent pursuant to the terms hereof.

(b)   Successor Collateral Agent. Upon the Collateral Agent's receipt of a Collateral Agent Termination Notice from the Administrative Agent of the designation of a successor Collateral Agent pursuant to the provisions of Section 10.05, the Collateral Agent agrees that it will terminate its activities as Collateral Agent hereunder.

SECTION 10.02   Duties of Collateral Agent.

(a)   Appointment. The Lenders and the Administrative Agent each hereby appoints SMBC to act as Collateral Agent, for the benefit of the Secured Parties. The Collateral Agent hereby accepts such appointment and agrees to perform the duties and obligations with respect thereto set forth herein.

(b)   Duties. On or before the initial Advance Date, and until its removal pursuant to Section 10.05, the Collateral Agent shall perform, on behalf of the Secured Parties, the following duties and obligations:

(i)   The Collateral Agent shall calculate amounts to be remitted pursuant to Section 2.04 to the applicable parties and notify the Servicer and the Administrative Agent in the event of any discrepancy between the Collateral Agent's calculations and the Servicing Report (such dispute to be resolved in accordance with Section 2.05);

(ii)   The Collateral Agent shall make payments pursuant to the terms of the Servicing Report or as otherwise directed in accordance with Sections 2.04 or 2.05 (the "Payment Duties").

(iii)   The Collateral Agent shall promptly provide to the Servicer a copy of all written notices and communications identified as being sent to it in connection with the Loan Assets and the other Collateral Portfolio held hereunder which it receives from the related Obligor, participating bank and/or agent bank. In no instance shall the Collateral Agent be under any duty or obligation to take any action on behalf of the Servicer in respect of the exercise of any voting or consent rights, or similar actions, unless it receives specific written instructions from the Servicer, prior to the occurrence of an Event of Default or the Administrative Agent, after the occurrence of Event of Default, in which event the Collateral Agent shall vote, consent or take such other action in accordance with such instructions.

(c)   (i)   The Administrative Agent, each Lender and each Secured Party further authorizes the Collateral Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the other Transaction Documents as are expressly delegated to the Collateral Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. In furtherance, and without limiting the generality of the foregoing, each Secured Party hereby appoints the Collateral Agent (acting at the direction of the Administrative Agent) as its agent to execute and deliver all further instruments and documents, and take all further action that the Administrative Agent deems necessary or desirable in order to perfect, protect or more fully evidence the security interests granted by the Borrower hereunder, or to enable any of them to exercise or enforce any of their respective rights hereunder, including, without limitation, the execution by the Collateral Agent as secured party/assignee of such financing or continuation statements, or amendments thereto or assignments thereof, relative to all or any of the Loan Assets now existing or hereafter arising, and such other instruments or notices, as may be necessary or appropriate for the purposes stated hereinabove. Nothing in this Section 10.02(c) shall be deemed to relieve the Borrower or the Servicer of their respective obligations to protect the interest of the Collateral Agent (for the benefit of the Secured Parties) in the Collateral Portfolio, including to file financing and continuation statements in respect of the Collateral Portfolio in accordance with Section 5.01(t).

(ii)   The Administrative Agent may direct the Collateral Agent to take any such incidental action hereunder. With respect to other actions which are incidental to the actions specifically delegated to the Collateral Agent hereunder, the Collateral Agent shall not be required to take any such incidental action hereunder, but shall be required to act or to refrain from acting (and shall be fully protected in acting or refraining from acting) upon the direction of the Administrative Agent; *provided* that the Collateral Agent shall not be required to take any action hereunder at the request of the Administrative Agent, any Secured Party or otherwise if the taking of such action, in the reasonable determination of the Collateral Agent, (x) shall be in violation of any Applicable Law or contrary to any provisions of this Agreement or (y) shall expose the Collateral Agent to liability hereunder or otherwise (unless it has received indemnity which it reasonably deems to be satisfactory with respect thereto). In the event the Collateral Agent requests the consent of the Administrative Agent to any incidental action hereunder and the Collateral Agent does not receive a consent (either positive or negative) from the Administrative Agent within 10 Business Days of its receipt of such request, then the Administrative Agent shall be deemed to have declined to consent to the relevant action.

(iii)   Except as expressly provided herein, the Collateral Agent shall not be under any duty or obligation to take any affirmative action to exercise or enforce any power, right or remedy available to it under this Agreement (x) unless and until (and to the extent) expressly so directed by the Administrative Agent or (y) prior to the Facility Maturity Date (and upon such occurrence, the Collateral Agent shall act in accordance with the written instructions of the Administrative Agent pursuant to clause (x)). The Collateral Agent shall not be liable for any action taken, suffered or omitted by it in accordance with the request or direction of any Secured Party, to the extent that this Agreement provides such Secured Party the right to so direct the Collateral Agent, or the Administrative Agent. The Collateral Agent shall not be deemed to have notice or knowledge of any matter hereunder, including an Event of Default, unless a Responsible Officer of the Collateral Agent has knowledge of such matter or written notice thereof is received by the Collateral Agent.

(d)   If, in performing its duties under this Agreement, the Collateral Agent is required to decide between alternative courses of action, the Collateral Agent may request written instructions from the Administrative Agent as to the course of action desired by it. If the Collateral Agent does not receive such instructions within two Business Days after it has requested them, the Collateral Agent may, but shall be under no duty to, take or refrain from taking any such courses of action. The Collateral Agent shall act in accordance with instructions received after such two Business Day period except to the extent it has already, in good faith, taken or committed itself to take, action inconsistent with such instructions. The Collateral Agent shall be entitled to rely on the advice of legal counsel and independent accountants in performing its duties hereunder and shall be deemed to have acted in good faith if it acts in accordance with such advice.

(e)   Concurrently herewith, the Administrative Agent directs the Collateral Agent and the Collateral Agent is authorized to enter into the Control Agreement. For the avoidance of doubt, all of the Collateral Agent's rights, protections and immunities provided herein shall apply to the Collateral Agent for any actions taken or omitted to be taken under the Control Agreement in such capacity.

SECTION 10.03   Merger or Consolidation.

Any Person (i) into which the Collateral Agent may be merged or consolidated, (ii) that may result from any merger or consolidation to which the Collateral Agent shall be a party, or (iii) that may succeed to the properties and assets of the Collateral Agent substantially as a whole, which Person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the Collateral Agent hereunder, shall be the successor to the Collateral Agent under this Agreement without further act of any of the parties to this Agreement.

SECTION 10.04   Collateral Agent Compensation.

As compensation for its Collateral Agent activities hereunder, the Collateral Agent shall be entitled to the Collateral Agent Fees and Collateral Agent Expenses from the Borrower, payable to the extent of funds available therefor pursuant to the provisions of Section 2.04. The Collateral Agent's entitlement to receive the Collateral Agent Fees shall cease on the earlier to occur of: (i) its removal as Collateral Agent pursuant to Section 10.05 or (ii) the termination of this Agreement.

SECTION 10.05   Collateral Agent Removal.

The Collateral Agent may be removed, with or without cause, by the Administrative Agent by notice given in writing to the Collateral Agent (the "Collateral Agent Termination Notice") ; *provided* that, notwithstanding its receipt of a Collateral Agent Termination Notice, the Collateral Agent shall continue to act in such capacity until a successor Collateral Agent has been appointed and has agreed to act as Collateral Agent hereunder; *provided* that the Collateral Agent shall continue to receive compensation of its fees and expenses in accordance with Section 10.04 above while so serving as the Collateral Agent prior to a successor Collateral Agent being appointed.

SECTION 10.06   Limitation on Liability.

(a)   The Collateral Agent may conclusively rely on and shall be fully protected in acting upon any certificate, instrument, opinion, notice, letter, telegram or other document delivered to it and that in good faith it reasonably believes to be genuine and that has been signed by the proper party or parties. The Collateral Agent may rely conclusively on and shall be fully protected in acting upon (a) the written instructions of any designated officer of the Administrative Agent or (b) the verbal instructions of the Administrative Agent.

(b)   The Collateral Agent may consult counsel satisfactory to it and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(c)   The Collateral Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it, in good faith, or for any mistakes of fact or law, or for anything that it may do or refrain from doing in connection herewith except in the case of its willful misconduct or grossly negligent performance or omission of its duties.

(d)   The Collateral Agent makes no warranty or representation and shall have no responsibility (except as expressly set forth in this Agreement) as to the content, enforceability, completeness, validity, sufficiency, value, genuineness, ownership or transferability of the Collateral Portfolio, and will not be required to and will not make any representations as to the validity or value (except as expressly set forth in this Agreement) of any of the Collateral Portfolio. The Collateral Agent shall not be obligated to take any legal action hereunder that might in its judgment involve any expense or liability unless it has been furnished with an indemnity reasonably satisfactory to it.

(e)   The Collateral Agent shall have no duties or responsibilities except such duties and responsibilities as are specifically set forth in this Agreement and no covenants or obligations shall be implied in this Agreement against the Collateral Agent. Notwithstanding any provision to the contrary elsewhere in the Transaction Documents, the Collateral Agent shall not have any fiduciary relationship with any party hereto or any Secured Party in its capacity as such, and no implied covenants, functions, obligations or responsibilities shall be read into this Agreement, the other Transaction Documents or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing, it is hereby expressly agreed and stipulated by the other parties hereto that the Collateral Agent shall not be required to exercise any discretion hereunder and shall have no investment or management responsibility.

(f)   The Collateral Agent shall not be required to expend or risk its own funds in the performance of its duties hereunder.

(g)   It is expressly agreed and acknowledged that the Collateral Agent is not guaranteeing performance of or assuming any liability for the obligations of the other parties hereto or any parties to the Collateral Portfolio.

(h)   Subject in all cases to the last sentence of Section 2.05, in case any reasonable question arises as to its duties hereunder, the Collateral Agent may, prior to the occurrence of an Event of Default or the Facility Maturity Date, request instructions from the Servicer and may, after the occurrence of an Event of Default or the Facility Maturity Date, request instructions from the Administrative Agent, and shall be entitled at all times to refrain from taking any action unless it has received instructions from the Servicer or the Administrative Agent, as applicable. The Collateral Agent shall in all events have no liability, risk or cost for any action taken pursuant to and in compliance with the instruction of the Administrative Agent. In no event shall the Collateral Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Collateral Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i)   The Collateral Agent shall not be liable for the acts or omissions of the Collateral Custodian under this Agreement and shall not be required to monitor the performance of the Collateral Custodian. Notwithstanding anything herein to the contrary, the Collateral Agent shall have no duty to perform any of the duties of the Collateral Custodian under this Agreement.

SECTION 10.07   Collateral Agent Resignation.

The Collateral Agent may resign at any time by giving not less than 90 days written notice thereof to the Administrative Agent and with the consent of the Administrative Agent, which consent shall not be unreasonably withheld. Upon receiving such notice of resignation, the Administrative Agent shall promptly appoint a successor collateral agent or collateral agents by written instrument, in duplicate, executed by the Administrative Agent, one copy of which shall be delivered to the Collateral Agent so resigning and one copy to the successor collateral agent or collateral agents, together with a copy to the Borrower, Servicer and Collateral Custodian. If no successor collateral agent shall have been appointed and an instrument of acceptance by a successor Collateral Agent shall not have been delivered to the Collateral Agent within 45 days after the giving of such notice of resignation, the resigning Collateral Agent may petition any court of competent jurisdiction for the appointment of a successor Collateral Agent. Notwithstanding anything herein to the contrary, the Collateral Agent may not resign prior to a successor Collateral Agent being appointed.

ARTICLE XI.

MISCELLANEOUS

SECTION 11.01   Amendments and Waivers.

(a)   (i) No amendment or modification of any provision of this Agreement shall be effective without the written agreement of the Borrower, the Servicer, the Required Lenders, the Administrative Agent and, solely if such amendment or modification would adversely affect the rights and obligations of the Collateral Agent, the written agreement of the Collateral Agent and (ii) no termination or waiver of any provision of this Agreement or consent to any departure therefrom by the Borrower or the Servicer shall be effective without the written concurrence of the Administrative Agent and the Required Lenders. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)   Notwithstanding the provisions of Section 11.01(a), the written consent of all of the Lenders shall be required for any amendment, modification or waiver (i) reducing any Advances Outstanding, or the Yield thereon, (ii) postponing any date for any payment of any Advance or the Yield thereon, (iii) modifying the provisions of this Section 11.01, (iv) modifying the provisions of Section 2.21 or (v) extending the Stated Maturity Date or clause (i) of the definition of "Reinvestment Period".

SECTION 11.02   Notices, Etc. All notices and other communications hereunder shall, unless otherwise stated herein, be in writing (which shall include facsimile communication and communication by e-mail) and faxed, e-mailed or delivered, to each party hereto, as follows:

To the Borrower:

Fifth Street Funding II, LLC
10 Bank Street, 12th Floor
White Plains, NY 10606
Attention: Bernard D. Berman
Facsimile: (914) 328-4214
Phone: (914) 286-6800

To the Servicer or the Transferor:

Fifth Street Finance Corp.
10 Bank Street, 12th Floor
White Plains, NY 10606
Attention: Bernard D. Berman
Facsimile: (914) 328-4214
Phone: (914) 286-6800

To the Administrative Agent and the Collateral Agent:

Sumitomo Mitsui Banking Corporation
277 Park Avenue
New York, NY 10172
Attention: Claire Kowalski
Facsimile: (212) 224-4397

To the Lender:

Sumitomo Mitsui Banking Corporation
277 Park Avenue
New York, NY 10172
Attention: Claire Kowalski
Facsimile: (212) 224-4397

or at such other address as shall be designated by such party in a written notice to the other parties hereto. Notices and communications by facsimile and e-mail shall be effective when sent (and shall be followed by hard copy sent by regular mail), and notices and communications sent by other means shall be effective when received.

SECTION 11.03   No Waiver; Remedies. No failure on the part of the Administrative Agent, the Collateral Agent or any Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 11.04   Binding Effect; Assignability; Multiple Lenders.

(a)   This Agreement shall be binding upon and inure to the benefit of the Borrower, the Servicer, the Administrative Agent, each Lender, the Collateral Agent and their respective successors and permitted assigns. Each Lender and their respective successors and assigns may assign, syndicate, or grant a security interest or sell a participation interest in, (i) this Agreement and such Lender's rights and obligations hereunder and interest herein in whole or in part (including by way of the sale of participation interests therein) and/or (ii) any Advance (or portion thereof) or any Variable Funding Note (or any portion thereof) to any Person other than the Borrower or an Affiliate thereof; *provided* that, (x) so long as no Event of Default has occurred, unless the Borrower shall otherwise consent, a Lender may only assign, syndicate, grant a security interest or sell a participation in, its rights and obligations hereunder to an Affiliate and (y) after an Event of Default has occurred, a Lender may assign its rights and obligations hereunder to any Person who is not a Fifth Street Competitor. Any such assignee shall execute and deliver to the Servicer, the Borrower and the Administrative Agent a fully-executed assignment and acceptance substantially in the form of Exhibit M hereto (a "Assignment and Acceptance") and a fully-executed Joinder Supplement. The parties to any such assignment, grant or sale of a participation interest shall execute and the Lender record in its books and records, such agreement or document as may be satisfactory to such parties. To the fullest extent effective under Applicable Law (including Section 9-408 of the UCC), none of the Borrower, the Transferor or the Servicer may assign, or permit any Lien (other than Permitted Liens) to exist upon, any of its rights or obligations hereunder or under any Transaction Document or any interest herein or in any Transaction Document without the prior written consent of each Lender and the Administrative Agent.

(b)   Notwithstanding any other provision of this Section 11.04, any Lender may at any time pledge or grant a security interest in all or any portion of its rights (including, without limitation, rights to payment of principal and interest) under this Agreement to secure obligations of such Lender to a Federal Reserve Bank, without notice to or consent of the Borrower or the Administrative Agent; *provided* that no such pledge or grant of a security interest shall release such Lender from any of its obligations hereunder, or substitute any such pledgee or grantee for such Lender as a party hereto.

(c)   Each Affected Party and each Indemnified Party shall be an express third party beneficiary of this Agreement.

SECTION 11.05   Term of This Agreement. This Agreement, including, without limitation, the Borrower's representations and covenants set forth in Articles IV and V and the Servicer's representations, covenants and duties set forth in Articles IV, V and VI, shall remain in full force and effect until the Collection Date; *provided* that the rights and remedies with respect to any breach of any representation and warranty made or deemed made by the Borrower or the Servicer pursuant to Articles III and IV and the indemnification and payment provisions of Article VIII, IX and Article XI and the provisions of Section 2.10, Section 2.11, Section 11.07, Section 11.08 and Section 11.09 shall be continuing and shall survive any termination of this Agreement.

SECTION 11.06   **GOVERNING LAW; JURY WAIVER . THIS AGREEMENT SHALL, IN ACCORDANCE WITH SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK, BE GOVERNED BY THE LAWS OF THE STATE**

OF NEW YORK. EACH OF THE PARTIES HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING DIRECTLY OR INDIRECTLY OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREUNDER.

SECTION 11.07   Costs, Expenses and Taxes.

(a)   In addition to the rights of indemnification granted to the Collateral Agent, the Administrative Agent, the Lenders and their respective Affiliates under Section 8.01 and Section 8.02 hereof, each of the Borrower, the Servicer and the Transferor agrees to pay on demand all reasonable out-of-pocket costs and expenses of the Administrative Agent, the Lenders and the Collateral Agent incurred in connection with the preparation, execution, delivery, administration (including periodic auditing), syndication (pursuant to any agreement or other arrangement with any additional lender), renewal, amendment or modification of, any waiver or consent issued in connection with, this Agreement, the Transaction Documents and the other documents to be delivered hereunder or in connection herewith, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Administrative Agent, the Lenders and the Collateral Agent with respect thereto and with respect to advising the Administrative Agent, the Lenders and the Collateral Agent as to their respective rights and remedies under this Agreement and the other documents to be delivered hereunder or in connection herewith, and all reasonable out-of-pocket costs and expenses, if any (including counsel fees and expenses), incurred by the Administrative Agent, the Lenders and the Collateral Agent in connection with the enforcement or potential enforcement of this Agreement or any Transaction Document by such Person and the other documents to be delivered hereunder or in connection herewith.

(b)   The Borrower, the Servicer and the Transferor shall pay on demand any and all stamp, sales, excise and other Taxes and fees payable or determined to be payable to any Governmental Authority in connection with the execution, delivery, filing and recording of this Agreement, the other Transaction Documents or any other document providing liquidity support, credit enhancement or other similar support to the Lenders in connection with this Agreement or the funding or maintenance of Advances hereunder.

(c)   The Servicer and the Transferor shall pay on demand all other out-of-pocket costs, expenses and Taxes (excluding Taxes imposed on or measured by net income) incurred by the Administrative Agent, the Lenders and the Collateral Agent, including, without limitation, all costs and expenses incurred by the Administrative Agent and the Lenders in connection with periodic audits of the Borrower's, the Transferor's or the Servicer's books and records.

(d)   Any demand or request for payment of any amounts payable pursuant to this Section.11.07 will be made first to the Borrower; *provided* that the Servicer and Transferor agree, jointly and severally, to pay such amounts if the Borrower does not pay such amounts within five Business Days of such demand or request.

SECTION 11.08   No Proceedings. Each of the parties hereto (other than the Administrative Agent with the consent of the Lender) agree that it will not institute against, or join any other Person in instituting against, the Borrower any proceedings of the type referred to in the definition of Bankruptcy Event so long as there shall not have elapsed one year and one day (or such longer preference period as shall then be in effect) since the Collection Date.

The provisions of this Section 11.08 are a material inducement for the Administrative Agent, the Collateral Agent and the Lenders to enter into this Agreement and the transactions contemplated hereby and are an essential term hereof. The Collateral Agent (acting as directed by the Administrative Agent) with the consent of the Lenders may seek and obtain specific performance of such provisions (including injunctive relief), including, without limitation, in any bankruptcy, reorganization, arrangement, winding-up, insolvency, moratorium or liquidation proceedings, or other proceedings United States federal or state bankruptcy laws or any similar laws.

SECTION 11.09   Recourse Against Certain Parties.

(a)   No recourse under or with respect to any obligation, covenant or agreement (including, without limitation, the payment of any fees or any other obligations) of the Administrative Agent, the Lenders or any Secured Party as contained in this Agreement or any other agreement, instrument or document entered into by the Administrative Agent, the Lenders or any Secured Party pursuant hereto or in connection herewith shall be had against any administrator of the Administrative Agent, the Lenders or any Secured Party or any incorporator, affiliate, stockholder, officer, employee or director of the Administrative Agent, the Lenders or any Secured Party or of any such administrator, as such, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that the agreements of each party hereto contained in this Agreement and all of the other agreements, instruments and documents entered into by the Administrative Agent, the Lenders or any Secured Party pursuant hereto or in connection herewith are, in each case, solely the corporate obligations of such party (and nothing in this Section 11.09 shall be construed to diminish in any way such corporate obligations of such party), and that no personal liability whatsoever shall attach to or be incurred by any administrator of the Administrative Agent, the Lenders or any Secured Party or any incorporator, stockholder, affiliate, officer, employee or director of the Lenders or the Administrative Agent or of any such administrator, as such, or any of them, under or by reason of any of the obligations, covenants or agreements of the Administrative Agent, the Lenders or any Secured Party contained in this Agreement or in any other such instruments, documents or agreements, or are implied therefrom, and that any and all personal liability of every such administrator of the Administrative Agent, the Lenders or any Secured Party and each incorporator, stockholder, affiliate, officer, employee or director of the Administrative Agent, the Lenders or any Secured Party or of any such administrator, or any of them, for breaches by the Administrative Agent, the Lenders or any Secured Party of any such obligations, covenants or agreements, which liability may arise either at common law or in equity, by statute or constitution, or otherwise, is hereby expressly waived as a condition of and in consideration for the execution of this Agreement.

(b)   Notwithstanding any contrary provision set forth herein, no claim may be made by the Borrower, the Transferor or the Servicer or any other Person against the Administrative Agent, the Lenders or any Secured Party or their respective Affiliates, directors, officers, employees, attorneys or agents for any special, indirect, consequential or punitive damages in respect to any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Agreement, or any act, omission or event occurring in connection therewith; and the Borrower, the Transferor and the Servicer each hereby waives, releases, and agrees not to sue upon any claim for any such damages, whether or not accrued and whether or not known or suspected.

(c)   No obligation or liability to any Obligor under any of the Loan Assets is intended to be assumed by the Administrative Agent, the Lenders or any Secured Party under or as a result of this Agreement and the transactions contemplated hereby.

(d)   The provisions of this Section 11.09 shall survive the termination of this Agreement.

SECTION 11.10   Execution in Counterparts; Severability; Integration. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail in portable document format (.pdf) or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement. In the event that any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby. This Agreement and any agreements or letters (including fee letters) executed in connection herewith contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, superseding all prior oral or written understandings other than any fee letter delivered by the Servicer to the Administrative Agent and the Lenders.

SECTION 11.11   Consent to Jurisdiction; Service of Process.

(a)   Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City in any action or proceeding arising out of or relating to the Transaction Documents, and each party hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. The parties hereto hereby irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)   Each of the Borrower and the Servicer agrees that service of process may be effected by mailing a copy thereof by registered or certified mail, postage prepaid, to the Borrower or the Servicer, as applicable, at its address specified in Section 11.02 or at such other address as the Administrative Agent shall have been notified in accordance herewith. Nothing in this Section

11.11 shall affect the right of the Lenders or the Administrative Agent to serve legal process in any other manner permitted by law.

SECTION 11.12   Characterization of Conveyances Pursuant to the Purchase and Sale Agreement.

(a)   It is the express intent of the parties hereto that the conveyance of the Eligible Loan Assets by the Transferor to the Borrower as contemplated by the Purchase and Sale Agreement be, and be treated for all purposes (other than accounting purposes and subject to the tax characterization of the Borrower and the Advances described in Section 5.01(aa) and Section 5.02(j) hereof) as, a sale by the Transferor of such Eligible Loan Assets. It is, further, not the intention of the parties that such conveyance be deemed a pledge of the Eligible Loan Assets by the Transferor to the Borrower to secure a debt or other obligation of the Transferor. However, in the event that, notwithstanding the intent of the parties, the Eligible Loan Assets are held to continue to be property of the Transferor, then the parties hereto agree that: (i) the Purchase and Sale Agreement shall also be deemed to be a security agreement under Applicable Law; (ii) as set forth in the Purchase and Sale Agreement, the transfer of the Eligible Loan Assets provided for in the Purchase and Sale Agreement shall be deemed to be a grant by the Transferor to the Borrower of a first priority security interest (subject only to Permitted Liens) in all of the Transferor's right, title and interest in and to the Eligible Loan Assets and all amounts payable to the holders of the Eligible Loan Assets in accordance with the terms thereof and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, instruments, securities or other property, including, without limitation, all amounts from time to time held or invested in the Controlled Accounts, whether in the form of cash, instruments, securities or other property; (iii) the possession by the Borrower (or the Collateral Custodian on its behalf) of Loan Assets and such other items of property as constitute instruments, money, negotiable documents or chattel paper shall be, subject to clause (iv), for purposes of perfecting the security interest pursuant to the UCC; and (iv) acknowledgements from Persons holding such property shall be deemed acknowledgements from custodians, bailees or agents (as applicable) of the Borrower for the purpose of perfecting such security interest under Applicable Law. The parties further agree that any assignment of the interest of the Borrower pursuant to any provision hereof shall also be deemed to be an assignment of any security interest created pursuant to the terms of the Purchase and Sale Agreement. The Borrower shall, to the extent consistent with this Agreement and the other Transaction Documents, take such actions as may be necessary to ensure that, if the Purchase and Sale Agreement was deemed to create a security interest in the Eligible Loan Assets, such security interest would be deemed to be a first priority perfected security interest (subject only to Permitted Liens) under Applicable Law and will be maintained as such throughout the term of this Agreement.

(b)   It is the intention of each of the parties hereto that the Eligible Loan Assets conveyed by the Transferor to the Borrower pursuant to the Purchase and Sale Agreement shall constitute assets owned by the Borrower and shall not be part of the Transferor's estate in the event of the filing of a bankruptcy petition by or against the Transferor under any bankruptcy or similar law.

(c)   The Borrower agrees to treat, and shall cause the Transferor to treat, for all purposes (other than accounting purposes and subject to the tax characterization of the Borrower and the Advances described in <u>Section 5.01(aa)</u> and <u>Section 5.02(j)</u> hereof), the transactions effected by the Purchase and Sale Agreement as sales of assets to the Borrower. The Borrower and the Servicer each hereby agree to cause the Transferor to reflect in the Transferor's financial records and to include a note in the publicly filed annual and quarterly financial statements of Fifth Street indicating that: (i) assets related to transactions (including transactions pursuant to the Transaction Documents) that do not meet SFAS 140 requirements for accounting sale treatment are reflected in the consolidated balance sheet of Fifth Street, as finance receivables pledged and non-recourse, secured borrowings and (ii) those assets are owned by a special purpose entity that is consolidated in the financial statements of Fifth Street, and the creditors of that special purpose entity have received security interests in such assets and such assets are not intended to be available to the creditors of sellers (or any affiliate of the sellers) of such assets to that special purpose entity.

SECTION 11.13 <u>Confidentiality</u>.

(a)   Each of the Administrative Agent, the Lenders, the Servicer, the Collateral Agent, the Borrower and the Transferor shall maintain and shall cause each of its employees and officers to maintain the confidentiality of the Agreement and all information with respect to the other parties, including all information regarding the business of the Borrower and the Servicer hereto and their respective businesses obtained by it or them in connection with the structuring, negotiating and execution of the transactions contemplated herein, except that each such party and its officers and employees may (i) disclose such information to its external accountants, investigators, auditors, attorneys or other agents, including any valuation firm engaged by such party in connection with any due diligence or comparable activities with respect to the transactions and Loan Assets contemplated herein and the agents of such Persons ("<u>Excepted Persons</u>"); *provided* that each Excepted Person shall, as a condition to any such disclosure, agree for the benefit of the Administrative Agent, the Lenders, the Servicer, the Collateral Agent, the Borrower and the Transferor that such information shall be used solely in connection with such Excepted Person's evaluation of, or relationship with, the Borrower and its affiliates, (ii) disclose the existence of the Agreement, but not the financial terms thereof, (iii) disclose such information as is required by Applicable Law and (iv) disclose the Agreement and such information in any suit, action, proceeding or investigation (whether in law or in equity or pursuant to arbitration) involving any of the Transaction Documents for the purpose of defending itself, reducing its liability, or protecting or exercising any of its claims, rights, remedies, or interests under or in connection with any of the Transaction Documents. Notwithstanding the foregoing provisions of this <u>Section 11.13(a)</u>, the Servicer may, subject to Applicable Law and the terms of any Loan Agreements, make available copies of the documents in the Servicing Files and such other documents it holds in its capacity as Servicer pursuant to the terms of this Agreement, to any of its creditors. It is understood that the financial terms that may not be disclosed except in compliance with this <u>Section 11.13(a)</u> include, without limitation, all fees and other pricing terms, and all Events of Default, Servicer Termination Events, and priority of payment provisions.

(b)   Anything herein to the contrary notwithstanding, the Borrower and the Servicer each hereby consents to the disclosure of any nonpublic information with respect to it (i) to the Administrative Agent, the Lenders, the Account Bank, the Collateral Agent or the Collateral Custodian by each other, (ii) by the Administrative Agent, the Lenders, the Account Bank, the Collateral Agent and the Collateral Custodian to any prospective or actual assignee or participant of any of them provided such Person agrees to hold such information confidential, or (iii) by the Administrative Agent, the Lenders, the Account Bank, the Collateral Agent and the Collateral Custodian to any commercial paper dealer or provider of a surety, guaranty or credit or liquidity enhancement to any Lender, as applicable, and to any officers, directors, employees, outside accountants and attorneys of any of the foregoing, provided each such Person is informed of the confidential nature of such information. In addition, the Lenders, the Administrative Agent, the Collateral Agent, the Account Bank and the Collateral Custodian may disclose any such nonpublic information as required pursuant to any law, rule, regulation, direction, request or order of any judicial, administrative or regulatory authority or proceedings (whether or not having the force or effect of law).

(c)   Notwithstanding anything herein to the contrary, the foregoing shall not be construed to prohibit (i) disclosure of any and all information that is or becomes publicly known; (ii) disclosure of any and all information (a) if required to do so by any applicable statute, law, rule or regulation, (b) to any government agency or regulatory body having or claiming authority to regulate or oversee any aspects of the Lenders', the Administrative Agent's, the Collateral Agent's, the Account Bank's or the Collateral Custodian's business or that of their affiliates, (c) pursuant to any subpoena, civil investigative demand or similar demand or request of any court, regulatory authority, arbitrator or arbitration to which the Administrative Agent, any Lender, the Collateral Agent, the Collateral Custodian or the Account Bank or an officer, director, employer, shareholder or affiliate of any of the foregoing is a party, (d) in any preliminary or final offering circular, registration statement or contract or other document approved in advance by the Borrower, the Servicer or the Transferor or (e) to any affiliate, independent or internal auditor, agent, employee or attorney of the Collateral Agent or the Collateral Custodian having a need to know the same, *provided* that the disclosing party advises such recipient of the confidential nature of the information being disclosed; or (iii) any other disclosure authorized by the Borrower, Servicer or the Transferor.

SECTION 11.14   Non-Confidentiality of Tax Treatment.

All parties hereto agree that each of them and each of their employees, representatives, and other agents may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including, without limitation, opinions or other tax analyses) that are provided to any of them relating to such tax treatment and tax structure. "Tax treatment" and "tax structure" shall have the same meaning as such terms have for purposes of Treasury Regulation Section 1.6011-4; *provided* that with respect to any document or similar item that in either case contains information concerning the tax treatment or tax structure of the transaction as well as other information, the provisions of this Section 11.14 shall only apply to such portions of the document or similar item that relate to the tax treatment or tax structure of the transactions contemplated hereby.

SECTION 11.15   Waiver of Set Off.

Each of the parties hereto hereby waives any right of setoff it may have or to which it may be entitled under this Agreement from time to time against the Administrative Agent, the Lenders or their respective assets.

SECTION 11.16   Headings and Exhibits.

The headings herein are for purposes of references only and shall not otherwise affect the meaning or interpretation of any provision hereof. The schedules and exhibits attached hereto and referred to herein shall constitute a part of this Agreement and are incorporated into this Agreement for all purposes.

SECTION 11.17   Ratable Payments.

If any Lender, whether by setoff or otherwise, shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of Advances owing to it (other than pursuant to Breakage Fees, Section 2.10 or Section 2.11) in excess of its ratable share of payments on account of the Advances obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Advances Outstanding owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; *provided* that, if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.

SECTION 11.18   Failure of Borrower or Servicer to Perform Certain Obligations.

If the Borrower or the Servicer, as applicable, fails to perform any of its agreements or obligations under Section 5.01(t), Section 5.02(q) or Section 5.03(e), the Administrative Agent may (but shall not be required to) itself perform, or cause performance of, such agreement or obligation, and the expenses of the Administrative Agent incurred in connection therewith shall be payable by the Borrower or the Servicer (on behalf of the Borrower), as applicable, upon the Administrative Agent's demand therefor.

SECTION 11.19   Power of Attorney. The Borrower irrevocably authorizes the Administrative Agent and appoints the Administrative Agent as its attorney-in-fact to act on behalf of the Borrower (i) to file financing statements necessary or desirable in the Administrative Agent's sole discretion to perfect and to maintain the perfection and priority of the interest of the Secured Parties in the Collateral Portfolio and (ii) to file a carbon, photographic or other reproduction of this Agreement or any financing statement with respect to the Collateral Portfolio as a financing statement in such offices as the Administrative Agent in its sole discretion deems necessary or desirable to perfect and to maintain the perfection and priority of the interests of the Secured Parties in the Collateral Portfolio. This appointment is coupled with an interest and is irrevocable.

128

SECTION 11.20   <u>Delivery of Termination Statements, Releases, etc</u>. Upon payment in full of all of the Obligations (other than unmatured contingent indemnification obligations) and the termination of this Agreement, the Administrative Agent and the Collateral Agent shall deliver to the Borrower termination statements, reconveyances, releases and other documents necessary or appropriate to evidence the termination of the Pledge and other Liens securing the Obligations, all at the expense of the Borrower.

[Signature pages to follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE BORROWER: **FIFTH STREET FUNDING II, LLC**

By:_____
        Name: _____
        Title: _____

[SIGNATURES CONTINUE ON THE FOLLOWING PAGE]

THE SERVICER: **FIFTH STREET FINANCE CORP.**

By:_____

       Name: _____

       Title: _____

[SIGNATURES CONTINUE ON THE FOLLOWING PAGE]

THE TRANSFEROR: **FIFTH STREET FINANCE CORP.**

By:_____
      Name: _____
      Title: _____

[SIGNATURES CONTINUE ON THE FOLLOWING PAGE]

THE ADMINISTRATIVE AGENT: **SUMITOMO MITSUI BANKING CORPORATION**

By:_____
  Name: _____
  Title: _____

[SIGNATURES CONTINUE ON THE FOLLOWING PAGE]

LENDER: **SUMITOMO MITSUI BANKING CORPORATION**

By:_____
        Name: _____
        Title: _____

[SIGNATURES CONTINUE ON THE FOLLOWING PAGE]

THE COLLATERAL AGENT: **SUMITOMO MITSUI BANKING CORPORATION**

By:_____
     Name: _____
     Title: _____

End of Document

EXHIBIT C

Exhibit 10.1

AMENDMENT NO. 3 TO THE
LOAN AND SERVICING AGREEMENT AND AMENDMENT NO. 1 TO PURCHASE
AND SALE AGREEMENT, CUSTODY AGREEMENT AND SECURITIES ACCOUNT
CONTROL AGREEMENT

      This AMENDMENT NO. 3 TO THE LOAN AND SERVICING AGREEMENT AND AMENDMENT NO. 1 TO PURCHASE AND SALE AGREEMENT, CUSTODY AGREEMENT AND SECURITIES ACCOUNT CONTROL AGREEMENT (this "Amendment"), is dated as of August 17, 2015, among Fifth Street Funding II, LLC, as the borrower (in such capacity, the "Borrower"), Fifth Street Finance Corp., as the transferor (in such capacity, the "Transferor") and as the servicer (in such capacity, the "Servicer"), Sumitomo Mitsui Banking Corporation, as the administrative agent (in such capacity, the "Administrative Agent"), as lender (in such capacity, the "Lender") and as the collateral agent (in such capacity, the "Collateral Agent") and U.S. Bank National Association, as the custodian (the "Custodian") and as the account bank (the "Account Bank"). Capitalized terms used but not defined herein have the meanings provided in the Loan and Servicing Agreement (as defined below).

RECITALS

      WHEREAS, the Borrower, the Servicer, the Transferor, the Administrative Agent, the Lender and the Collateral Agent have entered into the Loan and Servicing Agreement, dated as of September 16, 2011 (such agreement as amended on March 16, 2012 by Amendment No. 1 and Waiver to the Loan and Servicing Agreement and on October 30, 2013 by Amendment No. 2 to the Loan and Servicing Agreement and as may be further amended, modified, supplemented, waived or restated from time to time, the "Loan and Servicing Agreement");

      WHEREAS, the Transferor and the Borrower have entered into the Purchase and Sale Agreement dated as of September 16, 2011 (as may be further amended, modified, supplemented or restated from time to time, the "Purchase and Sale Agreement");

      WHEREAS, the Borrower, the Servicer, the Transferor, the Collateral Agent, the Administrative Agent and the Custodian have entered into the Custody Agreement, dated as of September 16, 2011 (as amended, modified, supplemented, waived or restated from time to time, the "Custody Agreement");

      WHEREAS, the Borrower, the Servicer, the Collateral Agent and the Account Bank have entered into the Securities Account Control Agreement, dated as of September 16, 2011 (as amended, modified, supplemented, waived or restated from time to time, the "Securities Account Control Agreement");

      WHEREAS, pursuant to and in accordance with Section 11.01 of the Loan and Servicing Agreement, the parties hereto desire to amend the Loan and Servicing Agreement in certain respects as provided herein;

      WHEREAS, pursuant to and in accordance with Section 10.3 of the Purchase and Sale Agreement, the parties hereto desire to amend the Purchase and Sale Agreement in certain respects as provided herein;

WHEREAS, pursuant to and in accordance with Section 17.1 of the Custody Agreement, the parties hereto desire to amend the Custody Agreement in certain respects as provided herein; and

WHEREAS, pursuant to and in accordance with Section 10(b) of the Securities Account Control Agreement, the parties hereto desire to amend the Securities Account Control Agreement in certain respects as provided herein;

NOW, THEREFORE, based upon the above Recitals, the mutual premises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

SECTION 1. <u>AMENDMENTS</u>.

(a)   The Loan and Servicing Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Loan and Servicing Agreement attached as <u>Exhibit A</u> hereto.

(b)   The Schedules to the Loan and Servicing Agreement are hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Schedules to the Loan and Servicing Agreement attached as <u>Exhibit B</u> hereto.

(c)   The Custody Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Custody Agreement attached as <u>Exhibit C</u> hereto.

(d)   The Securities Account Control Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Securities Account Control Agreement attached as <u>Exhibit D</u> hereto.

(e)   The Purchase and Sale Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: stricken text) and to add the bold and double-underlined text (indicated textually in the same manner as the following example: **bold and double-underlined text**) as set forth on the pages of the Purchase and Sale Agreement attached as <u>Exhibit E</u> hereto.

SECTION 2. <u>AGREEMENTS IN FULL FORCE AND EFFECT AS AMENDED.</u>

Except as specifically amended hereby, all provisions of the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement are hereby ratified and shall remain in full force and effect. After this Amendment becomes effective, all references to the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, and corresponding references thereto or therein such as "hereof," "herein," or words of similar effect referring to the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, shall be deemed to mean the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, as amended hereby. This Amendment shall not be deemed to expressly or impliedly waive, amend or supplement any provision of the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, other than as expressly set forth herein, and shall not constitute a novation of the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement or the Securities Account Control Agreement.

SECTION 3. <u>Representations.</u>

Each of the Borrower, the Servicer and the Transferor, severally for itself only, represents and warrants as of the date of this Amendment as follows:

      (i)   it is duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization;

      (ii)   the execution, delivery and performance by it of this Amendment and the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, as amended hereby are within its powers, have been duly authorized, and do not contravene (A) its charter, by-laws, or other organizational documents, or (B) any Applicable Law;

      (iii)   no consent, license, permit, approval or authorization of, or registration, filing or declaration with any governmental authority, is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment and the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, as amended hereby by or against it;

      (iv)   this Amendment has been duly executed and delivered by it;

      (v)   each of this Amendment and the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, as amended hereby constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity;

(vi)   no Unmatured Event of Default, Event of Default or Servicer Termination Event has occurred or exists; and

(vii)   no Unmatured Event of Default, Event of Default or Servicer Termination Event will result under the Loan and Servicing Agreement, as amended by this Amendment.

SECTION 4. <u>Conditions to Effectiveness</u>.

The effectiveness of this Amendment is conditioned upon: (i) payment of the outstanding fees and disbursements of the Collateral Agent, the Administrative Agent and the Lender; (ii) payment of the outstanding fees and disbursements of Dechert LLP, as counsel to the Collateral Agent, the Administrative Agent and the Lender; (iii) delivery to the Administrative Agent of (x) executed signature pages by all parties hereto, (y) corporate authority documentation, certified by the Borrower or Servicer and the secretary of state (or similar authority) of the jurisdiction in which the Borrower and Servicer are organized, as applicable, and (z) a favorable written opinion of legal counsel to the Borrower, in form and substance satisfactory to the Administrative Agent and (iv) delivery and execution of the Third Amended and Restated Lender Fee Letter Agreement by the parties thereto.

SECTION 5. <u>Miscellaneous</u>.

(a)   Without in any way limiting any other obligation hereunder or under the Transaction Documents, the Borrower agrees to provide, from time to time, any additional documentation and to execute additional acknowledgements, amendments, instruments or other agreements as may be reasonably requested and required by the Administrative Agent to effectuate the foregoing.

(b)   This Amendment may be executed in any number of counterparts (including by facsimile), and by the different parties hereto on the same or separate counterparts, each of which shall be deemed to be an original instrument but all of which together shall constitute one and the same agreement.

(c)   The descriptive headings of the various sections of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

(d)   This Amendment may not be amended or otherwise modified except as provided in the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement or the Securities Account Control Agreement, as applicable.

(e)   The failure or unenforceability of any provision hereof shall not affect the other provisions of this Amendment or the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement or the Securities Account Control Agreement, as applicable.

(f)   Whenever the context and construction so require, all words used in the singular number herein shall be deemed to have been used in the plural number, and vice versa, and the masculine gender shall include the feminine and neuter and the neuter shall include the masculine and feminine.

(g)   This Amendment and the Loan and Servicing Agreement, the Purchase and Sale Agreement, the Custody Agreement and the Securities Account Control Agreement, as applicable, represent the final agreements among the applicable parties only with respect to the matters expressly set forth therein and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements among the parties. There are no unwritten oral agreements among the applicable parties with respect to such matters.

(h)   **THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE CHOICE OF LAW PROVISIONS SET FORTH IN THE LOAN AND SERVICING AGREEMENT AND SHALL BE SUBJECT TO THE WAIVER OF JURY TRIAL AND NOTICE PROVISIONS SET FORTH IN THE LOAN AND SERVICING AGREEMENT.**

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

FIFTH STREET FUNDING II, LLC, as the Borrower

By: /s/ Alexander C. Frank
     Name: Alexander C. Frank
     Title: Chief Financial Officer and Treasurer

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

FIFTH STREET FINANCE CORP., as the Servicer and as the Transferor

By: /s/ Steven M. Noreika
          Name: Steven M. Noreika
          Title: Chief Financial Officer

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

SUMITOMO MITSUI BANKING CORPORATION,
as the Administrative Agent

By: /s/ Hitoshi Ryoji
      Name: Hitoshi Ryoji
      Title: Managing Director

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

Fifth Street Funding II, LLC
Amendment No. 3 to Loan & Servicing Agreement and Amendment No. 1 to Purchase Agreement, Custody
Agreement and Securities Account Control Agreement

SUMITOMO MITSUI BANKING CORPORATION, as the Lender

By: /s/ Hitoshi Ryoji
       Name: Hitoshi Ryoji
       Title: Managing Director

[SIGNATURES CONTINUED ON FOLLOWING PAGE]

SUMITOMO MITSUI BANKING CORPORATION, as
the Collateral Agent

By: /s/ Hitoshi Ryoji
      Name: Hitoshi Ryoji
      Title: Managing Director

U.S. BANK NATIONAL ASSOCIATION,
as the Custodian

By: /s/ Jon Sammarco
        Name: Jon Sammarco
        Title: Vice President

U.S. BANK NATIONAL ASSOCIATION,
as the Account Bank

By: /s/ Jon Sammarco
        Name: Jon Sammarco
        Title: Vice President

CONFORMED LOAN AND SERVICING AGREEMENT

EXECUTION VERSION
Conformed through Amendment No. ~~2~~3

Up to U.S. $125,000,000

LOAN AND SERVICING AGREEMENT

Dated as of September 16, 2011

Among

FIFTH STREET FUNDING II, LLC,
as the Borrower

FIFTH STREET FINANCE CORP.,
as the Servicer and as the Transferor

SUMITOMO MITSUI BANKING CORPORATION,
as the Administrative Agent and as the Collateral Agent

and

EACH OF THE LENDERS FROM TIME TO TIME PARTY HERETO,
as the Lenders

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

**Page**

iv

This LOAN AND SERVICING AGREEMENT is made as of September 16, 2011, among:

(1)   FIFTH STREET FUNDING II, LLC, a Delaware limited liability company (together with its successors and assigns in such capacity, the "Borrower");

(2)   FIFTH STREET FINANCE CORP., a Delaware corporation, as the Servicer (as defined herein) and as the Transferor (as defined herein);

(3)   SUMITOMO MITSUI BANKING CORPORATION, a Japanese banking corporation, as Administrative Agent (together with its successors and assigns in such capacity, the "Administrative Agent") and as the Collateral Agent (together with its successors and assigns in such capacity, the "Collateral Agent"); and

(4)   EACH OF THE LENDERS FROM TIME TO TIME PARTY HERETO, as a Lender.

PRELIMINARY STATEMENT

The Lenders have agreed, on the terms and conditions set forth herein, to provide a secured revolving credit facility which shall provide for Advances under the Variable Funding Note(s) from time to time in an aggregate principal amount not to exceed the Borrowing Base. The proceeds of the Advances will be used (a) to finance the Borrower's purchase, on a "true sale" basis, of Eligible Loan Assets from the Transferor, approved by the Administrative Agent, pursuant to the Purchase and Sale Agreement between the Borrower and the Transferor, (b) to fund the Unfunded Exposure Account and (c) to distribute such proceeds to the Borrower's parent. Accordingly, the parties agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01   Certain Defined Terms.

(a)   Certain capitalized terms used throughout this Agreement are defined above or in this Section 1.01.

(b)   As used in this Agreement and the exhibits and schedules thereto (each of which is hereby incorporated herein and made a part hereof), the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"1940 Act" means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

"Account Bank" means U.S. Bank, in its capacity as the "Account Bank" pursuant to the Control Agreement.

Affiliate relationship which may exist solely as a result of direct or indirect ownership or control by a common Financial Sponsor.

"<u>Agented Note</u>" means any Loan Asset (i) originated as a part of a syndicated loan transaction that has been closed (without regard to any contemporaneous or subsequent syndication of such Loan Asset) prior to such Loan Asset becoming part of the Collateral Portfolio and (ii) with respect to which, upon an assignment of the note under the Purchase and Sale Agreement to the Borrower, the Borrower, as assignee of the note, will have all of the rights but none of the obligations of the Transferor with respect to such note and the Underlying Collateral.

"<u>Agreement</u>" means this Loan and Servicing Agreement, as the same may be amended, restated, supplemented and/or otherwise modified from time to time hereafter.

"<u>Applicable Law</u>" means for any Person all existing and future laws, rules, regulations (including temporary and final income tax regulations), statutes, treaties, codes, ordinances, permits, certificates, orders, licenses of and interpretations by any Governmental Authority applicable to such Person (including, without limitation, predatory lending laws, usury laws, the Federal Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations "B" and "Z", the Servicemembers Civil Relief Act of 2003 and state adaptations of the National Consumer Act and of the Uniform Consumer Credit Code and all other consumer credit laws and equal credit opportunity and disclosure laws) and applicable judgments, decrees, injunctions, writs, awards or orders of any court, arbitrator or other administrative, judicial, or quasi-judicial tribunal or agency of competent jurisdiction.

"<u>Applicable Percentage</u>" means, for each Eligible Loan Asset, 65%.

"<u>Applicable Spread</u>" means, (i) with respect to any rate based on LIBOR, **if the Advances Outstanding on the applicable day (after giving effect to borrowings, prepayments and Commitment reductions effected on such day) were (x) greater than an amount equal to thirty-five percent (35.00%) of the aggregate Commitments on such day, 2.00%** *per annum* **and (y) less than or equal to an amount equal to thirty-five percent (35.00%) of the aggregate Commitments on such day,** 2.25% *per annum* and, (ii) with respect to any rate based on the Base Rate, 1.25% *per annum*; *provided* that, at any time after the occurrence of an Event of Default, the Applicable Spread shall be 4.00% *per annum*.

"<u>Approval Notice</u>" means, with respect to any Eligible Loan Asset, the written notice, in substantially the form attached hereto as <u>Exhibit A</u>, evidencing the approval by the Administrative Agent, in its sole discretion, of the conveyance of such Eligible Loan Asset by the Transferor to the Borrower pursuant to the terms of the Purchase and Sale Agreement and the Loan Assignment by which the Transferor effects such conveyance.

"<u>Assigned Documents</u>" has the meaning assigned to that term in <u>Section 2.12</u>.

therein and (ii) provides that the payment obligation of the Obligor on such Loan Asset is either senior to, or pari passu with, all other Indebtedness of such Obligor.

"Floating Rate Note" means a note issued pursuant to an indenture or equivalent document by a corporation, partnership, limited liability company, trust or other Person, bearing interest at a floating rate. For the avoidance of doubt, a Floating Rate Note will not include any note evidencing any borrowings under or in respect of a Loan Asset.

"Foreign Lender" means a Lender that is not created or organized under the laws of the United States or a political subdivision thereof.

"GAAP" means generally accepted accounting principles as in effect from time to time in the United States.

"Governmental Authority" means, with respect to any Person, any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any body or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any court or arbitrator having jurisdiction over such Person.

"Hazardous Materials" means all materials subject to any Environmental Law, including, without limitation, materials listed in 49 C.F.R. § 172.010, materials defined as hazardous pursuant to § 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, flammable, explosive or radioactive materials, hazardous or toxic wastes or substances, lead-based materials, petroleum or petroleum distillates or asbestos or material containing asbestos, polychlorinated biphenyls, radon gas, urea formaldehyde and any substances classified as being "in inventory", "usable work in process" or similar classification that would, if classified as unusable, be included in the foregoing definition.

"Indebtedness" means, with respect to any Person at any date, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business and payable in accordance with customary trade practices) or that is evidenced by a note, bond, debenture or similar instrument or other evidence of indebtedness customary for indebtedness of that type, (b) all obligations of such Person under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (c) all obligations of such Person in respect of acceptances issued or created for the account of such Person, (d) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof, (e) all indebtedness, obligations or liabilities of that Person in respect of derivatives, and (f) all obligations under direct or indirect guaranties in respect of obligations (contingent or otherwise) to purchase or otherwise acquire, or to otherwise assure a creditor against loss in respect of, indebtedness or obligations of others of the kind referred to in clauses (a) through (e).

"Indemnified Amounts" has the meaning assigned to that term in Section 8.01.

"Indemnified Party" has the meaning assigned to that term in Section 8.01.

scheduled payments of interest and payments of interest relating to principal prepayments, all guaranty payments attributable to interest and proceeds of any liquidations, sales or dispositions attributable to interest on such Loan Asset and (ii) amendment fees, late fees, waiver fees, prepayment fees or other amounts received in respect of Loan Assets.

"Interest Period" means with respect to any LIBOR Advance (i) the period beginning on, and including, the Advance Date or Conversion Date, as applicable, with respect to such LIBOR Advance and ending on, but excluding, the first succeeding Payment Date (*provided* that if the Advance Date or Conversion Date, as applicable, for any LIBOR Advance occurs on or after the Payment Date Cut-Off in any calendar month but prior to the Payment Date in such calendar month, the initial Interest Period for such LIBOR Advance shall end on, but exclude, the second succeeding Payment Date) and (ii) thereafter, for so long as such LIBOR Advance or any portion thereof remains outstanding, each period beginning on, and including, the Payment Date on which the immediately preceding Interest Period with respect to such LIBOR Advance ended and ending on, but excluding, the next succeeding Payment Date.

"Investment Advisor Departure Event" means Fifth Street Management LLC shall cease to be the investment advisor of the Servicer without having been immediately replaced with an investment advisor reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion. For the avoidance of doubt, in the event the Servicer elects to be self-managed in accordance with applicable law, no Investment Advisor Departure Event shall be deemed to have occurred so long as no Key Person Departure Event has occurred.

"Investment Polices " means Fifth Street's written investment policies in effect on the date hereof (a copy of which has been previously delivered to the Administrative Agent), as same may be amended from time to time in Fifth Street's reasonable business judgment.

"Joinder Supplement" means an agreement among the Borrower, a Lender and the Administrative Agent in the form of Exhibit E to this Agreement (appropriately completed) delivered in connection with a Person becoming a Lender hereunder after the Closing Date.

"Key Person Departure Event" means any two of (i) Leonard Tannenbaum, (ii) Bernard Berman and (iii) Ivelin Dimitrov fail to provide active and material participation in **Fifth Street Management LLC's daily activities** (whether by resignation, termination, disability, death or lack of day-to-day management)**.**

"Lender" means (i) SMBC, (ii) each financial institution which may from time to time become a Lender hereunder by executing and delivering a Joinder Supplement to the Administrative Agent and the Borrower as contemplated by Section 2.21 and/or (iii) any other Person to whom a Lender assigns any part of its rights and obligations under this Agreement and the other Transaction Documents in accordance with the terms of Section 11.04.

"Lender Fee Letter" means each fee letter agreement that shall be entered into by and among the Borrower, the Servicer and the applicable Lender in connection with the transactions contemplated by this Agreement, as amended, modified, waived, supplemented, restated or replaced from time to time.

other obligations that accrue after the commencement of an insolvency proceeding (in each case whether or not allowed as a claim in such insolvency proceeding).

"Obligor" means, collectively, each Person obligated to make payments under a Loan Agreement, including any guarantor thereof.

"Officer's Certificate" means a certificate signed by the president, the secretary, an assistant secretary, the chief financial officer or any vice president, as an authorized officer, of any Person.

"Opinion of Counsel" means a written opinion of counsel, which opinion and counsel are acceptable to the Administrative Agent in its sole discretion; *provided* that Rutan & Tucker LLP and Sutherland Asbill & Brennan LLP shall be considered acceptable counsel for purposes of this definition.

"Outstanding Balance" means the principal balance of a Loan Asset, expressed exclusive of PIK Interest and accrued interest. For the avoidance of doubt, the Outstanding Balance with respect to a Revolving Loan Asset or a Delayed Draw Loan Asset shall be equal to the funded amount of such Revolving Loan Asset or Delayed Draw Loan Asset.

"Payment Date" means the 15th day of each calendar month or, if such day is not a Business Day, the next succeeding Business Day, commencing on the Initial Payment Date; *provided* that the final Payment Date shall occur on the Collection Date.

"Payment Date Cut-Off" means, with respect to each Payment Date, the fifth Business Day prior to such Payment Date.

"Payment Duties" has the meaning assigned to that term in Section 10.02(b)(ii).

"Pension Plan" has the meaning assigned to that term in Section 4.01(x).

"Permitted ~~Investment Required Ratings" means (a) if such obligation or security (i) has both a long-term and a short-term credit rating from Moody's, such ratings are "Aa3" or better (not on credit watch for possible downgrade) and "P-1" (not on credit watch for possible downgrade), respectively, (ii) has only a long-term credit rating from Moody's, such rating is "Aaa" (not on credit watch for possible downgrade) and (iii) has only a short-term credit rating from Moody's, such rating is "P-1" (not on credit watch for possible downgrade) and (b) "A-1" or better (or, in the absence of a short-term credit rating, "A+" or better) from S&P."Permitted~~ Investments" means**, at any time,** either ~~Cash~~**cash** or ~~any~~ Dollar ~~investment that, at the time it is delivered (directly or through an intermediary or bailee), (x) matures not later than the earlier of (A) the date that is 60 days after the date of delivery thereof and (B) the Business Day immediately preceding the Payment Date immediately following the date of delivery thereof, and (y)~~**investments that** is one or more of the following obligations or securities:

(i)   direct ~~Registered~~**interest bearing** obligations of, and ~~Registered~~**interest bearing** obligations ~~the~~**guaranteed as to** timely payment of principal and interest ~~on which is fully and expressly guaranteed~~ by, the United States or any agency or instrumentality of the

- 5 -

United States **,** the obligations of which are ~~expressly~~ backed by the full faith and credit of the United States;

(ii)   demand ~~and~~**or** time deposits in, certificates of deposit of, ~~trust accounts with,~~**demand notes of, or** bankers' acceptances issued by~~, or federal funds sold by~~ any depository institution or trust company ~~incorporated~~**organized** under the laws of the United States **or any State thereof** (including ~~the Account Bank) or any state thereof~~**any federal or state branch or agency of a foreign depository institution or trust company)** and subject to supervision and examination by federal and/or state banking authorities **(including, if applicable, the Collateral Agent, the Collateral Custodian** or ~~with~~ the Administrative Agent~~, in each case payable within 60 days after issuance, so long as the commercial paper and/or the~~ **or any agent thereof acting in its commercial capacity); *provided* that the short term unsecured** debt obligations of such depository institution or trust company ~~(or, in the case of the principal depository institution in a holding company system, the commercial paper or debt obligations of such holding company)~~ at the time of such investment**,** or contractual commitment providing for such investment ~~have the Permitted Investment Required Ratings~~**are rated at least "A-1" by Standard & Poor's and "P-1" by Moody's**;

(iii)   ~~unleveraged repurchase obligations (if treated as debt by the Borrower and the counterparty) with respect to (a) any security described in clause (i) above or (b) any other Registered security issued or guaranteed by an agency or instrumentality of the United States, in either case entered into with a depository institution or trust company (acting as principal) described in clause (ii) above or entered into with an entity (acting as principal) with, or whose parent company has (in addition to issuing a guarantee agreement guaranteeing payment of such entity's obligations under such repurchase obligation, which guarantee agreement complies with S&P's then-current criteria with respect to guarantees), the Permitted Investment Required Ratings;~~**commercial paper that (a) is payable in Dollars and (b) is rated at least "A-1" by Standard & Poor's and "P-1" by Moody's; and**

(iv)   ~~commercial paper or other short-term obligations (other than asset-backed commercial paper) with the Permitted Investment Required Ratings and that either bear interest or are sold at a discount from the face amount thereof and have a maturity of not more than 60 days from their date of issuance;~~**units of money market funds rated in the highest credit** ~~rating~~ **rating category by each of S&P and Moody's.**

~~(v)   a Reinvestment Agreement issued by any bank (if treated as a deposit by such bank), or a Reinvestment Agreement issued by any insurance company or other corporation or entity, in each case with the Permitted Investment Required Ratings; *provided* that such Reinvestment Agreement may be unwound at the option of the Borrower without penalty; and~~

~~(vi)   money market funds that have, at all times, credit ratings of "Aaa" and "MR1+" by Moody's and "AAAm" or "AAAm-G" by S&P, respectively;~~

~~provided that (1) Permitted Investments purchased with funds in the Collection Account shall be held until maturity except as otherwise specifically provided herein and shall include only such obligations or securities, other than those referred to in clause (vi) above, as mature (or are putable at par to the issuer thereof) no later than the Business Day prior to the next Payment~~

~~Date unless such Permitted Investments are issued by the Collateral Agent in its capacity as a banking institution, in which event such Permitted Investments may mature on such Payment Date; and (2) none of the foregoing obligations or securities shall constitute Permitted Investments if (a) such obligation or security has an "f", "r", "p", "pi", "q" or "t" subscript assigned by S&P, (b) all, or substantially all, of the remaining amounts payable thereunder consist of interest and not principal payments, (c) payments with respect to such~~ ~~obligations or securities~~ ~~or proceeds of disposition are subject to withholding taxes by any jurisdiction unless the payor is required to make "gross-up" payments that cover the full amount of any such withholding tax on an after-tax basis, (d) such obligation or security is secured by real property, (e) such obligation or security is purchased at a price greater than 100% of the principal or face amount thereof, (f) such obligation or security is subject of a tender offer, voluntary redemption, exchange offer, conversion or other similar action, (g) in the Servicer's judgment, such obligation or security is subject to material non-credit related risks, (h) such obligation is a structured finance obligation or (i) such obligation or security is represented by a certificate of interest in a grantor trust.~~ Permitted Investments may ~~include, without limitation, those investments issued by or made with the Account Bank or for which the Account Bank or the Collateral Agent or an Affiliate of the Account Bank or the Collateral Agent provides services and receives compensation.~~ **No Permitted Investment shall have an "f", "r", "p", "pi", "q", "sf" or "t" subscript affixed to its S&P rating. Any such investment may be made or acquired from or through the Collateral Agent or the Administrative Agent or any of their respective affiliates, or any entity for whom the Collateral Agent, the Administrative Agent, the Collateral Custodian, the Account Bank or any of their respective affiliates provides services and receives compensation (so long as such investment otherwise meets the applicable requirements of the foregoing definition of Permitted Investment at the time of acquisition);** *provided* **that, notwithstanding the foregoing clauses (i) through (iv), unless the Borrower and the Servicer have received the written advice of counsel of national reputation experienced in such matters to the contrary (together with an Officer's Certificate of the Borrower or the Servicer to the Administrative Agent and the Collateral Agent that the advice specified in this definition has been received by the Borrower and the Servicer), on and after the Required Sale Date,** Permitted Investments may **only include** obligations or securities **that constitute cash equivalents for purposes of the rights and assets in paragraph (c)(8)(i)(B) of the exclusions from the definition of "covered fund" for purposes of the Volcker Rule.**

"<u>Permitted Liens</u>" means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced (a) Liens for state, municipal or other local Taxes if such Taxes shall not at the time be due and payable or if a Person shall currently be contesting the validity thereof in good faith by appropriate proceedings and with respect to which reserves in accordance with GAAP have been provided on the books of such Person, (b) Liens imposed by law, such as materialmen's, warehousemen's, mechanics', carriers', workmen's and repairmen's Liens and other similar Liens, arising by operation of law in the ordinary course of business for sums that are not overdue or are being contested in good faith and (c) Liens granted pursuant to or by the Transaction Documents.

"<u>Person</u>" means an individual, partnership, corporation (including a statutory or business trust), limited liability company, joint stock company, trust, unincorporated association, accordance with the Servicing Standard, the proceeds from the sale of the Underlying Collateral, the proceeds of any related Insurance Policy, any other recoveries with respect to such Loan Asset, as applicable, the Underlying Collateral, and amounts representing late fees and penalties, net of any amounts received that are required under such Loan Asset, as applicable, to be refunded to the related Obligor.

"Register" has the meaning assigned to that term in Section 2.14.

~~"Registered" means, for the purposes of the definition of "Permitted Investments", in registered form for U.S. federal income tax purposes and issued after July 18, 1984; *provided* that a certificate of interest in a grantor trust shall not be treated as Registered unless each of the obligations or securities held by the trust was issued after that date.~~

~~"Reinvestment Agreement" means a guaranteed reinvestment agreement from a bank, insurance company or other corporation or entity having a Permitted Investment Required Rating; *provided* that such agreement provides that it is terminable by the purchaser, without penalty, if the rating assigned to such agreement by either S&P or Moody's is at any time lower than such agreement's Permitted Investment Required Rating.~~

"Reinvestment Period" shall mean the date commencing on the Closing Date and ending on the day preceding the earlier of (i) September 16, ~~2016,~~**2017,** (ii) the occurrence of an Event of Default (past any applicable notice or cure period provided in the definition thereof) and (iii) the date of any voluntary termination by the Borrower pursuant to Section 2.18(b); *provided* that if any of the foregoing is not a Business Day, the Reinvestment Period shall end on the next Business Day.

"Release Date" has the meaning set forth in Section 2.07(c).

"Remittance Period" means, (i) as to the Initial Payment Date, the period beginning on the Closing Date and ending on, and including, the Payment Date Cut-Off immediately preceding such Payment Date and (ii) as to any subsequent Payment Date, the period beginning on the first day after the most recently ended Remittance Period and ending on, and including, the Payment Date Cut-Off immediately preceding such Payment Date, or, with respect to the final Remittance Period, the Collection Date.

"Replacement Servicer" has the meaning assigned to that term in Section 6.01(c).

"Reporting Date" means the date that is three Business Days prior to the Payment Date of each calendar month, commencing with the Payment Date in October, 2011.

"Required Lenders" means (i) SMBC (as a Lender hereunder) and its successors and assigns, in the event any such party is a Lender hereunder and (ii) the Lenders representing an aggregate of at least 51% of the aggregate Commitments of the Lenders then in effect.

"Required Loan Documents" means, for each Loan Asset, originals (except as otherwise indicated) of the following documents or instruments, all as specified on the related Loan Asset Checklist:

(a)(i)   other than in the case of a Noteless Loan Asset, the original or, if accompanied by an original "lost note" affidavit and indemnity, a copy of, the underlying promissory note, endorsed by the Borrower or the prior holder of record in blank (and evidencing an unbroken chain of endorsements from each prior holder thereof evidenced in the chain of endorsements in blank), and (ii) in the case of a Noteless Loan Asset (x) a copy of each transfer document or instrument relating to such Noteless Loan Asset evidencing the assignment of such Noteless Loan Asset to the Transferor and from the Transferor to the Borrower and from the Borrower in blank, and (y) a copy of the Loan Asset Register with respect to such Noteless Loan Asset, as described in Section 5.03(k)(ii);

(b)   originals or copies of each of the following, to the extent applicable to the related Loan Asset; any related Loan Agreement, credit agreement, note purchase agreement, security agreement (if separate from any mortgage), sale and servicing agreement, acquisition agreement, subordination agreement, intercreditor agreement or similar instruments, guarantee, Insurance Policy, assumption or substitution agreement or similar material operative document, in each case together with any amendment or modification thereto, as set forth on the Loan Asset Checklist; and

(c)   with respect to any Loan Asset originated by the Transferor or an Affiliate and with respect to which the Transferor or an Affiliate acts as administrative agent (or in a comparable capacity), either (i) copies of the UCC-1 Financing Statements, if any, and any related continuation statements, each showing the Obligor as debtor and the Collateral Agent as total assignee or showing the Obligor, as debtor and the Transferor or the applicable Affiliate as secured party and each with evidence of filing thereon, or (ii) copies of any such financing statements certified by the Servicer to be true and complete copies thereof in instances where the original financing statements have been sent to the appropriate public filing office for filing, in each case as set forth in the Loan Asset Checklist.

"Required Reports" means, collectively, the asset report and the Servicing Report required pursuant to Section 6.08(b), the Servicer's Certificate required pursuant to Section 6.08(c), the financial statements of the Servicer required pursuant to Section 6.08(d), the tax returns of the Borrower, the Transferor and the Servicer required pursuant to Section 6.08(e), the financial statements and valuation reports of each Obligor required pursuant to Section 6.08(f), the annual statements as to compliance required pursuant to Section 6.09, and the annual independent public accountant's report required pursuant to Section 6.10.

"Required Sale Assets" means all assets owned by the Borrower that would disqualify the Borrower from using the "loan securitization exemption" under the Volcker Rule (as determined by the Administrative Agent in its reasonable discretion). For the avoidance of doubt, any asset that is an Eligible Loan Asset hereunder will not be included in the definition of "Required Sale Assets."

"Required Sale Date" means the date immediately prior to July 21, 2016 (or the date immediately prior to such later date (to the extent applicable to the transactions contemplated hereby) as shall be determined by written order of the Board of Governors of the Federal Reserve System with respect to the required conformance with the Volcker Rule by banking entities generally); *provided* that if the Administrative Agent receives an

opinion of Dechert LLP or other nationally recognized counsel satisfactory to it in its sole discretion that (A) the ownership of the Required Sale Assets will not cause the Borrower to be a "covered fund" under the Volcker Rule, (B) the Advances are not considered to constitute "ownership interests" under the Volcker Rule or (C) ownership of the Advances will be otherwise exempt from the Volcker Rule, then the Required Sale Date shall not occur; *provided further that* upon receipt of further official guidance from or on behalf of the Board of Governors of the Federal Reserve System with respect to compliance with the Volcker Rule, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith in respect of amendments or modifications to the Transaction Documents appropriate to assure compliance with or exemption from the Volcker Rule.

"Responsible Officer" means, with respect to any Person, any duly authorized officer of such Person with direct responsibility for the administration of this Agreement and also, with respect to a particular matter, any other duly authorized officer of such Person to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Restricted Junior Payment" means (i) any dividend or other distribution, direct or indirect, on account of any class of membership interests of the Borrower now or hereafter outstanding, except a dividend paid solely in interests of that class of membership interests or in any junior class of membership interests of the Borrower; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any class of membership interests of the Borrower now or hereafter outstanding, (iii) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire membership interests of the Borrower now or hereafter outstanding, and (iv) any payment of management fees by the Borrower. For the avoidance of doubt, (x) payments and reimbursements due to the Servicer in accordance with this Agreement or any other Transaction Document do not constitute Restricted Junior Payments and (y) distributions by the Borrower to holders of its membership interests of Loan Assets or of cash or other proceeds relating thereto which have been substituted by the Borrower in accordance with this Agreement shall not constitute Restricted Junior Payments.

"Retained Interest" means, with respect to any Agented Note that is transferred to the Borrower, (i) all of the obligations, if any, of the agent(s) under the documentation evidencing such Agented Note and (ii) the applicable portion of the interests, rights and obligations under the documentation evidencing such Agented Note that relate to such portion(s) of the indebtedness that is owned by another lender.

"Revolving Loan Asset" means a Loan Asset that is a line of credit or contains an unfunded commitment arising from an extension of credit to an Obligor, pursuant to the terms of which amounts borrowed may be repaid and subsequently reborrowed.

"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business (or its successors in interest).

(e)   Fifth Street shall assign its rights or obligations as "Servicer" hereunder to any Person ~~without the consent of each Lender and the Administrative Agent (as required in Section 11.04(a) of this Agreement)~~;

(f)   ~~any change in the management of the Servicer (whether by resignation, termination, disability, death or lack of day-to-day management) relating to either (x) Leonard Tannenbaum or (y) both Bernard Berman and Ivelin Dimitrov, in each case failing to provide active and material participation in the Servicer's or Transferor's daily activities including, but not limited to, general management, underwriting, and the credit approval process and credit monitoring activities, and such persons are not replaced with other individuals reasonably acceptable to the Administrative Agent within 30 days of such event;~~**a Key Person Departure Event shall occur;**

(g)   any failure by the Servicer to deliver (i) any required Servicing Report on or before the date occurring two Business Days after the date such report is required to be made or given, as the case may be or (ii) any other Required Reports hereunder on or before the date occurring five Business Days after the date such report is required to be made or given, as the case may be, in each case under the terms of this Agreement;

(h)   any representation, warranty or certification made by the Servicer in any Transaction Document or in any document or report delivered pursuant to any Transaction Document shall prove to have been incorrect when made, which inaccuracy has a material adverse effect on the Lenders, and continues to be unremedied for a period of 30 days after the earlier to occur of (i) the date on which written notice of such incorrectness requiring the same to be remedied shall have been given to the Servicer by the Administrative Agent, any Lender or the Collateral Agent (at the direction of the Administrative Agent) and (ii) the date on which a Responsible Officer of the Servicer acquires knowledge thereof;

(i)   any financial or other information reasonably requested by the Administrative Agent, a Lender or the Collateral Agent is not provided as requested within a reasonable amount of time following such request;

(j)   the rendering against the Servicer of one or more final judgments, decrees or orders for the payment of money in excess of United States $10,000,000, individually or in the aggregate, and the continuance of such judgment, decree or order unsatisfied and in effect for any period of more than 60 consecutive days without a stay of execution;

(k)   any change in the control of the Servicer that takes the form of either a merger or consolidation that does not comply with the provisions of Section 5.04(a) of this Agreement;

(l)   the occurrence of an Event of Default (past any applicable notice or cure period provided in the definition thereof); or

(m)   the Servicer resigns ~~in contravention of Section 6.11 of this Agreement~~.

"Servicer Termination Notice" has the meaning assigned to that term in Section 6.01(b).

liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (e) such Person is not engaged in a business or a transaction, and does not propose to engage in a business or a transaction, for which such Person's property assets would constitute unreasonably small capital.

"State" means one of the fifty states of the United States or the District of Columbia.

"Stated Maturity Date" means September 16, ~~2020~~2021 (or, if such day is not a Business Day, the next succeeding Business Day).

"Structured Finance Obligation" means any obligation secured directly by, referenced to, or representing ownership of, a pool of receivables or other financial assets of any obligor, including collateralized debt obligations and mortgage-backed securities, including (but not limited to) collateral debt obligations, collateral loan obligation, asset backed securities and commercial mortgage backed securities or any resecuritization thereof.

"Subsidiary" means with respect to a person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such person.

"Substitute Eligible Loan Asset" means each Eligible Loan Asset Pledged by the Borrower to the Collateral Agent, on behalf of the Secured Parties, pursuant to Section 2.07(a) or Section 2.07(c)(ii).

"Taxes" means any present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including interest, penalties, and additions thereto) that are imposed by any Governmental Authority.

"Term Loan Asset" means a Loan Asset that is a term loan that has been fully funded and does not contain any unfunded commitment on the part of the Transferor arising from an extension of credit by the Transferor to an Obligor.

"Third Amendment Effective Date" means August 17, 2015.

"Transaction Documents" means this Agreement, the Variable Funding Note(s), any Joinder Supplement, the Purchase and Sale Agreement, the Control Agreement, the Custody Agreement, the U.S. Bank Fee Letter, each Lender Fee Letter and each document, instrument or agreement related to any of the foregoing.

"Transferor" means Fifth Street, in its capacity as the transferor hereunder and as the seller under the Purchase and Sale Agreement, together with its successors and assigns in such capacity.

"Value Adjustment Event" means, with respect to any Loan Asset, the occurrence of any one or more of the following events after the related Cut-Off Date (any of which, for the avoidance of doubt, may occur more than once):

(i)   an Obligor payment default under any Loan Asset (after giving effect to any grace and/or cure period set forth in the Loan Agreement, but not to exceed five days);

(ii)   a Bankruptcy Event with respect to the related Obligor; or

(iii)   the occurrence of a Material Modification with respect to such Loan Asset.

"Variable Funding Note" has the meaning assigned to such term in Section 2.01(a).

"Volcker Rule" means Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and the applicable rules and regulations thereunder.

"Warranty Event" means, as to any Loan Asset, the discovery that as of the related Cut-Off Date for such Loan Asset there existed a breach of any representation or warranty relating to such Loan Asset (including that the Loan Asset failed to satisfy the criteria of the definition of "Eligible Loan Asset"); *provided* that any Loan Asset approved by the Administrative Agent in accordance with Section 2 of Schedule II on the applicable Cut-Off Date shall not be a Warranty Loan Asset due to the failure of such Loan Asset to satisfy the requirements of Section 2 of Schedule II on any date thereafter.

"Warranty Loan Asset" means a Loan Asset with respect to which a Warranty Event has occurred.

"Yield" means the sum of the following, payable on each Payment Date:

(a) the aggregate LIBOR Yield for all LIBOR Advances Outstanding that have an Interest Period that ends on such Payment Date and for any part of the outstanding principal amount of a LIBOR Advance that was prepaid on a day other than a day on which an Interest Period for such LIBOR Advance ended, to the extent that LIBOR Yield with respect to such prepaid principal remains accrued and unpaid:

plus,

(b) with respect to any previously ended Remittance Period during which any Base Rate Advances were outstanding, the sum for each day in such Remittance Period of amounts determined in accordance with the following formula (but only to the extent that such amounts were not previously paid to the Lenders):

$$\frac{YR \times L}{D}$$

(c)   If as a result of any event or circumstance similar to those described in clause (a) or (b) of this Section 2.10, any Affected Party is required to compensate a bank or other financial institution providing liquidity support, credit enhancement or other similar support to such Affected Party in connection with this Agreement or the funding or maintenance of Advances hereunder, then within ten days after demand by such Affected Party, the Borrower shall pay to such Affected Party such additional amount or amounts as may be necessary to reimburse such Affected Party for any amounts payable or paid by it.

(d)   In determining any amount provided for in this Section 2.10, the Affected Party may use any reasonable averaging and attribution methods. The Administrative Agent, on behalf of any Affected Party making a claim under this Section 2.10, shall submit to the Borrower a certificate setting forth in reasonable detail the basis for and the computations of such additional or increased costs, which certificate shall be conclusive absent manifest error.

(e)   Failure or delay on the part of any Affected Party to demand compensation pursuant to this Section 2.10 shall not constitute a waiver of such Affected Party's right to demand or receive such compensation.

(f)   If at any time the Borrower shall be liable for the payment of any additional amounts in accordance with this Section 2.10, then the Borrower shall have the option to terminate this Agreement (in accordance with the provisions of Section 2.18(b) but without the payment of any Make-Whole Premium); *provided* that such option to terminate shall in no event relieve the Borrower of paying any amounts owing pursuant to this Section 2.10 in accordance with the terms hereof.

(g)   Notwithstanding anything herein to the contrary, **(i)** the Dodd-Frank Wall Street Reform and Consumer Protection Act and all rules and regulations promulgated thereunder or issued in connection therewith ~~shall~~**and (ii) any law, request, rule, guideline or directive promulgated by the Bank of International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III shall, in each case,** be deemed to have been introduced after the Closing Date, thereby constituting a change for which a claim for increased costs or additional amounts may be made hereunder with respect to the Affected Parties, regardless of the date enacted, adopted or issued.

SECTION 2.11   Taxes.

(a)   All payments made by the Borrower or made by the Servicer on behalf of the Borrower under this Agreement will be made free and clear of and without deduction or withholding for or on account of any Non-Excluded Taxes. If any Non-Excluded Taxes are required to be withheld from any amounts payable to any Indemnified Party, then the amount payable to such Person will be increased (the amount of such increase, the "Additional Amount") such that every net payment made under this Agreement after withholding for or on account of any Non-Excluded Taxes (including, without limitation, any Non-Excluded Taxes on such increase) is not less than the amount that would have been paid had no such deduction or withholding been made. The foregoing obligation to pay Additional Amounts with respect to payments required to be made by the Borrower or made by the Servicer on behalf of the

SECTION 2.21   Additional Lenders.

The Borrower may, with the written consent of the Administrative Agent, add additional Persons as Lenders. Each additional Lender shall become a party hereto by executing and delivering to the Administrative Agent and the Borrower a Joinder Supplement and ~~a~~**an** Assignment and Acceptance.

ARTICLE III.

CONDITIONS PRECEDENT

SECTION 3.01   Conditions Precedent to Effectiveness.

(a)   This Agreement shall be effective upon satisfaction of the conditions precedent that:

(i)   all reasonable up-front expenses and fees (including legal fees, any fees required under any Lender Fee Letter and the U.S. Bank Fee Letter) that are invoiced at or prior to the Closing Date shall have been paid in full and all other acts and conditions (including, without limitation, the obtaining of any necessary consents and regulatory approvals and the making of any required filings, recordings or registrations) required to be done and performed and to have happened prior to the execution, delivery and performance of this Agreement and all related Transaction Documents and to constitute the same legal, valid and binding obligations, enforceable in accordance with their respective terms, shall have been done and performed and shall have happened in due and strict compliance with all Applicable Law;

(ii)   in the reasonable judgment of the Administrative Agent, there has not been any change after the date hereof in Applicable Law which adversely affects any Lender's or the Administrative Agent's ability to enter into the transactions contemplated by the Transaction Documents or any Material Adverse Effect or material disruption in the financial, banking or commercial loan or capital markets generally;

(iii)   any and all information submitted to each Lender and the Administrative Agent by the Borrower, the Transferor or the Servicer or any of their Affiliates is true, accurate, complete in all material respects and not misleading in any material respect;

(iv)   the Administrative Agent shall have received, all documentation and other information requested by the Administrative Agent in its sole discretion and/or required by regulatory authorities with respect to the Borrower, the Transferor and the Servicer under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, all in form and substance reasonably satisfactory to the Administrative Agent;

(v)   the Administrative Agent shall have received on or before the date of such effectiveness the items listed in Schedule I hereto, each in form and substance satisfactory to the Administrative Agent;

which the Administrative Agent and Lenders have access or upon receipt of such information through e-mail or another delivery method acceptable to the Administrative Agent.

SECTION 6.09 <u>Annual Statement as to Compliance</u>. The Servicer will provide to the Administrative Agent, each Lender and the Collateral Agent within 90 days following the end of each fiscal year of the Servicer, commencing with the fiscal year ending on September 30, 2011, a fiscal report signed by a Responsible Officer of the Servicer certifying that (a) a review of the activities of the Servicer, and the Servicer's performance pursuant to this Agreement, for the fiscal period ending on the last day of such fiscal year has been made under such Person's supervision and (b) the Servicer has performed or has caused to be performed in all material respects all of its obligations under this Agreement throughout such year and no Servicer Termination Event has occurred.

SECTION 6.10 <u>Annual Independent Public Accountant's Servicing Reports</u>. The Servicer will cause a firm of nationally recognized independent public accountants (who may also render other services to the Servicer) to furnish to the Administrative Agent, each Lender and the Collateral Agent within 90 days following the end of each fiscal year of the Servicer, commencing with the fiscal year ending on September 30, 2012, a report covering such fiscal year to the effect that such accountants have applied certain agreed-upon procedures (a copy of which procedures are attached hereto as <u>Schedule III</u>, it being understood that the Servicer and the Administrative Agent will provide an updated <u>Schedule III</u> reflecting any further amendments to such <u>Schedule III</u> prior to the issuance of the first such agreed-upon procedures report, a copy of which shall replace the then existing <u>Schedule III</u>) to certain documents and records relating to the Collateral Portfolio under any Transaction Document, compared the information contained in the Servicing Reports and the Servicer's Certificates delivered during the period covered by such report with such documents and records and that no matters came to the attention of such accountants that caused them to believe that such servicing was not conducted in compliance with this <u>Article VI</u>, except for such exceptions as such accountants shall believe to be immaterial and such other exceptions as shall be set forth in such statement.

SECTION 6.11 <u>The Servicer Not to Resign</u>. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon the Servicer's determination that (i) the performance of its duties hereunder is or becomes impermissible under Applicable Law and (ii) there is no reasonable action that the Servicer could take to make the performance of its duties hereunder permissible under Applicable Law. Any such determination permitting the resignation of the Servicer shall be evidenced as to <u>clause (i)</u> above by an Opinion of Counsel to such effect delivered to the Administrative Agent and each Lender. No such resignation shall become effective until a Replacement Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with <u>Section 6.02</u>.

<u>SECTION 6.12</u> **<u>Required Sale Date</u>. Notwithstanding anything else in this Agreement or the other Transaction Documents to the contrary, the Borrower shall divest itself of all Required Sale Assets on or prior to the Required Sale Date; *provided*, *however*, that the Administrative Agent may, in its sole discretion, give notice at any time to the Borrower to divest itself of any Required Sale Assets. For the avoidance of doubt, the Borrower's divestment of the Required Sale Assets shall not be included in determining the Borrower's compliance with Section 2.07 of this Agreement.**

(o)   any representation, warranty or certification made by the Borrower or the Transferor in any Transaction Document or in any document delivered pursuant to any Transaction Document shall prove to have been incorrect when made in any material respect, and continues to be unremedied for a period of 30 days after the earlier to occur of (i) the date on which written notice of such incorrectness requiring the same to be remedied shall have been given to the Borrower or the Transferor by the Administrative Agent or the Collateral Agent (which shall be given at the direction of the Administrative Agent) and (ii) the date on which a Responsible Officer of the Borrower or the Transferor acquires knowledge thereof; or

(p)   the Borrower ceases to have a valid, perfected ownership interest in all of the Collateral Portfolio; or

(q)   the Borrower makes any assignment of its respective rights or obligations under this Agreement or any other Transaction Document without first obtaining the specific written consent of each of the Lenders and the Administrative Agent, which consent may be withheld by any Lender or the Administrative Agent in the exercise of its sole and absolute discretion; or

(r)   the Borrower, the Servicer or the Transferor fails to observe or perform any covenant, agreement or obligation with respect to the management and distribution of funds received with respect to the Collateral Portfolio, and such failure is not cured within three Business Days; ~~or~~

(s)   (i) failure of the Borrower to maintain at least one Independent Director, (ii) the removal of any Independent Director of the Borrower without "cause" (as such term is defined in the organizational document of the Borrower) or without giving prior written notice to the Administrative Agent and the Lenders, each as required in the organizational documents of the Borrower or (iii) an Independent Director of the Borrower which is not provided by CSC or a nationally recognized service reasonably acceptable to the Administrative Agent shall be appointed without the consent of the Administrative Agent; **or**

(t)   an Investment Advisor Departure Event shall occur;

then the Administrative Agent or all of the Lenders, may, by notice to the Borrower, declare the Facility Maturity Date to have occurred; *provided* that, in the case of any event described in Section 7.01(h) above, the Facility Maturity Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, (i) the Borrower shall cease purchasing Loan Assets from the Transferor under the Purchase and Sale Agreement, (ii) the Administrative Agent or all of the Lenders may declare the Advances to be immediately due and payable in full (without presentment, demand, protest or notice of any kind all of which are hereby waived by the Borrower) and any other Obligations to be immediately due and payable, and (iii) all proceeds and distributions in respect of the Portfolio Assets shall be distributed by the Collateral Agent (at the direction of the Administrative Agent) as described in Section 2.04(c) (*provided* that the Borrower shall in any event remain liable to pay such Advances Outstanding and all such amounts and Obligations immediately in accordance with Section 2.04(e) hereof). In addition, upon any such declaration or upon any such automatic occurrence, the Collateral Agent, on behalf of the Secured Parties and at the direction of the

(a)   This Agreement shall be binding upon and inure to the benefit of the Borrower, the Servicer, the Administrative Agent, each Lender, the Collateral Agent and their respective successors and permitted assigns. Each Lender and their respective successors and assigns may assign, syndicate, or grant a security interest or sell a participation interest in, (i) this Agreement and such Lender's rights and obligations hereunder and interest herein in whole or in part (including by way of the sale of participation interests therein) and/or (ii) any Advance (or portion thereof) or any Variable Funding Note (or any portion thereof) to any Person other than the Borrower or an Affiliate thereof; *provided* that, (x) so long as no Event of Default has occurred, unless the Borrower shall otherwise consent, a Lender may only assign, syndicate, grant a security interest or sell a participation in, its rights and obligations hereunder to an Affiliate and (y) after an Event of Default has occurred, a Lender may assign its rights and obligations hereunder to any Person who is not a Fifth Street Competitor. Any such assignee shall execute and deliver to the Servicer, the Borrower and the Administrative Agent a fully-executed assignment and acceptance substantially in the form of Exhibit M hereto (a "Assignment and Acceptance") and a fully-executed Joinder Supplement. The parties to any such assignment, grant or sale of a participation interest shall execute and the Lender record in its books and records, such agreement or document as may be satisfactory to such parties. To the fullest extent effective under Applicable Law (including Section 9-408 of the UCC), none of the Borrower, the Transferor or the Servicer may assign, or permit any Lien (other than Permitted Liens) to exist upon, any of its rights or obligations hereunder or under any Transaction Document or any interest herein or in any Transaction Document **,** without the prior written consent of **(with respect to assignments, solely as to the Borrower)** each Lender and the Administrative Agent.

(b)   Notwithstanding any other provision of this Section 11.04, any Lender may at any time pledge or grant a security interest in all or any portion of its rights (including, without limitation, rights to payment of principal and interest) under this Agreement to secure obligations of such Lender to a Federal Reserve Bank, without notice to or consent of the Borrower or the Administrative Agent; *provided* that no such pledge or grant of a security interest shall release such Lender from any of its obligations hereunder, or substitute any such pledgee or grantee for such Lender as a party hereto.

(c)   Each Affected Party and each Indemnified Party shall be an express third party beneficiary of this Agreement.

SECTION 11.05   Term of This Agreement. This Agreement, including, without limitation, the Borrower's representations and covenants set forth in Articles IV and V and the Servicer's representations, covenants and duties set forth in Articles IV, V and VI, shall remain in full force and effect until the Collection Date; *provided* that the rights and remedies with respect to any breach of any representation and warranty made or deemed made by the Borrower or the Servicer pursuant to Articles III and IV and the indemnification and payment provisions of Article VIII, IX and Article XI and the provisions of Section 2.10, Section 2.11, Section 11.07, Section 11.08 and Section 11.09 shall be continuing and shall survive any termination of this Agreement.

SECTION   11.06   **GOVERNING LAW; JURY WAIVER . THIS AGREEMENT SHALL, IN ACCORDANCE WITH SECTION 5-1401 OF THE GENERAL**

Exhibit B

CONFORMED SCHEDULES TO LOAN AND SERVICING AGREEMENT

CONDITIONS PRECEDENT DOCUMENTS

As required by <u>Section 3.01</u> of the Loan and Servicing Agreement, each of the following items must be delivered to the Administrative Agent and the Lenders prior to the effectiveness of the Loan and Servicing Agreement:

(a)   A copy of the Loan and Servicing Agreement duly executed by each of the parties hereto;

(b)   A certificate of the secretary or assistant secretary of each of the Borrower and Fifth Street, dated the date of the Loan and Servicing Agreement, certifying (i) the names and true signatures of the incumbent officers of such Person authorized to sign on behalf of such Person the Transaction Documents to which it is a party (on which certificate the Administrative Agent and the Lenders may conclusively rely until such time as the Administrative Agent and the Lenders shall receive from the Borrower or Fifth Street, as applicable, a revised certificate meeting the requirements of this paragraph (b)(i)), (ii) that the copy of the certificate of formation or articles of incorporation of such Person, as applicable, is a complete and correct copy and that such certificate of formation or articles of incorporation have not been amended, modified or supplemented and are in full force and effect, (iii) that the copy of the limited liability company agreement or by-laws, as applicable, of such Person are a complete and correct copy, and that such limited liability company agreement or by-laws have not been amended, modified or supplemented and are in full force and effect, and (iv) the resolutions of the board of directors of such Person approving and authorizing the execution, delivery and performance by such Person of the Transaction Documents to which it is a party;

(c)   A good standing certificate, dated as of a recent date for each of the Borrower and Fifth Street, issued by the Secretary of State of such Person's State of formation or organization, as applicable;

(d)   Duly executed Powers of Attorney from each of the Borrower and Fifth Street to the Administrative Agent and to the Collateral Agent;

(e)   Duly executed Variable Funding Note(s);

(f)   Financing statements (the "<u>Facility Financing Statements</u>") describing the Collateral Portfolio, and (i) naming the Borrower as debtor and the Collateral Agent, on behalf of the Secured Parties, as secured party, (ii) naming the Transferor as debtor, the Borrower as assignor and the Collateral Agent, on behalf of the Secured Parties, as secured party/total assignee and (iii) other, similar instruments or documents, as may be necessary or, in the opinion of the Administrative Agent, desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the Collateral Agent's, on behalf of the Secured Parties, interests in all Collateral Portfolio;

(g)   Financing statements, if any, necessary to release all security interests and other rights of any Person in the Collateral Portfolio previously granted by the Transferor;

ELIGIBILITY CRITERIA

The representations and warranties set forth in this <u>Schedule II</u> are made by the Borrower and the Servicer under the Loan and Servicing Agreement and the Transferor under the Purchase and Sale Agreement, with respect to all Loan Assets which are designated as being Eligible Loan Assets on any Borrowing Base Certificate or are otherwise represented to the Administrative Agent or the Lenders as being Eligible Loan Assets, or are included as Eligible Loan Assets in any calculation set forth in the Loan and Servicing Agreement to which this <u>Schedule II</u> is attached. For the avoidance of doubt, if such Loan Asset does not satisfy the representations and warranties set forth in this <u>Schedule II</u> then the Administrative Agent must expressly consent to the inclusion of such Loan Asset; it being understood that the Administrative Agent will not be deemed to have consented to the acquisition of a Loan Asset by the Borrower that does not satisfy the representations and warranties set forth in this <u>Schedule II</u> by merely approving the acquisition of such Loan Asset by the Borrower unless there is an express acknowledgement by the Borrower and the Servicer under the Loan and Servicing Agreement and the Seller under the Purchase and Sale Agreement of non-satisfaction of the representations and warranties set forth in this <u>Schedule II</u>.

1.   As of the related Cut-Off Date, each such Loan Asset is a First Lien Loan Asset evidenced by a note or a credit document and an assignment document in the form specified in the applicable credit agreement or, if no such specification, on the LSTA assignment form. Each such Loan Asset and the Portfolio Assets related thereto is subject to a valid, subsisting and enforceable first priority perfected security interest (subject only to Permitted Liens) in favor of the Collateral Agent, on behalf of the Secured Parties, and the Borrower has good and marketable title to such Loan Asset and the Portfolio Assets related thereto, free and clear of all Liens other than any Permitted Liens.

2.   As of the related Cut-Off Date, the acquisition of each such Loan Asset by the Borrower, and the Pledge of each such Loan Asset, has been approved by the Administrative Agent, in its sole discretion, by delivery of an Approval Notice.

3.   As of the related Cut-Off Date, each such Loan Asset is not **(a)** a participation interest in all or a portion of a loan (for the avoidance of doubt, a syndication or co-lending interest which is not documented as a participation interest shall not be deemed a participation interest)**, (b) a letter of credit, (c) a bond, (d) a Structured Finance Obligation or (e) a Floating Rate Note**.

4.   As of the related Cut-Off Date, the Obligor with respect to each such Loan Asset is organized under the laws of the United States or any state thereof and domiciled in the United States, as reasonably determined by the Administrative Agent.

5.   The funding obligations for each such Loan Asset and the Loan Agreement under which such Loan Asset was created have been fully satisfied and all sums available thereunder have been fully advanced, or if such Loan Asset is a Revolving Loan Asset or Delayed Draw Loan Asset, then (a) the sum of (i) the aggregate commitments under the

<u>Exhibit C</u>

CONFORMED CUSTODY AGREEMENT

CUSTODY AGREEMENT

dated as of September 16, 2011
by and among

FIFTH STREET FUNDING II, LLC
("Company"),

FIFTH STREET FINANCE CORP.
("Servicer" and "Transferor"),

SUMITOMO MITSUI BANKING CORPORATION
("Collateral Agent" and "Administrative Agent")

and

U.S. BANK NATIONAL ASSOCIATION
("Custodian")

TABLE OF CONTENTS

THIS CUSTODY AGREEMENT (this "Agreement") is dated as of September 16, 2011 and is by and among FIFTH STREET FUNDING II, LLC, a Delaware limited liability company (or any successor or permitted assign hereunder, the "Company"), FIFTH STREET FINANCE CORP., a Delaware corporation, as the servicer and as the transferor (or any successor or permitted assign hereunder, the "Servicer" or the "Transferor"), SUMITOMO MITSUI BANKING CORPORATION, a Japanese banking corporation (or any successor or permitted assign acting as the collateral agent or as the administrative agent hereunder, the "Collateral Agent" or the "Administrative Agent", respectively, and "SMBC"), and U.S. BANK NATIONAL ASSOCIATION, a national banking association (or any successor or permitted assign acting as custodian hereunder, the "Custodian").

RECITALS

WHEREAS, the Company, the Administrative Agent, the Collateral Agent and each of the Lenders from time to time a party to the Loan and Servicing Agreement desire to retain U.S. Bank National Association to act as custodian;

WHEREAS, the Company, the Administrative Agent, the Collateral Agent and each of the Lenders from time to time a party to the Loan and Servicing Agreement desire that the Company's Securities (as defined below), Required Loan Documents (as defined below) be held and administered by the Custodian pursuant to this Agreement; and

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.   **DEFINITIONS**

1.1   Defined Terms. All capitalized terms used but not otherwise defined in this Agreement shall have the same defined meanings as set forth in the Loan and Servicing Agreement. In addition to terms expressly defined elsewhere herein, the following words shall have the following meanings as used in this Agreement:

"Administrative Agent" has the meaning set forth in the first paragraph of this Agreement.

"Agreement" means this Custody Agreement (as the same may be amended from time to time in accordance with the terms hereof).

"Authorized Person" has the meaning set forth in Section 6.4.

"Business Day" means a day on which the Custodian is open for business in the market or country in which a transaction is to take place.

"Collateral Agent" has the meaning set forth in the first paragraph of this Agreement.

"Company" has the meaning set forth in the first paragraph of this Agreement.

1

"Confidential Information" means any databases, computer programs, screen formats, screen designs, report formats, interactive design techniques, and other similar or related information that may be furnished to the Company by the Custodian from time to time pursuant to this Agreement.

"Custodian" has the meaning set forth in the first paragraph of this Agreement.

"Document Custodian" means the Custodian when acting in the role of a document custodian hereunder.

~~"Eligible Investment" means any investment that at the time of its acquisition is one or more of the following:~~

~~(a)   United States government and agency obligations;~~

~~(b)   commercial paper having a rating assigned to such commercial paper by Standard & Poor's Rating Services or Moody's Investor Service, Inc. (or, if neither such organization shall rate such commercial paper at such time, by any nationally recognized rating organization in the United States of America) equal to one of the two highest ratings assigned by such organization, it being understood that as of the date hereof such ratings by Standard & Poor's Rating Services are "A1+" and "A1" and such ratings by Moody's Investor Service, Inc. are "P1" and "P2";~~

~~(c)   interest bearing deposits in United States dollars in United States or Canadian banks with an unrestricted surplus of at least U.S. $250,000,000, maturing within one year; and~~

~~(d)   money market funds (including funds of the bank serving as Custodian or its affiliates) or United States government securities funds designed to maintain a fixed share price and high liquidity.~~

"Eligible Securities Depository" has the meaning set forth in Section (b)(1) of Rule 17f-7 under the 1940 Act.

"Excepted Persons" has the meaning set forth in Section 24.1.

"Federal Reserve Bank Book-Entry System" means a depository and securities transfer system operated by the Federal Reserve Bank of the United States on which are eligible to be held all United States Government direct obligation bills, notes and bonds.

"Loan Asset" means any commercial loan, or portion thereof, individually or collectively, originated or acquired by the Transferor in the ordinary course of its business, which loan includes, without limitation, (i) the Required Loan Documents and Loan Asset File, and (ii) all right, title and interest of the Transferor in and to the loan and any Underlying Collateral, but excluding, in each case, the Retained Interest and Excluded Amounts and which loan was acquired by the Borrower from the Transferor under the Purchase and Sale Agreement and owned by the Borrower on the initial Advance Date (as set forth on

3.2   Securities Custody Account. The Custodian shall open and maintain in its trust department a segregated trust account in the name of the Company, subject to the Lien of the Collateral Agent, for the benefit of the Secured Parties, subject to order of the Custodian, in which the Custodian shall enter and carry, subject to Section 3.3(b), all Securities (other than Loan Assets) and other assets (other than cash and ~~Eligible~~**Permitted** Investments) of the Company Pledged to the Collateral Agent, for the benefit of the Secured Parties, which are delivered to it in accordance with this Agreement. For avoidance of doubt, the Custodian shall not be required to credit or deposit Loan Assets in the Securities Account but shall instead maintain a register (in book-entry form or in such other form as it shall deem necessary or desirable) of such Loan Assets, containing such information as the Servicer, the Collateral Agent, the Administrative Agent and the Custodian may reasonably agree; *provided* that, with respect to such Loan Assets, (i) all Required Loan Documents shall be held in safekeeping by the Document Custodian, as bailee of the Collateral Agent individually segregated from the securities and investments of any other person and marked so as to clearly identify them as the property of the Company, subject to the Lien of the Collateral Agent, for the benefit of the Secured Parties, in a manner consistent with this Agreement.

3.3   Delivery of Securities to Custodian.

(a)   The Company, the Servicer or the Transferor shall deliver, or cause to be delivered, to the Custodian the Company's Securities, Pledged by the Company to the Collateral Agent under the Loan and Servicing Agreement. The Company and the Servicer agree and acknowledge that cash Proceeds of Securities shall be delivered to the Account Bank pursuant to provisions of Control Agreement. With respect to Loan Assets, the Required Loan Documents and other underlying loan documents shall be delivered to the Custodian in its role as, and at the address identified for, the Document Custodian. With respect to assets other than Loan Assets, such assets shall be delivered to the Custodian in its role as, and (where relevant) at the address identified for, the Securities Custodian. The Custodian shall not be responsible for such Securities or other assets until actually delivered to, and received by it. In taking and retaining custody of the Required Loan Documents, the Document Custodian shall be deemed to be acting as the agent of the Collateral Agent for the benefit of the Secured Parties.

(b)   (i) In connection with the Company's Pledge of a Loan Asset or other Security to the Collateral Agent, the Company, the Servicer or the Transferor shall deliver or cause to be delivered to the Custodian (in its roles as, and at the address identified for, the Custodian and Document Custodian) a properly completed Trade Confirmation containing such information in respect of such Loan Asset as the Custodian may reasonably require in order to enable the Custodian to perform its duties hereunder in respect of such Loan Asset and on which the Custodian may conclusively rely without further inquiry or investigation, in such form and format as the Custodian reasonably may require, and shall deliver to the Document Custodian (in its role as, and at the address identified for, the

3

<u>Exhibit D</u>

CONFORMED SECURITIES ACCOUNT CONTROL AGREEMENT

~~EXECUTION COPY~~Execution Version
Conformed Copy

SECURITIES ACCOUNT CONTROL AGREEMENT

dated as of September 16, 2011

by and among

FIFTH STREET FUNDING II, LLC

as the Borrower

FIFTH STREET FUNDING CORP.

as the Servicer

SUMITOMO MITSUI BANKING CORPORATION

as the Collateral Agent

U.S. BANK NATIONAL ASSOCIATION

as the Account Bank

TABLE OF CONTENTS

SECURITIES ACCOUNT CONTROL AGREEMENT (as amended, restated, supplemented or otherwise modified from time to time, this "Agreement"), dated as of September 16, 2011, by and among FIFTH STREET FUNDING II, LLC, as the borrower (the "Borrower"); FIFTH STREET FINANCE CORP., as the servicer (the "Servicer"); SUMITOMO MITSUI BANKING CORPORATION, as the collateral agent (in such capacity, together with its successors in such capacity, the "Collateral Agent") under the Loan and Servicing Agreement referred to below; and U.S. BANK NATIONAL ASSOCIATION, as the account bank (in such capacity, the "Account Bank").

In consideration of the mutual agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.   Defined Terms; Interpretation

(a)   **Definitions**. Capitalized terms used but not defined in this Agreement shall have the meanings provided in the Loan and Servicing Agreement. In addition, all terms used herein which are defined in Article 8 or Article 9 of the UCC and which are not otherwise defined herein are used herein as so defined. As used herein, the following defined terms have the meanings provided below.

"Account Bank" has the meaning specified in the first paragraph hereof.

"Agreement" has the meaning specified in the first paragraph hereof.

"Associated Persons" has the meaning specified in Section 6(b).

"Borrower" has the meaning specified in the first paragraph hereof.

"Business Day" means a day of the year other than (i) Saturday or a Sunday or (ii) any other day on which commercial banks in New York, New York or the city or cities in which the offices of the Collateral Agent and Account Bank are located and are authorized or required by Applicable Law, regulation or executive order to close.

"Collateral Agent" has the meaning specified in the first paragraph hereof.

"Controlled Accounts" has the meaning specified in Section 3(a)(i).

"Disbursement Request" shall means a disbursement request from the Borrower to the Administrative Agent and the Collateral Agent in the form attached as Exhibit C attached hereto in connection with a disbursement request from the Unfunded Exposure Account in accordance with Section 2.04(d) of the Loan and Servicing Agreement.

"Dollar", "USD" or "U.S.$" means a dollar or other equivalent unit in such coin or currency of the United States as at the time shall be legal tender for all debts, public and private.

"Eligible Account" shall mean a separate and identifiable account from all other funds held by the holding institution that is either (i) an account or accounts maintained with a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with a federal or state chartered depository institution or trust company acting through its corporate trust division which, in the case of a state chartered depository institution or trust company, is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authorities. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

"Eligible Institution" shall mean a depository institution or trust company insured by the Federal Deposit Insurance Corporation, the short term unsecured debt obligations or commercial paper of which are rated at least A-1 by Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business ("S&P"), P-1 by Moody's Investors Service, Inc. ("Moody's"), and F-1+ by Fitch, Inc. ("Fitch") in the case of accounts in which funds are held for 30 days or less or, in the case of letters of credit or accounts in which funds are held for more than 30 days, the long term unsecured debt obligations of which are rated at least "AA" by Fitch and S&P and "Aa2" by Moody's.

"Law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and "lawful" and "unlawful" will be construed accordingly.

"Loan and Servicing Agreement" means the Loan and Servicing Agreement, dated as of September 16, 2011 by and among the Borrower, the Servicer and Sumitomo Mitsui Banking Corporation, as the Administrative Agent, as Lender and as the Collateral Agent, a copy of which is attached hereto as Exhibit A.

"Loan Assets" has the meaning specified in Section 13.

"Loan Assignment Agreement" has the meaning specified in Section 13.

"Moody's" means Moody's Investors Service, Inc. (or its successors in interest).

"Payment Date" means the 15th day of each calendar month or, if such day is not a Business Day, the next succeeding Business Day, commencing on the 15th day of October, 2011; *provided* that the final Payment Date shall occur on the Collection Date.

"Permitted Investment Required Ratings" means (a) if such obligation or security (i) has both a long-term and a short-term credit rating from Moody's, such ratings are "Aa3" or better (not on credit watch for possible downgrade) and "P-1" (not on credit watch for possible downgrade), respectively, (ii) has only a long-term credit rating from Moody's, such rating is "Aaa" (not on credit watch for possible downgrade) and (iii) has only a short-term credit rating from Moody's, such rating is "P-1" (not on credit watch for possible downgrade) and (b) "A-1" or better (or, in the absence of a short-term credit rating, "A+" or better) from S&P.

"Permitted Investments" means either cash or any Dollar investment that, at the time it is delivered (directly or through an intermediary or bailee), (x) matures not later than the earlier of (A) the date that is 60 days after the date of delivery thereof and (B) the Business Day immediately preceding the Payment Date immediately following the date of delivery thereof, and (y) is one or more of the following obligations or securities:

(i)   direct Registered obligations of, and Registered obligations the timely payment of principal and interest on which is fully and expressly guaranteed by, the United States or any agency or instrumentality of the United States the obligations of which are expressly backed by the full faith and credit of the United States;

(ii)   demand and time deposits in, certificates of deposit of, trust accounts with, bankers' acceptances issued by, or federal funds sold by any depository institution or trust company incorporated under the laws of the United States (including the Account Bank) or any state thereof and subject to supervision and examination by federal and/or state banking authorities or with the Administrative Agent, in each case payable within 60 days after issuance, so long as the commercial paper and/or the debt obligations of such depository institution or trust company (or, in the case of the principal depository institution in a holding company system, the commercial paper or debt obligations of such holding company) at the time of such investment or contractual commitment providing for such investment have the Permitted Investment Required Ratings;

(iii)   unleveraged repurchase obligations (if treated as debt by the Borrower and the counterparty) with respect to (a) any security described in clause (i) above or (b) any other Registered security issued or guaranteed by an agency or instrumentality of the United States, in either case entered into with a depository institution or trust company (acting as principal) described in clause (ii) above or entered into with an entity (acting as principal) with, or whose parent company has (in addition to issuing a guarantee agreement guaranteeing payment of such entity's obligations under such repurchase obligation, which guarantee agreement complies with S&P's then-current criteria with respect to guarantees), the Permitted Investment Required Ratings;

(iv)   commercial paper or other short-term obligations (other than asset-backed commercial paper) with the Permitted Investment Required Ratings and that either bear interest or are sold at a discount from the face amount thereof and have a maturity of not more than 60 days from their date of issuance;

(v)   a Reinvestment Agreement issued by any bank (if treated as a deposit by such bank), or a Reinvestment Agreement issued by any insurance company or other corporation or entity, in each case with the Permitted Investment Required Ratings; *provided* that such Reinvestment Agreement may be unwound at the option of the Borrower without penalty; and

(vi)   money market funds that have, at all times, credit ratings of "Aaa" and "MR1+" by Moody's and "AAAm" or "AAAm-G" by S&P, respectively;

provided that (1) Permitted Investments purchased with funds in the Collection Account shall be held until maturity except as otherwise specifically provided herein and shall include only such obligations or securities, other than those referred to in clause (vi) above, as mature (or are putable at par to the issuer thereof) no later than the Business Day prior to the next Payment Date unless such Permitted Investments are issued by the Collateral Agent or the Account Bank in its capacity as a banking institution, in which event such Permitted Investments may mature on such Payment Date; and (2) none of the foregoing obligations or securities shall constitute Permitted Investments if (a) such obligation or security has an "f", "r", "p", "pi", "q" or "t" subscript assigned by S&P, (b) all, or substantially all, of the remaining amounts payable thereunder consist of interest and not principal payments, (c) payments with respect to such obligations or securities or proceeds of disposition are subject to withholding taxes by any jurisdiction unless the payor is required to make "gross-up" payments that cover the full amount of any such withholding tax on an after-tax basis, (d) such obligation or security is secured by real property, (e) such obligation or security is purchased at a price greater than 100% of the principal or face amount thereof, (f) such obligation or security is subject of a tender offer, voluntary redemption, exchange offer, conversion or other similar action, (g) in the Servicer's judgment, such obligation or security is subject to material non-credit related risks, (h) such obligation is a structured finance obligation or (i) such obligation or security is represented by a certificate of interest in a grantor trust. Permitted Investments may include, without limitation, those investments issued by or made with the Account Bank or for which the Account Bank or the Collateral Agent or an Affiliate of the Account Bank or the Collateral Agent provides services and receives compensation.

"Proceedings" has the meaning specified in Section 12(b).

"Registered" means, for the purposes of the definition of "Permitted Investments", in registered form for U.S. federal income tax purposes and issued after July 18, 1984; *provided* that a certificate of interest in a grantor trust shall not be treated as Registered unless each of the obligations or securities held by the trust was issued after that date.

"Reinvestment Agreement" means a guaranteed reinvestment agreement from a bank, insurance company or other corporation or entity having a Permitted Investment Required Rating; *provided* that such agreement provides that it is terminable by the purchaser, without penalty, if the rating assigned to such agreement by either S&P or Moody's is at any time lower than such agreement's Permitted Investment Required Rating.

"S&P" means Standard & Poor's Ratings Services, a Standard & Poor's Financial Services LLC business (or its successors in interest).

(b) **Rules of Construction**. Unless the context otherwise clearly requires: (i) the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined; (ii) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms; (iii) the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation"; (iv) the word "will" shall be construed to have the same meaning and effect as the word "shall"; (v) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (vi) any reference herein to any Person shall be construed to include such Person's successors and assigns; (vii) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not

- 4 -

Exhibit E

CONFORMED PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT

by and between

FIFTH STREET FUNDING II, LLC,

as the Purchaser

and

FIFTH STREET FINANCE CORP.,

as the Seller

Dated as of September 16, 2011

<u>**PURCHASE AND SALE AGREEMENT**</u>

THIS PURCHASE AND SALE AGREEMENT, dated as of September 16, 2011, by and between FIFTH STREET FINANCE CORP., a Delaware corporation, as the seller (the "<u>Seller</u>") and FIFTH STREET FUNDING II, LLC, a Delaware limited liability company, as the purchaser (the "<u>Purchaser</u>").

<u>WITNESSETH:</u>

WHEREAS, the Purchaser has agreed to Purchase (as hereinafter defined) from the Seller from time to time, and the Seller has agreed to Sell (as hereinafter defined) to the Purchaser from time to time, certain Loan Assets and Portfolio Assets related thereto on the terms set forth herein;

WHEREAS, it is contemplated that the Loan Assets and Portfolio Assets Purchased hereunder may be Pledged by the Purchaser pursuant to the Loan and Servicing Agreement (as defined herein) and the related Transaction Documents, to the Collateral Agent, for the benefit of the Secured Parties; and

WHEREAS, the Seller agrees that all representations, warranties, covenants and agreements made by the Seller herein with respect to the Sale Portfolio shall also be for the benefit of any Secured Party.

NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Purchaser and the Seller, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. <u>General</u>. The specific terms defined in this Article include the plural as well as the singular. Words herein importing a gender include the other gender. References herein to "writing" include printing, typing, lithography and other means of reproducing words in visible form. References to agreements and other contractual instruments include all subsequent amendments thereto or changes therein entered into in accordance with their respective terms and not prohibited by this Agreement or the Loan and Servicing Agreement (as hereinafter defined). References herein to Persons include their successors and assigns permitted hereunder or under the Loan and Servicing Agreement. The terms "include" or "including" mean "include without limitation" or "including without limitation". The words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and Article, Section, Schedule and Exhibit references, unless otherwise specified, refer to Articles and Sections of and Schedules and Exhibits to this Agreement. References to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any Section or other provision of any Applicable Law means that provision of such Applicable Law from time to time

(b)   Security Interests. Except as otherwise permitted herein and in the Loan and Servicing Agreement, the Seller will not sell, pledge, assign or transfer to any other Person, or grant, create, incur, assume or suffer to exist any Lien on any Sale Portfolio Sold by the Seller to the Purchaser hereunder, whether now existing or hereafter transferred hereunder, or any interest, therein, and the Seller will not sell, pledge, assign or suffer to exist any Lien (except for Permitted Liens) on its interest in the Sale Portfolio Sold by the Seller to the Purchaser hereunder. The Seller will promptly notify the Purchaser, the Collateral Agent, each Lender and the Administrative Agent of the existence of any Lien on any Sale Portfolio and the Seller shall defend the right, title and interest of the Purchaser and the Collateral Agent, on behalf of the Secured Parties, in, to and under the Sale Portfolio against all claims of third parties; *provided* that nothing in this Section 5.3(b) shall prevent or be deemed to prohibit the Seller from suffering to exist Permitted Liens upon any of the Sale Portfolio.

(c)   Mergers, Acquisitions, Sales, Etc . The Seller will not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, or sell or assign with or without recourse any Sale Portfolio or any interest therein (other than in the ordinary course of business or as permitted pursuant to this Agreement or the Transaction Documents).

(d)   Transfer of Purchaser Membership Interests. The Seller shall not transfer, pledge, participate or otherwise encumber its membership interests in the Purchaser ~~without the prior written consent of the Administrative Agent and the delivery of an acceptable (in the Administrative Agent's reasonable discretion) non-consolidation opinion~~.

(e)   Restricted Payments. The Seller shall not cause or permit the Purchaser to make any Purchaser Restricted Junior Payment, except that, so long as no Event of Default or Unmatured Event of Default has occurred or would result therefrom, the Purchaser may declare and make distributions to its member on its membership interests.

(f)   Accounting of Purchases. Other than for tax and consolidated accounting purposes, the Seller will not account for or treat (whether in financial statements or otherwise) the transactions contemplated hereby in any manner other than as a sale of the Loan Assets to the Purchaser.

(g)   ERISA Matters. The Seller will not (a) engage, and will exercise its best efforts not to permit any ERISA Affiliate to engage, in any prohibited transaction (within the meaning of ERISA Section 406(a) or (b) or Code Section 4975) for which an exemption is not available or has not previously been obtained from the United States Department of Labor, (b) fail to meet the minimum funding standard set forth in Section 302(a) of ERISA and Section 412(a) of the Code with respect to any Pension Plan other than a Multiemployer Plan, (c) fail to make any payments to a Multiemployer Plan that the Seller or any ERISA Affiliate may be required to make under the agreement relating to such Multiemployer Plan or any law pertaining thereto, (d) terminate any Pension Plan so as to result, directly or indirectly, in any liability to the Seller, or (e) permit to exist any occurrence of any reportable event described in Title IV of ERISA with respect to any Pension Plan other than an event for which the reporting requirements have been waived by regulations.

End of Document

EXHIBIT D

Exhibit 10.2

[through Amendment No. 45]

AMENDMENT NO. 5 TO AMENDED AND RESTATED

SENIOR SECURED REVOLVING CREDIT AGREEMENT

This AMENDMENT NO. 5 with respect to the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 22, 2011 (as amended by that certain Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 8, 2011, that certain Incremental Assumption Agreement, dated as of July 8, 2011, that certain Waiver Letter, dated as of August 3, 2011, that certain Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 29, 2011, that certain Amendment No. 3 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 29, 2012, that certain Amendment No. 4 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of November 30, 2012, and as further amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement"), is made as of August 6, 2013, among Fifth Street Finance Corp., a Delaware corporation (the "Borrower"), FSFC Holdings, Inc., a Delaware corporation ("FSFC"), Fifth Street Fund of Funds LLC, a Delaware limited liability company ("Fifth Street"; collectively with FSFC, the "Subsidiary Guarantors"), the Lenders party hereto (the "Lenders"), and ING CAPITAL LLC, as administrative agent (in such capacity, the "Administrative Agent") for the Lenders under the Credit Agreement and as collateral agent for the parties defined as "Secured Parties" under the Guarantee and Security Agreement (the "Amendment"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement, the Lenders have made certain loans and other extensions of credit to the Borrower;

WHEREAS, the Borrower has requested that the Lenders and the Administrative Agent amend certain provisions of the Credit Agreement, and the Lenders signatory hereto and the Administrative Agent have agreed to do so on the terms and subject to the conditions contained in this Amendment; and

WHEREAS, the Borrower wishes to prepay in full the *pro rata* portion of the Loans and other obligations owing to certain lenders under the Credit Agreement identified in writing by the Administrative Agent to the Borrower (the "Exiting Lenders", and each an "Exiting Lender") with a corresponding termination of each such Exiting Lender's commitments (the "Prepayment")

NOW THEREFORE, in consideration of the promises and the mutual agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION I   AMENDMENT AND PREPAYMENT

(a)   Subject to the satisfaction of the conditions precedent set forth in Section 2.1 hereof, the Credit Agreement is hereby amended as described in the marked version attached hereto as Exhibit A.

(b)   The Schedules to the Credit Agreement are hereby amended by deleting Schedules 1.01(b), 3.11(a) and 3.15 thereto and replacing it with Schedules 1.01(b), 3.11(a) and 3.15 attached hereto.

(c)   The Lenders hereby consent to the Prepayment on the terms and conditions set forth in Section 2.9 hereof.

SECTION II   MISCELLANEOUS

2.1   Conditions to Effectiveness of Amendment. This Amendment shall become effective as of the date (the "Effective Date") on which the following conditions are satisfied:

(a)   The Administrative Agent shall have received counterparts of this Amendment duly executed and delivered by the Borrower, each Subsidiary Guarantor, the Issuing Bank and each Lender.

(b)   The Administrative Agent shall have received reimbursement for all of its reasonable out-of-pocket costs and expenses in accordance with Section 2.4 hereto.

(c)   The Administrative Agent shall have received, for its account and on account of each Lender, all fees in connection with this Amendment in accordance with any fee letter or commitment letter, between the Borrower and ING or the Borrower and any Lender.

(d)   The Borrower shall have paid to the Administrative Agent and the Lenders all accrued but unpaid interest as of the date hereof, calculated at the rate set forth in the Credit Agreement (for clarity, without giving effect to the Amendment).

(e)   The Administrative Agent shall have received a favorable written opinion (addressed to the Administrative Agent and the Lenders and dated as of the date hereof) of Rutan & Tucker, LLP, counsel for the Obligors, in form and substance reasonably acceptable to the Administrative Agent and covering this Amendment and any other matter as the Administrative Agent may reasonably request (and the Borrower hereby instructs such counsel to deliver such opinion to the Lenders and the Administrative Agent).

(f)   The Administrative Agent shall have received: (i) a certificate, from the secretary of each Obligor, that there has been no change to the organizational documents of each Obligor delivered as of February 22, 2011, (ii) signature and incumbency certificates of the officers of such Person executing this Amendment, (iii) resolutions of the board of directors or similar governing body of each Obligor approving and authorizing the execution, delivery and performance of this Amendment, (iv) a good standing certificate from the applicable Governmental Authority of each Obligor's jurisdiction of incorporation, organization or formation and in each jurisdiction in which it is qualified as a foreign corporation or other entity to do business, each dated a recent date prior to the date hereof, and (v) such other documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Obligors, the authorization of this Amendment and any other legal matters relating to the Obligors, all in form and substance satisfactory to the Administrative Agent and its counsel.

2.2   Representations and Warranties. To induce the other parties hereto to enter into this Amendment, the Borrower represents and warrants to the Administrative Agent and each of the Lenders that, as of the Effective Date and after giving effect to this Amendment:

(a)   This Amendment has been duly authorized, executed and delivered by the Borrower and each Subsidiary Guarantor party hereto, and constitutes a legal, valid and binding obligation of the Borrower and each Subsidiary Guarantor party hereto enforceable in accordance with its terms. The Credit Agreement, as amended by this Amendment, constitutes legal, valid and binding obligations of the Borrower and the Subsidiary Guarantors enforceable in accordance with their respective terms.

(b)   The representations and warranties set forth in Article 3 of the Credit Agreement and the representations and warranties in each other Loan Document, are true and correct in all material respects (other than any representation or warranty already qualified by materiality or Material Adverse Effect, which shall be true and correct is all respects) on and as of the Effective Date or as to any such representations and warranties that refer to a specific date, as of such specific date, with the same effect as though made on and as of the Effective Date.

(c) No Default or Event of Default has occurred and is continuing under the Credit Agreement.

2.3   Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment constitutes the entire contract between and among the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of this Amendment by telecopy or electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.

2.4   Payment of Expenses. The Borrower agrees to pay and reimburse the Administrative Agent for all of its reasonable out-of-pocket costs and expenses incurred in connection with this Amendment, including, without limitation, the reasonable fees, charges and disbursements of legal counsel to the Administrative Agent.

2.5   GOVERNING LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

2.6   Incorporation of Certain Provisions. The provisions of Sections 9.01, 9.06, 9.07, 9.09, 9.10 and 9.12 of the Credit Agreement are hereby incorporated by reference.

2.7   Effect of Amendment. Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders, the Administrative Agent, the Issuing Bank, the Collateral Agent, the

Borrower or the Subsidiary Guarantors under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle any Person to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances. This Amendment shall apply and be effective only with respect to the provisions of the Credit Agreement specifically referred to herein. After the Effective Date, any reference to the Credit Agreement shall mean the Credit Agreement as modified hereby. This Amendment shall constitute a Loan Document.

2.8   Consent and Reaffirmation. (a) Each Subsidiary Guarantor hereby consents to this Amendment and the transactions contemplated hereby, (b) the Borrower and each Subsidiary Guarantor agree that, notwithstanding the effectiveness of this Amendment, the Guarantee and Security Agreement and each of the other Security Documents continue to be in full force and effect, (c) each Subsidiary Guarantor confirms its guarantee of the Secured Obligations (as defined in the Guarantee and Security Agreement and which definition, for clarity, incorporates by reference the Obligations under the Credit Agreement as amended hereby) and the Borrower and each Subsidiary Guarantor confirm their grant of a security interest in their assets as Collateral for the Secured Obligations, all as provided in the Loan Documents, and (d) the Borrower and each Subsidiary Guarantor acknowledge that such guarantee and/or grant continues in full force and effect in respect of, and to secure, the Secured Obligations.

2.9   Prepayment of Exiting Lenders. On the Effective Date, the Borrower shall prepay to each Exiting Lender such Exiting Lender's *pro rata* portion of the Loans, including (i) all accrued but unpaid commitment fees relating to such Loans as of such date, (ii) all accrued but unpaid interest relating to such Loans as of such date (in each case, calculated at the rate set forth in the Credit Agreement without giving effect to the Amendment), and (iii) all other amounts, if any, payable under Section 2.14 of the Credit Agreement as a result of, and solely in connection with, such prepayment. Upon the receipt of such prepayment, the Exiting Lenders shall cease to be "Lenders" under the Credit Agreement, but shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.03 with respect to facts and circumstances occurring prior to the Effective Date.

2.10   Reallocation of Commitments. On the Effective Date, immediately following or substantially contemporaneously with the prepayment described in Section 2.9 hereof, the Borrower shall (A) prepay the Loans (if any) that are outstanding immediately prior to the Effective Date in full (other than any Loans that have already been prepaid pursuant to Section 2.9), and (B) simultaneously borrow new Loans under the Credit Agreement in an amount equal to such prepayment; provided that with respect to subclauses (A) and (B), (x) the prepayment to, and borrowing from, any Lender shall be effected by book entry to the extent that any portion of the amount prepaid to such Lender will be subsequently borrowed from such Lender and (y) the Lenders shall make and receive payments among themselves, as administered by and in a manner acceptable to the Administrative Agent, so that, after giving effect thereto, the Loans are held ratably by the Lenders in accordance with the respective Commitments of such Lenders (as set forth in Schedule 1.01(b) of the Credit Agreement). Each of the Lenders agrees to waive repayment of the amounts, if any, payable under Section 2.14 of the Credit Agreement as a result of, and solely in connection with, any such prepayment. Concurrently therewith, the Lenders shall be deemed to have adjusted their participation interests in any outstanding Letters of Credit so that such interests are held ratably in accordance with their commitments as so revised.

2.11   New Lenders.

(a)   On the Effective Date, substantially contemporaneously with the reallocation described in Section 2.10 each person identified as a "New Lender" on the signature pages hereto (each, a "New Lender") shall make a payment to the Administrative Agent, for the account of the other Lenders, in an amount calculated by the Administrative Agent in accordance with such section, so that after giving effect to such payment and to the distribution thereof to other Lenders, the Loans are held ratably by the Lenders in accordance with the respective Commitments of such Lenders.

(b)   As of the Effective Date, each New Lender shall become a Lender under the Credit Agreement and shall have all the rights and obligations of a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

FIFTH STREET FINANCE CORP., as Borrower

By:
Name: Bernard D. Berman
Title: President

FSFC HOLDINGS, INC., as Subsidiary Guarantor

By:
Name: Bernard D. Berman
Title: President

FIFTH STREET FUND OF FUNDS LLC, as Subsidiary Guarantor

By:
Name: Bernard D. Berman
Title: President

ING CAPITAL, LLC, as Administrative Agent, Collateral Agent, Issuing Bank and as a Lender

By:
Name:
Title:

UBS LOAN FINANCE LLC, as Exiting Lender

By:
Name:
Title:

By:
Name:
Title:

MORGAN STANLEY BANK, N.A., as a Lender

By:
Name:
Title:

ROYAL BANK OF CANADA, as a Lender

By:
Name:
Title:

KEY EQUIPMENT FINANCE, INC., as a Lender

By:
Name:
Title:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as a
Lender

By:
Name:
Title:

By:
Name:
Title:

BARCLAYS BANK PLC, as a Lender

By:
Name:
Title:

STIFEL BANK & TRUST, as a Lender

By:
Name:
Title:

RAYMOND JAMES BANK, N.A, as a Lender

By:
Name:
Title:

SUMITOMO MITSUI BANKING CORP., as a Lender

By:
Name:
Title:

GOLDMAN SACHS BANK USA, as a Lender

By:
Name:
Title:

STAMFORD FIRST BANK, A DIVISION OF THE BANK
OF NEW CANAAN, as Exiting Lender

By:
Name:
Title:

WEBSTER BANK, N.A., as a New Lender

By:
Name:
Title:

Composite Conformed Copy
[through Amendment No.~~4~~5]

AMENDED AND RESTATED SENIOR SECURED
REVOLVING CREDIT AGREEMENT

dated as of

February 22, 2011

among

FIFTH STREET FINANCE CORP.
as Borrower

The LENDERS Party Hereto

and

ING CAPITAL LLC
as Administrative Agent

ING CAPITAL LLC
as Arranger and Bookrunner

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

ARTICLE II

THE CREDITS

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Exhibit 10.2

ARTICLE IV

CONDITIONS

ARTICLE V

AFFIRMATIVE COVENANTS

ARTICLE VI

NEGATIVE COVENANTS

Exhibit 10.2

ARTICLE VII

EVENTS OF DEFAULT

ARTICLE VIII

THE ADMINISTRATIVE AGENT

ARTICLE IX

MISCELLANEOUS

Exhibit 10.2

AMENDED AND RESTATED SENIOR SECURED REVOLVING CREDIT AGREEMENT dated as of February 22, 2011 (this "Agreement"), among FIFTH STREET FINANCE CORP., a Delaware corporation (the "Borrower"), the LENDERS party hereto, and ING CAPITAL LLC, as Administrative Agent.

WHEREAS, the Borrower, the Administrative Agent and the Documentation Agent entered into that certain Senior Secured Revolving Credit Agreement dated as of May 27, 2010 (as the same has been amended, supplemented or otherwise modified from time to time until the date hereof, the "Existing Credit Agreement") with the lenders party thereto from time to time (the "Existing Lenders"), pursuant to which the Existing Lenders extended certain commitments and made certain loans to the Borrower (the "Existing Loans");

WHEREAS, the Borrower desires to amend the Existing Credit Agreement, to among other things, provide for increased commitments from certain of the Existing Lenders and new commitments from certain new lenders party to this Agreement (the "New Lenders"); and

WHEREAS, the Existing Lenders are willing to make such changes to the Existing Credit Agreement, and the New Lenders and certain of the Existing Lenders are willing to provide new commitments, each upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree that, effective as of the Restatement Effective Date, the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.   Defined Terms. As used in this Agreement, the following terms have the meanings specified below and the terms defined in Section 5.13 have the meanings assigned thereto in such section:

"2016 Notes" means the Borrower's 5.375% Convertible Senior Notes due 2016 pursuant to an Indenture, dated April 12, 2011, between the Borrower and Deutsche Bank Trust Company Americas, as trustee.

"ABR", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans constituting such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

"Adjusted Borrowing Base" means the Borrowing Base minus the aggregate amount of Cash and Cash Equivalents included in the Borrowing Base.

"Adjusted Covered Debt Balance" means, on any date, the aggregate Covered Debt Amount on such date minus the aggregate amount of Cash and Cash Equivalents included in the Borrowing Base (excluding any cash held by the Administrative Agent pursuant to Section 2.04(k)).

"Adjusted LIBO Rate" means, for the Interest Period for any Eurocurrency Borrowing, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate for such Interest Period.

"Administrative Agent" means ING, in its capacity as administrative agent for the Lenders hereunder.

"Administrative Agent's Account" means an account designated by the Administrative Agent in a notice to the Borrower and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"Advance Rate" has the meaning assigned to such term in Section 5.13.

"Affiliate" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Anything herein to the contrary notwithstanding, the term "Affiliate" shall not include any Person that constitutes an Investment held by any Obligor in the ordinary course of business.

"Affiliate Agreements" means, collectively, (a) the Amended and Restated Investment Advisory Agreement, dated as of April 30, 2008, between the Borrower and Fifth Street Management LLC, (b) the Administration Agreement, dated as of December 14, 2007, between the Borrower and FSC, Inc., (c) the Trademark License Agreement, dated as of December 14, 2007, between the Borrower and Fifth Street Capital LLC, (d) the Structured Facility Agreements – FSF and (e) the SBIC Agreements.

"Affiliate Investment" means any Portfolio Investment in a Person in which either (i) the Borrower or any of its Subsidiaries owns or controls more than 10% of the Equity Interests or (ii) is Controlled by the Borrower or any Subsidiary.

"Alternate Base Rate" means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate for such day plus 1/2 of 1% and (c) the LIBO Rate for deposits in U.S. dollars for a period of three (3) months plus 1%. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or such LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate, or such LIBO Rate, as the case may be.

"Amendment and Reaffirmation" has the meaning set forth in Section 4.01(a)(ii).

"Amendment No. 4 Effective Date" means November 30, 2012.

"Amendment No. 5 Effective Date" means August 6, 2013.

"Applicable Commitment Fee Rate" means, with respect to any period (an "Applicable Period"), a rate per annum equal to (x) prior to the Amendment No. 4 Effective Date, 0.50%, and from and after the Amendment No. 4 Effective Date, 0.375%, with respect any Unused Portion of the Commitment of any Lender during such Applicable Period if the utilized portion of the aggregate Commitments during such Applicable Period (after giving effect to borrowings, prepayments and commitment reductions during such Applicable Period) is greater than an amount equal to thirty-five percent (35.00%) of the aggregate Commitments during such Applicable Period and (y) 1.00%, with respect to any Unused Portion of the Commitment of any Lender during such Applicable Period if the utilized portion of the aggregate Commitments during such Applicable Period (after giving effect to borrowings, prepayments and commitment reductions during such Applicable Period) is less than or equal to an amount equal to thirty-five percent (35.00%) of the aggregate Commitments during such Applicable Period.

For purposes of determining the Applicable Commitment Fee Rate, the Commitments shall be deemed to be utilized to the extent of the outstanding Loans and LC Exposure of all Lenders.

~~"Applicable Margin" means:~~

~~(a)~~ "Applicable Margin" means, on any day on or after the Amendment No. ~~4~~5 Effective Date ~~during which the Borrower maintains a Minimum Credit Rating~~, (i) with respect to any ABR Loan, ~~1.75~~1.25% per annum; and (ii) with respect to any Eurocurrency Loan, ~~2.75~~2.25% per annum;

~~(b) on any other day on or after the Amendment No. 4 Effective Date, (i) with respect to any ABR Loan, 2.25% per annum; and (ii) with respect to any Eurocurrency Loan, 3.25% per annum.~~

"Applicable Percentage" means, with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitments. If the Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Commitments most recently in effect, giving effect to any assignments.

"Approved Dealer" means (a) in the case of any Eligible Portfolio Investment that is not a U.S. Government Security, a bank or a broker-dealer registered under the Securities Exchange Act of 1934 of nationally recognized standing or an Affiliate thereof and (b) in the case of a U.S. Government Security, any primary dealer in U.S. Government Securities, in the case of each of clauses (a) and (b) above, as set forth on Schedule 1.01(a) or any other bank or broker-dealer acceptable to the Administrative Agent in its reasonable determination.

"Approved Pricing Service" means a pricing or quotation service as set forth in Schedule 1.01(a) or any other pricing or quotation service approved by the Board of Directors of the Borrower and designated in writing to the Administrative Agent (which designation shall be accompanied by a copy of a resolution of the Board of Directors of the Borrower that such pricing or quotation service has been approved by the Borrower).

"Approved Third-Party Appraiser" means any Independent nationally recognized third-party appraisal firm designated by the Borrower in writing to the Administrative Agent (which designation shall be accompanied by a copy of a resolution of the Board of Directors of the Borrower that such firm has been approved by the Borrower for purposes of assisting the Board of Directors of the Borrower in making valuations of portfolio assets to determine the Borrower's compliance with the applicable provisions of the Investment Company Act). It is understood and agreed that, so long as the same are Independent third-party appraisal firms approved by the Board of Directors of the Borrower, Houlihan Lokey Howard & Zukin Capital, Inc., Duff & Phelps LLC, Murray, Devine and Company and Lincoln Advisors shall be deemed to be Approved Third-Party Appraisers.

"Asset Coverage Ratio" means, on a consolidated basis for Borrower and its Subsidiaries, the ratio which the value of total assets, less all liabilities and indebtedness not represented by Senior Securities, bears to the aggregate amount of Senior Securities representing indebtedness of the Borrower and its Subsidiaries (all as determined pursuant to the Investment Company Act and any orders of the SEC issued to the Borrower thereunder). For clarity, the calculation of the Asset Coverage Ratio shall be made in accordance with the Order dated December 14, 2010, issued by the Securities and Exchange Commission under Section 6(c) of the Investment Company Act in the matter of Fifth Street Finance Corp., et al., only so long as (i) such Order is in effect, and (ii) no obligations have become due and owing pursuant to the terms of the SBIC Guarantee.

~~"Asset Manager" means an "asset manager", "FSAM" or similar business venture or any entity engaged in similar activity as described in the Investment Policies in effect on the date hereof, together with its Subsidiaries.~~

"Asset Sale" means a sale, lease or sub lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, transfer or other disposition to, or any exchange of property with, any Person, in one transaction or a series of transactions, of all or any part of any Obligor's assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired; provided, however, the term "Asset Sale" as used in this Agreement shall not include the disposition of Portfolio Investments originated by the Borrower and immediately transferred to a Structured Subsidiary pursuant to the terms of Section 6.03(e) hereof.

"Assignment and Assumption" means an Assignment and Assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

"Assuming Lender" has the meaning assigned to such term in Section 2.07(f).

"Availability Period" means the period from and including the Original Effective Date to but excluding the earlier of the Commitment Termination Date and the date of termination of the Commitments.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" has the meaning assigned to such term in the preamble to this Agreement.

"Borrower External Unquoted Value" has the meaning assigned to such term in Section 5.12(b)(ii)(B)(y).

"Borrower Tested Assets" has the meaning assigned to such term in Section 5.12(b)(ii)(B)(y).

"Borrowing" means (a) all ABR Loans made, converted or continued on the same date or (b) all Eurocurrency Loans that have the same Interest Period.

"Borrowing Base" has the meaning assigned to such term in Section 5.13.

"Borrowing Base Certificate" means a certificate of a Financial Officer of the Borrower, substantially in the form of Exhibit B and appropriately completed.

"Borrowing Base Deficiency" means, at any date on which the same is determined, the amount, if any, that (i) (a) the aggregate Covered Debt Amount as of such date exceeds (b) the Borrowing Base as of such date, (ii) (a) the aggregate Covered Debt Amount as of such date exceed the sum of (b)(x) the aggregate value of all Eligible Portfolio Investments included in the Borrowing Base, less (y) the aggregate Value of all Eligible Portfolio Investments issued by the four largest issuers, or (iii) the aggregate Covered Debt Amount (excluding, in the case of this clause (iii) only, the 2016 Notes) as of such date exceeds 100% (or, in an Excess Commitment Period, 70%) of the aggregate value of all Eligible Portfolio Investments included in the Borrowing Base that are Low-Risk Assets.

"Borrowing Request" means a request by the Borrower for a Borrowing in accordance with Section 2.03.

"Business Day" means any day (a) that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed and (b) if such day relates to a borrowing of, a payment or prepayment of principal of or interest on, a continuation or conversion of or into, or the Interest Period for, a Eurocurrency Borrowing, or to a notice by the Borrower with respect to any such borrowing, payment, prepayment, continuation, conversion, or Interest Period, that is also a day on which dealings in deposits denominated in Dollars are carried out in the London interbank market.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Cash" means any immediately available funds in Dollars or in any currency other than Dollars (measured in terms of the Dollar Equivalent thereof) which is a freely convertible currency.

"Cash Equivalents" means investments (other than Cash) that are one or more of the following obligations:

(a)   Short-Term U.S. Government Securities (as defined in Section 5.13);

(b)   investments in commercial paper maturing within 180 days from the date of acquisition thereof and having, at such date of acquisition, a credit rating of at least A-1 from S&P and at least P-1 from Moody's;

(c)   investments in certificates of deposit, banker's acceptances and time deposits maturing within 180 days from the date of acquisition thereof (i) issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof, provided that such certificates of deposit, banker's acceptances and time deposits are held in a securities account (as defined in the Uniform Commercial Code) through which the Collateral Agent can perfect a security interest therein and (ii) having, at such date of acquisition, a credit rating of at least A-1 from S&P and at least P-1 from Moody's;

(d)   fully collateralized repurchase agreements with a term of not more than 30 days from the date of acquisition thereof for U.S. Government Securities and entered into with (i) a financial institution satisfying the criteria described in clause (c) of this definition or (ii) an Approved Dealer having (or being a member of a consolidated group having) at such date of acquisition, a credit rating of at least A-1 from S&P and at least P-1 from Moody's;

(e)   certificates of deposit or bankers' acceptances with a maturity of ninety (90) days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $1,000,000,000; and

(f)   investments in money market funds and mutual funds which invest substantially all of their assets in Cash or assets of the types described in clauses (a) through (e) above;

provided, that (i) in no event shall Cash Equivalents include any obligation that provides for the payment of interest alone (for example, interest-only securities or "IOs"); (ii) if any of Moody's or S&P changes its rating system, then any ratings included in this definition shall be deemed to be an equivalent rating in a successor rating category of Moody's or S&P, as the case may be; (iii) Cash Equivalents (other than U.S. Government Securities, certificates of deposit or repurchase agreements) shall not include any such investment representing more than 25% of total assets of the Obligors in any single issuer; and (iv) in no event shall Cash Equivalents include any obligation that is not denominated in Dollars.

"Change in Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect on the date hereof), of shares representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated by the requisite members of the board of directors of the Borrower nor (ii) appointed by a majority of the directors so nominated; or (c) the acquisition of direct or indirect Control of the Borrower by any Person or group other than the Investment Advisor or one of its Affiliates or another investment advisor reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion.

"Change in Law" means (a) the adoption of any law, rule or regulation or treaty after the Original Effective Date, (b) any change in any law, rule or regulation or treaty or in the interpretation, implementation or application thereof by any Governmental Authority after the Original Effective Date or (c) compliance by any Lender or the Issuing Bank (or, for purposes of Section 2.13(b), by any lending office of such Lender or by such Lender's or the Issuing Bank's holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Original Effective Date, provided that, notwithstanding anything herein to the contrary, (I) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives in connection therewith and (II) all requests, rules, guidelines or directives promulgated by the Bank For International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a "Change in Law" regardless of the date enacted, adopted or issued.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" has the meaning assigned to such term in the Guarantee and Security Agreement.

"Collateral Agent" means ING Capital LLC in its capacity as Collateral Agent under the Guarantee and Security Agreement, and includes any successor Collateral Agent thereunder.

"Commitment" means, with respect to each Lender, the commitment of such Lender to make Loans, and to acquire participations in Letters of Credit, expressed as an amount representing the maximum aggregate amount of such Lender's Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.07 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The aggregate amount of each Lender's Commitment as of the Amendment No. 45 Effective Date is set forth on Schedule 1.01(b), or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable.

The aggregate amount of the Lenders' Commitments as of the Amendment No. ~~4~~5 Effective Date is $~~380,000,000~~480,000,000.

"Commitment Increase" has the meaning assigned to such term in Section 2.07(f).

"Commitment Increase Date" has the meaning assigned to such term in Section 2.07(f).

"Commitment Termination Date" means the date that is the ~~three~~four year anniversary of the Amendment No. ~~4~~5 Effective Date, unless extended with the consent of each Lender in its sole and absolute discretion.

"Consolidated Adjusted Interest Expense" means, for any period with respect to the Borrower and its Subsidiaries on a consolidated basis, cash interest paid in respect of the stated rate of interest (including any default rate of interest, if applicable) applicable to any Indebtedness.

~~"Consolidated Asset Manager" means an Asset Manager that is consolidated under GAAP on the financial statements of the Borrower.~~

"Consolidated EBIT" means, for any period with respect to the Borrower and its Subsidiaries on a consolidated basis, income after deduction of all expenses and other proper charges other than Taxes, Consolidated Interest Expense and non-cash employee stock options expense and excluding (a) net realized gains or losses, (b) net change in unrealized appreciation or depreciation, (c) gains on re-purchases of Indebtedness, (d) the amount of interest paid-in-kind ("PIK") to the extent such amount exceeds the sum of (i) PIK interest collected in cash (including any amortization payments on such applicable debt instrument up to the amount of PIK interest previously capitalized thereon) and (ii) realized gains collected in cash (net of realized losses), provided that the amount determined pursuant to this clause (d)(ii) shall not be less than zero, all as determined in accordance with GAAP, and (e) other non-cash charges and gains to the extent included to calculate income.

"Consolidated Interest Coverage Ratio" means the ratio of as of the last day of any fiscal quarter of (a) Consolidated EBIT for the four fiscal quarter period then ending, taken as a single accounting period, to (b) Consolidated Adjusted Interest Expense for such four fiscal quarter period.

"Consolidated Interest Expense" means, with respect to a Person and for any period, the total consolidated interest expense (including capitalized interest expense and interest expense attributable to Capital Lease Obligations) of such Person and in any event shall include all interest expense with respect to any Indebtedness in respect of which such Person is wholly or partially liable.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Covered Debt Amount" means, on any date, the sum of (x) all of the Revolving Credit Exposures of all Lenders on such date plus (y) the aggregate amount of Other Covered Indebtedness on such date minus (z) the LC Exposures fully cash collateralized on such date pursuant to Section 2.04(k).

"Covered Taxes" means Taxes other than Excluded Taxes and Other Taxes.

"Custodian" means U.S. Bank National Association or any other financial institution mutually agreeable to the Administrative Agent and the Borrower as custodian holding Portfolio Investments on behalf of the Obligors and, pursuant to the Custodian Agreement, the Collateral Agent, any successor in such capacity. The term "Custodian" includes any agent or sub-custodian acting on behalf of the Custodian.

"Custodian Account" means an account subject to a Custodian Agreement.

"Custodian Agreement" means, collectively, (i) the Custody Control Agreement, dated March 30, 2011, among FSFC Holdings, Inc., the Borrower, the Collateral Agent, and U.S. Bank National Association, (ii) the Custody Control Agreement, dated March 30, 2011, among the Borrower, the Collateral Agent, and U.S. Bank National Association; (iii) the Custody Control Agreement, dated March 30, 2011, among Fifth Street Fund of Funds LLC, the Borrower, the Collateral Agent and U.S. Bank National Association, and (iv) such other control agreements as may be entered into by and among an Obligor, the Collateral Agent and a Custodian, in form and substance acceptable to the Administrative Agent.

"Default" means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

"Defaulting Lender" means any Lender that has, as reasonably determined by the Administrative Agent, (a) failed to fund any portion of its Loans or participations in Letters of Credit within three Business Days of the date required to be funded by it hereunder, unless, in the case of any Loans, such Lender's failure is based on such Lender's reasonable determination that the conditions precedent to funding such Loan under this Agreement have not been met, such conditions have not otherwise been waived in accordance with the terms of this Agreement and such Lender has advised the Administrative Agent in writing (with reasonable detail of those conditions that have not been satisfied) prior to the time at which such funding was to have been made, (b) notified the Borrower, the Administrative Agent, the Issuing Bank or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement that it does not intend to comply with its funding obligations under this Agreement (unless such writing or public statement states that such position is based on such Lender's determination that one or more conditions precedent to funding (which conditions precedent, together with the applicable default, if any, shall be specifically identified in such writing) cannot be satisfied), (c) failed, within three Business Days after request by the Administrative Agent (based on the reasonable belief that it may not fulfill its funding obligations), to confirm in writing that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent), (d) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount (other than a *de minimis* amount) required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (e) (i) has been adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or has a parent company that has been adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment (unless in the case of any Lender referred to in this clause (e) the Borrower, the Administrative Agent, and the Issuing Bank shall be satisfied that such Lender intends, and has all approvals required to enable it, to continue to perform its obligations as a Lender hereunder); provided that a Lender shall not qualify as a Defaulting Lender solely as a result of the acquisition or maintenance of an ownership interest in such Lender or its parent company, or of the exercise of control over such Lender or any Person controlling such Lender, by a Governmental Authority or instrumentality thereof.

"Documentation Agent" has the meaning assigned to such term in the recitals to this Agreement.

"Dollar Equivalent" means, on any date of determination, with respect to an amount denominated in any currency other than Dollars, the amount of Dollars that would be required to purchase such amount of such currency on the date two Business Days prior to such date, based upon the spot selling rate at which the Administrative Agent offers to sell such currency for Dollars in the London foreign exchange market at approximately 11:00 a.m., London time, for delivery two Business Days later.

"Dollars" or "$" refers to lawful money of the United States of America.

"Eligible Portfolio Investment" means any Portfolio Investment held by any Obligor (and solely for purposes of determining the Borrowing Base, Cash and Cash Equivalents held by any Obligor); provided that no Portfolio Investment shall constitute an Eligible Portfolio Investment or be included in the Borrowing Base if (i) (w) the Portfolio Investment is not denominated in United States or Canadian dollars, (x) the principal operations of the corresponding Portfolio Company, and any assets of such Portfolio Company pledged as collateral for such Portfolio Investment are not primarily located in the United States or Canada or any state, province, commonwealth, territory, possession or political subdivision thereof (other than Guam), (y) the corresponding Portfolio Company is not organized under the laws of the

United States, Canada or any state, province, commonwealth, territory, possession or political subdivision thereof (other than Guam), or (z) the corresponding Portfolio Company is not domiciled within the United States or Canada or any state, province, commonwealth, territory, possession or political subdivision thereof (other than Guam); (ii) (x) such Portfolio Investment is secured primarily by a mortgage, deed of trust or similar lien on real estate, (y) such Portfolio Investment is issued by a Person whose primary asset is real estate or (z) the value of such Portfolio Investment is otherwise primarily derived from real estate; (iii) such Portfolio Investment represents a consumer obligation (including, without limitation, a mortgage loan, auto loan, credit card loan or personal loan); (iv) such Portfolio Investment represents any financing of a debtor-in-possession in any case, action or proceeding seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect (unless the Administrative Agent and Lenders holding not less than two-thirds of the total Revolving Credit Exposures and unused Commitments otherwise consent); (v) such Portfolio Investment represents a "Structured Finance Obligation"; (vi) such Portfolio Investment is an Underperforming Portfolio Investment for which the Borrower has not obtained an external valuation pursuant to Section 5.12(b)(ii); (vii) such Portfolio Investment constitutes Equity Interests, advances to or other Investments in any Financing Subsidiary, any Asset Manager, or Fifth Street Funding II, LLC (to the extent it becomes a Portfolio Investment rather than a Financing Subsidiary); (viii) such Portfolio Investment constitutes investments in LP interests in any fund or in any Equity Interests of any Person; (ix) such Portfolio Investment is an obligation of a Governmental Authority (excluding obligations described under the definition of "Cash Equivalents"); (x) the obligation under such Portfolio Investment is a Defaulted Obligation (as such term is defined in Section 5.13); (xi) such Portfolio Investment is not Transferable; (xii) such Portfolio Investment has not been obtained, reviewed and serviced in accordance with (A) for any Portfolio Investment obtained prior to the adoption of the Investment Policies, the underwriting and servicing policies and procedures of the Borrower in effect at such time or (B) for any Portfolio Investment obtained after the adoption of the Investment Policies, the Investment Policies, (xiii) the documentation relating to or evidencing or, if applicable, securing such Portfolio Investment (A) does not conform in all material respects to the requirements set forth in this definition of Eligible Portfolio Investment, (B) is not valid, binding and enforceable against the applicable obligor or issuer accordance with its terms, except as such enforceability may be limited by (1) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of rights and (2) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), or (C) for any debt obligation, contains rights of setoff, counterclaim or offset for the obligor; (xiv) such Portfolio Investment (A) has not been assigned a Risk Factor, or (B) has a Risk Factor greater than 6500; (xv) such Portfolio Investment, if a debt instrument, bears interest due and payable less frequently than semi-annually; (xvi) such Portfolio Investment has a final maturity greater than 7 years; (xvii) [reserved]such Portfolio Investment constitutes Equity Interests, advances to or other Investments in Healthcare Finance Group, LLC or any Subsidiary thereof; or (xviii) the documentation governing such Portfolio Investment does not contain customary provisions relating to compliance with the USA PATRIOT Act and applicable anti-money laundering law; provided, further, that no Portfolio Investment, Cash or Cash Equivalent shall constitute an Eligible Portfolio Investment or be included in the Borrowing Base if the Collateral Agent does not at all times maintain a first priority, perfected Lien on such Portfolio Investment, Cash or Cash Equivalent or if such Portfolio Investment, Cash or Cash Equivalent has not been or does not at all times continue to be Delivered (as defined in the Guarantee and Security Agreement). In addition, if such Portfolio Investment is a Credit Facility Loan and the Portfolio Company of such Portfolio Investment has issued a Permitted Prior Working Capital Lien, the Borrower shall have delivered to the Administrative Agent a written valuation report of an Approved Third-Party Appraiser determining the enterprise value of such Portfolio Company to be used for purposes of the conditions outlined in clause (iii) of the definition of "Permitted Prior Working Capital Lien" (except that, prior to the delivery of the first valuation report of the Approved Third-Party Appraiser to be delivered after the Borrower's acquisition of such Portfolio Investment, the enterprise value of such Portfolio Company may be calculated by the Borrower in a commercially reasonable manner). Without limiting the generality of the foregoing, it is understood and agreed that any Portfolio Investments that have been contributed or sold, purported to be contributed or sold or otherwise transferred to any Financing Subsidiary, or held by any Financing Subsidiary, or which secure obligations of any Financing Subsidiary, shall not be treated as Eligible Portfolio Investments. Notwithstanding the foregoing, nothing herein shall limit the provisions of Section 5.12(b)(i), which provide that, for purposes of this Agreement, all determinations of whether an Investment is to be included as an Eligible Portfolio Investment shall be determined on a settlement-date basis (meaning that any Investment that has been purchased will not be treated as an Eligible Portfolio Investment until such purchase has settled, and any Eligible Portfolio Investment which has been sold will not be excluded as an Eligible Portfolio Investment until such sale has settled), provided that no such Investment shall be included as an Eligible Portfolio Investment to the extent it has not been paid for in full.

"Equity Interests" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest. As used in this Agreement, "Equity Interests" shall not include convertible debt unless and until such debt has been converted to capital stock.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) with respect to any Plan, the failure to satisfy the minimum funding standard (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Borrower or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (g) the occurrence of any nonexempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA which could result in liability to an Lender; (h) the failure to make any required contribution to a Multiemployer Plan or failure to make by its due date any required contribution to any Plan; (i) the receipt by the Borrower or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrower or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; or (j) the incurrence with respect to any "employee benefit plan" as defined in Section 3(3) of ERISA that is sponsored or maintained by any Lender of any material liability for post-retirement health or welfare benefits, except as may be required by 4980B of the Code or similar laws.

"Eurocurrency", when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans constituting such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate. For clarity, a Loan or Borrowing bearing interest by reference to clause (c) of the definition of the Alternate Base Rate shall not be a Eurocurrency Loan or Eurocurrency Borrowing.

"Event of Default" has the meaning assigned to such term in Article VII.

"Excess Commitment Period" means any period during which the total Commitments exceed the greater of (i) the aggregate principal amount of all other secured debt of Borrower and its Structured Subsidiaries and (ii) $475,000,000.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Borrower is located, (c) in the case of a Foreign Lender (other than an assignee pursuant to a request by the Borrower under Section 2.18(b)), any withholding tax that is imposed on amounts payable to such Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 2.15(e), except to the extent, other than in a case of failure to comply with Section 2.15(e), that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 2.15(a), and (d) any withholding tax that is imposed on amounts payable to a Lender to the extent such requirement to withhold is attributable to such Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 2.15(h).

"Existing Credit Agreement" has the meaning assigned to such term in the recitals to this Agreement.

"Existing Lenders" has the meaning assigned to such term in the recitals to this Agreement.

"Existing Loans" has the meaning assigned to such term in the recitals to this Agreement.

"External Quoted Value" has the meaning assigned to such term in Section 5.12(b)(ii)(A).

"External Unquoted Value" means (i) with respect to Borrower Tested Assets, the Borrower External Unquoted Value and (ii) with respect to IVP Tested Assets, the IVP External Unquoted Value.

"Extraordinary Receipts" means any cash received by or paid to or for the account of any Obligor not in the ordinary course of business, including any foreign, United States, state or local tax refunds, pension plan reversions, judgments, proceeds of settlements or other consideration of any kind in connection with any cause of action, condemnation awards (and payments in lieu thereof), indemnity payments and any purchase price adjustment received in connection with any purchase agreement and proceeds of insurance (excluding, however, proceeds of any issuance of Equity Interests by the Borrower and issuances of Indebtedness by any Obligor).

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

"Federal Funds Effective Rate" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"Financial Officer" means the president, chief financial officer, principal accounting officer, treasurer or controller of the Borrower.

"Financing Subsidiary" means (i) any Structured Subsidiary or (ii) any SBIC Subsidiary.

"Fitch" means Fitch, Inc. or any successor thereto.

"Foreign Lender" means any Lender that is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States (or any jurisdiction thereof) or (c) any estate or trust that is subject to U.S. federal income taxation regardless of the source of its income.

"GAAP" means generally accepted accounting principles in the United States of America.

"Governmental Authority" means the government of the United States of America, or of any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

"Guarantee and Security Agreement" means the Guarantee, Pledge and Security Agreement, dated as of the Original Effective Date, between the Borrower, the Administrative Agent, each holder (or a representative or trustee therefor) from time to time of any Secured Longer-Term Indebtedness, and the Collateral Agent, as the same shall be modified and supplemented and in effect from time to time (including as supplemented by the Amendment and Reaffirmation of the Guarantee and Security Agreement, dated as of the Restatement Effective Date and delivered pursuant to Section 4.01(a)(ii)).

"Guarantee Assumption Agreement" means a Guarantee Assumption Agreement substantially in the form of Exhibit B to the Guarantee and Security Agreement between the Collateral Agent and an entity that pursuant to Section 5.08 is required to become a "Subsidiary Guarantor" under the Guarantee and Security Agreement (with such changes as the Administrative Agent shall request consistent with the requirements of Section 5.08).

"Hedging Agreement" means any interest rate protection agreement, foreign currency exchange protection agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement.

"Increasing Lender" has the meaning assigned to such term in Section 2.07(f).

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits, loans or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar debt instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services, (e) all Indebtedness of others secured by any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others; provided the amount of any Guarantee at any time shall be deemed to be an amount equal to the maximum stated or determinable amount of the primary obligation in respect of which such Guarantee is incurred, unless the terms of such Guarantee expressly provide that the maximum amount for which such Person may be liable thereunder is a lesser amount (in which case the amount of such Guarantee shall be deemed to be an amount equal to such lesser amount), (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

"Independent" when used with respect to any specified Person means that such Person (a) does not have any direct financial interest or any material indirect financial interest in the Borrower or any of its Subsidiaries or Affiliates (including its investment advisor or any Affiliate thereof) other than ownership of publicly traded stock of the Borrower with a market value not to exceed $1,000,000 and (b) is not an officer, employee, promoter, underwriter, trustee, partner, director or a Person performing similar functions of the Borrower or of its Subsidiaries or Affiliates (including its investment advisor or any Affiliate thereof).

"Independent Valuation Provider" means any of Houlihan Capital Advisors, LLC, Duff & Phelps LLC, Murray, Devine and Company, Lincoln Advisors, Valuation Research Corporation, Alvarez & Marsal and Houlihan Lokey, or any other Independent nationally recognized third-party appraisal firm selected by the Administrative Agent and reasonably acceptable to the Borrower.

"Industry Classification Group" means (a) any of the classification groups that are currently in effect by Moody's or may be subsequently established by Moody's and provided by the Borrower to the Lenders, and (b) up to three additional industry group classifications established by the Borrower pursuant to Section 5.12.

16

"ING" means ING Capital LLC.

"Interest Election Request" means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.06.

"Interest Payment Date" means (a) with respect to any ABR Loan, each Quarterly Date and (b) with respect to any Eurocurrency Loan, the last day of each Interest Period therefor and, in the case of any Interest Period of more than three months' duration, each day prior to the last day of such Interest Period that occurs at three-month intervals after the first day of such Interest Period.

"Interest Period" means, for any Eurocurrency Loan or Borrowing, the period commencing on the date of such Loan or Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Loan initially shall be the date on which such Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Loan, and the date of a Borrowing comprising Loans that have been converted or continued shall be the effective date of the most recent conversion or continuation of such Loans.

"Internal Value" has the meaning assigned to such term in Section 5.12(b)(ii)(C).

"Investment" means, for any Person: (a) Equity Interests, bonds, notes, debentures or other securities of any other Person or any agreement to acquire any Equity Interests, bonds, notes, debentures or other securities of any other Person (including any "short sale" or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) deposits, advances, loans or other extensions of credit made to any other Person (including purchases of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person); or (c) Hedging Agreements.

"Investment Advisor" means Fifth Street Management, LLC, a Delaware limited liability company.

"Investment Advisor Departure Event" means the Investment Advisor or one of its Affiliates shall cease to be the investment advisor of the Borrower without having been immediately replaced with an investment advisor reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion. For clarity, in the event the Borrower elects to be self-managed in accordance with applicable law, no Investment Advisor Departure Event shall be deemed to have occurred, so long as no Key Person Departure Event has occurred.

"Investment Policies" means the written statement, in form and substance reasonably satisfactory to the Administrative Agent, of the Borrower's investment objectives, policies, restrictions and limitations delivered on the Original Effective Date, as amended by the Investment Policy Amendment delivered on the Restatement Effective Date and on February 29, 2012, and as the same may be amended from time to time by a Permitted Policy Amendment.

"Investment Policy Amendment" has the meaning assigned to such term in Section 4.01(a)(iii).

"Investment Company Act" means the Investment Company Act of 1940, as amended from time to time.

"Issuing Bank" means ING, in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.04(j).

"IVP External Unquoted Value" has the meaning assigned to such term in Section 5.12(b)(ii)(B)(x).

"IVP Supplemental Cap" has the meaning assigned to such term in Section 5.12(b)(iii)(C).

"IVP Tested Assets" has the meaning assigned to such term in Section 5.12(b)(ii)(B)(x).

"IVP Testing Date" has the meaning assigned to such term in Section 5.12(b)(ii)(B)(x).

"Key Person Departure Event" means any two of (i) Leonard Tannenbaum, (ii) Bernard Berman and (iii) Ivelin Dimitrov (collectively, the "Key Persons"), in each case, cease to be actively involved in the operations of the Borrower and the Investment Advisor (provided that there shall be no Key Person Departure Event in connection with the Investment Advisor if (i) the Borrower elects to be self-managed in accordance with applicable law and (ii) the requisite Key Persons remain actively involved in the operations of the Borrower) and such individual or individuals have not within 120 days thereafter been replaced with officers reasonably satisfactory to the Administrative Agent and the Required Lenders in their reasonable discretion.

"Largest Industry Classification Group" means, as of any date of determination, the single Industry Classification Group to which a greater portion of the Borrowing Base has been assigned pursuant to Section 5.12(a) than any other single Industry Classification Group.

"LC Disbursement" means a payment made by the Issuing Bank pursuant to a Letter of Credit.

"LC Exposure" means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements in respect of such Letters of Credit that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

"Lenders" means the Persons listed on Schedule 1.01(b) as having Commitments and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption that provides for it to assume a Commitment or to acquire Revolving Credit Exposure, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

"Letter of Credit" means any letter of credit issued pursuant to this Agreement.

"Letter of Credit Collateral Account" has the meaning assigned to such term in Section 2.04(k).

"Letter of Credit Documents" means, with respect to any Letter of Credit, collectively, any application therefor and any other agreements, instruments, guarantees or other documents (whether general in application or applicable only to such Letter of Credit) governing or providing for (a) the rights and obligations of the parties concerned or at risk with respect to such Letter of Credit or (b) any collateral security for any of such obligations, each as the same may be modified and supplemented and in effect from time to time.

"LIBO Rate" means, for any Interest Period, the British Bankers' Association Interest Settlement Rate per annum for deposits in U.S. dollars for a period equal to the Interest Period appearing on the display designated as Reuters Screen LIBOR01 Page (or such other page on that service or such other service designated by the British Bankers' Association for the display of such Association's Interest Settlement Rates for Dollar deposits) as of 11:00 a.m., London time on the day that is two Business Days prior to the first day of the Interest Period (or if such Reuters Screen LIBOR01 Page is unavailable for any reason at such time, the rate which appears on the Reuters Screen ISDA Page as of such date and such time); provided, that if the Administrative Agent determines that the relevant foregoing sources are unavailable for the relevant Interest Period, LIBO Rate shall mean the rate of interest determined by the Administrative Agent to be the average (rounded upward, if necessary, to the nearest 1/100th of 1%) of the rates per annum at which deposits in U.S. dollars are offered to the Administrative Agent two (2) business days preceding the first day of such Interest Period by leading banks in the London interbank market as of 11:00 a.m. for delivery on the first day of such Interest Period, for the number of days comprised therein and in an amount comparable to the amount of the Administrative Agent's portion of the relevant Eurocurrency Borrowing.

"Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, except in favor of the issuer thereof.

"Loan Documents" means, collectively, this Agreement, the Letter of Credit Documents and the Security Documents.

"Loans" means the loans made by the Lenders to the Borrower pursuant to this Agreement.

"Margin Stock" means "margin stock" within the meaning of Regulations T, U and X.

"Material Adverse Effect" means a material adverse effect on (a) the business, Portfolio Investments of the Obligors (taken as a whole) and other assets, liabilities (actual or contingent), operations or condition (financial or otherwise) of the Borrower and its Subsidiaries (other than the Financing Subsidiaries), taken as a whole, or (b) the validity or enforceability of any of the Loan Documents or the rights or remedies of the Administrative Agent and the Lenders thereunder.

"Material Indebtedness" means (a) Indebtedness (other than the Loans, Letters of Credit and Hedging Agreements), of any one or more of the Borrower and its Subsidiaries in an aggregate principal amount exceeding $20,000,000 and (b) obligations in respect of one or more Hedging Agreements under which the maximum aggregate amount (giving effect to any netting agreements) that the Borrower and the Subsidiaries would be required to pay if such Hedging Agreement(s) were terminated at such time would exceed $20,000,000.

"Maturity Date" means the date that is the one year anniversary of the Commitment Termination Date.

~~"Minimum Credit Rating" means any of the following (i) a long term issuer default rating of BBB- from S&P, (ii) a long term issuer rating of Baa3 from Moody's, or (iii) a long term issuer default rating of BBB- from Fitch.~~

"Moody's" means Moody's Investors Service, Inc. or any successor thereto.

"Multiemployer Plan" means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

"Net Asset Sale Proceeds" means, with respect to any Asset Sale, an amount equal to (i) the sum of Cash payments and Cash Equivalents received by the Obligors from such Asset Sale (including any Cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received), minus (ii) any bona fide costs incurred by the Obligors directly incidental to such Asset Sale.

"New Lenders" has the meaning assigned to such term in the recitals to this Agreement.

"No External Review Assets" means (i) Underperforming Investments, unless the Borrower intends to include such Investments in the Borrowing Base and (ii) Portfolio Investments with a fair value of less than $5,000,000, so long as the aggregate amount of

Portfolio Investments under this clause (ii) does not constitute more than 10% of the Borrowing Base.

"Non-Consenting Lender" has the meaning assigned to such term in Section 9.02(d).

"Non-Performing Portfolio Investment" means any Eligible Portfolio Investment that is not a Performing (as defined below) Eligible Portfolio Investment.

"Obligors" means, collectively, the Borrower and the Subsidiary Guarantors.

"Other Covered Indebtedness" means, collectively, Secured Longer-Term Indebtedness and Unsecured Shorter-Term Indebtedness.

"Original Effective Date" means May 27, 2010.

"Other Permitted Indebtedness" means (a) accrued expenses and current trade accounts payable incurred in the ordinary course of any Obligor's business which are not overdue for a period of more than 90 days or which are being contested in good faith by appropriate proceedings, (b) Indebtedness (other than Indebtedness for borrowed money) arising in connection with transactions in the ordinary course of any Obligor's business in connection with its purchasing of securities, derivatives transactions, reverse repurchase agreements or dollar rolls to the extent such transactions are permitted under the Investment Company Act and the Borrower's Investment Policies, provided that such Indebtedness does not arise in connection with the purchase of Eligible Portfolio Investments other than Cash Equivalents and U.S. Government Securities, (c) Indebtedness in respect of judgments or awards that have been in force for less than the applicable period for taking an appeal so long as such judgments or awards do not constitute an Event of Default under clause (k) of Article VII, and (d) Indebtedness incurred in the ordinary course of business to finance equipment and fixtures.

"Other Taxes" means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made under any Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, any Loan Document.

"PBGC" means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

"Permitted Liens" means (a) Liens imposed by any Governmental Authority for taxes, assessments or charges not yet due or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with GAAP; (b) Liens of clearing agencies, broker-dealers and similar Liens incurred in the ordinary course of business, provided that such Liens (i) attach only to the securities (or proceeds) being purchased or sold and (ii) secure only obligations incurred in connection with such purchase or sale, and not any obligation in connection with margin financing; (c) Liens imposed by law, such as materialmen's, mechanics', carriers', workmens', storage, landlord, and repairmen's Liens and other similar Liens arising in the ordinary course of business and securing obligations (other than Indebtedness for borrowed money) not yet due or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with GAAP; (d) Liens incurred or pledges or deposits made to secure obligations incurred in the ordinary course of business under workers' compensation laws, unemployment insurance or other similar social security legislation (other than in respect of employee benefit plans subject to ERISA) or to secure public or statutory obligations; (e) Liens securing the performance of, or payment in respect of, bids, insurance premiums, deductibles or co-insured amounts, tenders, government or utility contracts (other than for the repayment of borrowed money), surety, stay, customs and appeal bonds and other obligations of a similar nature incurred in the ordinary course of business; (f) Liens arising out of judgments or awards that have been in force for less than the applicable period for taking an appeal so long as such judgments or awards do not constitute an Event of Default; (g) customary rights of setoff and liens upon (i) deposits of cash in favor of banks or other depository institutions in which such cash is maintained in the ordinary course of business, (ii) cash and financial assets held in securities accounts in favor of banks and other financial institutions with which such accounts are maintained in the ordinary course of business and (iii) assets held by a custodian in favor of such custodian in the ordinary course of business, in the case of each of clauses (i) through (iii) above, securing payment of fees, indemnities, charges for returning items and other similar obligations; (h) Liens arising solely from precautionary filings of financing statements under the Uniform Commercial Code of the applicable jurisdictions in respect of operating leases entered into by the Borrower or any of its Subsidiaries in the ordinary course of business; (i) zoning restrictions, easements, licenses, or other restrictions on the use of any real estate (including leasehold title), in each case which do not interfere with or affect in any material respect the ordinary course conduct of the business of the Borrower and its Subsidiaries; (j) purchase money Liens on specific equipment and fixtures provided that (i) such Liens only attach to such equipment and fixtures, (ii) the Indebtedness secured thereby is incurred pursuant to clause (d) of the definition of "Other Permitted Indebtedness" and (iii) the Indebtedness secured thereby does not exceed the lesser of the cost and the fair market value of such equipment and fixtures at the time of the acquisition thereof; and (k) deposits of money securing leases to which Borrower is a party as lessee made in the ordinary course of business.

"Permitted Policy Amendment" is an amendment, modification, termination or restatement of either the Investment Policies or the Proprietary Rating System, that is either (i) approved in writing by the Administrative Agent (with the consent of Lenders holding not less than two-thirds of the total Revolving Credit Exposures and unused Commitments) or (ii) required by applicable law or Governmental Authority.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Portfolio Company" means the issuer or obligor under any Portfolio Investment held by any Obligor.

"Portfolio Company Data" means historic (not to exceed 6 months) and pro-forma financial information and market data associated with a Portfolio Company which has been delivered by such Portfolio Company to the Borrower (without independent substantive verification by the Borrower), which may include pro-forma financial information in connection with, among other things, (i) an Investment that was originated by the Borrower within the preceding twelve month period, (ii) a Portfolio Company that has, within the preceding twelve month period, been the acquirer of substantially all of the business assets or stock of another Person, (iii) a Portfolio Company that has, within the preceding twelve month period, been the target of an acquisition of substantially all of its business assets or stock, and/or (iv) a Portfolio Company that does not have an entire fiscal year under its current capital structure.

"Portfolio Investment" means any Investment held by the Borrower and its Subsidiaries in their asset portfolio.

"Prime Rate" means the rate of interest quoted in *The Wall Street Journal*, Money Rates Section, as the Prime Rate (currently defined as the base rate on corporate loans posted by at least seventy-five percent (75%) of the nation's thirty (30) largest banks), as in effect from time to time. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. The Administrative Agent or any Lender may make commercial loans or other loans at rates of interest at, above, or below the Prime Rate.

"Proprietary Rating System" means the ~~five-level~~four-level numeric rating system used by the Borrower to rate the credit profile and expected level of returns on Portfolio Investments as described ~~in the Borrower's Form 10-Q filed with the SEC on February 8, 2012, as may be amended pursuant to a Permitted Policy Amendment~~on Schedule 1.01(d).

"Quarterly Dates" means the last Business Day of March, June, September and December in each year, commencing on June 30, 2010.

"Register" has the meaning set forth in Section 9.04.

"Regulations D, T, U and X" means, respectively, Regulations D, T, U and X of the Board of Governors of the Federal Reserve System (or any successor), as the same may be modified and supplemented and in effect from time to time.

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Required Lenders" means, at any time, subject to Section 2.17(b), Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time.

"Required Payment Amounts" has the meaning assigned to such term in Section 6.05(b).

"Restatement Effective Date" means February 22, 2011.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Borrower or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of the Borrower or any option, warrant or other right to acquire any such shares of capital stock of the Borrower, provided, for clarity, neither the conversion of convertible debt into capital stock nor the purchase, redemption, retirement, acquisition, cancellation or termination of convertible debt made solely with capital stock shall be a Restricted Payment hereunder.

"Revolving Credit Exposure" means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender's Loans and LC Exposure at such time.

"Revolving Percentage" means, as of any date of determination, the result, expressed as a percentage, of the aggregate Revolving Credit Exposure on such date divided by the aggregate outstanding Covered Debt Amount on such date.

"Return of Capital" means any return of capital received by the Obligors in respect of any Portfolio Investment, including, without limitation, any amount received in respect of principal (whether at stated maturity, by acceleration or otherwise) and any proceeds of the sale of any property or assets pledged as collateral in respect of such Portfolio Investment to the extent such proceeds are less than or equal to the outstanding principal balance of such Portfolio Investment.

"RIC" means a person qualifying for treatment as a "regulated investment company" under the Code.

"Risk Factor" means, with respect to each Portfolio Investment, for any calendar quarter, the risk factor corresponding to the Risk Factor Rating attributable to such Portfolio Investment, as set forth in Schedule 1.01(c).

"Risk Factor Rating" is defined in Section 5.12(d).

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc., a New York corporation, or any successor thereto.

"SBA" means the United States Small Business Administration or any Governmental Authority succeeding to any or all of the functions thereof.

"SBIC Agreements" means each of (i) the SBIC Guarantee, (ii) the Investment Advisory Agreement dated as of August 13, 2009 by and among the Borrower, Fifth Street Mezzanine Partners IV, L.P., and FSMP IV GP, LLC, and (iii) the Administration Agreement dated August as of August 13, 2009 by and among the Borrower, Fifth Street Mezzanine Partners IV, L.P., and FSMP IV GP, LLC.

"SBIC Guarantee" means the Transferor's Liability Contract dated June 22, 2009 executed by the Borrower in favor of the SBA.

"SBIC Subsidiary" means each of (i) Fifth Street Mezzanine Partners IV, L.P., (ii) FSMP IV GP, LLC, (iii) Fifth Street Mezzanine Partners V, L.P., (iv) FSMP V GP, LLC, and (v) any other Subsidiary of the Borrower (or such Subsidiary's general partner or manager entity) that is (x) a "small business investment company" licensed by the SBA (or that has applied for such a license and is actively pursuing the granting thereof by appropriate proceedings promptly instituted and diligently conducted) under the Small Business Investment Act of 1958, as amended, and (y) designated by the Borrower (as provided below) as an SBIC Subsidiary, in the case of each of clauses (i), (ii), (iii), (iv) and (v), so long as:

(a)   other than pursuant to the SBIC Guarantee with respect to the existing SBIC Subsidiaries as of the Original Effective Date or any substantially similar agreement with respect to any other SBIC Subsidiary (or upon the SBA's then applicable form), no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Person (i) is Guaranteed by the Borrower or any of its Subsidiaries (other than any SBIC Subsidiary), (ii) is recourse to or obligates the Borrower or any of its Subsidiaries (other than any SBIC Subsidiary) in any way, or (iii) subjects any property of the Borrower or any of its Subsidiaries (other than any SBIC Subsidiary) to the satisfaction thereof, other than Equity Interests in any SBIC Subsidiary pledged to secure such Indebtedness;

(b)   other than pursuant to the SBIC Agreements with respect to the existing SBIC Subsidiaries as of the Original Effective Date or any substantially similar agreement with respect to any other SBIC Subsidiary (or upon the SBA's then applicable form), neither the Borrower nor any of its Subsidiaries has any material contract, agreement, arrangement or understanding with such Person other than on terms no less favorable to the Borrower or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Borrower or such Subsidiary;

(c)   neither the Borrower nor any of its Subsidiaries (other than any SBIC Subsidiary) has any obligation to such Person to maintain or preserve its financial condition or cause it to achieve certain levels of operating results; and

(d)   such Person has not Guaranteed or become a co-borrower under, and has not granted a security interest in any of its properties to secure, and the Equity Interests it has issued are not pledged to secure, in each case, any indebtedness, liabilities or obligations of any one or more of the Obligors.

Any designation by the Borrower under clause (v) above shall be effected pursuant to a certificate of a Financial Officer delivered to the Administrative Agent, which certificate shall include a statement to the effect that, to the best of Borrower's knowledge, such designation complied with the foregoing conditions. As of the Amendment No. 45 Effective Date, the Borrower has designated the following Subsidiaries as SBIC Subsidiaries: (i) Fifth

25

Street Mezzanine Partners IV, L.P., (ii) FSMP IV GP, LLC, (iii) Fifth Street Mezzanine Partners V, L.P., and (iv) FSMP V GP, LLC.

"SEC" means the United States Securities and Exchange Commission or any Governmental Authority succeeding to any or all of the functions thereof.

"Secured Longer-Term Indebtedness" means, as at any date, Indebtedness (other than Indebtedness hereunder) of the Borrower (which may be Guaranteed by Subsidiary Guarantors) that (a) has no amortization prior to, and a final maturity date not earlier than, six months after the Maturity Date, (b) is incurred pursuant to documentation containing other terms (including interest, amortization, covenants and events of default) that are no more restrictive upon the Borrower and its Subsidiaries than those set forth in this Agreement and (c) ranks pari passu with the Loans and is not secured by any assets of any Obligor other than pursuant to the Security Documents and the holders of which have agreed, in a manner satisfactory to the Administrative Agent and the Collateral Agent, to be bound by the provisions of the Security Documents.

"Security Documents" means, collectively, the Guarantee and Security Agreement, the Custodian Agreement, all Uniform Commercial Code financing statements filed with respect to the security interests in personal property created pursuant to the Guarantee and Security Agreement and all other assignments, pledge agreements, security agreements, control agreements and other instruments executed and delivered at any time by any of the Obligors pursuant to the Guarantee and Security Agreement or otherwise providing or relating to any collateral security for any of the Secured Obligations under and as defined in the Guarantee and Security Agreement.

"Senior Securities" means senior securities (as such term is defined and determined pursuant to the Investment Company Act and any orders of the SEC issued to the Borrower thereunder).

"Shareholders' Equity" means, at any date, the amount determined on a consolidated basis, without duplication, in accordance with GAAP, of shareholders' equity for the Borrower and its Subsidiaries at such date.

"Solvent" means, with respect to any Obligor, that as of the date of determination, both (i) (a) the sum of such Obligor's debt and liabilities (including contingent liabilities) does not exceed the present fair saleable value of such Person's present assets, (b) such Obligor's capital is not unreasonably small in relation to its business as contemplated on the Amendment No. ~~4~~5 Effective Date and reflected in any projections delivered to the Lenders or with respect to any transaction contemplated or undertaken after the Amendment No. ~~4~~5 Effective Date, and (c) such Obligor has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) such Obligor is "solvent" within the meaning given to such term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at

such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

"Standard Securitization Undertakings" means, collectively, (a) customary arms-length servicing obligations (together with any related performance guarantees), (b) obligations (together with any related performance guarantees) to refund the purchase price or grant purchase price credits for dilutive events or misrepresentations (in each case unrelated to the collectability of the assets sold or the creditworthiness of the associated account debtors), and (c) representations, warranties, covenants and indemnities (together with any related performance guarantees) of a type that are reasonably customary in accounts receivable securitizations. For clarity, the obligations of Borrower pursuant to the Structured Facility Agreements - FSF as in effect on the Original Effective Date (other than the Structured Loan Agreement, which shall be as in effect on November 5, 2010), including the repurchase and limited recourse obligations of the Borrower, in its capacity as seller, under the Structure Purchase Agreement - FSF (as in effect on the Original Effective Date, except the Structured Loan Agreement-FSF which shall be as in effect on November 5, 2010) are agreed to be "Standard Securitization Undertakings" for purposes of such Structured Facility Agreements - FSF.

"Statutory Reserve Rate" means, for the Interest Period for any Eurocurrency Borrowing, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the arithmetic mean, taken over each day in such Interest Period, of the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject for eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D). Such reserve percentages shall include those imposed pursuant to Regulation D. Eurocurrency Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

"Structured Facility Agreements – FSF" means, collectively, (a) Structured Loan Agreement - FSF, (b) the Structured Purchase Agreement - FSF, (c) the Structured Pledge Agreement - FSF, (d) the Collection Account Agreement (as defined in the Structured Loan Agreement FSF) and (e) the Unfunded Exposure Account Agreement (as defined in the Structured Loan Agreement - FSF).

"Structured Finance Obligation" means any obligation issued by a special purpose vehicle and secured directly by, referenced to, or representing ownership of, a pool of receivables or other financial assets of any obligor, including collateralized debt obligations and mortgaged-backed securities, or any finance lease. For the avoidance of doubt, if an obligation satisfies ~~the~~this definition ~~of "Structured Finance Obligation"~~, such obligation shall not (a) qualify as any other category of Eligible Portfolio Investment ~~and~~or (b) be included in the Borrowing Base.

"Structured Loan Agreement - FSF" means the Amended and Restated Loan and Servicing Agreement, dated as of November 5, 2010, among Fifth Street Funding, LLC, the Borrower, each of the conduit lenders and institutional lenders from time to time party thereto, Wells Fargo Securities, LLC, as administrative agent, and the other parties thereto.

"Structured Pledge Agreement - FSF" means the Pledge Agreement, dated as of November 16, 2009, between the Borrower, as pledgor, and Wells Fargo Securities, LLC, as secured party.

"Structured Purchase Agreement - FSF" means the Purchase and Sale Agreement, dated as of November 16, 2009, between the Borrower, as seller, and Fifth Street Funding, LLC, as purchaser, as amended by that certain Omnibus Amendment No.1 to the Structured Purchase Agreement-FSF, dated as of May 26, 2010, between Fifth Street Funding, LLC, as borrower, the Borrower, Wells Fargo Securities, LLC, as administrative agent and other parties thereto.

"Structured Subsidiaries" means a direct or indirect Subsidiary of the Borrower (A) to which any Obligor sells, conveys or otherwise transfers (whether directly or indirectly) Portfolio Investments, which engages in no material activities other than in connection with the purchase or financing of such assets from the Obligors or any other Person, and which is designated by the Borrower (as provided below) as a Structured Subsidiary, or (B) which is a Consolidated Asset Manager, so long as:

(a)   no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Subsidiary (i) is Guaranteed by any Obligor (other than Guarantees in respect of Standard Securitization Undertakings), (ii) is recourse to or obligates any Obligor in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property of any Obligor (other than property that has been contributed or sold or otherwise transferred to such Subsidiary in accordance with the terms Section 6.03(e)), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings or any Guarantee thereof;

(b)   other than the Structured Facility Agreements-FSF (as in effect on the Original Effective Date, except the Structured Loan Agreement-FSF which shall be as in effect on November 16, 2010), no Obligor has any material contract, agreement, arrangement or understanding with such Subsidiary other than on terms no less favorable to such Obligor than those that might be obtained at the time from Persons that are not Affiliates of any Obligor, other than fees payable in the ordinary course of business in connection with servicing loan assets; and

(c)   no Obligor has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results;

Any such designation by the Borrower shall be effected pursuant to a certificate of a Financial Officer delivered to the Administrative Agent, which certificate shall include a statement to the effect that, to the best of Borrower's knowledge, such designation complied with the foregoing conditions. Each Subsidiary of a Structured Subsidiary shall be deemed to be a Structured Subsidiary and shall comply with the foregoing requirements of this definition. As of the

Amendment No. ~~4~~5 Effective Date, the Borrower has designated the following Subsidiaries as Structured Subsidiaries: (i) Fifth Street Funding, LLC, and (ii) Fifth Street Funding II, LLC.

"Subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. Anything herein to the contrary notwithstanding, the term "Subsidiary" shall not include ~~(i) any Unconsolidated Asset Manager or any of its Subsidiaries, or (ii)~~ any Person that constitutes an Investment held by the Borrower in the ordinary course of business and that is not, under GAAP, consolidated on the financial statements of the Borrower. Unless otherwise specified, "Subsidiary" means a Subsidiary of the Borrower.

"Subsidiary Guarantor" means any Subsidiary that is or is required to be a Guarantor under the Guarantee and Security Agreement. It is understood and agreed that, subject to Section 5.08(a), no Financing Subsidiary shall be required to be Subsidiary Guarantors as long as it remains a Financing Subsidiary as defined and described herein.

"Taxes" means any and all present or future taxes levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority.

"Termination Date" means the date on which the Commitments have expired or been terminated and the principal of and accrued interest on each Loan and all fees and other amounts payable hereunder shall have been paid in full and all Letters of Credit shall have expired or terminated (or cash collateralized with cash deposited in the Letter of Credit Collateral Account in an amount equal to 102% of the aggregate undrawn face amount thereof or otherwise subject to a back-to-back letter of credit reasonably satisfactory to the Administrative Agent and the Required Lenders) and all LC Disbursements then outstanding shall have been reimbursed.

"Transactions" means the execution, delivery and performance by the Borrower of this Agreement and other Loan Documents, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit hereunder.

"Transferable" means:

(i)   in the case of any Portfolio Investment, that the applicable Obligor may create a security interest in or pledge all of its rights under and interest in such Portfolio Investment to secure its obligations under this Agreement or any other Loan Document, and that such pledge or security interest may be enforced in any manner permitted under applicable law; and

(ii)   in the case of any Portfolio Investment entered into from and after the Restatement Effective Date, that such Portfolio Investment (and all documents related thereto) contains no provision that directly or indirectly restricts the assignment of such Obligor's, or any assignee of Obligor's, rights under such Portfolio Investment (including any requirement that the Borrower maintain a minimum ownership percentage of such Portfolio Investment), provided that, such Portfolio Investment may contain the following restrictions on customary and market based terms: (a) such assignment may be subject to the consent of the obligor or issuer or agent under the Portfolio Investment so long as the applicable provision also provides that such consent may not be unreasonably withheld, (b) restrictions on assignment to customers or direct competitors (or their sponsors or Affiliates) of the obligor or issuer (provided, however, for any Portfolio Investment originated and documented by the Borrower or its Affiliates, such restrictions shall not be effective during a default or event of default under such Portfolio Investment), (c) restrictions on transfer to parties that are not 'eligible assignees' within the customary and market based meaning of the term, (d) restrictions on transfer to the applicable obligor or issuer under the Portfolio Investment or its equity holders or financial sponsor entities, and (e) restrictions on transfer to parties designated pursuant to a "blacklist", provided that (i) such list shall include no more than 5 names at any time, and (ii) the Portfolio Investments that contain such restrictions shall be subject to the concentration limit set forth in Section 5.13(s).

"Type", when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans constituting such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

"Uniform Commercial Code" means the Uniform Commercial Code as in effect from time to time in the State of New York.

"Unconsolidated Asset Manager" means an Asset Manager that is not consolidated under GAAP on the financial statements of the Borrower.

"Unquoted Investments" is defined in Section 5.12(b)(iii)(B).

"Unsecured Longer-Term Indebtedness" means any Indebtedness of the Borrower that (a) has no amortization prior to, and a final maturity date not earlier than, six months after the Maturity Date, (b) is incurred pursuant to terms that are substantially comparable to market terms for substantially similar debt of other similarly situated borrowers as reasonably determined in good faith by Borrower (other than financial covenants and events of default, which shall be no more restrictive upon the Borrower and its Subsidiaries than those set forth in this Agreement), and (c) is not secured by any assets of any Obligor. Notwithstanding the foregoing, prior to the Commitment Termination Date, the 2016 Notes shall continue to be deemed Unsecured Longer-Term Indebtedness in all respects despite the fact that the maturity date of the 2016 Notes is less than six months after the Maturity Date; provided that, from and after the Commitment Termination Date date that is 9 months prior to the scheduled maturity of such 2016 Notes, the 2016 Notes shall be reclassified as Unsecured Shorter-Term Indebtedness.

"Unsecured Shorter-Term Indebtedness" means, collectively, (a) any Indebtedness of the Borrower or any Subsidiary that is not secured by any assets of any Obligor and that does not constitute Unsecured Longer-Term Indebtedness (including the 2016 Notes from and after the ~~Commitment Termination Date~~date that is 9 months prior to the scheduled maturity of such 2016 Notes) and (b) any Indebtedness that is designated as "Unsecured Shorter-Term Indebtedness" pursuant to Section 6.11(a).

"Unused Portion" means, with respect to any Lender during any period of determination, the unused amount of the aggregate Commitments of such Lender during such period.

"U.S. Government Securities" means securities that are direct obligations of, and obligations the timely payment of principal and interest on which is fully guaranteed by, the United States or any agency or instrumentality of the United States the obligations of which are backed by the full faith and credit of the United States and in the form of conventional bills, bonds, and notes.

"Value" has the meaning assigned to such term in Section 5.13.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Type (e.g., an "ABR Loan"). Borrowings also may be classified and referred to by Type (e.g., an "ABR Borrowing").

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04. Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; <u>provided</u> that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Original Effective Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), then Borrower, Administrative Agent and the Lenders agree to enter into negotiations in order to amend such provisions of the Agreement so as to equitably reflect such change to comply with GAAP with the desired result that the criteria for evaluating the Borrower's financial condition shall be the same after such change to comply with GAAP as if such change had not been made; <u>provided</u>, <u>however</u>, until such amendments to equitably reflect such changes are effective and agreed to by Borrower, Administrative Agent and the Required Lenders, the Borrower's compliance with such financial covenants shall be determined on the basis of GAAP as in effect and applied immediately before such change in GAAP becomes effective. Notwithstanding the foregoing or anything herein to the contrary, the Borrower covenants and agrees with the Lenders that whether or not the Borrower may at any time adopt Financial Accounting Standard No. 159, all determinations of compliance with the terms and conditions of this Agreement shall be made on the basis that the Borrower has not adopted Financial Accounting Standard No. 159.

ARTICLE II

THE CREDITS

SECTION 2.01. <u>The Commitments</u>. Subject to the terms and conditions set forth herein, each Lender agrees to make Loans to the Borrower from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender's Revolving Credit Exposure exceeding such Lender's Commitment, (ii) the aggregate Revolving Credit Exposure of all of the Lenders exceeding the aggregate Commitments, (iii) the total Covered Debt Amount exceeding the Borrowing Base then in effect, (iv) the Covered Debt Amount exceeding the sum of (a) the aggregate Value of all Eligible Portfolio Investments included in the Borrowing Base, less (b) the aggregate Value of all Eligible Portfolio Investments issued by the four largest issuers, or (v) the aggregate Covered Debt Amount (excluding, in the case of this clause (v) only, the 2016 Notes) exceeding 100% <u>(or, in an Excess Commitment Period, 70%)</u> of the aggregate Value of all Eligible Portfolio Investments included in the Borrowing Base that are Low-Risk Assets; <u>provided</u> that the Lenders shall not be required to make more than seven (7) Loans in any calendar month. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Loans.

SECTION 2.02. <u>Loans and Borrowings</u>.

(a) <u>Obligations of Lenders</u>. Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type made by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; <u>provided</u> that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender's failure to make Loans as required.

(b)   Type of Loans. Subject to Section 2.12, each Borrowing shall be constituted entirely of ABR Loans or of Eurocurrency Loans as the Borrower may request in accordance herewith. Each Loan shall be denominated in Dollars. Each Lender at its option may make any Eurocurrency Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c)   Minimum Amounts. Each Eurocurrency Borrowing shall be in an aggregate amount of $1,000,000 or a larger multiple of $100,000, and each ABR Borrowing shall be in an aggregate amount of $1,000,000 or a larger multiple of $100,000; provided that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.04(f). Borrowings of more than one Type may be outstanding at the same time.

(d)   Limitations on Interest Periods. Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request (or to elect to convert to or continue as a Eurocurrency Borrowing) any Borrowing if the Interest Period requested therefor would end after the Maturity Date.

SECTION 2.03.   Requests for Borrowings.

(a)   Notice by the Borrower. To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by telephone (i) in the case of a Eurocurrency Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of the proposed Borrowing or (ii) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time, one Business Day before the date of the proposed Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the Borrower.

(b)   Content of Borrowing Requests. Each telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)   the aggregate amount of the requested Borrowing;

(ii)   the date of such Borrowing, which shall be a Business Day;

(iii)   whether such Borrowing is to be an ABR Borrowing or a Eurocurrency Borrowing;

(iv)   in the case of a Eurocurrency Borrowing, the Interest Period therefor, which shall be a period contemplated by the definition of the term "Interest Period" and permitted under Section 2.02(d); and

(v)   the location and number of the Borrower's account to which funds are to be disbursed, which shall comply with the requirements of Section 2.05.

(c)   <u>Notice by the Administrative Agent to the Lenders</u>. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each applicable Lender of the details thereof and of the amounts of such Lender's Loan to be made as part of the requested Borrowing.

(d)   <u>Failure to Elect</u>. If no election as to the Type of a Borrowing is specified, then the requested Borrowing shall be a Eurocurrency Borrowing having an Interest Period of one month. If a Eurocurrency Borrowing is requested but no Interest Period is specified, the Borrower shall be deemed to have selected an Interest Period of one month's duration.

SECTION 2.04.   <u>Letters of Credit</u>.

(a)   <u>General</u>. Subject to the terms and conditions set forth herein, in addition to the Loans provided for in Section 2.01, the Borrower may request the Issuing Bank to issue, at any time and from time to time during the Availability Period, Letters of Credit denominated in Dollars for the purposes set forth in Section 5.09 in such form as is acceptable to the Issuing Bank in its reasonable determination. Letters of Credit issued hereunder shall constitute utilization of the Commitments up to the aggregate amount available to be drawn thereunder.

(b)   <u>Notice of Issuance, Amendment, Renewal or Extension</u>. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (d) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the Issuing Bank, the Borrower also shall submit a letter of credit application on the Issuing Bank's standard form in connection with any request for a Letter of Credit. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(c)   <u>Limitations on Amounts</u>. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the aggregate LC Exposure of the Issuing Bank (determined for these purposes without giving effect to the participations therein of the Lenders pursuant to paragraph (e) of this Section) shall not exceed $50,000,000, (ii) the total Revolving

Credit Exposures shall not exceed the aggregate Commitments and (iii) the total Covered Debt Amount shall not exceed the Borrowing Base then in effect.

(d) Expiration Date. Subject to Section 2.08(a), each Letter of Credit shall expire at or prior to the close of business on the date twelve months after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, twelve months after the then-current expiration date of such Letter of Credit, so long as such renewal or extension occurs within three months of such then-current expiration date); provided that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods; provided, further, that in no event shall any Letter of Credit have an expiration date that is later than the Maturity Date unless the Borrower shall have deposited Cash into the Letter of Credit Collateral Account at the time of issuance thereof in an amount equal to 102% of the face amount thereof.

(e) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) by the Issuing Bank, and without any further action on the part of the Issuing Bank or the Lenders, the Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender's Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, provided that no Lender shall be required to purchase a participation in a Letter of Credit pursuant to this Section 2.04(e) if (1) (x) the conditions set forth in Section 4.02 would not be satisfied in respect of a Borrowing at the time such Letter of Credit was issued and (y) the Required Lenders shall have so notified the Issuing Bank in writing and shall not have subsequently determined that the circumstances giving rise to such conditions not being satisfied no longer exist, or (2) such Letter of Credit has an expiration date that is later than the Maturity Date.

In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for account of the Issuing Bank, such Lender's Applicable Percentage of each LC Disbursement made by the Issuing Bank in respect of Letters of Credit (other than Letters of Credit with an expiration date that is later than the Maturity Date) promptly upon the request of the Issuing Bank at any time from the time of such LC Disbursement until such LC Disbursement is reimbursed by the Borrower or at any time after any reimbursement payment is required to be refunded to the Borrower for any reason. Such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each such payment shall be made in the same manner as provided in Section 2.05 with respect to Loans made by such Lender (and Section 2.05 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to the next following paragraph, the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that the Lenders have made payments pursuant to this paragraph to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse the Issuing Bank for any LC Disbursement shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(f)   Reimbursement. If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse the Issuing Bank in respect of such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 11:00 a.m., New York City time, on (i) the Business Day that the Borrower receives notice of such LC Disbursement, if such notice is received prior to 10:00 a.m., New York City time, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time, provided that, if such LC Disbursement is not less than $1,000,000, the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with an ABR Borrowing in an equivalent amount and, to the extent so financed, the Borrower's obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing.

If the Borrower fails to make such payment when due, the Administrative Agent shall notify each applicable Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Lender's Applicable Percentage thereof.

(g)   Obligations Absolute. The Borrower's obligation to reimburse LC Disbursements as provided in paragraph (f) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply strictly with the terms of such Letter of Credit, and (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of the Borrower's obligations hereunder.

Neither the Administrative Agent, the Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit by the Issuing Bank or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by the Issuing Bank's gross negligence or willful misconduct when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that:

(i)   the Issuing Bank may accept documents that appear on their face to be in substantial compliance with the terms of a Letter of Credit without responsibility for further investigation, regardless of any notice or information to the contrary, and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Letter of Credit;

(ii)   the Issuing Bank shall have the right, in its sole discretion, to decline to accept such documents and to make such payment if such documents are not in strict compliance with the terms of such Letter of Credit; and

(iii)   this sentence shall establish the standard of care to be exercised by the Issuing Bank when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof (and the parties hereto hereby waive, to the extent permitted by applicable law, any standard of care inconsistent with the foregoing).

(h)   Disbursement Procedures. The Issuing Bank shall, within a reasonable time following its receipt thereof examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly after such examination notify the Administrative Agent and the Borrower by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse the Issuing Bank and the Lenders with respect to any such LC Disbursement.

(i)   Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to ABR Loans; provided that, if the Borrower fails to reimburse such LC Disbursement within two Business Days following the date when due pursuant to paragraph (f) of this Section, then the provisions of Section 2.11(c) shall apply. Interest accrued pursuant to this paragraph shall be for account of the Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse the Issuing Bank shall be for account of such Lender to the extent of such payment.

(j)   Replacement of the Issuing Bank. The Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank. In addition to the foregoing, if a Lender becomes, and during the period in which it remains, a Defaulting Lender, and any Default has arisen from a failure of the Borrower to comply with Section 2.17(c), then the Issuing Bank may, upon prior written notice to the Borrower and the Administrative Agent, resign as Issuing Bank, effective at the close of business New York City time on a date specified in such notice (which date may not be less than five (5) Business Days after the date of such notice). On or after the effective date of any such resignation, the Borrower and the Administrative Agent may, by written agreement, appoint a successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of the Issuing Bank. At the time any such replacement under any of the foregoing circumstances shall become effective, the Borrower shall pay all unpaid fees accrued for account of the replaced Issuing Bank pursuant to Section 2.10(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term "Issuing Bank" shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of the Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(k)   Cash Collateralization. If the Borrower shall be required or shall elect, as the case may be, to provide cover for LC Exposure pursuant to the definition of "Termination Date" in Section 1.01, Section 2.04(d), Section 2.08(a), Section 2.09(b), 2.17(c)(ii) or the last paragraph of Article VII, the Borrower shall immediately deposit into a segregated collateral account or accounts (herein, collectively, the "Letter of Credit Collateral Account") in the name and under the dominion and control of the Administrative Agent Cash denominated in Dollars in an amount equal to the amount required under the definition of "Termination Date" in Section 1.01, Section 2.04(d), Section 2.08(a), Section 2.09(b), 2.17(c)(ii) or the last paragraph of Article VII, as applicable. Such deposit shall be held by the Administrative Agent as collateral in the first instance for the LC Exposure under this Agreement and thereafter for the payment of the "Secured Obligations" under and as defined in the Guarantee and Security Agreement, and for these purposes the Borrower hereby grants a security interest to the Administrative Agent for the benefit of the Lenders in the Letter of Credit Collateral Account and in any financial assets (as defined in the Uniform Commercial Code) or other property held therein.

SECTION 2.05.   Funding of Borrowings.

(a)   Funding by Lenders. Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 1:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower designated by the Borrower in the applicable Borrowing Request; provided that ABR Borrowings made to finance the reimbursement of an LC Disbursement as provided in Section 2.04(f) shall be remitted by the Administrative Agent to the Issuing Bank.

(b)   Presumption by the Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the Federal Funds Effective Rate and (ii) in the case of the Borrower, the interest rate applicable to ABR Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such Borrowing.

SECTION 2.06. Interest Elections.

(a) Elections by the Borrower for Borrowings. Subject to Section 2.03(d), the Loans constituting each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing, shall have the Interest Period specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing as a Borrowing of the same Type and, in the case of a Eurocurrency Borrowing, may elect the Interest Period therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders, and the Loans constituting each such portion shall be considered a separate Borrowing.

(b) Notice of Elections. To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly (but no later than the close of business on the date of such request) by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the Borrower.

(c) Content of Interest Election Requests. Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) of this paragraph shall be specified for each resulting Borrowing);

(ii)   the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)   whether the resulting Borrowing is to be an ABR Borrowing or a Eurocurrency Borrowing; and

(iv)   if the resulting Borrowing is a Eurocurrency Borrowing, the Interest Period therefor after giving effect to such election, which shall be a period contemplated by the definition of the term "Interest Period" and permitted under Section 2.02(d), provided that there shall be no more than ten (10) separate Borrowings outstanding at any one time.

(d)   Notice by the Administrative Agent to the Lenders. Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each applicable Lender of the details thereof and of such Lender's portion of each resulting Borrowing.

(e)   Failure to Elect; Events of Default. If the Borrower fails to deliver a timely and complete Interest Election Request with respect to a Eurocurrency Borrowing prior to the end of the Interest Period therefor, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Eurocurrency Borrowing having an Interest Period of one month. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, any Eurocurrency Borrowing shall, at the end of the applicable Interest Period for such Eurocurrency Borrowing, be automatically converted to an ABR Borrowing.

SECTION 2.07.   Termination, Reduction or Increase of the Commitments.

(a)   Scheduled Termination. Unless previously terminated in accordance with the terms of this Agreement, on the Commitment Termination Date the Commitments shall automatically be reduced to an amount equal to the aggregate principal amount of the Loans and LC Exposure of all Lenders outstanding on the Commitment Termination Date, provided that, for clarity, no Lender shall have any obligation to make new Loans on or after the Commitment Termination Date, and any outstanding amounts shall be due and payable on the Maturity Date in accordance with Section 2.08.

(b)   Voluntary Termination or Reduction. The Borrower may at any time terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Commitments shall be in an amount that is $1,000,000 or a larger multiple of $1,000,000 in excess thereof and; (ii) the Borrower shall not terminate or reduce the Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.09, the total Revolving Credit Exposures would exceed the total Commitments.; and (iii) if the Commitments are terminated or reduced at any time prior to the first anniversary of the Amendment No. 5 Effective Date, the Borrower shall pay to the Administrative Agent on such date, for the ratable benefit of the Lenders, an amount equal to 1.00% of the principal amount of such reduction or termination.

40

(c) Notice of Voluntary Termination or Reduction. The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the applicable Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(d) Effect of Termination or Reduction. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Commitments.

(e) [Reserved].

(f) Increase of the Commitments.

(i) Requests for Increase by Borrower. The Borrower may, at any time, propose that the Commitments hereunder be increased (each such proposed increase being a "Commitment Increase") by notice to the Administrative Agent specifying each existing Lender (each an "Increasing Lender") and/or each additional lender (each an "Assuming Lender") that shall have agreed to an additional Commitment and the date on which such increase is to be effective (the "Commitment Increase Date"), which shall be a Business Day at least three Business Days after delivery of such notice and 30 days prior to the Commitment Termination Date; provided that each Lender may determine in its sole discretion whether or not it chooses to participate in a Commitment Increase; provided, further that:

(A) the minimum amount of the Commitment of any Assuming Lender, and the minimum amount of the increase of the Commitment of any Increasing Lender, as part of such commitment Increase shall be $5,000,000 or a larger multiple of $1,000,000 in excess thereof,

(B) immediately after giving effect to such Commitment Increase, the total Commitments of all of the Lenders hereunder shall not exceed $~~600,000,000~~800,000,000;

(C) each Assuming Lender shall be consented to by the Administrative Agent and the Issuing Bank;

(D) no Default shall have occurred and be continuing on such Commitment Increase Date or shall result from the proposed Commitment Increase; and

41

(E)   the representations and warranties contained in this Agreement and the other Loan Documents shall be true and correct in all material respects (other than any representation or warranty already qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) on and as of the Commitment Increase Date as if made on and as of such date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date).

(ii)   <u>Effectiveness of Commitment Increase by Borrower</u>. The Assuming Lender, if any, shall become a Lender hereunder as of such Commitment Increase Date and the Commitment of any Increasing Lender and such Assuming Lender shall be increased as of such Commitment Increase Date; <u>provided</u> that:

(x)   the Administrative Agent shall have received on or prior to 11:00 a.m., New York City time, on such Commitment Increase Date (or on or prior to a time on an earlier date specified by the Administrative Agent) a certificate of a duly authorized officer of the Borrower stating that each of the applicable conditions to such Commitment Increase set forth in the foregoing paragraph (i) has been satisfied; and

(y)   each Assuming Lender or Increasing Lender shall have delivered to the Administrative Agent, on or prior to 11:00 a.m., New York City time on such Commitment Increase Date (or on or prior to a time on an earlier date specified by the Administrative Agent), an agreement, in form and substance satisfactory to the Borrower and the Administrative Agent, pursuant to which such Lender shall, effective as of such Commitment Increase Date, undertake a Commitment or an increase of Commitment, duly executed by such Assuming Lender and the Borrower and acknowledged by the Administrative Agent.

Promptly following satisfaction of such conditions, the Administrative Agent shall notify the Lenders (including any Assuming Lenders) thereof and of the occurrence of the Commitment Increase Date by facsimile transmission or electronic messaging system.

(iii)   <u>Recordation into Register</u>. Upon its receipt of an agreement referred to in clause (ii)(y) above executed by an Assuming Lender or any Increasing Lender, together with the certificate referred to in clause (ii)(x) above, the Administrative Agent shall, if such agreement has been completed, (x) accept such agreement, (y) record the information contained therein in the Register and (z) give prompt notice thereof to the Borrower.

(iv)   <u>Adjustments of Borrowings upon Effectiveness of Increase</u>. On the Commitment Increase Date, the Borrower shall (A) prepay the outstanding Loans (if any) in full, (B) simultaneously borrow new Loans hereunder in an amount equal to such prepayment; <u>provided</u> that with respect to subclauses (A) and (B), (x) the prepayment to, and borrowing from, any existing Lender shall be effected by book entry to the extent that any portion of the amount prepaid to such Lender will be subsequently borrowed from such Lender and (y) the existing Lenders, the Increasing Lenders and the Assuming Lenders shall make and receive payments among themselves, in a manner acceptable to the Administrative Agent, so that, after giving effect thereto, the Loans are held ratably by the Lenders in accordance with the respective Commitments of such Lenders (after giving effect to such Commitment Increase) and (C) pay to the Lenders the amounts, if any, payable under Section 2.14 as a result of any such prepayment. Notwithstanding the foregoing, unless otherwise consented in writing by the Borrower, no Commitment Increase Date shall occur on any day other than the last day of an Interest Period. Concurrently therewith, the Lenders shall be deemed to have adjusted their participation interests in any outstanding Letters of Credit so that such interests are held ratably in accordance with their commitments as so increased.

SECTION 2.08. Repayment of Loans; Evidence of Debt.

(a) Repayment. Subject to, and in accordance with, the terms of this Agreement, the Borrower hereby unconditionally promises to pay to the Administrative Agent for account of the Lenders the outstanding principal amount of the Loans on the Maturity Date.

In addition, on the date that is thirty (30) days prior to the Maturity Date, the Borrower shall deposit into the Letter of Credit Collateral Account Cash in an amount equal to 102% of the undrawn face amount of all Letters of Credit outstanding on the close of business on such date, such deposit to be held by the Administrative Agent as collateral security for the LC Exposure under this Agreement in respect of the undrawn portion of such Letters of Credit.

(b) Manner of Payment. Prior to any repayment or prepayment of any Borrowings hereunder, the Borrower shall select the Borrowing or Borrowings to be paid and shall notify the Administrative Agent by telephone (confirmed by telecopy) of such selection not later than the time set forth in Section 2.09(d) prior to the scheduled date of such repayment; provided that each repayment of Borrowings shall be applied to repay any outstanding ABR Borrowings before any other Borrowings. If the Borrower fails to make a timely selection of the Borrowing or Borrowings to be repaid or prepaid, such payment shall be applied, first, to pay any outstanding ABR Borrowings and, second, to other Borrowings in the order of the remaining duration of their respective Interest Periods (the Borrowing with the shortest remaining Interest Period to be repaid first). Each payment of a Borrowing shall be applied ratably to the Loans included in such Borrowing.

(c) Maintenance of Records by Lenders. Each Lender shall maintain in accordance with its usual practice records evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d) Maintenance of Records by the Administrative Agent. The Administrative Agent shall maintain records in which it shall record (i) the amount of each Loan made hereunder, the Type thereof and each Interest Period therefor, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for account of the Lenders and each Lender's share thereof.

(e) <u>Effect of Entries</u>. The entries made in the records maintained pursuant to paragraph (c) or (d) of this Section shall be <u>prima facie</u> evidence, absent manifest error, of the existence and amounts of the obligations recorded therein; <u>provided</u> that the failure of any Lender or the Administrative Agent to maintain such records or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

(f) <u>Promissory Notes</u>. Any Lender may request that Loans made by it be evidenced by a promissory note; in such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its permitted registered assigns) and in a form attached hereto as <u>Exhibit C</u>. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its permitted registered assigns).

SECTION 2.09.   <u>Prepayment of Loans</u>.

(a) <u>Optional Prepayments</u>. The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without premium or fee (but subject to Section 2.14), subject to the requirements of this Section.

(b) <u>Mandatory Prepayments due to Borrowing Base Deficiency or Excess Revolving Credit Exposure</u>.

(iv) <u>Borrowing Base Deficiency</u>. In the event that at any time any Borrowing Base Deficiency shall exist, the Borrower shall prepay the Loans (or provide cover for Letters of Credit as contemplated by Section 2.04(k)) or, if applicable, reduce Other Covered Indebtedness in such amounts as shall be necessary so that such Borrowing Base Deficiency is promptly cured, <u>provided</u> that (X) the aggregate amount of such prepayment of Loans (and cover for Letters of Credit) shall be at least equal to the Revolving Percentage times the aggregate prepayment of the Covered Debt Amount; and (Y) if within 5 Business Days of the occurrence of any Borrowing Base Deficiency, the Borrower shall present to the Administrative Agent a reasonably feasible plan that will enable any such Borrowing Base Deficiency to be cured within 30-Business Days of the occurrence of such Borrowing Base Deficiency (which 30-Business Day period shall include the 5 Business Days permitted for delivery of such plan), then such prepayment or reduction shall be effected in accordance with such plan. Notwithstanding the foregoing, the Borrower shall pay interest in accordance with Section 2.11(c) for so long as the Covered Debt Amount exceeds the Borrowing Base during such 30-Business Day Period. For clarity, in the event that the Borrowing Base Deficiency is not cured prior to the end of such 30-Business Day period, it is shall constitute an Event of Default under clause (a) of Article VII.

(v)   Excess Revolving Credit Exposure. In the event that the amount of total Revolving Credit Exposure exceeds the total Commitments, the Borrower shall prepay Loans in such amounts as shall be necessary so that the amount of total Revolving Credit Exposure does not exceed the total Commitments.

(c)   Mandatory Prepayments due to Certain Events Following Availability Period.

(i)   Asset Sales. In the event that any Obligor shall receive any Net Asset Sale Proceeds at any time after the Availability Period, the Borrower shall, no later than the third Business Day following the receipt of such Net Asset Sale Proceeds, prepay the Loans in an amount equal to such Net Asset Sale Proceeds (and the Commitments shall be permanently reduced by such amount); provided, that if the Loans to be prepaid are Eurocurrency Loans, the Borrower may defer such prepayment (and permanent Commitment reduction) until the last day of the Interest Period applicable to such Loans, so long as the Borrower deposits an amount equal to such Net Asset Sale Proceeds, no later than the third Business Day following the receipt of such Net Asset Sale Proceeds, into a segregated collateral account in the name and under the dominion and control of the Administrative Agent pending application of such amount to the prepayment of the Loans (and permanent reduction of the Commitments) on the last day of such Interest Period.

(ii)   Extraordinary Receipts. In the event that any Obligor shall receive any Extraordinary Receipts at any time after the Availability Period, the Borrower shall, no later than the third Business Day following the receipt of such Extraordinary Receipts, prepay the Loans in an amount equal to such Extraordinary Receipts (and the Commitments shall be permanently reduced by such amount).

(iii)   Returns of Capital. In the event that any Obligor shall receive any Return of Capital at any time after the Availability Period, the Borrower shall, no later than the third Business Day following the receipt of such Return of Capital, prepay the Loans in an amount equal to such Return of Capital (and the Commitments shall be permanently reduced by such amount).

(iv)   Equity Issuances. In the event that the Borrower shall receive any Cash proceeds from the issuance of Equity Interests of the Borrower at any time after the Availability Period, the Borrower shall, no later than the third Business Day following the receipt of such Cash proceeds, prepay the Loans in an amount equal to fifty percent (50%) of such Cash proceeds, net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses (and the Commitments shall be permanently reduced by such amount).

(v)   Indebtedness. In the event that any Obligor shall receive any Cash proceeds from the issuance of Indebtedness at any time after the Availability Period, such Obligor shall, no later than the third Business Day following the receipt of such Cash proceeds, prepay the Loans in an amount equal to fifty percent (50%) of such Cash proceeds, net of reasonable costs and expenses associated therewith, including reasonable legal fees and expenses (and the Commitments shall be permanently reduced by such amount).

(d) <u>Notices, Etc</u>. The Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Eurocurrency Borrowing, not later than 11:00 a.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City, one Business Days before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment; <u>provided</u>, that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.07, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.07. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of a Borrowing of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.11 and shall be made in the manner specified in Section 2.08(b).

SECTION 2.10. <u>Fees</u>.

(a) <u>Commitment Fee</u>. The Borrower agrees to pay to the Administrative Agent for account of each Lender a commitment fee, which shall accrue at the Applicable Commitment Fee Rate on the unused amount of the Commitment of such Lender, if any, during the period from and including the Restatement Effective Date to the earlier of the date the Commitments terminate and the Commitment Termination Date. Accrued commitment fees shall be payable within one Business Day after each Quarterly Date and on the earlier of the date the Commitments terminate and the Commitment Termination Date, commencing on the first such date to occur after the Restatement Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing commitment fees, the Commitments shall be deemed to be used to the extent of the outstanding Loans and LC Exposure of all Lenders.

(b) <u>Letter of Credit Fees</u>. The Borrower agrees to pay (i) to the Administrative Agent for account of each Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at a rate per annum equal to the Applicable Margin applicable to interest on Eurocurrency Loans on the average daily amount of such Lender's LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Original Effective Date to but excluding the later of the date on which such Lender's Commitment terminates and the date on which such Lender ceases to have any LC Exposure, and (ii) to the Issuing Bank a fronting fee, which shall accrue at the rate of one half of one percent (0.5%) per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Original Effective Date to but excluding the later of the date of termination of the Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank's standard fees with respect to the issuance, amendment renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including each Quarterly Date shall be payable on the third Business Day following such Quarterly Date, commencing on the first such date to occur after the Original Effective Date; provided that all such fees with respect to the Letters of Credit shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which such commitments terminate shall be payable on demand. Any other fees payable to the Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)   Administrative Agent Fees. The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(d)   Payment of Fees. All fees payable hereunder shall be paid on the dates due, in Dollars and immediately available funds, to the Administrative Agent (or to the Issuing Bank, in the case of fees payable to it) for distribution, in the case of facility fees and participation fees, to the Lenders entitled thereto. Fees paid shall not be refundable under any circumstances absent manifest error.

SECTION 2.11.   Interest.

(a)   ABR Loans. The Loans constituting each ABR Borrowing shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin.

(b)   Eurocurrency Loans. The Loans constituting each Eurocurrency Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBO Rate for the related Interest Period for such Borrowing plus the Applicable Margin.

(c)   Default Interest. Notwithstanding the foregoing, if any Event of Default has occurred and is continuing, or if at any time the Covered Debt Amount exceeds the Borrowing Base, the interest rates applicable to Loans and any fee or other amount payable by the Borrower hereunder shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided above, (ii) in the case of any Letter of Credit, 2% plus the fee otherwise applicable to such Letter of Credit as provided in Section 2.10(b)(i), or (iii) in the case of any fee or other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d)   Payment of Interest. Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan in Dollars and upon termination of the

Commitments; <u>provided</u> that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the Maturity Date), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurocurrency Borrowing prior to the end of the Interest Period therefor, accrued interest on such Borrowing shall be payable on the effective date of such conversion.

(e)   <u>Computation</u>. All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent and such determination shall be conclusive absent manifest error.

SECTION 2.12.   <u>Alternate Rate of Interest</u>. If prior to the commencement of the Interest Period for any Eurocurrency Borrowing:

(a)   the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b)   the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their respective Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or the continuation of any Borrowing as, a Eurocurrency Borrowing and such Borrowing (unless prepaid) shall be continued as, or converted to, an ABR Borrowing and (ii) if any Borrowing Request requests a Eurocurrency Borrowing, such Borrowing shall be made as an ABR Borrowing.

SECTION 2.13.   <u>Increased Costs</u>.

(a)   <u>Increased Costs Generally</u>. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge, or similar requirement against assets of, deposits with or for account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or the Issuing Bank; or

(ii) impose on any Lender or the Issuing Bank or the London interbank market any other condition, cost or expense affecting this Agreement or Eurocurrency Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lenders of making or maintaining any Eurocurrency Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender or the Issuing Bank, as the case may be, in Dollars, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender or the Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's or the Issuing Bank's capital or on the capital of such Lender's or the Issuing Bank's holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender's or the Issuing Bank's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or the Issuing Bank's policies and the policies of such Lender's or the Issuing Bank's holding company with respect to capital adequacy or liquidity position), by an amount deemed to be material by such Lender or Issuing Bank, then from time to time the Borrower will pay to such Lender or the Issuing Bank, as the case may be, in Dollars, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender's or the Issuing Bank's holding company for any such reduction suffered.

(c) Certificates from Lenders. A certificate of a Lender or the Issuing Bank setting forth the amount or amounts, in Dollars, necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be promptly delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's or the Issuing Bank's right to demand such compensation.

SECTION 2.14. Break Funding Payments. In the event of (a) the payment of any principal of any Eurocurrency Loan other than on the last day of an Interest Period therefor (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Loan other than on the last day of an Interest Period therefor, (c) the failure to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice is permitted to be revocable under Section 2.09(d) and is revoked in accordance herewith), or (d) the assignment as a result of a request by the Borrower pursuant to

Section 2.18(b) of any Eurocurrency Loan other than on the last day of an Interest Period therefor, then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurocurrency Loan, the loss to any Lender attributable to any such event shall be deemed to include an amount determined by such Lender to be equal to the excess, if any, of

(i)   the amount of interest that such Lender would pay for a deposit equal to the principal amount of such Loan denominated in Dollars for the period from the date of such payment, conversion, failure or assignment to the last day of the then current Interest Period for such Loan (or, in the case of a failure to borrow, convert or continue, the duration of the Interest Period that would have resulted from such borrowing, conversion or continuation) if the interest rate payable on such deposit were equal to the Adjusted LIBO Rate for Dollars for such Interest Period, <u>over</u>

(ii)   the amount of interest that such Lender would earn on such principal amount for such period if such Lender were to invest such principal amount for such period at the interest rate that would be bid by such Lender (or an affiliate of such Lender) for deposits denominated in Dollars from other banks in the Eurocurrency market at the commencement of such period.

Payments under this Section shall be made upon request of a Lender delivered not later than five Business Days following the payment, conversion, or failure to borrow, convert, continue or prepay that gives rise to a claim under this Section accompanied by a certificate of such Lender setting forth the amount or amounts that such Lender is entitled to receive pursuant to this Section, which certificate shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

SECTION 2.15.   <u>Taxes</u>.

(a)   <u>Payments Free of Taxes</u>. Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Loan Document shall be made free and clear of and without deduction for any Covered Taxes; <u>provided</u> that if the Borrower shall be required to deduct any Covered Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15) the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b)   <u>Payment of Other Taxes by the Borrower</u>. In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)   <u>Indemnification by the Borrower</u>. The Borrower shall indemnify the Administrative Agent, each Lender and the Issuing Bank for and, within 10 Business Days after written demand therefor, pay the full amount of any Covered Taxes (including Covered Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15(c)) paid by the

Administrative Agent, such Lender or the Issuing Bank, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Covered Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or the Issuing Bank, shall be conclusive absent manifest error.

(d)   Evidence of Payments. As soon as practicable after any payment of Covered Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   Foreign Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate.

In addition, any Foreign Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Foreign Lender is subject to backup withholding or information reporting requirements.

Without limiting the generality of the foregoing, if the Borrower is resident for U.S. federal income tax purposes in the United States, (A) any Lender that is a "United States person" as defined in section 7701(a)(30) of the Code shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), duly completed copies of Internal Revenue Service Form W-9 or such other documentation or information prescribed by applicable laws or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent, as the case may be, to determine whether or not such Lender is subject to backup withholding or information reporting requirement; and (B) each Foreign Lender shall deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent, but, in any event, only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:

(i)   duly completed copies of Internal Revenue Service Form W-8BEN or any successor form claiming eligibility for benefits of an income tax treaty to which the United States is a party,

51

(ii)   duly completed copies of Internal Revenue Service Form W-8ECI or any successor form certifying that the income receivable pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States,

(iii)   in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (A) a certificate, signed under penalties of perjury, to the effect that such Foreign Lender is not (1) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (2) a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (3) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code and (B) duly completed copies of Internal Revenue Service Form W-8BEN (or any successor form) certifying that the Foreign Lender is not a United States Person, or

(iv)   any other form including Internal Revenue Service Form W-8IMY as applicable prescribed by applicable law as a basis for claiming exemption from or a reduction in United States Federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower to determine the withholding or deduction required to be made.

In addition, each Foreign Lender shall deliver such forms promptly upon the expiration or invalidity of any form previously delivered by such Foreign Lender, provided it is legally able to do so at the time. Each Foreign Lender shall promptly notify the Borrower and the Administrative Agent at any time that it becomes aware that it no longer satisfies the legal requirements to provide any previously delivered form or certificate to the Borrower (or any other form of certification adopted by the U.S. or other taxing authorities for such purpose).

(f)   Treatment of Certain Refunds. If the Administrative Agent, any Lender or an Issuing Bank determines, in its sole discretion, that it has received a refund or credit (in lieu of such refund) of any Covered Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section, it shall pay to the Borrower an amount equal to such refund or credit (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Covered Taxes or Other Taxes giving rise to such refund or credit), net of all reasonable out-of-pocket expenses of the Administrative Agent, any Lender or an Issuing Bank, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund or credit), provided that the Borrower, upon the request of the Administrative Agent, any Lender or an Issuing Bank, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, any Lender or an Issuing Bank in the event the Administrative Agent, any Lender or an Issuing Bank is required to repay such refund or credit to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (f), in no event will the Administrative Agent or any Lender be required to pay any amount to the Borrower pursuant to this paragraph (f) the payment of which would place the Administrative Agent or such Lender in a less favorable net position after-Taxes than the Administrative Agent or such Lender would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This subsection shall not be construed to require the Administrative Agent, any Lender or an Issuing Bank to make available its tax returns or its books or records (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

(g) <u>Conduit Financing Arrangements</u>. Each of the Administrative Agent and each Lender represents that as of the date hereof (or, in the case of an assignee pursuant to Section 9.04(b)(i), as of the date of assignment) it is not participating in a conduit financing arrangement as defined in Section 7701(l) of the Code and the regulations thereunder (regardless of whether such arrangement is pursuant to the use of an SPC as defined in Section 9.04(e)) in connection with its participation in any of the Loan Documents (a "Conduit Financing Arrangement"). Notwithstanding anything to the contrary in this Section 2.15, if the Internal Revenue Service determines that any SPC (as defined in Section 9.04(e)) is a conduit entity participating in a Conduit Financing Arrangement with respect to any Loan Document and the Borrower was not a participant to such arrangement (other than as a Borrower under this Agreement), then (i) the Borrower shall have no obligation to pay additional amounts or indemnify the SPC for any Taxes with respect to any payments hereunder to the extent that the amount of such Taxes exceeds the amount that would have otherwise been withheld or deducted had the Internal Revenue Service not made such a determination and (ii) such SPC shall indemnify the Borrowers in full for any and all taxes for which the Borrower is held directly liable under Section 1461 of the Code by virtue of such Conduit Financing Arrangement; provided that such Borrower (A) promptly forward to the indemnitor an official receipt of such documentation satisfactorily evidencing such payment, (B) contest such tax upon the reasonable request of the indemnitor and at such indemnitor's cost and (C) pay such indemnitor within thirty (30) days any refund of such taxes (including interest thereon).

(h) <u>FATCA Compliance</u>. If a payment made to a Lender hereunder or under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(c)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (h), "FATCA" shall include any amendments made to FATCA after the date of this Agreement.

SECTION 2.16.   <u>Payments Generally; Pro Rata Treatment: Sharing of Set-offs</u>.

(a) <u>Payments by the Borrower</u>. The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or under Section 2.13, 2.14 or 2.15, or otherwise) or under any other Loan Document (except to the extent otherwise provided therein) prior to 12:00 noon, New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at the Administrative Agent's Account, except as otherwise expressly provided in the relevant Loan Document and except payments to be made directly to the Issuing Bank as expressly provided herein and payments pursuant to Sections 2.13, 2.14, 2.15 and 9.03, which shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

All amounts owing under this Agreement (including commitment fees, payments required under Sections 2.13 and 2.14 or under any other Loan Document (except to the extent otherwise provided therein) are payable in Dollars.

(b) <u>Application of Insufficient Payments</u>. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, to pay interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, to pay principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(c) <u>Pro Rata Treatment</u>. Except to the extent otherwise provided herein: (i) each Borrowing shall be made from the Lenders, each payment of commitment fee under Section 2.10 shall be made for account of the Lenders, and each termination or reduction of the amount of the Commitments under Section 2.07, Section 2.09 or otherwise shall be applied to the respective Commitments of the Lenders, pro rata according to the amounts of their respective Commitments; (ii) each Borrowing shall be allocated pro rata among the Lenders according to the amounts of their respective Commitments (in the case of the making of Loans) or their respective Loans that are to be included in such Borrowing (in the case of conversions and continuations of Loans); (iii) each payment or prepayment of principal of Loans by the Borrower shall be made for account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loans held by them; and (iv) each payment of interest on Loans by the Borrower shall be made for account of the Lenders pro rata in accordance with the amounts of interest on such Loans then due and payable to the respective Lenders.

(d) <u>Sharing of Payments by Lenders</u>. If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans, or participations in LC Disbursements, resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans, and participations in LC Disbursements, and accrued interest thereon then due than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans, and participations in LC Disbursements, of

other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans, and participations in LC Disbursements; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(e) Presumptions of Payment. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for account of the Lenders or the Issuing Bank hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or the Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent at the Federal Funds Effective Rate.

(f) Certain Deductions by the Administrative Agent. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(e), 2.05(a) or (b) or 2.16(e), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for account of such Lender to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.17. Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) commitment fees pursuant to Section 2.10(a) shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender;

(b) the Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have

taken or may take any action hereunder or under any other Loan Document (including any consent to any amendment or waiver pursuant to Section 9.02, except for any amendment or waiver described in Section 9.02(b)(i), (ii) or (iii)), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender;

(c)   if any LC Exposure exists at the time a Lender becomes a Defaulting Lender then:

(v)   all or any part of such LC Exposure shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent (x) the sum of all non-Defaulting Lenders' Revolving Credit Exposures plus such Defaulting Lender's LC Exposure does not exceed the total of all non-Defaulting Lenders' Commitments, (y) no non-Defaulting Lender's Revolving Credit Exposure will exceed such Lender's Commitment, and (z) the conditions set forth in Section 4.02 are satisfied at such time;

(vi)   if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, within three Business Days following notice by the Administrative Agent, cash collateralize such Defaulting Lender's LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.04(k) for so long as such LC Exposure is outstanding;

(vii)   if the Borrower cash collateralizes any portion of such Defaulting Lender's LC Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.10(b) with respect to such Defaulting Lender's LC Exposure during the period such Defaulting Lender's LC Exposure is cash collateralized;

(viii)   if the LC Exposure of the non-Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.10(a) and Section 2.10(b) shall be adjusted in accordance with such non-Defaulting Lenders' Applicable Percentages; and

(ix)   if any Defaulting Lender's LC Exposure is neither cash collateralized nor reallocated pursuant to this Section 2.17(c), then, without prejudice to any rights or remedies of the Issuing Bank or any Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender's Commitment that was utilized by such LC Exposure) and letter of credit fees payable under Section 2.10(b) with respect to such Defaulting Lender's LC Exposure shall be payable to the Issuing Bank until such LC Exposure is cash collateralized and/or reallocated; and

(d)   so long as any Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.17(c), and participating interests in any such newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.17(c)(i) (and Defaulting Lenders shall not participate therein).

In the event that the Administrative Agent, the Borrower and the Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender's Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

SECTION 2.18.   Mitigation Obligations; Replacement of Lenders.

(a)   Designation of a Different Lending Office. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for account of any Lender pursuant to Section 2.15, then such Lender shall use reasonable efforts (subject to overall policy considerations of such Lender) to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if in the sole judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as the case may be, in the future and (ii) would not subject such Lender to any cost or expense not required to be reimbursed by the Borrower and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)   Replacement of Lenders. If any Lender requests compensation under Section 2.13, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for account of any Lender pursuant to Section 2.15, or if any Lender becomes a Defaulting Lender, or if any Lender becomes a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrower shall have received the prior written consent of the Administrative Agent (and, if a Commitment is being assigned, the Issuing Bank), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder (excluding, for the avoidance of doubt, any payments under Section 2.07(e) hereof), from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

(c) <u>Defaulting Lenders</u>. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(e), 2.05 or 9.03(c), then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender for the benefit of the Administrative Agent or the Issuing Bank to satisfy such Lender's obligations under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under such Sections, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lenders that:

SECTION 3.01.   <u>Organization; Powers</u>. Each of the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.02.   <u>Authorization; Enforceability</u>. The Transactions are within the Borrower's corporate powers and have been duly authorized by all necessary corporate and, if required, by all necessary shareholder action. This Agreement has been duly executed and delivered by the Borrower and constitutes, and each of the other Loan Documents when executed and delivered will constitute, a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors' rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 3.03.   <u>Governmental Approvals; No Conflicts.</u> The Transactions (a) do not require any consent or approval of registration or filing with, or any other action by, any Governmental Authority, except for (i) such as have been or will be obtained or made and are in full force and effect and (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default in any material respect under any indenture, agreement or other instrument binding upon the Borrower or any of its Subsidiaries or assets (including, without limitation, any Structured Facility Agreement - FSF), or give rise to a right thereunder to require any payment to be made by any such Person, and (d) except for the Liens created pursuant to the Security Documents, will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries.

SECTION 3.04.   Financial Condition; No Material Adverse Effect.

(d)   Financial Statements. The Borrower has heretofore delivered to the Lenders the unaudited interim consolidated balance sheet and statements of operations, changes in net assets and cash flows of the Borrower and its Subsidiaries as of and for the three month period ended December 31, 2010 (as reported in the Borrower's Form 10-Q filed with the SEC on January 31, 2011), certified by a Financial Officer of the Borrower. Such financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Borrower and its Subsidiaries as of such date and for such period in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes. None of the Borrower or any of its Subsidiaries has any material contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments not reflected in the financial statements referred to above.

(e)   No Material Adverse Effect. Since December 31, 2010, there has not been any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

SECTION 3.05.   Litigation. There are no actions, suits, investigations or proceedings by or before any arbitrator or Governmental Authority now pending against or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Agreement or the Transactions.

SECTION 3.06.   Compliance with Laws and Agreements. Each of the Borrower and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property (including, without limitation, the Structured Facility Agreements - FSF), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries is subject to any contract or other arrangement, the performance of which by the Borrower could reasonably be expected to result in a Material Adverse Effect (other than the SBIC Guarantee, provided that the failure of the Borrower to perform its obligations thereunder could not reasonably be expected to result in a Material Adverse Effect so long as the Borrower does not "Participate In" an "Impermissible Change of Control" (as each such term is defined in the SBIC Guarantee and which, for the avoidance of doubt, would constitute an Event of Default hereunder)).

SECTION 3.07. Taxes. Each of the Borrower and its Subsidiaries has timely filed or has caused to be timely filed all material U.S. federal, state and local Tax returns that are required to be filed by it and all other material Tax returns that are required to be filed by it and has paid all Taxes for which it is directly or indirectly liable and any assessments made against it or any of its property and all other Taxes, fees or other charges imposed on it or any of its property by any Governmental Authority, other than any Taxes, fees or other charges the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the Borrower or its Subsidiaries, as the case may be. The charges, accruals and reserves on the books of the Borrower and any of its Subsidiaries in respect of Taxes and other governmental charges are adequate.

SECTION 3.08. ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.09. Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of the Borrower to the Lenders in connection with the negotiation of this Agreement and the other Loan Documents or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time (it being understood that actual results during the period or periods covered by any such projections and forecasts may differ from the projected or forecasted results and such differences may be material).

SECTION 3.10. Investment Company Act; Margin Regulations.

(a) Status as Business Development Company. The Borrower is an "investment company" that has elected to be regulated as a "business development company" within the meaning of the Investment Company Act and qualifies as a RIC (and has qualified as a RIC at all times since January 2, 2008).

(b) Compliance with Investment Company Act. The business and other activities of the Borrower and its Subsidiaries, including the borrowing of the Loans hereunder, the application of the proceeds and repayment thereof by the Borrower and the consummation of the Transactions contemplated by the Loan Documents do not result in a violation or breach in

any material respect of the provisions of the Investment Company Act or any rules, regulations or orders issued by the SEC thereunder.

(c) Investment Policies. The Borrower is in compliance in all material respects with the Investment Policies.

(d) Use of Credit. Neither the Borrower nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock, and no part of the proceeds of any extension of credit hereunder will be used to buy or carry any Margin Stock.

SECTION 3.11. Material Agreements and Liens.

(a) Material Agreements. Schedule 3.11(a) is a complete and correct list of each credit agreement, loan agreement, indenture, purchase agreement, guarantee, letter of credit or other arrangement providing for or otherwise relating to any Indebtedness or any extension of credit (or commitment for any extension of credit) to, or guarantee by, the Borrower or any of its Subsidiaries outstanding on the Amendment No. ~~4~~5 Effective Date, and the aggregate principal or face amount outstanding or that is, or may become, outstanding under each such arrangement is correctly described in Schedule 3.11(a).

(b) Liens. Schedule 3.11(b) is a complete and correct list of each Lien securing Indebtedness of any Person outstanding on the Amendment No. ~~4~~5 Effective Date covering any property of the Borrower or any of its Subsidiaries, and the aggregate Indebtedness secured (or that may be secured) by each such Lien and the property covered by each such Lien is correctly described in Schedule 3.11(b).

SECTION 3.12. Subsidiaries and Investments.

(a) Subsidiaries. Set forth in Schedule 3.12(a) is a complete and correct list of all of the Subsidiaries of the Borrower as of the Amendment No. ~~4~~5 Effective Date together with, for each such Subsidiary, (i) the jurisdiction of organization of such Subsidiary, (ii) each Person holding ownership interests in such Subsidiary and (iii) the nature of the ownership interests held by each such Person and the percentage of ownership of such Subsidiary represented by such ownership interests. Except as disclosed in Schedule 3.12(a), as of the Amendment No. ~~4~~5 Effective Date, (x) other than pursuant to the terms of the Structured Pledge Agreement - FSF (in the case of ownership interests in Fifth Street Funding, LLC), the Borrower owns, free and clear of Liens, and has the unencumbered right to vote, all outstanding ownership interests in each Person shown to be held by it in Schedule 3.12(a), (y) all of the issued and outstanding capital stock of each such Person organized as a corporation is validly issued, fully paid and nonassessable and (z) there are no outstanding Equity Interests with respect to such Person.

(b) Investments. Set forth in Schedule 3.12(b) is a complete and correct list of all Investments (other than Investments of the types referred to in clauses (b), (c), (d), (e) and (f) of Section 6.04) held by the Borrower or any of its Subsidiaries in any Person as of the Amendment No. ~~4~~5 Effective Date and, for each such Investment, (x) the identity of the Person

or Persons holding such Investment and (y) the nature of such Investment. Except as disclosed in Schedule 3.12(b), each of the Borrower and its Subsidiaries owns, free and clear of all Liens (other than Liens permitted pursuant to Section 6.02), all such Investments.

SECTION 3.13. Properties.

(a) Title Generally. Each of the Borrower and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) Intellectual Property. Each of the Borrower and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Borrower and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.14. Solvency. Each Obligor is and, upon the incurrence of any extension of credit hereunder by such Obligor on any date on which this representation and warranty is made, will be, Solvent.

SECTION 3.15. Affiliate Agreements. As of the Original Effective Date, the Borrower has heretofore delivered to each of the Lenders true and complete copies of each of the Affiliate Agreements (including any schedules and exhibits thereto, and any amendments, supplements or waivers executed and delivered thereunder) and, except as set forth on Schedule 3.15, there have been no modifications to such agreements since the Original Effective Date, except as modified pursuant to Section 6.11(b). As of the Amendment No. 45 Effective Date, each of the Affiliate Agreements is in full force and effect.

SECTION 3.16. Structured Subsidiaries

(a) There are no agreements or other documents relating to any Structured Subsidiary binding upon the Borrower or any of its Subsidiaries (other than such Structured Subsidiary) other than as permitted under clause (b) of the definition thereof.

(b) The Borrower has not Guaranteed the Indebtedness or other obligations in respect of any credit facility relating to the Structured Subsidiaries, other than pursuant to Standard Securitization Undertakings.

ARTICLE IV

CONDITIONS

SECTION 4.01. Restatement Effective Date. The effectiveness of this Agreement and of the obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until completion of each of the following conditions precedent (unless a condition shall have been waived in accordance with Section 9.02):

(a) <u>Documents</u>. Administrative Agent shall have received each of the following documents, each of which shall be satisfactory to the Administrative Agent (and to the extent specified below to each Lender) in form and substance:

(i) <u>Executed Counterparts</u>. From each party hereto either (x) a counterpart of this Agreement signed on behalf of each Existing Lender, each New Lender, the Borrower, the Administrative Agent and the Issuing Bank, or (y) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page to this Agreement) that such party has signed a counterpart of this Agreement.

(ii) <u>Guarantee and Security Agreement</u>. An Amendment and Reaffirmation of the Guarantee and Security Agreement, in the form of Exhibit D (the "<u>Amendment and Reaffirmation</u>"), duly executed and delivered by the Borrower and each Subsidiary Guarantor;

(iii) <u>Investment Policy Amendment</u>. An amendment to the Borrower's Investment Policies permitting the Borrower to invest in Asset Managers, which shall be in the form attached hereto as Exhibit E (the "<u>Investment Policy Amendment</u>");

(iv) <u>Opinion of Counsel to the Borrower</u>. A favorable written opinion (addressed to the Administrative Agent and the Lenders and dated as of the date hereof) of Rutan & Tucker, LLP, counsel for the Obligors, in form and substance reasonably acceptable to the Administrative Agent and covering such matters as the Administrative Agent may reasonably request (and the Borrower hereby instructs such counsel to deliver such opinion to the Lenders and the Administrative Agent);

(v) <u>Corporate Documents</u>. (a) A certificate, from the secretary of each Obligor, that there has been no change to the organizational documents of each Obligor delivered as of the Original Effective Date, (b) signature and incumbency certificates of the officers of such Person executing this Agreement and the Amendment and Reaffirmation, (c) resolutions of the board of directors or similar governing body of each Obligor approving and authorizing the execution, delivery and performance of this Agreement and the Amendment and Reaffirmation, (d) a good standing certificate from the applicable Governmental Authority of each Obligor's jurisdiction of incorporation, organization or formation and in each jurisdiction in which it is qualified as a foreign corporation or other entity to do business, each dated a recent date prior to the Restatement Effective Date, and (e) such other documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Obligors, the authorization of the Transactions and any other legal matters relating to the Obligors, this Agreement or the Transactions, all in form and substance satisfactory to the Administrative Agent and its counsel.

(vi)   Officer's Certificate. A certificate, dated the Restatement Effective Date and signed by a Financial Officer of the Borrower, confirming compliance with the conditions set forth in Sections 4.02(a), (b), (c) and (d), and certifying that before and after giving effect to the Transactions, each Obligor is and will be Solvent.

(vii)   Borrowing Base Certificate. A Borrowing Base Certificate showing a calculation of the Borrowing Base as of the Restatement Effective Date.

(b)   Consents. The Borrower shall have obtained and delivered to the Administrative Agent certified copies of all consents, approvals, authorizations, registrations, or filings required to be made or obtained by the Borrower and all guarantors in connection with the Transactions and any transaction being financed with the proceeds of the Loans and such consents, approvals, authorizations, registrations, filings and orders shall be in full force and effect and all applicable waiting periods shall have expired and no investigation or inquiry by any Governmental Authority regarding the Transactions or any transaction being financed with the proceeds of the Loans shall be ongoing.

(c)   No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments pending or threatened in any court or before any arbitrator or Governmental Authority that relates to the Transactions or that could have a Material Adverse Effect.

(d)   Fees and Expenses. The Borrower shall have paid in full to the Administrative Agent and the Lenders all fees and expenses related to this Agreement owing on the Restatement Effective Date, including the break funding payments, if any, payable under Section 2.14 as a result of the Commitment Increase taking effect on the Restatement Effective Date.

(e)   Accrued Interest and Commitment Fees. The Borrower shall have paid to the Administrative Agent and the Lenders (i) all accrued but unpaid commitment fees as of the Restatement Effective Date, provided that such fees shall be paid at the rate set forth in the Existing Credit Agreement, and (ii) all accrued but unpaid interest as of the Restatement Effective Date, provided that such interest shall be paid at the rate set forth in the Existing Credit Agreement.

(f)   Other Documents. The Administrative Agent shall have received such other documents as the Administrative Agent may reasonably request in form and substance satisfactory to the Administrative Agent.

(g)   Representations and Warranties. The representations and warranties of the Borrower set forth in this Agreement shall be true and correct in all material respects (other than any representation or warranty already qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) on and as of the Restatement Effective Date, or, as to any such representation or warranty that refers to a specific date, as of such specific date.

(h)   Default. On the Restatement Effective Date, no Default shall have occurred and be continuing.

SECTION 4.02. Each Credit Event. The obligation of each Lender to make any Loan, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit, including any such extension of credit on the Restatement Effective Date is additionally subject to the satisfaction of the following conditions:

(a)   the representations and warranties of the Borrower set forth in this Agreement and in the other Loan Documents shall be true and correct in all material respects (other than any representation or warranty already qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) on and as of the date of such Loan or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable, or, as to any such representation or warranty that refers to a specific date, as of such specific date;

(b)   at the time of and immediately after giving effect to such Loan or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default shall have occurred and be continuing;

(c)   either (i) the aggregate Covered Debt Amount (after giving effect to such extension of credit) shall not exceed the Borrowing Base reflected on the Borrowing Base Certificate most recently delivered to the Administrative Agent or (ii) the Borrower shall have delivered an updated Borrowing Base Certificate demonstrating that the Covered Debt Amount (after giving effect to such extension of credit) shall not exceed the Borrowing Base after giving effect to such extension of credit as well as any concurrent acquisitions of Portfolio Investments by the Borrower or payment of outstanding Loans or Other Covered Indebtedness;

(d)   after giving effect to such extension of credit, the Borrower shall be in pro forma compliance with each of the covenants set forth in Sections 6.07(a), (b), (d) and (e); and

(e)   the proposed date of such extension of credit shall take place during the Availability Period.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in the preceding sentence.

ARTICLE V

AFFIRMATIVE COVENANTS

Until the Termination Date, the Borrower covenants and agrees with the Lenders that:

SECTION 5.01.   Financial Statements and Other Information. The Borrower will furnish to the Administrative Agent and each Lender:

(a)   within 90 days after the end of each fiscal year of the Borrower, the audited consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of the Borrower and its Subsidiaries as of the end of and for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by PricewaterhouseCoopers or other independent public accountants of recognized national standing to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied (which report shall be unqualified as to going concern and scope of audit and shall not contain any explanatory paragraph or paragraph of emphasis with respect to going concern); provided that the requirements set forth in this clause (a) may be fulfilled by providing to the Administrative Agent and the Lenders the report of the Borrower to the SEC on Form 10-K for the applicable fiscal year;

(b)   within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, the consolidated balance sheet and related statements of operations, stockholders' equity and cash flows of the Borrower and its Subsidiaries as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous fiscal year, all certified by a Financial Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes; provided that the requirements set forth in this clause (b) may be fulfilled by providing to the Lenders the report of the Borrower to the SEC on Form 10-Q for the applicable quarterly period;

(c)   concurrently with any delivery of financial statements under clause (a) or (b) of this Section, a certificate of a Financial Officer of the Borrower (i) certifying that such statements are consistent with the financial statements filed by the Borrower with the SEC, (ii) certifying as to whether the Borrower has knowledge that a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (iii) setting forth reasonably detailed calculations demonstrating compliance with Sections 6.01, 6.02, 6.04, 6.05 and 6.07 and (iv) stating whether any change in GAAP as applied by (or in the application of GAAP by) the Borrower has occurred since the Original Effective Date and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d)   as soon as available and in any event not later than twenty (20) days after the end of each monthly accounting period (ending on the last day of each calendar month) of the Borrower and its Subsidiaries, a Borrowing Base Certificate as of the last day of such accounting period;

(e)   promptly but no later than one Business Day after the Borrower shall at any time have knowledge that there is a Borrowing Base Deficiency, a Borrowing Base Certificate as at the date the Borrower has knowledge of such Borrowing Base Deficiency indicating the amount of the Borrowing Base Deficiency as at the date the Borrower obtained knowledge of such deficiency and the amount of the Borrowing Base Deficiency as of the date not earlier than one Business Day prior to the date the Borrowing Base Certificate is delivered pursuant to this paragraph;

(f)   promptly upon receipt thereof copies of all significant reports submitted by the Borrower's independent public accountants in connection with each annual, interim or special audit or review of any type of the financial statements or related internal control systems of the Borrower or any of its Subsidiaries delivered by such accountants to the management or board of directors of the Borrower;

(g)   promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Borrower or any of its Subsidiaries with the SEC or with any national securities exchange, as the case may be;

(h)   promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Borrower or any of its Subsidiaries, or compliance with the terms of this Agreement and the other Loan Documents, as the Administrative Agent or any Lender may reasonably request;

(i)   within 45 days after the end of each fiscal quarter of the Borrower, a certificate of a Financial Officer of the Borrower certifying that attached thereto is a complete and correct description of all Portfolio Investments as of the date thereof, including, with respect to each such Portfolio Investment, the name of the Borrower or Subsidiary holding such Portfolio Investment, the name of the issuer of such Portfolio Investment and all internal and external valuation reports relating to such Portfolio Investment;

(j)   promptly at the time of delivery of any Eligible Portfolio Investments, the underwriting memoranda for all underlying Portfolio Investments;

(k)   promptly upon (i) any Eligible Portfolio Investments being rated 3 or higher using the Proprietary Rating System, (ii) the downgrade of any Eligible Portfolio Investment, or (iii) any material adverse change in the quality of any underlying Portfolio Company, credit monitoring reports relating to such Eligible Portfolio Investment or Portfolio Company, as applicable;

(l)   to the extent not otherwise provided by the Custodian, within thirty (30) days after the end of each month, updated copies of custody reports (including, to the extent available, an itemized list of each Portfolio Investment held in any Custodian Account owned by the Borrower or any Subsidiary) with respect to any custodian account owned by the Borrower or any of its Subsidiaries; and

(m)   concurrently with any delivery of financial statements under clauses (a) and (b) of this Section, a certificate of a Financial Officer of the Borrower setting forth the Borrower's good faith estimate of the Required Payment Amount for such taxable year-to-date and any dividends and distributions that the Borrower has made or intends to make in respect thereof.

SECTION 5.02.   <u>Notices of Material Events</u>. The Borrower will furnish to the Administrative Agent and each Lender prompt written notice of the following:

(a)   the occurrence of any Default;

(b)   the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Borrower or any of its Affiliates that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c)   the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding $2,500,000; and

(d)   any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Financial Officer or other executive officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03.   <u>Existence; Conduct of Business</u>. The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; <u>provided</u> that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 6.03.

SECTION 5.04.   <u>Payment of Obligations</u>. The Borrower will, and will cause each of its Subsidiaries to, pay its obligations, including tax liabilities and material contractual obligations, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05.   <u>Maintenance of Properties; Insurance</u>. The Borrower will, and will cause each of its Subsidiaries to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and (b) maintain insurance in such amounts and against such risks as the Borrower maintains as of the Original Effective Date or such modifications thereto as reasonably determined by the Borrower in its good faith business judgment.

68

SECTION 5.06.   Books and Records; Inspection and Audit Rights.

(a)   Books and Records; Inspection Rights. The Borrower will, and will cause each of its Subsidiaries to, keep books of record and account in accordance with GAAP. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested, provided that the Borrower or such Subsidiary shall be entitled to have its representatives and advisors present during any inspection of its books and records; provided, further, that the Administrative Agent and the Lenders shall not conduct more than three such visits and inspections in any calendar year unless an Event of Default has occurred and is continuing at the time of any subsequent visits and inspections during such calendar year.

(b)   Audit Rights. The Borrower will, and will cause each of its Subsidiaries to, permit any representatives designated by Administrative Agent (including any consultants, accountants, lawyers and appraisers retained by the Administrative Agent) to conduct evaluations and appraisals of the Borrower's computation of the Borrowing Base and the assets included in the Borrowing Base, all at such reasonable times and as often as reasonably requested. The Borrower shall pay the reasonable fees and expenses of any representatives retained by the Administrative Agent to conduct any such evaluation or appraisal; provided that the Borrower shall not be required to pay such fees and expenses for more than one such evaluation or appraisal during any calendar year unless an Event of Default has occurred and is continuing at the time of any subsequent evaluation or appraisal during such calendar year. The Borrower also agrees to modify or adjust the computation of the Borrowing Base to the extent required by the Administrative Agent or the Required Lenders as a result of any such evaluation or appraisal, provided that if the Borrower demonstrates that such evaluation or appraisal is incorrect, the Borrower shall be permitted to re-adjust its computation of the Borrowing Base.

SECTION 5.07.   Compliance with Laws and Agreements. The Borrower will, and will cause each of its Subsidiaries to, comply with all laws, rules, regulations, including the Investment Company Act (if applicable to such Person), and orders of any Governmental Authority applicable to it (including orders issued by the SEC) or its property and all indentures, agreements and other instruments (including, without limitation, the Structured Facility Agreements – FSF to the extent in effect), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08.   Certain Obligations Respecting Subsidiaries; Further Assurances.

(a)   Subsidiary Guarantors.

(i)   In the event that (i) the Borrower or any of its Subsidiaries shall form or acquire any new Subsidiary (other than a Financing Subsidiary), or that any other Person shall become a "Subsidiary" within the meaning of the definition thereof, (ii) any

Structured Subsidiary shall no longer constitute a "Structured Subsidiary" pursuant to the definition thereof (in which case such Person shall be deemed to be a "new" Subsidiary for purposes of this Section 5.08); or (iii) any SBIC Subsidiary shall no longer constitute an "SBIC Subsidiary" pursuant to the definition thereof (in which case such Person shall be deemed to be a "new" Subsidiary for purposes of this Section 5.08), the Borrower will, in each case, on or before thirty (30) days following such Person becoming a Subsidiary or such Financing Subsidiary no longer qualifying as such, cause such new Subsidiary or former Financing Subsidiary to become a "Subsidiary Guarantor" (and, thereby, an "Obligor") under the Guarantee and Security Agreement pursuant to a Guarantee Assumption Agreement and to deliver such proof of corporate or other action, incumbency of officers, opinions of counsel and other documents as is consistent with those delivered by the Borrower pursuant to Section 4.01 upon the Original Effective Date (as set forth in the Existing Credit Agreement) or as the Administrative Agent shall have reasonably requested.

(ii)   The Borrower acknowledges that the Administrative Agent and the Lenders have agreed to exclude each Structured Subsidiary as an Obligor only for so long as such Person qualifies as an "Structured Subsidiary" pursuant to the definition thereof, and thereafter such Person shall no longer constitute an "Structured Subsidiary" for any purpose of this Agreement or any other Loan Document.

(iii)   The Borrower acknowledges that the Administrative Agent and the Lenders have agreed to exclude each SBIC Subsidiary as an Obligor only for so long as such Person qualifies as an "SBIC Subsidiary" pursuant to the definition thereof, and thereafter such Person shall no longer constitute an "SBIC Subsidiary" for any purpose of this Agreement or any other Loan Document.

(b)   Ownership of Subsidiaries. The Borrower will, and will cause each of its Subsidiaries to, take such action from time to time as shall be necessary to ensure that each of its Subsidiaries, other than a Consolidated Asset Manager, is a wholly owned Subsidiary.

(c)   Further Assurances. The Borrower will, and will cause each of the Subsidiary Guarantors to, take such action from time to time as shall reasonably be requested by the Administrative Agent to effectuate the purposes and objectives of this Agreement. Without limiting the generality of the foregoing, the Borrower will, and will cause each of the Subsidiary Guarantors, to:

(i)   take such action from time to time (including filing appropriate Uniform Commercial Code financing statements and executing and delivering such assignments, security agreements and other instruments) as shall be reasonably requested by the Administrative Agent to create, in favor of the Collateral Agent for the benefit of the Lenders (and any affiliate thereof that is a party to any Hedging Agreement entered into with the Borrower) and the holders of any Secured Longer-Term Indebtedness, perfected security interests and Liens in the Collateral; provided that any such security interest or Lien shall be subject to the relevant requirements of the Security Documents.

(ii)   cause any bank or securities intermediary (within the meaning of the Uniform Commercial Code) to enter into such arrangements with the Collateral Agent as shall be appropriate in order that the Collateral Agent has "control" (within the meaning of the Uniform Commercial Code) over each bank account or securities account of the Obligors (other than (A) any such accounts that are maintained by the Borrower in its capacity as "servicer" for a Financing Subsidiary or any "Agency Account" pursuant to Section 5.08(c)(v) below, (B) any such accounts which hold solely money or financial assets of a Financing Subsidiary, (C) any payroll account so long as such payroll account is coded as such, (D) withholding tax and fiduciary accounts, (E) checking accounts of the Obligors that do not contain, at any one time, an aggregate balance in excess of $1,000,000, provided that Borrower will, and will cause each of its Subsidiary Guarantors to, use commercially reasonable efforts to obtain control agreements governing any such account in this clause (E), and (F) any account in which the aggregate value of deposits therein, together with all other such accounts under this clause (F), does not at any time exceed $75,000, provided that in the case of each of the foregoing clauses (A) through (F), no other Person shall have "control" over such account, except as described in Section 5.08(c)(vii) below), and in that connection, the Borrower agrees, subject to Sections 5.08(c)(iv) and (v) below, to cause all cash and other proceeds of Portfolio Investments received by any Obligor to be immediately deposited into such an account (or otherwise delivered to, or registered in the name of, the Collateral Agent) and, both prior to and following such deposit, delivery or registration such cash and other proceeds shall be held in trust by the Borrower for and as the property of the Collateral Agent and shall not be commingled with any other funds or property of such Obligor or any other Person (including with any money or financial assets of the Borrower in its capacity as "servicer" for a Structured Subsidiary, or any money or financial assets of a Structured Subsidiary, or any money or financial assets of the Borrower in its capacity as "agent" for any other Credit Facility Loan subject to Section 5.08(c)(v) below);

(iii)   cause the Financing Subsidiaries to execute and deliver to the Administrative Agent such certificates and agreements, in form and substance reasonably satisfactory to the Administrative Agent, as it shall determine are necessary to confirm that such Financing Subsidiary qualifies or continues to qualify as a "Structured Subsidiary" or an "SBIC Subsidiary", as applicable, pursuant to the definitions thereof.

(iv)   in the case of any Portfolio Investment consisting of a Credit Facility Loan (as defined in Section 5.13) that is not a Noteless Loan Asset and that does not constitute all of the credit extended to the underlying borrower under the relevant underlying loan documents and a Financing Subsidiary holds any interest in the loans or other extensions of credit under such loan documents, (x)(1) cause the interest owned by such Financing Subsidiary to be evidenced by a separate note or notes which note or notes are either (A) in the name of such Financing Subsidiary or (B) in the name of the Borrower, endorsed in blank and delivered to the applicable Financing Subsidiary and beneficially owned by the Financing Subsidiary and (2) cause such Financing Subsidiary to have a direct interest (rather than a participation acquired from an Obligor) in such underlying loan documents and the extensions of credit thereunder; and (y) ensure that, subject to Section 5.08(c)(v) below, all amounts owing to any Obligor by the underlying borrower or other obligated party are remitted by such borrower or obligated party directly to the Custodian Account and no other amounts owing by such underlying borrower or obligated party are remitted to the Custodian Account.

(v)   in the event that any Obligor is acting as an agent or administrative agent under any loan documents with respect to any Credit Facility Loan and such Obligor does not hold all of the credit extended to the underlying borrower under the relevant underlying loan documents, ensure that (a) all funds held by such Obligor in such capacity as agent or administrative agent is segregated from all other funds of such Obligor and clearly identified as being held in an agency capacity (an "Agency Account"); (b) all amounts owing on account of such Credit Facility Loan by the underlying borrower or other obligated party are remitted by such borrower or obligated party to either (1) such Agency Account or (2) directly to an account in the name of the underlying lender to whom such amounts are owed (for the avoidance of doubt, no funds representing amounts owing to more than one underlying lender may be remitted to any single account other than the Agency Account); (c) within two (2) Business Days after receipt of such funds, such Obligor acting in its capacity as agent or administrative agent shall distribute any such funds belonging to any Obligor to the Custodian Account.

(vi)   Except as otherwise set forth in clause Section 5.08(c)(iv) above, cause all Portfolio Investments held by an Obligor that are Credit Facility Loans (other than any Noteless Loan Assets) to be evidenced by promissory notes in the name of such Obligor, cause such Obligor to be party to the underlying loan documents as a "lender" having a direct interest (or a participation not acquired from an Affiliate) in such underlying loan documents and the extensions of credit thereunder, and cause all such underlying loan and other documents relating to any such Portfolio Investment (including, without limitation, such promissory notes that are owned by an Obligor) to be held by (x) the Collateral Agent or (y) the Custodian pursuant to the terms of a Custodian Agreement and, unless delivered to the Collateral Agent, such Credit Facility Loan shall be credited to the Custodian Account; provided that Borrower's obligation to deliver underlying documentation (other than promissory notes, which must be delivered in the original) may be satisfied by delivery of copies of such underlying documentation.

(vii)   At the Administrative Agent's sole discretion, an Agency Account may be subject to a concentration and intercreditor agreement (in form and substance acceptable to the Administrative Agent in its sole discretion) entered into with other lenders that provide advances against the underlying assets relating to such Agency Account; provided that upon the effectiveness of any of such concentration and intercreditor agreement, such Agency Account shall cease to be an "Excluded Asset" as defined in the Guarantee and Security Agreement.

SECTION 5.09.   Use of Proceeds. The Borrower will use the proceeds of the Loans and the issuances of Letters of Credit only for general corporate purposes of the Borrower and its Subsidiaries (other than the Financing Subsidiaries, except to the extent permitted by Section 6.03(e)) in the ordinary course of business, including making distributions not prohibited by this Agreement and the acquisition and funding (either directly or through one or more

72

wholly-owned Subsidiary Guarantors) of leveraged loans, mezzanine loans, high-yield securities, convertible securities, preferred stock, common stock and other Investments; provided that neither the Administrative Agent nor any Lender shall have any responsibility as to the use of any of such proceeds. No part of the proceeds of any Loan will be used in violation of applicable law or, directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of buying or carrying any Margin Stock. On the Restatement Effective Date and at any other time requested by the Administrative Agent or any Lender, the Borrower shall furnish to the Administrative Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U. Margin Stock shall be purchased by the Obligors only with the proceeds of Indebtedness not directly or indirectly secured by Margin Stock (within the meaning of Regulation U), or with the proceeds of equity capital of the Borrower. For the avoidance of doubt, Letters of Credit may be issued to support obligations of any Portfolio Company, but the underlying obligations of such Portfolio Company to the Borrower in respect of such Letters of Credit shall not be treated as Eligible Portfolio Investments.

SECTION 5.10.   Status of RIC and BDC. The Borrower shall at all times maintain its status as a RIC under the Code, and as a "business development company" under the Investment Company Act.

SECTION 5.11.   Investment Policies. The Borrower shall at all times be in compliance in all material respects with its Investment Policies.

SECTION 5.12.   Portfolio Valuation and Diversification Etc.; Risk Factor Ratings;

(a)   Industry Classification Groups. For purposes of this Agreement, the Borrower shall assign each Eligible Portfolio Investment to an Industry Classification Group. To the extent that any Eligible Portfolio Investment is not correlated with the risks of other Eligible Portfolio Investments in an Industry Classification Group, such Eligible Portfolio Investment may be assigned by the Borrower to an Industry Classification Group that is more closely correlated to such Eligible Portfolio Investment. In the absence of any correlation, the Borrower shall be permitted, upon notice to the Administrative Agent and each Lender to create up to three additional industry classification groups for purposes of this Agreement.

(b)   Portfolio Valuation Etc.

(c)   Settlement Date Basis. For purposes of this Agreement, all determinations of whether an investment is to be included as an Eligible Portfolio Investment shall be determined on a settlement-date basis (meaning that any investment that has been purchased will not be treated as an Eligible Portfolio Investment until such purchase has settled, and any Eligible Portfolio Investment which has been sold will not be excluded as an Eligible Portfolio Investment until such sale has settled), provided that no such investment shall be included as an Eligible Portfolio Investment to the extent it has not been paid for in full.

(ii)   <u>Determination of Values</u>. The Borrower will conduct reviews of the value to be assigned to each of its Eligible Portfolio Investments as follows:

(A)   <u>Quoted Investments External Review</u>. With respect to Eligible Portfolio Investments (including Cash Equivalents) for which market quotations are readily available, the Borrower shall, not less frequently than once each calendar week, determine the market value of such Eligible Portfolio Investments which shall, in each case, be determined in accordance with one of the following methodologies (as selected by the Borrower) <u>(each such value, an "External Quoted Value")</u>:

(w)   in the case of public and 144A securities, the average of the bid prices as determined by two Approved Dealers selected by the Borrower,

(x)   in the case of bank loans, the bid price as determined by one Approved Dealer selected by the Borrower,

(y)   in the case of any Eligible Portfolio Investment traded on an exchange, the closing price for such Eligible Portfolio Investment most recently posted on such exchange, and

(z)   in the case of any other Eligible Portfolio Investment, the fair market value thereof as determined by an Approved Pricing Service; and

(B)   <u>Unquoted Investments External Review</u>. With respect to Eligible Portfolio Investments for which market quotations are not readily available, <u>("Unquoted Investments"):</u>

<u>(x)   Commencing on November 30th, 2013, and on each February 28th, May 31st, August 31st, and November 30th thereafter (or such other dates as are reasonably agreed by the Borrower and the Administrative Agent (provided that such testing dates shall occur not less than quarterly), each an "IVP Testing Date"), the Administrative Agent through an Independent Valuation Provider will test the values as of such IVP Testing Date of those Unquoted Investments (other than No External Review Assets) that are Portfolio Investments included in the Borrowing Base selected by the Administrative Agent (such selected assets, the "IVP Tested Assets" and such value, the "IVP External Unquoted Value"); provided that the fair value of such Portfolio Investments tested by the Independent Valuation Provider as of any IVP Testing Date shall be approximately 25% (but in no event shall exceed 30% as of any quarterly test; provided, however commencing as of the fourth (4th) IVP Testing Date after the Amendment No. 5 Effective Date, for any trailing four (4) quarter period such percentage shall not exceed 27% in the aggregate and the Administrative Agent shall, if applicable, reduce the amount of assets</u>

being valued during such quarter to ensure that only 27% are valued by the Administrative Agent as of the end of such trailing four (4) quarter period) of the aggregate value of the Unquoted Investments in the Borrowing Base (the determination of fair value for such 25% threshold shall be based off of the last determination of value of the Portfolio Investments pursuant to this Section 5.12 and, for the avoidance of doubt, in the case of any Unquoted Investments acquired during the calendar quarter, the value shall be as determined pursuant to clause (B)(z) below); provided, further that the Administrative Agent shall provide written notice to the Borrower, setting forth a description of which Unquoted Investments will be IVP Tested Assets as of such IVP Testing Date, not later than November 15th, 2013, and on each February 15th, May 15th, August 15th, and November 15th, thereafter (or such other dates as are reasonably agreed by the Borrower and the Administrative Agent), as applicable. Each such valuation report shall also include the information required to comply with any enterprise value eligibility criteria for an IVP Tested Asset (to the extent such criteria are applicable.)

(y) With respect to all Unquoted Investments that are not IVP Tested Assets as of such IVP Testing Date, other than No External Review Assets (the "Borrower Tested Assets"), the Borrower shall request an Approved Third-Party Appraiser to assist the Board of Directors of the Borrower in determining the fair ~~market~~ value of such ~~Eligible PortfolioUnquoted~~ Investments, as ~~atof~~ the ~~last dayend~~ of each fiscal quarter ~~following the Original Effective Date, provided thatof the Borrower~~ (such value, the "Borrower External Unquoted Value"), and to provide the Borrower's Board of Directors with a written valuation report as part of that assistance each quarter; provided that solely with respect to the fiscal quarter ending September 30, 2013, all Unquoted Investments other than No External Review Assets shall be Borrower Tested Assets and the Borrower shall request a Borrower External Unquoted Value for all such Unquoted Investments. Each such valuation report shall also include the information required to comply with any enterprise value eligibility criteria referred to above.

(w) ~~prior to June 30, 2010, the value of any such unquoted Eligible Portfolio Investment that was acquired prior to the Original Effective Date shall be the Borrower's internal valuations as set forth~~ in the Borrowing Base Certificate;

(~~x~~z) the value of any ~~such unquoted Eligible Portfolio Investment~~ Unquoted Investments acquired during a fiscal quarter shall be deemed to be equal to the cost of such ~~Eligible~~ Portfolio Investment until such time as the fair market value of such ~~Eligible~~ Portfolio Investment is determined in accordance with the foregoing provisions of this sub-clause (B) as at the last day of such fiscal quarter ~~and~~.

(y)   notwithstanding the foregoing, the Board of Directors of the Borrower may, without the assistance of an Approved Third-Party Appraiser, determine the fair market value of any unquoted Eligible Portfolio Investment with a fair value that is less than $5,000,000, so long as (i) the aggregate value of all such Eligible Portfolio Investments so determined does not at any time exceed 10% of the aggregate Borrowing Base and (ii) no Underperforming Investment with a value so determined shall be included in the Borrowing Base.

(C)   Internal Review. The Borrower shall conduct internal reviews of all Eligible Portfolio Investments at least once each calendar week which shall take into account any events of which the Borrower has knowledge that adversely affect the value of any Eligible Portfolio Investment. If the (each such value of any Eligible Portfolio Investment, an "Internal Value").

(D)   Value of Quoted Investments. Subject to clauses (G) and (H) below, the "Value" of each Quoted Investment for purposes of this Agreement shall be the lowest of (i) the Internal Value of such Quoted Investment as most recently determined by the Borrower pursuant to Section 5.12(b)(ii)(C), (ii) the External Quoted Value of such Quoted Investment as most recently determined pursuant to Section 5.12(b)(ii)(A), (iii) 102% of the principal amount of such Eligible Portfolio Investment and (iv) the principal amount of such Eligible Portfolio Investment plus any applicable prepayment premium.

(E)   Value of Unquoted Investments. Subject to clauses (G) and (H) below,

(x)   if the Internal Value of any Unquoted Investments as most recently determined by the Borrower pursuant to this Section 5.12(b)(ii)(C) is lower than the value of such Eligible Portfolio falls below the range of the External Unquoted Value of such Unquoted Investment as most recently determined pursuant to Section 5.12(b)(ii)(A) and (B), such lower value then the "Value" of such Unquoted Investment for all purposes of the Credit Agreement shall be deemed to be the "lowest of (i) the Internal Value", (ii) 102% of the principal amount of such Eligible Portfolio Investment for all purposes hereof.and (iii) the principal amount of such Eligible Portfolio Investment plus any applicable prepayment premium;

(y)   (i) if the Internal Value of any Unquoted Investment as most recently determined by the Borrower pursuant to Section 5.12(b)(ii)(C) falls above the range of the Borrower External Unquoted Value of such Unquoted Investment as most recently determined pursuant to Section 5.12(b)(ii)(B), then the "Value" of such Unquoted Investment for all purposes of the Credit Agreement shall be deemed to be the lowest of (a) the midpoint of the range of the Borrower External Unquoted Value, (b) 102% of the principal amount of such Eligible Portfolio Investment and (c) the principal amount of such Eligible Portfolio Investment plus any applicable prepayment premium;

(ii)   if the Internal Value of any Unquoted Investment as most recently determined by the Borrower pursuant to Section 5.12(b)(ii)(C) falls more than 5% above the midpoint of the range of the IVP External Unquoted Value of such Unquoted Investment as most recently determined pursuant to Section 5.12(b)(ii)(B), then the "Value" of such Unquoted Investment for all purposes of the Credit Agreement shall be deemed to be the lowest of (a) the midpoint of the range of the IVP External Unquoted Value, (b) 102% of the principal amount of such Eligible Portfolio Investment and (c) the principal amount of such Eligible Portfolio Investment plus any applicable prepayment premium;

(z)   if the Internal Value of any Unquoted Investment as most recently determined by the Borrower pursuant to Section 5.12(b)(ii)(C) is within the range of the Borrower External Unquoted Value, or within or not more than 5% above the midpoint of the range of the IVP External Unquoted Value, of such Unquoted Investment as most recently determined pursuant to Section 5.12(b)(ii)(B), then the "Value" of such Unquoted Investment for all purposes of the Credit Agreement shall be deemed to be the lowest of (i) the Internal Value, (ii) 102% of the principal amount of such Eligible Portfolio Investment and (iii) the principal amount of such Eligible Portfolio Investment plus any applicable prepayment premium;

except that:

if the difference between the highest and lowest Borrower External Unquoted Value in such range exceeds an amount equal to 6% of the midpoint of such range, the "Value" of such Unquoted Investment shall instead be deemed to be the lowest of (i) the lowest Borrower External Unquoted Value in such range, (ii) the Internal Value determined pursuant to Section 5.12(b)(ii)(C), (iii) 102% of the principal amount of such Eligible Portfolio Investment, and (iv) the principal amount of such Eligible Portfolio Investment plus any applicable prepayment premium.

(F)   Actions Upon a Borrowing Base Deficiency. If, based upon such weekly internal review, the Borrower determines that a Borrowing Base Deficiency exists, then the Borrower shall, promptly and in any event within one Business Day as provided in Section 5.01(e), deliver a Borrowing Base Certificate reflecting the new amount of the Borrowing Base and shall take the actions, and make the payments and prepayments (and provide cover for Letters of Credit), all as more specifically set forth in Section 2.09(b).

(~~D~~G)   Failure to Determine Values. If the Borrower shall fail to determine the value of any Eligible Portfolio Investment as at any date pursuant to the requirements (but subject to the exclusions) of the foregoing sub-clauses (A), (B)(y) or (C), then the "Value" of such Eligible Portfolio Investment as at such date shall be deemed to be zero. If the Administrative Agent shall fail to determine the value of any Eligible Portfolio Investment as at any date pursuant to clause (B)(x), then the "Value" of such Eligible Portfolio Investment as at such date shall be the lower of (x) the Internal Value and (y) the par or face value of such Unquoted Investment.

(~~E~~H)   Adjustment of Values. ~~Notwithstanding anything herein to the contrary~~Solely with respect to the fiscal quarter ending September 30, 2013, the Administrative Agent, in its sole and absolute discretion exercised in good faith, may, and upon the request of the Required Lenders, shall, lower the Value of any Eligible Portfolio Investment (in which case the "Value" of such Eligible Portfolio Investment shall for all purposes hereof be deemed to be the Value assigned by the Administrative Agent) and/or exclude any Eligible Portfolio Investment from the Borrowing Base entirely, so long as the aggregate reduction in the Borrowing Base resulting from all such revisions and exclusions in any fiscal quarter does not exceed five percent (5%). Any such revision or exclusion shall be effective ten Business Days after the Administrative Agent's delivery of notice thereof to the Borrower.

(iii)   Supplemental Testing of Values; Valuation Dispute Resolutions

(A) Notwithstanding the foregoing, the Administrative Agent, individually or at the request of the Required Lenders, shall at any time have the right to request any Portfolio Investment (other than IVP Tested Assets) included in the Borrowing Base with a value determined pursuant to Section 5.12(b)(ii) to be independently tested by an Independent Valuation Provider. Subject to Section 5.12(b)(iii)(C) below, there shall be no limit on the number of such appraisals requested by the Administrative Agent and the costs of any such valuation shall be at the expense of the Borrower. If (x) the value of any Borrower Tested Asset determined pursuant to Section 5.12(b)(ii) is less than the value determined by the Independent Valuation Provider pursuant to this clause, then the value determined pursuant to Section 5.12(b)(ii) shall continue to be used as the "Value" for purposes of the Credit Agreement and (y) if the value of any Borrower Tested Asset determined pursuant to Section 5.12(b)(ii) is greater than the value determined by the Independent Valuation Provider and the difference between such values is (1) less than or equal to 5% of the value determined pursuant to Section 5.12(b)(ii), then the value determined pursuant to Section 5.12(b)(ii) shall become the "Value" of such Portfolio Investment, (2) greater than 5% and less than or equal to 20% of the value determined pursuant to Section 5.12(b)(ii), then the "Value" of such Portfolio Investment shall become the average of the value determined pursuant to Section 5.12(b)(ii) and the value determined by the Independent Valuation Provider, and (3) greater than 20% of the value determined pursuant to Section 5.12(b)(ii), then the Borrower and the Administrative Agent shall retain an additional third-party appraiser and, upon the completion of such appraisal, the "Value" of such Portfolio Investment shall become the average of the three valuations (with the average of the value of the Independent Valuation Provider and value determined pursuant to Section 5.12(b)(ii) to be used until the third value is obtained).

(B) For purposes of this Section 5.12(b)(iii), the Value of any Portfolio Investment for which the Independent Valuation Provider's value is used shall be the midpoint of the range (if any) determined by the Independent Valuation Provider.

(C) Subject to the next sentence, the documented out-of-pocket costs of any valuation reasonably incurred by the Administrative Agent under this Section 5.12 shall be at the expense of the Borrower; provided that the Administrative Agent shall under no circumstances be required to incur expenses under Section 5.12(b)(iii) in excess of the IVP Supplemental Cap (as defined below). Unless an Event of Default has occurred and is continuing, the Borrower shall not be responsible for the reimbursement of any fees, costs and expenses of the Independent Valuation Provider incurred pursuant to Section 5.12(b)(iii) in excess of $200,000 in the aggregate incurred for all such fees, costs and expenses in any 12-month period (the "IVP Supplemental Cap").

(c) Investment Company Diversification Requirements. The Borrower will, and will cause its Subsidiaries (other than Financing Subsidiaries that are exempt from the Investment Company Act) at all times to (i) comply with the portfolio diversification and similar requirements set forth in the Investment Company Act applicable to business development companies and (ii) subject to applicable grace periods set forth in the Code, comply with the portfolio diversification and similar requirements set forth in the Code applicable to RICs.

(d) Risk Factor Rating. The Borrower shall assign each Portfolio Investment that is otherwise an Eligible Portfolio Investment a risk factor rating (a "Risk Factor Rating") based on Portfolio Company Data relating to such Portfolio Investment by, at the Borrower's option, either (i) inputting such Portfolio Company Data into RiskCalc, Moody's KMV Expected Default Frequency model or (ii) a shadow rating performed by a Moody's analyst with respect to such Portfolio Company Data.

SECTION 5.13. Calculation of Borrowing Base. For purposes of this Agreement, the "Borrowing Base" shall be determined, as at any date of determination, as the sum of the products obtained by multiplying (i) the Value of each Eligible Portfolio Investment (excluding any cash held by the Administrative Agent pursuant to Section 2.04(k)) by (ii) the applicable Advance Rate, expressed as a fraction; provided that:

(a) the Advance Rate applicable to that portion of the aggregate Value of the Eligible Portfolio Investments of all issuers in a consolidated group of corporations or other entities, in accordance with GAAP, that exceeds (i) 10% of Shareholders' Equity of the Borrower (which, for purposes of this calculation, shall be exclusive of the net asset value held in any Financing Subsidiary and any Asset Manager), or (ii) 10% of the aggregate Value of all Eligible Portfolio Investments included in the Borrowing Base, shall be 0%;

(b)   the Advance Rate applicable to the aggregate Value of all Eligible Portfolio Investments in their entirety shall be 0% at any time when the Borrowing Base is composed entirely of Eligible Portfolio Investments issued by less than 20 different issuers;

(c)   the portion of the Borrowing Base attributable to the following assets in the aggregate shall not exceed 10% of the Borrowing Base, and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 10% of the Borrowing Base: (i) Eligible Portfolio Investments rated 3 by the Borrower using the Proprietary Rating System; (ii) Underperforming Investments; (iii) Eligible Portfolio Investments that are debt obligations which bear cash interest less frequently than quarterly; and (iv) PIK Obligations;

(d)   the portion of the Borrowing Base attributable to Underperforming Investments shall not exceed 5% of the Borrowing Base, and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 5% of the Borrowing Base;

(e)   the portion of the Borrowing Base attributable to Covenant-Lite Loans shall not exceed 10% of the Borrowing Base, and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 10% of the Borrowing Base;

(f)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments that are not Low-Risk Assets, Performing Last Out Loans or Performing Second Lien Credit Facility Loans shall not exceed 25% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 25% of the Borrowing Base;

(g)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments in the Largest Industry Classification Group shall not exceed 25% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 25% of the Borrowing Base;

(h)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments in any single Industry Classification Group (other than the Largest Industry Classification Group) shall not exceed 15% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 15% of the Borrowing Base;

(i)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments with respect to which the headquarters of the corresponding Portfolio Company is located in any one state, province, commonwealth, territory, possession or political subdivision of the United States or Canada shall not exceed 30% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 30% of the Borrowing Base;

(j)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments with a Risk Factor higher than 3490 shall not exceed 20% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 20% of the Borrowing Base;

(k)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments that are revolving loans shall not exceed 15% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 15% of the Borrowing Base;

(l)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments that are loans with respect to which the Borrower (including, for clarity, any Financing Subsidiary and its Affiliates, on a combined basis) controls less than 50% of such loan and for which the Borrower was not actively engaged in the origination and structuring of such loan, shall not exceed 20% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 20% of the Borrowing Base;

(m)   the portion of the Borrowing Base attributable to Eligible Portfolio Investments that are Affiliate Investments shall not exceed 20% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 20% of the Borrowing Base;

(n)   if at any time the weighted average maturity of all debt Eligible Portfolio Investments exceeds 5 years, the Borrowing Base shall be reduced by removing debt Eligible Portfolio Investments therefrom (but not from the Collateral) in the order of maturity (with the debt Eligible Portfolio Investment having the longest maturity to be removed first) to the extent necessary to cause the weighted average maturity of all debt Eligible Portfolio Investments included in the Borrowing Base to be no greater than 5 years (subject to all other constraints, limitations and restrictions set forth herein);

(o)   if at any time the Weighted Average Fixed Coupon (after giving effect to any Hedge Agreement) is less than the greater of (i) 8% and (ii) the one-month LIBO Rate plus 4.5%, the Borrowing Base shall be reduced by removing debt Eligible Portfolio Investments therefrom (but not from the Collateral) in the order of cash interest coupon amount (with the debt Eligible Portfolio Investment having the lowest cash interest coupon to be removed first) to the extent necessary to cause the Weighted Average Fixed Coupon to be at least equal to the greater of (x) 8% and (y) LIBO Rate plus 4.5% (subject to all other constraints, limitations and restrictions set forth herein);

(p)   if at any time the Weighted Average Floating Spread (after giving effect to any Hedge Agreement) is less than 4.5%, the Borrowing Base shall be reduced by removing debt Eligible Portfolio Investments therefrom (but not from the Collateral) in the order of Spread amount (with the debt Eligible Portfolio Investment having the lowest Spread to be removed first) to the extent necessary to cause the Weighted Average Floating Spread to be at least 4.5% (subject to all other constraints, limitations and restrictions set forth herein);

(q) if at any time the weighted average Risk Factor of all Eligible Portfolio Investments (based on the fair value of such Eligible Portfolio Investments) exceeds 2950, the Borrowing Base shall be reduced by removing Eligible Portfolio Investments therefrom (but not from the Collateral) to the extent necessary to cause the weighted average Risk Factor of all Eligible Portfolio Investments in the Borrowing Base to be no greater than 2950 (subject to all other constraints, limitations and restrictions set forth herein);

(r) the portion of the Borrowing Base attributable to Eligible Portfolio Investments denominated in Canadian dollars or with respect to which (i) the principal operations of the corresponding Portfolio Company or any assets of such Portfolio Company pledged as collateral for such Portfolio Investment are primarily located in Canada or any commonwealth, territory, possession or political subdivision of the United States (other than any state of the United States), (ii) the corresponding Portfolio Company is organized under the laws of Canada or any commonwealth, territory, possession or political subdivision of the United States (other than any state of the United States), or (iii) the corresponding Portfolio Company is domiciled within Canada or any commonwealth, territory, possession or political subdivision of the United States (other than any state of the United States), shall not exceed 10% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 10% of the Borrowing Base; ~~and~~

(s) the portion of the Borrowing Base attributable to Eligible Portfolio Investments that contain any restrictions on transfer described in subclause (e) of clause (ii) of the definition of "Transferable" shall not exceed 10% of the Borrowing Base and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 10% of the Borrowing Base~~.~~; and

(t) the portion of the Borrowing Base attributable to Eligible Portfolio Investments that are Noteless Loan Assets shall not exceed 25% of the Borrowing Base, and the Borrowing Base shall be reduced to the extent such portion would otherwise exceed 25% of the Borrowing Base.

For all purposes of this Section 5.13, (A) all issuers of Eligible Portfolio Investments that are Affiliates of one another shall be treated as a single issuer (unless such issuers are Affiliates of one another solely because they are under the common Control of the same private equity sponsor), and (B) the amount of all Eligible Portfolio Investments denominated in Canadian dollars shall be converted into the Dollar Equivalent thereof prior to any other determinations under this Section 5.13. In addition, as used herein, the following terms have the following meanings:

"Advance Rate" means, as to any Eligible Portfolio Investment and subject to adjustment as provided above, the following percentages with respect to such Eligible Portfolio Investment:

Eligible Portfolio Investment	Quoted	Unquoted
Cash and Cash Equivalents	100%	n.a.
Short-Term U.S. Government Securities	100%	n.a.
Long-Term U.S. Government Securities	95%	n.a.
Performing First Lien Credit Facility Loans	85%	75%
Performing Last Out Loans	75%	65%
Performing Second Lien Credit Facility Loans	70%	60%
Performing High Yield Securities	65%	55%
Performing Mezzanine Investments and Performing Covenant-Lite Loans	60%	50%
Performing PIK Obligation	50%	40%
Performing Underperforming Investments	40%	30%
Non-Performing Portfolio Investments	0%	0%

"Capital Stock" of any Person means any and all shares of corporate stock (however designated) of and any and all other Equity Interests and participations representing ownership interests (including membership interests and limited liability company interests) in, such Person.

"Cash" has the meaning assigned to such term in Section 1.01 of the Credit Agreement.

"Cash Equivalents" has the meaning assigned to such term in Section 1.01 of the Credit Agreement.

"Covenant-Lite Loans" means a Credit Facility Loan or a mezzanine investment (which would otherwise qualify as a Mezzanine Investment but for the absence of the following covenants) that (i) does not include at least one of the following: (a) a leverage covenant, (b) a fixed charge coverage ratio of not less than 1.00 to 1.00, (c) a debt service ratio of not less than 1.25 to 1.00, or (d) an interest coverage ratio of not less than 1.50 to 1.00, and (ii) is for an issuer whose trailing 12 month EBITDA (or adjusted EBITDA, consolidated EBITDA, adjusted consolidated EBITDA or such other similar term as may be used in the applicable documentation) is at least $50,000,000.

"Credit Facility Loans" means debt obligations (including, without limitation, term loans, revolving loans, debtor-in-possession financings, the funded portion of revolving credit lines and letter of credit facilities and other similar loans and investments including interim loans, bridge loans and senior subordinated loans) which are generally under a syndicated loan or credit facility, which may be a portion of a larger credit facility to the same obligor(s) for which other portions thereof may be held by one or more Financing Subsidiaries or other Persons (so long as the applicable Obligor's portion is pari passu with all other obligations under such credit facility and the requirements of Section 5.08(c)(iv) have been satisfied with respect thereto).

"Defaulted Obligation" means debt (a) as to which, (x) a default as to the payment of principal and/or interest has occurred and is continuing for a period of thirty two (32) consecutive days with respect to such debt (without regard to any grace period applicable thereto, or waiver thereof) or (y) a default not set forth in clause (x) has occurred and the holders of such debt have accelerated all or a portion of the principal amount thereof as a result of such default; (b) as to which a default as to the payment of principal and/or interest has occurred and is continuing on another material debt obligation of the obligor under such debt which is senior or pari passu in right of payment to such debt; (c) as to which the obligor under such debt or others have instituted proceedings to have such obligor adjudicated bankrupt or insolvent or placed into receivership and such proceedings have not been stayed or dismissed or such obligor has filed for protection under Chapter 11 of the United States Bankruptcy Code (unless, in the case of clause (b) or (c), such debt is a debtor-in-possession loan, in which case it shall not be deemed to be a Defaulted Obligation under such clause); (d) as to which any of the following actions have been taken: charging a default rate of interest for more than 150 consecutive days, or foreclosure on collateral for such debt has been commenced and is being pursued by or on behalf of the holders thereof; or (e) that the Borrower has in its reasonable commercial judgment otherwise declared to be a Defaulted Obligation.

"First Lien Credit Facility Loan" means a Credit Facility Loan that is entitled to the benefit of a first lien and first priority perfected security interest on a substantial portionall or substantially all of the assets of the respective borrower and guarantors obligated in respect thereof., and which has the most senior pre-petition priority in any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings; provided, however that, in the case of accounts receivable and inventory (and the proceeds thereof), such lien and security interest may be second in priority to a Permitted Prior Working Capital Lien.

"Fixed Rate Portfolio Investment" means a debt Eligible Portfolio Investment that bears interest at a fixed rate.

"Floating Rate Portfolio Investment" means a debt Eligible Portfolio Investment that bears interest at a floating rate.

"High Yield Securities" means debt Securities (a) issued by public or private issuers, (b) issued pursuant to an effective registration statement or pursuant to Rule 144A under the Securities Act (or any successor provision thereunder) and (c) that are not Cash Equivalents, Mezzanine Investments or Credit Facility Loans.

"Last Out Loans" means, with respect to any Credit Facility Loan that is a term loan structured in a first out tranche and a last out tranche (with the first out tranche entitled to a lower interest rate but priority with respect to payments), that portion of such Credit Facility Loan that is the last out tranche; provided that:

(a) such last out tranche is entitled (along with the first out tranche) to the benefit of a first lien and first priority perfected security interest on all or substantially all of the assets of the respective borrower and guarantors obligated in respect thereof (subject to customary exceptions), and which has the most senior pre-petition priority in any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceedings (taking into account the payment priority of the first out tranche and subject to customary permitted liens as contemplated by the applicable Credit Facility Loan documents);

(b) the ratio of (x) the amount of the first out tranche to (y) EBITDA (or adjusted EBITDA, consolidated EBITDA, adjusted consolidated EBITDA or such other similar term as may be used in the applicable documentation) of the underlying obligor does not at any time exceed 2.25x;

(c) such last out tranche (i) gives the holders of such last out tranche enforcement rights during the existence of an event of default (subject to customary standstill and other customary limitations and exceptions, including if the holders of the first out tranche have previously exercised enforcement rights), (ii) shall have the same maturity date as the first out tranche, (iii) is entitled to the same representations, covenants and events of default as the holders of the first out tranche, and (iv) provides the holders of such last out tranche with customary amendment protections benefiting the last out lenders; and

(d) such first out tranche is not subject to multiple drawings, other than pursuant to a customary accordion not to exceed 120% of the original maximum principal commitment (provided, in any case, at the time of such drawing and after giving effect thereto, the ratio referenced in clause (b) above is not exceeded).

For clarity, any last out loan that complies with subsection (a) above, but fails to qualify under any of (b), (c) and/or (d) above, shall be deemed a Second Lien Credit Facility Loan (to the extent it otherwise meets the definition of Second Lien Credit Facility Loan).

"Long-Term U.S. Government Securities" means U.S. Government Securities maturing more than six months from the applicable date of determination.

"Low-Risk Assets" means Cash, Cash Equivalents and Performing First Lien Credit Facility Loans.

"Mezzanine Investments" means (i) debt Securities (including convertible debt Securities (other than the "in-the-money" equity component thereof)) (a) issued by public or private issuers, (b) issued without registration under the Securities Act, (c) not issued pursuant to Rule 144A under the Securities Act (or any successor provision thereunder), (d) that are not Cash Equivalents and (e) contractually subordinated in right of payment to other debt of the same issuer and (ii) a Credit Facility Loan that is not a First Lien Credit Facility Loan, a Last Out Loan or a Second Lien Credit Facility Loan.

"Non-Performing Portfolio Investment" means any Eligible Portfolio Investment that is not a Performing (as defined below) Eligible Portfolio Investment.

"Noteless Loan Asset" means a debt Portfolio Investment with respect to which the underlying loan or credit agreement does not require the underlying obligor to execute and deliver a promissory note to evidence the indebtedness (or requires the holder of the indebtedness to affirmatively request a promissory note and such promissory note has been requested but not yet received); provided that for any debt Portfolio Investment for which the Borrower or its Affiliates is the administrative agent, all such debt obligations shall be evidenced by a promissory note; provided, further that any Noteless Loan Asset shall be identified as such in the Borrowing Base Certificate.

"Performing" means with respect to any Eligible Portfolio Investment, that such Eligible Portfolio Investment is not a Defaulted Obligation and does not represent debt or Capital Stock of an issuer that has issued any Defaulted Obligation.

"Performing Covenant-Lite Loans" means Covenant-Lite Loans that (a) are not PIK Obligations or Underperforming Investments and (b) are Performing.

"Performing First Lien Credit Facility Loans" means First Lien Credit Facility Loans that (a) are not Last Out Loans, PIK Obligations, Covenant-Lite Loans or Underperforming Investments and (b) are Performing.

"Performing High Yield Securities" means High Yield Securities that (a) are not PIK Obligations or Underperforming Investments and (b) are Performing.

"Performing Last Out Loans" means Last Out Loans that (a) are not PIK Obligations, Covenant Lite Loans or Underperforming Investments and (b) are Performing.

"Performing Mezzanine Investments" means Mezzanine Investments that (a) are not PIK Obligations, Covenant-Lite Loans or Underperforming Investments and (b) are Performing.

"Performing PIK Obligations" means PIK Obligations that (a) are not Underperforming Investments and (b) are Performing.

"Permitted Prior Working Capital Lien" means, with respect to a Portfolio Company that is a borrower under a Credit Facility Loan, a security interest to secure a working capital facility for such Portfolio Company in the accounts receivable and/or inventory (and the proceeds thereof) of such Portfolio Company and any of its subsidiaries that are guarantors of such working capital facility; provided that (i) such Credit Facility Loan has a second priority lien on such accounts receivable and/or inventory, as applicable (and the proceeds thereof), (ii) such working capital facility is not secured by any other assets (other than a second priority lien, subject to the first priority lien of the Credit Facility Loan on such other assets) and does not benefit from any standstill rights or other agreements (other than customary rights) with respect to any other assets and (iii) the maximum principal amount of such working capital facility is not at any time greater than 20% of the aggregate enterprise value of the Portfolio Company (as determined in accordance with the valuation methodology for determining the enterprise value of the applicable Portfolio Company as established by an Approved Third-Party Appraiser).

"Performing Second Lien Credit Facility Loans" means Second Lien Credit Facility Loans that (a) are not Last Out Loans, PIK Obligations, Covenant-Lite Loans or Underperforming Investments and (b) are Performing.

"Performing Underperforming Investments" means Underperforming Investments that are Performing.

"PIK Obligation" means an obligation that provides that any portion of the interest accrued for a specified period of time or until the maturity thereof is, or at the option of the obligor may be, added to the principal balance of such obligation or otherwise deferred and accrued rather than being paid in cash, provided that any such obligation shall not constitute a PIK Obligation if it (i) is a fixed rate obligation and requires payment of interest in cash on an at least quarterly basis at a rate of not less than 8% per annum or (ii) is not a fixed rate obligation and requires payment of interest in cash on an at least quarterly basis at a rate of not less than 4.5% per annum in excess of the applicable index.

"Restructured Investment" means, as of any date of determination, (a) any Portfolio Investment that has been a Defaulted Obligation within the past six months, or (b) any Portfolio Investment that has in the past six months been (x) on cash non-accrual, or (y) amended or subject to a deferral or waiver the effect of which is to (i) change the amount of previously required scheduled debt amortization (other than by reason of repayment thereof) or (ii) extend the tenor of previously required scheduled debt amortization, in each case such that the remaining weighted average life of such Portfolio Investment is extended by more than 20%.

"Second Lien Credit Facility Loan" means a Credit Facility Loan (other than a First Lien Credit Facility Loan and a Last Out Loan) that is entitled to the benefit of a first and/or second lien and first and/or second priority perfected security interest on a substantial portionall or substantially all of the assets of the respective borrower and guarantors obligated in respect thereof.

"Securities" means common and preferred stock, units and participations, member interests in limited liability companies, partnership interests in partnerships, notes, bonds, debentures, trust receipts and other obligations, instruments or evidences of indebtedness, including debt instruments of public and private issuers and tax-exempt securities (including warrants, rights, put and call options and other options relating thereto, representing rights, or any combination thereof) and other property or interests commonly regarded as securities or any form of interest or participation therein, but not including Credit Facility Loans.

"Securities Act" means the United States Securities Act of 1933, as amended.

"Short-Term U.S. Government Securities" means U.S. Government Securities maturing within six months of the applicable date of determination.

"Spread" means, with respect to Floating Rate Portfolio Investments, the cash interest spread of such Floating Rate Portfolio Investment over the applicable LIBO Rate; provided, that, in the case of any Floating Rate Portfolio Investment that does not bear interest by reference to the LIBO Rate, "Spread" shall mean the cash interest spread of such Floating Rate

Portfolio Investment over the LIBO Rate in effect as of the date of determination for deposits in U.S. dollars for a period of three (3) months.

"Underperforming Investment" means (i) any Eligible Portfolio Investment rated 4 ~~or 5~~ by the Proprietary Rating System, (ii) any Restructured Investment, and (iii) any loan that would otherwise qualify as a Covenant-Lite Loan but whose issuer has trailing 12 month EBITDA (or adjusted EBITDA, consolidated EBITDA, adjusted consolidated EBITDA or such other similar term as may be used in the applicable documentation) of less than $50,000,000.

"U.S. Government Securities" has the meaning assigned to such term in Section 1.01 of the Credit Agreement.

"Value" means~~, subject to Section 5.12(b)(ii)(B)(y)~~, with respect to any Eligible Portfolio Investment, the ~~lowest of (X) the most recent internal fair value as~~value thereof determined ~~pursuant to~~for purposes of this Agreement in accordance with Section 5.12(b)(ii)~~(C), (Y) the most recent external fair value as determined pursuant to Section~~ or 5.12(b)~~(ii)(A) and (B), and (Z) in the case of any debt Eligible Portfolio Investment, the lower of (i)~~ 102% of the ~~principal amount of such Eligible Portfolio Investment and (ii) the principal amount of such Eligible Portfolio Investment plus any~~ iii), as applicable ~~prepayment premium~~.

"Weighted Average Fixed Coupon" means, as of any date of determination, the number, expressed as a percentage, obtained by summing the products obtained by multiplying the cash interest coupon of each Fixed Rate Portfolio Investment included in the Borrowing Base as of such date by the outstanding principal balance of such Fixed Rate Portfolio Investment as of such date, dividing such sum by the aggregate outstanding principal balance of all such Fixed Rate Portfolio Investments and rounding up to the nearest 0.01%. For the purpose of calculating the Weighted Average Fixed Coupon, all Fixed Rate Portfolio Investments that are not currently paying cash interest shall have an interest rate of 0%.

"Weighted Average Floating Spread" means, as of any date of determination, the number, expressed as a percentage, obtained by summing the products obtained by multiplying, in the case of each Floating Rate Portfolio Investment included in the Borrowing Base, on an annualized basis, the Spread of such Floating Rate Portfolio Investments, by the outstanding principal balance of such Floating Rate Portfolio Investments as of such date and dividing such sum by the aggregate outstanding principal balance of all such Floating Rate Portfolio Investments and rounding the result up to the nearest 0.01%.

ARTICLE VI

NEGATIVE COVENANTS

Until the Termination Date, the Borrower covenants and agrees with the Lenders that:

SECTION 6.01.   Indebtedness. The Borrower will not nor will it permit any of its Subsidiaries to, create, incur, assume or permit to exist any Indebtedness, except:

(a)   Indebtedness created hereunder or under any other Loan Document;

(b)   (i) Unsecured Shorter-Term Indebtedness in an aggregate principal amount not to exceed (i) $20,000,000 plus (ii) from and after the ~~Commitment Termination Date~~date that is nine months prior to the maturity of such 2016 Notes, $115,000,000 representing the outstanding principal amount of the 2016 Notes; and (ii) Secured Longer-Term Indebtedness, in each case, so long as (w) no Default exists at the time of the incurrence thereof, (x) the Borrower is in pro forma compliance with each of the covenants set forth in Sections 6.07(a), (b) and (c) after giving effect to the incurrence thereof and on the date of such incurrence the Borrower delivers to the Administrative Agent a certificate of a Financial Officer to such effect, (y) prior to and immediately after giving effect to the incurrence thereof, the Covered Debt Amount does not or would not exceed the Borrowing Base then in effect; and (z) on the date the incurrence thereof, the Borrower delivers to the Administrative Agent and each Lender a Borrowing Base Certificate as at such date demonstrating compliance with subclause (y) after giving effect to such incurrence. For purposes of preparing such Borrowing Base Certificate, (A) the fair market value of Eligible Portfolio Investments for which market quotations are readily available shall be the most recent quotation available for such Eligible Portfolio Investment and (B) the fair market value of Eligible Portfolio Investments for which market quotations are not readily available shall be the Value set forth in the Borrowing Base Certificate most recently delivered by the Borrower to the Administrative Agent and the Lenders pursuant to Section 5.01(d); provided, that the Borrower shall reduce the Value of any Eligible Portfolio Investment referred to in this sub-clause (B) to the extent necessary to take into account any events of which the Borrower has knowledge that adversely affect the value of such Eligible Portfolio Investment.

(c)   Unsecured Longer-Term Indebtedness, so long as (x) no Default exists at the time of the incurrence thereof and (y) the Borrower is in pro forma compliance with each of the covenants set forth in Sections 6.07(a), (b) and (c) after giving effect to the incurrence thereof and on the date of such incurrence the Borrower delivers to the Administrative Agent a certificate of a Financial Officer to such effect;

(d)   Indebtedness of Financing Subsidiaries, provided that (i) on the date that such Indebtedness is incurred (for clarity, with respect to revolving loan facilities or staged advance loan facilities, "incurrence" shall be deemed to take place at the time such facility is entered into, and not upon each borrowing thereunder) the Borrower is in pro forma compliance with each of the covenants set forth in Sections 6.07(a), (b) and (c) after giving effect to the incurrence thereof and on the date of such incurrence Borrower delivers to the Administrative Agent a certificate of a Financial Officer to such effect, and (ii) in the case of revolving loan facilities or staged advance loan facilities, upon each borrowing thereunder, the Borrower is in pro forma compliance with each of the covenants set forth in Sections 6.07(a), (b) and (c).

(e)   Other Permitted Indebtedness in an aggregate principal amount not to exceed $40,000,000;

(f)   repurchase obligations arising in the ordinary course of business with respect to U.S. Government Securities;

(g)   obligations payable to clearing agencies, brokers or dealers in connection with the purchase or sale of securities in the ordinary course of business;

(h)   Existing Indebtedness of the Financing Subsidiaries as in effect on the Restatement Effective Date;

(i)   obligations of the Borrower under the SBIC Guarantee and under any substantially similar agreement (or agreement based upon the SBA's then applicable form) with respect to any other SBIC Subsidiary; and

(j)   obligations (including Guarantees) in respect of Standard Securitization Undertakings.

SECTION 6.02.   Liens. The Borrower will not, nor will it permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof except:

(a)   any Lien on any property or asset of the Borrower existing on the Original Effective Date and set forth in Schedule 3.11(b), provided that (i) no such Lien shall extend to any other property or asset of the Borrower or any of its Subsidiaries, and (ii) any such Lien shall secure only those obligations which it secures on the Original Effective Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(b)   Liens created pursuant to the Security Documents;

(c)   Liens on assets of the Financing Subsidiaries;

(d)   Liens on Equity Interests in any SBIC Subsidiary created in favor of the SBA;

(e)   Liens created pursuant to the Security Documents securing Secured Longer-Term Indebtedness incurred pursuant to Section 6.01(b);

(f)   Permitted Liens.

(g)   Liens granted pursuant to the Structured Pledge Agreement - FSF as in effect on the date hereof on Equity Interests in Fifth Street Funding LLC securing Indebtedness incurred pursuant to Section 6.01(d).

(h)   Liens created by posting of cash collateral in connection with Hedging Agreements permitted under Section 6.04(c) in an aggregate amount not to exceed $5,000,000 at any time, provided that, for the avoidance of doubt, at no time shall such cash collateral constitute an Eligible Portfolio Investment; and

(i)   additional Liens securing Indebtedness not to exceed $10,000,000 in the aggregate provided such Indebtedness is not otherwise prohibited under Section 6.01(e) of this Agreement.

SECTION 6.03.   Fundamental Changes. The Borrower will not, nor will it permit any of its Subsidiaries (other than Financing Subsidiaries) to, enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution). The Borrower will not, nor will it permit any of its Subsidiaries (other than Financing Subsidiaries) to, acquire any business or property from, or capital stock of, or be a party to any acquisition of, any Person, except for purchases or acquisitions of Portfolio Investments and other assets in the normal course of the day-to-day business activities of the Borrower and its Subsidiaries and not in violation of the terms and conditions of this Agreement or any other Loan Document. The Borrower will not, nor will it permit any of its Subsidiaries (other than Financing Subsidiaries) to, convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, any part of its assets (including, without limitation, Cash, Cash Equivalents and Equity Interests), whether now owned or hereafter acquired, but excluding (x) assets (other than Portfolio Investments) sold or disposed of in the ordinary course of business (including to make expenditures of cash in the normal course of the day-to-day business activities of the Borrower and its Subsidiaries (other than the Financing Subsidiaries)) and (y) subject to the provisions of clauses (d) and (e) below, Portfolio Investments.

Notwithstanding the foregoing provisions of this Section:

(a)   any Subsidiary of the Borrower may be merged or consolidated with or into the Borrower or any other Subsidiary Guarantor; provided that if any such transaction shall be between a Subsidiary and a wholly owned Subsidiary Guarantor, the wholly owned Subsidiary Guarantor shall be the continuing or surviving corporation;

(b)   any Subsidiary of the Borrower may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower or any wholly owned Subsidiary Guarantor of the Borrower;

(c)   the capital stock of any Subsidiary of the Borrower may be sold, transferred or otherwise disposed of to the Borrower or any wholly owned Subsidiary Guarantor of the Borrower;

(d)   the Obligors may sell, transfer or otherwise dispose of Portfolio Investments (other than to a Financing Subsidiary or Asset Manager) so long as prior to and after giving effect to such sale, transfer or other disposition (and any concurrent acquisitions of Portfolio Investments or payment of outstanding Loans or Other Covered Indebtedness) the Covered Debt Amount does not exceed the Borrowing Base;

(e)   the Obligors may sell, transfer or otherwise dispose of Portfolio Investments, Cash and Cash Equivalents to a Financing Subsidiary or Asset Manager so long as (i) prior to and after giving effect to such sale, transfer or other disposition (and any concurrent acquisitions of Portfolio Investments or payment of outstanding Loans or Other Covered Indebtedness) the Covered Debt Amount does not exceed the Borrowing Base and no Default exists and the Borrower delivers to the Administrative Agent a certificate of a Financial Officer to such effect, (ii) either (x) the amount by which the Borrowing Base exceeds the Covered Debt

91

Amount immediately prior to such release is not diminished as a result of such release or (y) the Borrowing Base immediately after giving effect to such release is at least 120% of the Covered Debt Amount and (iii) in the case of any sale, transfer or other disposition to Fifth Street Funding, LLC, if the Structured Facility Agreements – FSF are outstanding, the Reinvestment Period (as defined in the Structured Loan Agreement - FSF) has not ended, or in the event that the Structured Facility Agreements – FSF have been terminated or replaced, the lender holding liens on the assets of Fifth Street Funding, LLC, if any, has not instituted a process whereby the principal portion of loan assets held by Fifth Street Funding, LLC may not be reinvested or distributed to its equity holder.

(f)   the Borrower may merge or consolidate with any other Person, so long as (i) the Borrower is the continuing or surviving entity in such transaction and (ii) at the time thereof and after giving effect thereto, no Default shall have occurred or be continuing;

(g)   the Borrower and its Subsidiaries may sell, lease, transfer or otherwise dispose of equipment or other property or assets that do not consist of Portfolio Investments so long as the aggregate amount of all such sales, leases, transfer and dispositions does not exceed $10,000,000 in any fiscal year;

(h)   any Subsidiary of the Borrower may be liquidated or dissolved, provided that, in connection with such liquidation or dissolution, any and all of the assets of such Subsidiary shall be distributed or otherwise transferred to the Borrower or any wholly owned Subsidiary Guarantor of the Borrower; and

(i)   the Borrower may sell or transfer, in one or more transactions, Equity Interests of Fifth Street Funding II, LLC (or Fifth Street Funding II, LLC may issue new Equity Interests) to any Person for a fair value thereof, provided that no Default or Event of Default has occurred and is continuing or would occur as a result of such transfer or issuance.

SECTION 6.04.   Investments. The Borrower will not, nor will it permit any of its Subsidiaries to, acquire, make or enter into, or hold, any Investments except:

(a)   operating deposit accounts with banks;

(b)   Investments by the Borrower and the Subsidiary Guarantors in the Borrower and the Subsidiary Guarantors;

(c)   Hedging Agreements entered into in the ordinary course of the Borrower's financial planning and not for speculative purposes;

(d)   Portfolio Investments by the Borrower and its Subsidiaries to the extent such Portfolio Investments are permitted under the Investment Company Act (to the extent such applicable Person is subject to the Investment Company Act) and the Borrower's Investment Policies;

(e) Equity Interests in Financing Subsidiaries existing on the Original Effective Date and any other Equity Interests in Financing Subsidiaries acquired after the Original Effective Date to the extent not prohibited by Section 6.03(e);

(f) Investments by any Financing Subsidiary;

(g) Investments in Cash and Cash Equivalents;

(h) Investments described on Schedule 3.12(b) hereto; and

(i) other Investments in an aggregate amount not to exceed $15,000,000.

SECTION 6.05. Restricted Payments. The Borrower will not, nor will it permit any of its Subsidiaries (other than the Financing Subsidiaries) to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that the Borrower may declare and pay:

(a) dividends with respect to the capital stock of the Borrower payable solely in additional shares of the Borrower's common stock;

(b) dividends and distributions in cash or other property (excluding for this purpose the Borrower's common stock) in or with respect to any taxable year of the Borrower in amounts not to exceed 110% (tested as of September 30 of each year) of the higher of (x) the net investment income of Borrower for the applicable fiscal year determined in accordance with GAAP and as specified in the annual financial statements of Borrower for such year or (y) the amount that is required by the Borrower to: (i) allow the Company to satisfy the minimum distribution requirements imposed by Section 852(a) of the Code (or any successor thereto) to maintain its eligibility to be taxed as a regulated investment company for any such taxable year, and (ii) reduce to zero for any such taxable year its liability for federal income taxes imposed on (x) its investment company taxable income pursuant to Section 852(b)(1) of the Code (or any successor thereto), or (y) its net capital gain pursuant to Section 852(b)(3) of the Code (or any successor thereto) (such amount, the "Required Payment Amount");

(c) dividends and distributions in addition to those permitted in the foregoing clauses (a) and (b), so long as (i) no Default or Event of Default shall have occurred or be continuing and (ii) the Covered Debt Amount does not exceed 85% of the Borrowing Base, provided that on the date of such dividend or distribution, the Borrower delivers to the Administrative Agent a Borrowing Base Certificate demonstrating compliance with subclause (ii) hereof;

(d) Subsidiaries of the Borrower may make Restricted Payments to the Borrower.

Nothing herein shall be deemed to prohibit the payment of Restricted Payments by any Subsidiary of the Borrower to the Borrower or to any other Subsidiary Guarantor.

For the avoidance of doubt, the Borrower shall not declare any dividend to the extent such declaration violates the provisions of the Investment Company Act applicable to it.

SECTION 6.06.   Certain Restrictions on Subsidiaries. The Borrower will not permit any of its Subsidiaries (other than Financing Subsidiaries) to enter into or suffer to exist any indenture, agreement, instrument or other arrangement (other than the Loan Documents) that prohibits or restrains, in each case in any material respect, or imposes materially adverse conditions upon, the incurrence or payment of Indebtedness, the granting of Liens, the declaration or payment of dividends, the making of loans, advances, guarantees or Investments or the sale, assignment, transfer or other disposition of property.

SECTION 6.07.   Certain Financial Covenants.

(a)   Minimum Shareholders' Equity. The Borrower will not permit Shareholders' Equity at the last day of any fiscal quarter of the Borrower to be less than the greater of (i) 40% of the total assets of the Borrower and its Subsidiaries as at the last day of such fiscal quarter (determined on a consolidated basis, without duplication, in accordance with GAAP) and (ii) the sum of (x) $~~675,000,000~~825,000,000 plus (y) 50% of the aggregate net proceeds of all sales of Equity Interests by the Borrower and its Subsidiaries after the Amendment No. ~~4~~5 Effective Date (other than the proceeds of sales of Equity Interests by and among the Borrower and its Subsidiaries, including, without limitation, sales of Equity Interests by the Structured Subsidiaries to the Borrower in consideration of the sale of Portfolio Investments by the Borrower to the Structured Subsidiaries).

(b)   Asset Coverage Ratio. The Borrower will not permit the Asset Coverage Ratio to be less than 2.10 to 1 at any time.

(c)   Consolidated Interest Coverage Ratio. The Borrower will not permit the Consolidated Interest Coverage Ratio to be less than 2.50 to 1 as of the last day of any fiscal quarter.

(d)   Liquidity Test. The Borrower will not permit the aggregate Value of the Eligible Portfolio Investments that can be converted to Cash in fewer than 10 Business Days without more than a 5% change in price to be less than 15% of the Covered Debt Amount for more than 30 Business Days during any period when the Adjusted Covered Debt Balance is greater than 85% of the Adjusted Borrowing Base.

SECTION 6.08.   Transactions with Affiliates. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any transactions with any of its Affiliates or Affiliate Investments, even if otherwise permitted under this Agreement, except (a) transactions in the ordinary course of business at prices and on terms and conditions not less favorable to the Borrower or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (b) transactions between or among the Obligors not involving any other Affiliate, (c) Restricted Payments permitted by Section 6.05 or dividends from Affiliate Investments to the Borrower or its Subsidiaries, (d) the transactions provided in the Affiliate Agreements, (e) a merger with the Investment Advisor or FSC, Inc., (f) if and to the extent permitted pursuant to applicable law, the transactions described on Schedule 6.08 or (g) co-investments with other funds advised by Fifth Street Management LLC to the extent permitted by applicable law and/or SEC guidance (including exemptive relief from the SEC and/or a no-action letter).

SECTION 6.09.   Lines of Business. The Borrower will not, nor will it permit any of its Subsidiaries to, engage to any material extent in any business other than in accordance with its Investment Policies.

SECTION 6.10.   No Further Negative Pledge. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any agreement, instrument, deed or lease which prohibits or limits the ability of any Obligor to create, incur, assume or suffer to exist any Lien upon any of its properties, assets or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation, except the following: (a) this Agreement and the other Loan Documents; (b) covenants in documents creating Liens permitted by Section 6.02 prohibiting further Liens on the assets encumbered thereby; (c) customary restrictions contained in leases not subject to a waiver; (d) the terms of any Structured Facility Agreements – FSF as in effect on the Original Effective Date, and (e) any other agreement that does not restrict in any manner (directly or indirectly) Liens created pursuant to the Loan Documents on any Collateral securing the "Secured Obligations" under and as defined in the Guarantee and Security Agreement and does not require the direct or indirect granting of any Lien securing any Indebtedness or other obligation by virtue of the granting of Liens on or pledge of property of any Obligor to secure the Loans or any Hedging Agreement.

SECTION 6.11.   Modifications of Indebtedness and Affiliate Agreements. The Borrower will not, and will not permit any of its Subsidiaries to, consent to any modification, supplement or waiver of:

(a)   any of the provisions of any agreement, instrument or other document evidencing or relating to any Secured Longer-Term Indebtedness, Unsecured Longer-Term Indebtedness or Unsecured Shorter-Term Indebtedness that would result in such Indebtedness not meeting the requirements of the definition of "Secured Longer-Term Indebtedness", "Unsecured Longer-Term Indebtedness" and "Unsecured Shorter-Term Indebtedness", as applicable, set forth in Section 1.01 of this Agreement, unless, in the case of Unsecured Longer-Term Indebtedness, such Indebtedness would have been permitted to be incurred as Unsecured Shorter-Term Indebtedness at the time of such modification, supplement or waiver and the Borrower so designates such Indebtedness as "Unsecured Shorter-Term Indebtedness" (whereupon such Indebtedness shall be deemed to constitute "Unsecured Shorter-Term Indebtedness" for all purposes of this Agreement);

(b)   any of the Affiliate Agreements (other than the Structured Facility Agreements - FSF and the SBIC Agreements), unless such modification, supplement or waiver is not less favorable to the Borrower than could be obtained on an arm's-length basis from unrelated third parties, in each case, without the prior consent of the Administrative Agent (with the approval of the Required Lenders).

The Administrative Agent hereby acknowledges and agrees that the Borrower may, at any time and from time to time, without the consent of the Administrative Agent, freely amend, restate, terminate, or otherwise modify the Structured Facility Agreements - FSF (other than the Structured Pledge Agreement-FSF, which may only be amended with the consent of the Administrative Agent) or any other documents, instruments and agreements evidencing, securing or relating to Indebtedness permitted pursuant to Section 6.01(d) and (e), including increases in the principal amount thereof, modifications to the advance rates and/or modifications to the interest rate, fees or other pricing terms, provided that no such amendment, restatement or modification shall, unless Borrower complies with the terms of Section 5.08(a) (i) hereof, cause a Financing Subsidiary to fail to be a "Financing Subsidiary" in accordance with the definition thereof.

SECTION 6.12.   Payments of Longer-Term Indebtedness. The Borrower will not, nor will it permit any of its Subsidiaries (other than Financing Subsidiaries) to, purchase, redeem, retire or otherwise acquire for value, or set apart any money for a sinking, defeasance or other analogous fund for the purchase, redemption, retirement or other acquisition of or make any voluntary payment or prepayment of the principal of or interest on, or any other amount owing in respect of, any Secured Longer-Term Indebtedness or Unsecured Longer-Term Indebtedness (other than (i) the refinancing of Secured Longer-Term Indebtedness or Unsecured Longer-Term Indebtedness with Secured Longer-Term Indebtedness or Unsecured Longer-Term Indebtedness permitted under Section 6.01 or (ii) with the proceeds of any issuance of Equity Interests, in each case to the extent not required to be used to prepay Loans), except for (a) regularly scheduled payments, prepayments or redemptions of principal and interest in respect thereof required pursuant to the instruments evidencing such Indebtedness, (b) payments and prepayments of Secured Longer-Term Indebtedness required to comply with requirements of Section 2.09(b), or (c) repurchase of Unsecured Longer-Term Indebtedness, including, but not limited to the 2016 Notes, from time to time, so long as (i) both before and after giving effect to any such repurchase, there is no Default or Event of Default, and (ii) after giving effect to such repurchase, the Borrower has not drawn more than 65% of the total Commitments and the Covered Debt Amount does not exceed 65% of the Borrowing Base.

SECTION 6.13.   Modification of Investment Policies and Proprietary Rating System. Other than with respect to Permitted Policy Amendments and the Investment Policy Amendment, the Borrower will not amend, supplement, waive or otherwise modify in any material respect either the Investment Policies or the Proprietary Rating System, in each case, as in effect on February 29, 2012.

SECTION 6.14.   SBIC Guarantee. The Borrower will not, nor will it permit any of its Subsidiaries to, (i) "Participate In" an "Impermissible Change of Control" under (and as defined in) the SBIC Guarantee, or otherwise permit the occurrence of an "Impermissible Change of Control" under (and as defined in) the SBIC Guarantee or (ii) cause or permit the occurrence of any equivalent condition or event under any similar agreement with respect to any other SBIC Subsidiary.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events ("Events of Default") shall occur and be continuing:

(a) the Borrower shall (i) fail to pay any principal of any Loan (including, without limitation, any principal payable under Section 2.09(b) or (c)) or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise or (ii) fail to deposit any amount into the Letter of Credit Collateral Account as and when required by Section 2.08(a);

(b) the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement or under any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five or more Business Days;

(c) any representation or warranty made or deemed made by or on behalf of the Borrower or any of its Subsidiaries in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof, shall prove to have been incorrect when made or deemed made in any material respect;

(d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in (i) Section 5.03 (with respect to the Borrower's and its Subsidiaries' existence only, and not with respect to the Borrower's and its Subsidiaries' rights, licenses, permits, privileges or franchises), Sections 5.08(a) or (b), Section 5.10, Section 5.12(c) or in Article VI or any Obligor shall default in the performance of any of its obligations contained in Section 7 of the Guarantee and Security Agreement or (ii) Sections 5.01(e) or (f) or 5.02 and, in the case of this clause (ii), such failure shall continue unremedied for a period of five or more days after notice thereof by the Administrative Agent (given at the request of any Lender) to the Borrower;

(e) the Borrower or any Obligor, as applicable, shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d) of this Article) or any other Loan Document and such failure shall continue unremedied for a period of 30 or more days after notice thereof from the Administrative Agent (given at the request of any Lender) to the Borrower;

(f) the Borrower or any of its Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, taking into account (other than with respect to payments of principal) any applicable grace period;

(g)   any event or condition occurs that (i) results in any Material Indebtedness becoming due prior to its scheduled maturity or (ii) that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, unless, in the case of this clause (ii), such event or condition is no longer continuing or has been waived in accordance with the terms of such Material Indebtedness such that the holder or holders thereof or any trustee or agent on its or their behalf are no longer enabled or permitted to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to (1) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness; or (2) convertible debt that becomes due as a result of a contingent mandatory conversion or redemption event provided such conversion or redemption is effectuated only in capital stock.

(h)   an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Borrower or any of its Subsidiaries or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any of its Subsidiaries or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed and unstayed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered;

(i)   the Borrower or any of its Subsidiaries shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (i) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Borrower or any of its Subsidiaries or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j)   the Borrower or any of its Subsidiaries shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k)   one or more judgments for the payment of money in an aggregate amount in excess of $15,000,000 shall be rendered against the Borrower or any of its Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Borrower or any of its Subsidiaries to enforce any such judgment;

(l)   an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m)   a Change in Control shall occur;

(n)   an Investment Advisor Departure Event shall occur;

(o)   a Key Person Departure Event shall occur;

(p)   any SBIC Subsidiary shall become the subject of an enforcement action and be transferred into liquidation status by the SBA;

(q)   the Liens created by the Security Documents shall, at any time with respect to Portfolio Investments held by Obligors having an aggregate Value in excess of 5% of the aggregate Value of all Portfolio Investments held by Obligors, not be, valid and perfected (to the extent perfection by filing, registration, recordation, possession or control is required herein or therein) in favor of the Collateral Agent (or any Obligor or any Affiliate of an Obligor shall so assert in writing), free and clear of all other Liens (other than Liens permitted under Section 6.02 or under the respective Security Documents), except to the extent that any such loss of perfection results from the failure of the Collateral Agent to maintain possession of certificates representing securities pledged under the Guarantee and Collateral Agreement;

(r)   except for expiration in accordance with its terms, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect in any material respect, or the enforceability thereof shall be contested by any Obligor, or there shall be any actual invalidity of any guaranty thereunder or any Obligor or any Affiliate of an Obligor shall so assert in writing; or

(s)   the Borrower or any of its Subsidiaries shall (i) "Participate In" an "Impermissible Change of Control" under (and as defined in) the SBIC Guarantee, or otherwise permit the occurrence of an "Impermissible Change of Control" under (and as defined in) the SBIC Guarantee or (ii) cause or permit the occurrence of any equivalent condition or event under any similar agreement with respect to any future SBIC Subsidiary,

then, and in every such event (other than an event described in clause (h) or (i) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder and under the other Loan Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event described in clause (h) or (i) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder and under the other Loan Documents, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower.

In the event that the Loans shall be declared, or shall become, due and payable pursuant to the immediately preceding paragraph then, upon notice from the Administrative Agent or Lenders with LC Exposure representing more than 50% of the total LC Exposure demanding the deposit of cash collateral pursuant to this paragraph, the Borrower shall immediately deposit into the Letter of Credit Collateral Account cash in an amount equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such cash shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default described in clause (h) or (i) of this Article.

ARTICLE VIII

THE ADMINISTRATIVE AGENT

SECTION 8.01.   Appointment of the Administrative Agent. Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Administrative Agent as its agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

SECTION 8.02.   Capacity as Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such Person and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

SECTION 8.03.   Limitation of Duties; Exculpation. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise in writing by the Required Lenders, and (c) except as expressly set forth herein and in the other Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders or in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein or therein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

SECTION 8.04.   Reliance. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may consult with legal counsel, independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 8.05.   Sub-Agents. The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

SECTION 8.06.   Resignation; Successor Administrative Agent. The Administrative Agent may resign at any time by notifying the Lenders, the Issuing Bank and the Borrower. Upon any such resignation, the Required Lenders shall have the right, with the consent of the Borrower not to be unreasonably withheld (provided that no such consent shall be required if an Event of Default has occurred and is continuing), to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent's resignation shall nonetheless become effective and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and (2) the Required Lenders shall perform the duties of the Administrative Agent (and all payments and communications provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly) until such time as the Required

Lenders appoint a successor agent as provided for above in this paragraph. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Administrative Agent's resignation hereunder, the provisions of this Article and Section 9.03 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

SECTION 8.07.   Reliance by Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

SECTION 8.08.   Modifications to Loan Documents. Except as otherwise provided in Section 9.02(b) or 9.02(c) with respect to this Agreement, the Administrative Agent may, with the prior consent of the Required Lenders (but not otherwise), consent to any modification, supplement or waiver under any of the Loan Documents; provided that, without the prior consent of each Lender, the Administrative Agent shall not (except as provided herein or in the Security Documents) release all or substantially all of the Collateral or otherwise terminate all or substantially all of the Liens under any Security Document providing for collateral security, agree to additional obligations being secured by all or substantially all of such collateral security, or alter the relative priorities of the obligations entitled to the benefits of the Liens created under the Security Documents with respect to all or substantially all of the Collateral, except that no such consent shall be required, and the Administrative Agent is hereby authorized, to release any Lien covering property that is the subject of either a disposition of property permitted hereunder or a disposition to which the Required Lenders have consented.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01.   Notices; Electronic Communications.

(a)   Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(i)   if to the Borrower, to it at:

        Fifth Street Finance Corp.
        10 Bank Street, 12th Floor
        White Plains, New York 10606
        Attention: Bernard D. Berman
        Telecopy Number: (914) 328-4214
        Telephone: (914) 286-6800

        With a copy to:

        Rutan & Tucker, LLP
        611 Anton Boulevard, 14th Floor
        Costa Mesa, California 92626
        Attention: William F. Meehan
        Telecopy Number: (714) 546-9035

(ii)   if to the Administrative Agent or Issuing Bank, to it at:

        ING Capital LLC
        1325 Avenue of the Americas
        New York, New York 10019
        Attention: Patrick Frisch
        Telephone Number: (646) 424-6912
        Telecopy Number: (646) 424-6919

        with a copy to:
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, New York 10019-6064
        Attention: Terry E. Schimek, Esq.
        Telecopy Number: (212) 757-3990

(iii)   if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt. Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b)   Electronic Communications. Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Section 2.05 if such Lender or the Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(r)   Documents to be Delivered under Sections 5.01 and 5.12(a). For so long as a Debtdomain™ or equivalent website is available to each of the Lenders hereunder, the Borrower may satisfy its obligation to deliver documents to the Administrative Agent or the Lenders under Sections 5.01 and 5.12(a) by delivering one hard copy thereof to the Administrative Agent and either an electronic copy or a notice identifying the website where such information is located for posting by the Administrative Agent on Debtdomain™ or such equivalent website, provided that the Administrative Agent shall have no responsibility to maintain access to Debtdomain™ or an equivalent website.

SECTION 9.02.   Waivers; Amendments.

(a)   No Deemed Waivers Remedies Cumulative. No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b) <u>Amendments to this Agreement</u>. Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders; <u>provided</u> that, subject to Section 2.17(b), no such agreement shall

(i) increase the Commitment of any Lender without the written consent of such Lender,

(ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby,

(iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount or waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby,

(iv) change Section 2.16(b), (c) or (d) in a manner that would alter the pro rata sharing of payments, or making of disbursements, required thereby without the written consent of each Lender affected thereby,

(v) change any of the provisions of this Section or the percentage in the definition of the term "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, or

(vi) permit the assignment or transfer by any Obligor of any of its rights or obligations under any Loan Document without the consent of each Lender;

<u>provided</u> further that (x) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or the Issuing Bank hereunder without the prior written consent of the Administrative Agent or the Issuing Bank, as the case may be, and (y) the consent of Lenders holding not less than two-thirds of the total Revolving Credit Exposures and unused Commitments will be required for (A) any change adverse to the Lenders affecting the provisions of this Agreement relating to the Borrowing Base (including the definitions used therein), or the provisions of Section 5.12(b)(ii), (B) any adverse change relating to the financial covenants set forth in Section 6.07 hereof, (C) any adverse change relating to the Proprietary Rating System or the Risk Factor Rating, (D) any change of the negative covenants set forth in Sections 6.01 or 6.02 hereof, and (E) any release of any material portion of the Collateral other than for fair value or as otherwise permitted hereunder or under the other Loan Documents.

(c) <u>Amendments to Security Documents</u>. No Security Document nor any provision thereof may be waived, amended or modified, nor may the Liens thereof be spread to secure any additional obligations (including any increase in Loans hereunder, but excluding any such increase pursuant to a Commitment Increase under Section 2.07(f) to an amount not greater than $~~600,000,000~~800,000,000) except pursuant to an agreement or agreements in writing entered into by the Borrower, and by the Collateral Agent with the consent of the Required Lenders; provided that, subject to Section 2.17(b), (i) without the written consent of the holders of not less than two-thirds of the total Revolving Credit Exposures and unused Commitments, no such agreement shall, (A) release any Obligor representing more than 10% of the Shareholder's Equity of the Borrower from its obligations under the Security Documents, (B) release any guarantor representing more than 10% of the Shareholder's Equity of the Borrower under the Guarantee and Security Agreement from its guarantee obligations thereunder, or (C) amend the definition of "Collateral" under the Security Documents (except to add additional collateral) and (ii) without the written consent of each Lender, no such agreement shall (W) release all or substantially all of the Obligors from their respective obligations under the Security Documents, (X) release all or substantially all of the collateral security or otherwise terminate all or substantially all of the Liens under the Security Documents, (Y) release all or substantially all of the guarantors under the Guarantee and Security Agreement from their guarantee obligations thereunder, or (Z) alter the relative priorities of the obligations entitled to the Liens created under the Security Documents (except in connection with securing additional obligations equally and ratably with the Loans and other obligations hereunder) with respect to the collateral security provided thereby; except that no such consent described in clause (i) or (ii) above shall be required, and the Administrative Agent is hereby authorized (and so agrees with the Borrower) to direct the Collateral Agent under the Guarantee and Security Agreement, to release any Lien covering property (and to release any such guarantor) that is the subject of either a disposition of property permitted hereunder or a disposition to which the Required Lenders have consented, or otherwise in accordance with Section 9.15.

(d) <u>Replacement of Non-Consenting Lender</u>. If, in connection with any proposed amendment, waiver or consent requiring (i) the consent of "each Lender" or "each Lender affected thereby," or (ii) the consent of "two-thirds of the holders of the total Revolving Credit Exposures and unused Commitments", the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a "<u>Non-Consenting Lender</u>"), then the Borrower shall have the right, at its sole cost and expense, to replace each such Non-Consenting Lender or Lenders with one or more replacement Lenders pursuant to Section 2.18(b) so long as at the time of such replacement, each such replacement Lender consents to the proposed change, waiver, discharge or termination.

SECTION 9.03.   <u>Expenses; Indemnity; Damage Waiver</u>.

(a) <u>Costs and Expenses</u>. The Borrower shall pay (i) all reasonable out-of-pocket costs and expenses incurred by the Administrative Agent, the Collateral Agent and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and the Collateral Agent, in connection with the syndication of the credit facilities provided for herein, the preparation and administration (other than internal overhead charges) of this Agreement and the other Loan Documents and any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect thereof and (iv) and all reasonable out-of-pocket costs, expenses, taxes, assessments and other charges incurred in connection with any filing, registration, recording or perfection of any security interest contemplated by any Security Document or any other document referred to therein.

(b)   <u>Indemnification by the Borrower</u>. The Borrower shall indemnify the Administrative Agent, the Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an "<u>Indemnitee</u>") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (other than Taxes or Other Taxes which shall only be indemnified by the Borrower to the extent provided in Section 2.15), including the reasonable fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the Transactions or any other transactions contemplated hereby <u>(including, without limitation, pursuant to any arrangement entered into with an Independent Valuation Provider)</u>, (ii) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit) or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Obligor, and regardless of whether any Indemnitee is a party thereto; <u>provided</u> that such indemnity shall not as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the willful misconduct or gross negligence of such Indemnitee or (y) result from a claim brought by the Borrower against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

The Borrower shall not be liable to any Indemnitee for any special, indirect, consequential or punitive damages arising out of, in connection with, or as a result of the Transactions asserted by an Indemnitee against the Borrower or any other Obligor, provided that the foregoing limitation shall not be deemed to impair or affect the Obligations of the Borrower under the preceding provisions of this subsection.

(c)   Reimbursement by Lenders. To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent or the Issuing Bank under paragraph (a) or (b) of this Section (and without limiting its obligation to do so) or to the extent that the fees, costs and expenses of the Independent Valuation Provider incurred pursuant to Section 5.12(b)(iii) exceed the IVP Supplemental Cap for any 12-month period (provided that prior to incurring expenses in excess of the IVP Supplemental Cap, the Administrative Agent shall have afforded the Lenders an opportunity to consult with the Administrative Agent regarding such expenses), each Lender severally agrees to pay to the Administrative Agent or the Issuing Bank, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or the Issuing Bank in its capacity as such.

(d)   Waiver of Consequential Damages, Etc. To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of; this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in paragraph (d) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)   Payments. All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 9.04.   Successors and Assigns.

(a)   Assignments Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by Lenders.

(i)   Assignments Generally. Subject to the conditions set forth in clause (ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans and LC Exposure at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of:

(A)   the Borrower, provided that (i) no consent of the Borrower shall be required for an assignment to a Lender, an Affiliate of a Lender, or, if an Event of Default has occurred and is continuing, any other assignee, and (ii) the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received written notice thereof; and

(B)   the Administrative Agent and the Issuing Bank.

(ii)   Certain Conditions to Assignments. Assignments shall be subject to the following additional conditions:

(A)   except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans and LC Exposure, the amount of the Commitment or Loans and LC Exposure of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than U.S. $1,000,000 unless each of the Borrower and the Administrative Agent otherwise consent; provided that no such consent of the Borrower shall be required if a Default has occurred and is continuing;

(B)   each partial assignment of Commitments or Loans and LC Exposure shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement in respect of such Commitments, Loans and LC Exposure;

(C)   the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption in substantially the form of Exhibit A hereto, together with a processing and recordation fee of U.S. $3,500 (which fee shall not be payable in connection with an assignment to a Lender or to an Affiliate of a Lender), for which the Borrower and the Guarantors shall not be obligated (except in the case of an assignment pursuant to Section 2.18(b)); and

(D)   the assignee, if it shall not already be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(iii)   Effectiveness of Assignments. Subject to acceptance and recording thereof pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.03 with respect to facts and circumstances occurring prior to the effective date of such assignment). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (e) of this Section.

(c)   Maintenance of Registers by Administrative Agent. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of its offices in New York City a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the "Registers" and each individually, a "Register"). The entries in the Registers shall be conclusive absent manifest error, and the Borrower, the Administrative Agent, the Issuing Bank and the Lenders may treat each Person whose name is recorded in the Registers pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Registers shall be available for inspection by the Borrower, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Acceptance of Assignments by Administrative Agent. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee's completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(e)   Special Purposes Vehicles. Notwithstanding anything to the contrary contained herein, any Lender (a "Granting Lender") may grant to a special purpose funding vehicle (an "SPC") owned or administered by such Granting Lender, identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower, the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make; provided that (i) nothing herein shall constitute a commitment to make any Loan by any SPC, (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall, subject to the terms of this Agreement, make such Loan pursuant to the terms hereof, (iii) the rights of any such SPC shall be derivative of the rights of the Granting Lender, and such SPC shall be subject to all of the restrictions upon the Granting Lender herein contained, and (iv) no SPC shall be entitled to the benefits of Sections 2.13 (or any other increased costs protection provision), 2.14 or 2.15. Each SPC shall be conclusively presumed to have made arrangements with its Granting Lender for the exercise of voting and other rights hereunder in a manner which is acceptable to the SPC, the Administrative Agent, the Lenders and the Borrower, and each of the Administrative Agent, the Lenders and the Obligors shall be entitled to rely upon and deal solely with the Granting Lender with respect to Loans made by or through its SPC. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by the Granting Lender.

Each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding senior indebtedness of any SPC, it will not institute against, or join any other person in instituting against, such SPC, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or similar proceedings under the laws of the United States or any State thereof, in respect of claims arising out of this Agreement; provided that the Granting Lender for each SPC hereby agrees to indemnify, save and hold harmless each other party hereto for any loss, cost, damage and expense arising out of their inability to institute any such proceeding against its SPC. In addition, notwithstanding anything to the contrary contained in this Section, any SPC may (i) without the prior written consent of the Borrower and the Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to its Granting Lender or to any financial institutions providing liquidity and/or credit facilities to or for the account of such SPC to fund the Loans made by such SPC or to support the securities (if any) issued by such SPC to fund such Loans (but nothing contained herein shall be construed in derogation of the obligation of the Granting Lender to make Loans hereunder); provided that neither the consent of the SPC or of any such assignee shall be required for amendments or waivers hereunder except for those amendments or waivers for which the consent of participants is required under paragraph (1) below, and (ii) disclose on a confidential basis (in the same manner described in Section 9.13(b)) any non-public information relating to its Loans to any rating agency, commercial paper dealer or provider of a surety, guarantee or credit or liquidity enhancement to such SPC.

(f) Participations. Any Lender may sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans and LC Disbursements owing to it); provided that (i) such Lender's obligations under this Agreement and the other Loan Documents shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement and the other Loan Documents. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver

111

described in the first proviso to Section 9.02(b) that affects such Participant. Subject to paragraph (g) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.13, 2.14 and 2.15 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.16(d) as though it were a Lender hereunder. Each Lender that sells a participation shall, acting solely for this purpose as an non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant's interest in the Loans or other obligations under the Loan Documents (the "Participant Register"); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant's interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(g)   Limitations on Rights of Participants. A Participant shall not be entitled to receive any greater payment under Section 2.13, 2.14 or 2.15 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.15 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with paragraphs (e) and (f) of Section 2.15 as though it were a Lender and in the case of a Participant claiming exemption for portfolio interest under Section 871(h) or 881(c) of the Code, the applicable Lender shall provide the Borrower with satisfactory evidence that the participation is in registered form and shall permit the Borrower to review such register as reasonably needed for the Borrower to comply with its obligations under applicable laws and regulations.

(h)   Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any such pledge or assignment to a Federal Reserve Bank or other central bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such assignee for such Lender as a party hereto.

(i)   No Assignments to the Borrower or Affiliates. Anything in this Section to the contrary notwithstanding, no Lender may assign or participate any interest in any Loan or LC Exposure held by it hereunder to the Borrower or any of its Affiliates or Subsidiaries without the prior consent of each Lender.

SECTION 9.05. <u>Survival</u>. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.13, 2.14, 2.15 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 9.06. <u>Counterparts; Integration; Effectiveness; Electronic Execution</u>.

(a) <u>Counterparts; Integration; Effectiveness</u>. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) <u>Electronic Execution of Assignments</u>. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

SECTION 9.07. <u>Severability</u>. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08.   Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrower against any of and all the obligations of the Borrower now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 9.09.   Governing Law; Jurisdiction; Etc.

(a)   Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b)   Submission to Jurisdiction. The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the ~~nonexclusive~~exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction.

(c)   Waiver of Venue. The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(j)   Service of Process. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10.   WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING

114

DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 9.11.   Judgment Currency. This is a loan transaction in which the specification of Dollars and payment in New York City is of the essence, and Dollars shall be the currency of account in all events relating to Loans. The payment obligations of the Borrower under this Agreement shall not be discharged or satisfied by an amount paid in another currency or in another place, whether pursuant to a judgment or otherwise, to the extent that the amount so paid on conversion to Dollars and transfer to New York City under normal banking procedures does not yield the amount of Dollars in New York City due hereunder. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder into another currency (the "Other Currency"), the rate of exchange that shall be applied shall be the rate at which in accordance with normal banking procedures the Administrative Agent could purchase Dollars with the Other Currency on the Business Day next preceding the day on which such judgment is rendered. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under any other Loan Document (in this Section called an "Entitled Person") shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that on the Business Day following receipt by such Entitled Person of any sum adjudged to be due hereunder in the Other Currency such Entitled Person may in accordance with normal banking procedures purchase and transfer Dollars to New York City with the amount of the Other Currency so adjudged to be due; and the Borrower hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person against, and to pay such Entitled Person on demand, in Dollars, the amount (if any) by which the sum originally due to such Entitled Person in Dollars hereunder exceeds the amount of Dollars so purchased and transferred.

SECTION 9.12.   Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.13.   Treatment of Certain Information; Confidentiality.

(a)   Treatment of Certain Information. The Borrower acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to the Borrower or one or more of its Subsidiaries (in connection with this Agreement or otherwise) by any Lender or by one or more subsidiaries or affiliates of such Lender and the Borrower hereby authorizes each Lender to share any information delivered to such Lender by the Borrower and its Subsidiaries pursuant to this Agreement, or in connection with the decision of such Lender to enter into this Agreement, to any such subsidiary or affiliate, it being understood that any such subsidiary or affiliate receiving such information shall be bound by the provisions of paragraph (b) of this Section as if it were a Lender hereunder. Such authorization shall survive the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

(b)   Confidentiality. Each of the Administrative Agent, the Lenders and the Issuing Bank agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower, (h) on a confidential basis to (i) any rating agency in connection with rating the Borrower or its Subsidiaries or the Loans, (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans or (iii) any credit insurer with respect to the Loans, or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender, the Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower.

For purposes of this Section, "Information" means all information received from the Borrower or any of its Subsidiaries relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or the Issuing Bank on a nonconfidential basis prior to disclosure by the Borrower or any of its Subsidiaries, provided that, in the case of information received from the Borrower or any of its Subsidiaries after the Original Effective Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 9.14.   USA PATRIOT Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), it is required to obtain, verify and record information that identifies the Borrowereach Obligor, which information includes the name and address of the

~~Borrower~~such Obligor and other information that will allow such Lender to identify ~~the Borrower~~such Obligor in accordance with said Act.

SECTION 9.15.   Termination. Promptly upon the Termination Date, the Administrative Agent shall direct the Collateral Agent to, on behalf of the Administrative Agent, the Collateral Agent and the Lenders, deliver to Borrower such termination statements and releases and other documents necessary or appropriate to evidence the termination of this Agreement, the Loan Documents, and each of the documents securing the obligations hereunder as the Borrower may reasonably request, all at the sole cost and expense of the Borrower.

SECTION 9.16.   Reallocation of Commitments. On the Restatement Effective Date Borrower shall (A) prepay the Existing Loans (if any) in full, (B) simultaneously borrow new Loans hereunder in an amount equal to such prepayment; provided that with respect to subclauses (A) and (B), (x) the prepayment to, and borrowing from, any Existing Lender shall be effected by book entry to the extent that any portion of the amount prepaid to such Existing Lender will be subsequently borrowed from such Existing Lender and (y) the Existing Lenders and the New Lenders shall make and receive payments among themselves, in a manner acceptable to the Administrative Agent, so that, after giving effect thereto, the Loans are held ratably by the Lenders in accordance with the respective Commitments of such Lenders (as set forth in Schedule 1.01(b)) and (C) pay to the Lenders the amounts, if any, payable under Section 2.14 of the Existing Credit Agreement as a result of any such prepayment. Concurrently therewith, the Lenders shall be deemed to have adjusted their participation interests in any outstanding Letters of Credit so that such interests are held ratably in accordance with their commitments as so revised.

SECTION 9.17.   Amendment and Restatement.

(a)   The terms and conditions of this Agreement and the Agents' and the Lenders' rights and remedies under this Agreement and the other Loan Documents shall apply to all of the obligations incurred under the Existing Credit Agreement.

(b)   On and after the Restatement Effective Date, (i) all references to the Existing Credit Agreement in the Loan Documents (other than this Agreement) shall be deemed to refer to the Existing Credit Agreement, as amended and restated hereby, (ii) all references to any Article, Section or sub-clause of the Existing Credit Agreement in any Loan Document (other than this Agreement) shall be deemed to be references to the corresponding provisions of this Agreement and (iii) except as the context otherwise provides, on or after the Restatement Effective Date, all references to this Agreement herein (including for purposes of indemnification and reimbursement of fees) shall be deemed to be references to the Existing Credit Agreement, as amended and restated hereby.

(c)   This amendment and restatement is limited as written and is not a consent to any other amendment, restatement or waiver, whether or not similar and, except as expressly provided herein or in any other Loan Document, all terms and conditions of the Loan Documents

117

remain in full force and effect unless otherwise specifically amended hereby or by any other Loan Document.

SECTION 9.18. <u>No Fiduciary Duty</u>. The Administrative Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the "<u>Lenders</u>"), may have economic interests that conflict with those of the Borrower. The Borrower agrees that nothing in the Loan Documents or otherwise shall be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lenders and the Borrower, its stockholders or its affiliates. The Obligors acknowledge and agree that (i) the transactions contemplated by the Loan Documents are arm's-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Lenders is acting solely as a principal and not the agent or fiduciary of the Borrower, its management, stockholders, creditors or any other person, (iii) no Lender has assumed an advisory or fiduciary responsibility in favor of the Borrower with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender or any of its affiliates has advised or is currently advising the Borrower on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (iv) the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate. The Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it shall not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

[Remainder of page intentionally left blank]

End of Document